As filed with the Securities and Exchange Commission on June 1, 1998
                                                    Registration No. 333-

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                   ----------

                                 RCN CORPORATION

             (Exact name of Registrant as specified in its charter)

            Delaware                         4813                  22-3498533
(State or other jurisdiction of (Primary Standard Industrial   (I.R.S. Employer
incorporation or organization)   Classification Code Number) Identification No.)

                               105 Carnegie Center
                            Princeton, NJ 08540-6215
                                 (609) 734-3700
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  Bruce Godfrey
                                 RCN Corporation
                               105 Carnegie Center
                            Princeton, NJ 08540-6215
                                 (609) 734-3700
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   ----------

                                   Copies to:

          Keith L. Kearney                 Jonathan A. Schaffzin
        Davis Polk & Wardwell             Cahill Gordon & Reindel
        450 Lexington Avenue                   80 Pine Street
      New York, New York 10017            New York, New York 10005
           (212) 450-4000                      (212) 701-3000

                                   ----------

        Approximate date of commencement of proposed sale to the public:
             As soon as practicable after the effective date of this
                             Registration Statement.


               If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

               If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.   [ ] ____

               If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____

               If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____

               If delivery of the prospectus is expected to be made pursuant
to Rule 434, please check the following box.   [ ]


                         CALCULATION OF REGISTRATION FEE

================================================================================
                                        Proposed Maximum
    Title of Each Class of             Aggregate Offering         Amount of
Securities to be Registered               Price(1)             Registration Fee
---------------------------           -------------------      ----------------

  % Senior Discount Notes due 2008......   $250,000,000            $73,750

================================================================================
(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933. The Notes will be issued at a discount to yield gross proceeds to the Company of $250,000,000.

                                   ----------

               The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, as amended or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION STATEMENT OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PRELIMINARY PROSPECTUS                                           [LOGO]



                          $250,000,000 Gross Proceeds
                                RCN Corporation
                       % Senior Discount Notes due 2008

                                   ----------

               RCN Corporation (the "Company" or "RCN") is hereby offering $
aggregate principal amount at maturity of     % Senior Discount Notes due 2008
(the "Notes"). The Notes will be issued at a discount to their aggregate principal amount at maturity and will generate gross proceeds to RCN of
approximately $250 million.  The yield to maturity of the Notes is     %
(computed on a semi-annual bond equivalent basis), calculated from , 1998. See "Certain U.S. Federal Income Tax Considerations."


                                                      (continued on next page)

               See "Risk Factors" beginning on page 11 for a discussion of certain factors that should be considered by prospective purchasers of the Notes offered hereby.

                                   ----------


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.




                      Principal Amount     Price to     Underwriting Proceeds to
                         at Maturity     Investors(1)   Discount(2)  Company(3)
                         -----------     ------------   -----------  ----------

Per Note.........             %               %              %            %
Total............      $                $              $             $

----------

(1) Plus accrued original issue discount, if any, from           , 1998.
(2) RCN has agreed to indemnify the Underwriters (as defined) against certain liabilities, including liabilities under the Securities Act. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $          .

                                   ----------

      The Notes are offered by the Underwriters, subject to prior sale, when, as and if issued to and accepted by the Underwriters, and subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject any orders in whole or in part. It is expected that delivery of the Notes offered hereby will be made in New York, New York on or
about             , 1998.

                                   ----------

Merrill Lynch & Co.
       Donaldson, Lufkin & Jenrette
           Securities Corporation
                           NationsBanc Montgomery Securities LLC
                                                          Salomon Smith Barney

                                   ----------

              The date of this Prospectus is June  , 1998.

               (continued from cover)

               Cash interest will not accrue on the Notes prior to
   , 2003. Thereafter, cash interest on the Notes will accrue at a rate of
% per annum and will be payable semi-annually in arrears on             and
         of each year, commencing            , 2003.  The Notes will be
redeemable at the option of RCN, in whole or in part, at any time on or after
         , 2003 at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption. In addition, prior to
     , 2001, RCN may, at its option, use the net proceeds of one or more Public Equity Offerings (as defined) yielding gross cash proceeds of not less than
$30 million to redeem up to an aggregate of 35% of the principal amount at
maturity of Notes originally issued at a redemption price equal to      % of
the Accreted Value (as defined) at the redemption date of the Notes so redeemed; provided that at least 65% of the principal amount at maturity of Notes originally issued would remain outstanding immediately after giving effect to such redemption. In the event of a Change of Control (as defined), RCN will be required to make an offer to purchase all outstanding Notes at a purchase price equal to 101% of the Accreted Value thereof plus accrued and unpaid interest, if any, thereon to the date of purchase. In addition, RCN will, subject to certain conditions, be obligated to make an offer to purchase Notes with the Net Cash Proceeds (as defined) of certain Asset Sales (as defined). See "Description of the Notes--Certain Covenants."

               The Notes will be senior unsecured obligations of RCN. The Notes will rank senior in right of payment to all subordinated indebtedness of RCN and will rank pari passu in right of payment with all existing and future indebtedness of RCN that is not by its terms subordinated in right and priority to the Notes. In addition, claims of holders of the Notes will be structurally subordinated to claims of holders of indebtedness of RCN's subsidiaries. As of March 31, 1998, the Company had outstanding under the Credit Agreement (as defined), an aggregate amount of $103 million to which holders of Notes would have been structurally subordinated. In addition, as of March 31, 1998, RCN had outstanding $225 million aggregate principal amount of its 10% Senior Notes due 2007 ("10% Senior Notes"), $367 million accreted value of its 11 1/8% Senior Discount Notes due 2007 ("11 1/8% Senior Discount Notes" and, together with the 10% Senior Notes, the "1997 Notes") and $356 million accreted value of its 9.80% Senior Discount Notes due 2008 (the "9.8% Senior Discount Notes" or the "1998 Notes"). The Notes will rank pari passu with the 1997 Notes and the 1998 Notes. RCN and its subsidiaries are expected to incur substantial additional indebtedness. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

               There is no established trading market for the Notes and RCN does not intend to apply for listing on any securities exchange. See "Plan of Distribution."

               The Company's Common Stock is traded on the Nasdaq Stock Market ("NASDAQ") under the symbol "RCNC."

               Concurrently with the offering of the Notes being made hereby (the "Offering"), the Company is offering (the "Common Stock Offering" and, together with the Offering, the "Offerings"), by means of a separate prospectus, 10,583,032 shares of Common Stock, par value $1.00 per share (the "Common Stock"). The consummation of the Offering is not conditioned upon the consummation of the Common Stock Offering and there can be no assurance that the Common Stock Offering will be consummated.



                           FORWARD-LOOKING STATEMENTS

               CERTAIN STATEMENTS CONTAINED IN THIS PROSPECTUS UNDER "SUMMARY," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS," IN ADDITION TO CERTAIN STATEMENTS CONTAINED ELSEWHERE IN THIS PROSPECTUS, ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND ARE THUS PROSPECTIVE. SUCH FORWARD LOOKING STATEMENTS INCLUDE, IN PARTICULAR,
STATEMENTS MADE AS TO PLANS TO DEVELOP NETWORKS AND UPGRADE FACILITIES, THE MARKET OPPORTUNITY PRESENTED BY MARKETS TARGETED BY THE COMPANY, THE COMPANY'S INTENTION TO CONNECT CERTAIN WIRELESS VIDEO, RESALE TELEPHONE AND INTERNET SERVICE CUSTOMERS TO ITS ADVANCED FIBER OPTIC NETWORKS, THE DEVELOPMENT OF THE COMPANY'S BUSINESSES, THE CURRENT AND FUTURE MARKETS FOR THE COMPANY'S
SERVICES AND PRODUCTS, THE COMPANY'S ANTICIPATED CAPITAL EXPENDITURES, THE COMPANY'S ANTICIPATED SOURCES OF CAPITAL AND EFFECTS OF REGULATORY REFORM AND COMPETITIVE AND TECHNOLOGICAL DEVELOPMENTS. NO ASSURANCE CAN BE GIVEN THAT THE FUTURE RESULTS COVERED BY THE FORWARD-LOOKING STATEMENTS WILL BE ACHIEVED.
SUCH STATEMENTS ARE SUBJECT TO RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM FUTURE RESULTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. THE MOST SIGNIFICANT OF SUCH RISKS, UNCERTAINTIES AND OTHER FACTORS ARE DISCUSSED UNDER THE HEADING "RISK FACTORS," BEGINNING ON PAGE 11 OF THIS PROSPECTUS, AND PROSPECTIVE INVESTORS ARE URGED TO CAREFULLY CONSIDER SUCH FACTORS.









               CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, MAY BID FOR AND PURCHASE NOTES IN THE OPEN MARKET AND MAY IMPOSE
PENALTY BIDS.   FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."



                                    SUMMARY

               The following summary is qualified in its entirety by the more detailed information (including the financial statements and the notes thereto) included elsewhere herein. Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' overallotment option. All share and per share data, stock option data and market prices (including historical trading prices) of RCN Common Stock have been restated to reflect the one for one stock dividend (the "Stock Dividend") declared on March 9, 1998 and paid on April 3, 1998. Unless the context indicates otherwise, "RCN" or the "Company" means RCN Corporation and its subsidiaries and joint ventures (including unconsolidated entities).


                                 The Company

               RCN is developing advanced fiber optic networks to provide a wide range of telecommunications services including local and long distance telephone, video programming and data services (including high speed Internet access), primarily to residential customers in selected high density markets. RCN believes that its capability to deliver multiple services (telephone, video programming and Internet access) to any given customer on its networks will provide it with competitive advantages over other competitors. RCN's strategy is to become the leading single-source provider of voice, video and data services to residential customers in each of its markets by offering individual or bundled service options, superior customer service and competitive prices. The Company believes that it is the only publicly-traded facilities- based provider of bundled voice, video and data services to focus on the residential market in the U.S., and believes that it will be the first competitive provider to its target markets.

               RCN's initial advanced fiber optic networks have been established in selected markets in the Boston to Washington, D.C. corridor, including New York City, Boston and its surrounding communities and in the Washington, D.C. area. The region, one of the most densely populated in the United States, represents approximately 4% of the geography of the U.S., but accounts for over 26% of the telecommunications market based upon the number of telephone access lines. In the Boston market RCN operates its advanced fiber optic network through a joint venture with the Boston Edison Company ("BECO"). The venture is managed and 51% owned by RCN and is accounted for on a consolidated basis. RCN and BECO are presently in discussions with respect to the conversion of a portion of BECO's interest in the BECO joint venture into RCN Common Stock. In the Washington, D.C. market RCN is developing an advanced fiber optic network through a joint venture named Starpower Communications, LLC ("Starpower") with Pepco Communications, L.L.C. ("Pepco Communications"), an indirect wholly owned subsidiary of Potomac Electric Power Company ("PEPCO"). Starpower is owned 50% by RCN and 50% by Pepco Communications and is accounted for under the equity method of accounting.
RCN believes that these joint ventures provide it with a number of important advantages including access to rights of way and the use of existing fiber optic facilities, the ability to enter its target markets quickly and efficiently and a reduction in the up-front capital investment required to develop its networks. In addition, the Company's joint venture partners provide access to additional assets, equity capital and established customer bases. The Company also benefits from its relationship with its largest shareholder, Level 3 Communications, Inc. ("Level 3"), and from the experience gained by certain of the Company's key employees who participated in the development of MFS Communications Company, Inc.

               Because it delivers multiple services, RCN reports the total number of its various service connections (for local telephone, video programming and Internet access) rather than the number of customers. See "Business--RCN Services--Connections." As of March 31, 1998, the Company had approximately 658,600 connections which were delivered through a variety of owned and leased facilities including hybrid fiber/coaxial cable systems, a wireless video system and advanced fiber optic networks. The Company is deploying advanced fiber optic networks specifically designed to provide high speed, high capacity telecommunications services for all new network facilities. RCN also intends to upgrade certain of its hybrid fiber/coaxial cable systems to enable them to provide the same range of voice, video and data services, including bundled service options. See "Business--Properties." At March 31, 1998, RCN had approximately 20,300 total connections attributable to customers connected to advanced fiber optic networks ("on-net" connections) and had approximately 638,200 connections attributable to customers served through other facilities ("off- net" connections). Off-net connections consist of approximately 227,500 connections attributable to the Company's hybrid fiber/coaxial cable systems in the states of New York (outside New York City), New Jersey and Pennsylvania, all within 75 miles of New York City, and approximately 325,000 Internet service customers gained upon completion of the acquisitions of UltraNet Communications, Inc. ("UltraNet") and Erols Internet, Inc. ("Erols") in February 1998. As a result of the Erols and UltraNet acquisitions, RCN is a leading Internet service provider ("ISP") in the Boston to Washington, D.C. corridor.

               RCN's extensive operating experience in both the telephone and video industries and in the design and development of telecommunications facilities provides it with expertise in systems operation and development, an established infrastructure for customer service and billing for both voice and video services and established relationships with providers of equipment and video programming. In addition, the Company's management team and board of directors benefit from experience gained in connection with the management of Commonwealth Telephone Enterprises Inc. ("Commonwealth Telephone") (formerly C-TEC Corporation ("C-TEC")), which prior to September 30, 1997 owned and operated RCN. See "Business--Relationship Among Commonwealth Telephone, RCN and Cable Michigan." C-TEC has 100 years of experience in the telephone business and nearly 25 years of experience in the cable television business. Both C-TEC and certain members of management also have extensive experience in the design and development of advanced telecommunications facilities.

               RCN seeks to exploit competitive opportunities in selected markets where population density, favorable demographics and the aging infrastructure of the incumbent service providers' network facilities combine to create a particularly attractive opportunity to develop advanced fiber optic networks. The Company continues to evaluate new market areas both within and outside of the Boston to Washington, D.C. corridor. The Company believes that its experience in the Northeast will provide it with a key strategic advantage if it decides to enter new markets.

Business Strategy

               The Company believes that the opportunity to deploy effectively advanced fiber optic networks and to compete with incumbent telephone and cable television service providers results from several key factors, including the broad deregulation of the telecommunications industry pursuant to the Telecommunications Act of 1996, the need for more advanced, higher capacity networks to meet growing consumer demands for new communications products and services and the superior technology of the Company's networks. In order to achieve its goal of becoming the leading provider of telecommunications, video and data services to residential customers in its target markets, RCN is pursuing the following key strategies:

               Developing Advanced Fiber Optic Networks.   RCN's advanced
fiber optic networks are specifically designed to provide a single source for high speed, high capacity voice, video programming and data services. The Company expects that the substantial growth of the Internet and demand for high speed data service will play an important role in the demand for its fiber optic networks. RCN believes that its high capacity advanced fiber optic networks provide RCN with certain competitive advantages such as increased capacity (including the ability to offer bundled voice, video and data services) and generally superior signal quality and network reliability relative to the typical networks of the incumbent service providers. By using advanced fiber optic networks capable of delivering multiple services, RCN is able to address a larger number of potential subscriber connections in its target markets than incumbent service providers which typically provide only single or limited services.

               Focusing on Residential Customers in High-Density Markets.
RCN seeks to be the first operator of an advanced fiber optic network providing voice, video and data services to residential customers in each of its target markets. RCN believes that it is unique in its markets in offering a wide range of bundled voice, video and data services to customers in residential areas and in striving to connect residential customers directly to its advanced fiber optic networks. The Company estimates that RCN's loop
lengths are a small fraction of the incumbents.   RCN also believes that
residential customers will be attracted to lower prices, broader service offerings, enhanced levels of customer care and consumer choice. Although the Company's primary focus is on residential customers, RCN also serves certain commercial accounts which are located on or in close proximity to its networks.

               Implementing Subscriber-Driven Investment Strategy. RCN attempts to deploy efficiently its capital by tying facility development to the procurement of customer connections. In order to promote its presence in its markets and to develop a subscriber base for its advanced fiber optic networks, the Company may provide selected services to customers located near its advanced fiber networks utilizing existing facilities that are available in advance of network construction. For example, RCN markets Internet services and provides resold telephone services in advance of constructing or extending its networks. RCN also provides wireless video services to approximately 40,859 customers in New York City (as of March 31, 1998) with a view to extending the advanced fiber optic network to service many of these existing customers.

               Utilizing Strategic Alliances and Existing Facilities to Speed and Reduce Cost of Entry. By utilizing strategic alliances, RCN is able to enter the market quickly and efficiently and to reduce the up-front capital investment required to develop its networks. Through alliances with companies such as BECO, Pepco Communications and MFS Communications Company, Inc. ("MFS/WorldCom") (which is now a subsidiary of WorldCom, Inc. ("WorldCom")), which provide or are expected to provide RCN with extensive fiber optic networks or other assets, by utilizing certain components of its own existing cable television infrastructure, and through the strategic acquisitions of UltraNet and Erols, RCN has been able to expedite and reduce the cost of market entry and business development and has created the opportunity to leverage existing customer relationships.

               Offering Bundled Voice, Video and Data Services.   RCN believes
that, as a full service voice, video and data programming provider, it will be able to offer a single-source package of voice, video and data services, individually or on a bundled basis, which is not yet generally available from any incumbent telephone, cable or other service provider. In addition, services provided over RCN's advanced fiber optic networks are generally priced at competitive rates as compared to the incumbent service providers.

               Providing Superior Customer Service.   RCN seeks to provide
superior customer service as compared to incumbent service providers, with service features such as a 24-hour-a-day call center and quality control system, on-time service guarantees and bundled service offerings, providing the consumer with added choice and convenience.

Network Development and Financing Plan

               In developing its advanced fiber optic networks, the Company undertakes a subscriber-driven capital expenditure strategy whereby it (i) closely monitors development of its subscriber base in order to direct network deployment in each target market, and (ii) seeks to establish a customer base in advance of or concurrently with its network deployment. As part of this development plan, RCN pre-markets its services by offering Internet and resale telephone (and, in New York City, wireless video) services in areas targeted for expansion of advanced fiber optic network facilities. Depending upon factors such as subscriber density, proximity to the advanced fiber optic network and development costs and the degree of success achieved in its initial markets, the Company will determine whether building its advanced fiber optic network in additional high density target markets in the Northeast or elsewhere can be achieved on an attractive economic basis.

               The Company expects that it will require a substantial amount of capital to fund the network development and operations in the Boston to Washington, D.C. corridor, including funding the development of its advanced fiber optic networks, upgrading its hybrid fiber/coaxial plant and funding operating losses and debt service requirements. The Company currently estimates that its capital requirements for the period from January 1, 1998 through 1999 will be approximately $785 million, which includes capital expenditures (including connection costs which will only be incurred as the Company obtains revenue-generating customer connections) of approximately $300 million in 1998 and approximately $485 million through 1999. As a result of more rapid deployment of its fiber optic network and the Erols and UltraNet acquisitions, certain aspects of the Company's capital expenditure program have been accelerated. The Company's planned capital expenditures will be used principally to fund the buildout of the Company's fiber optic network in high density areas in selected markets in the Boston to Washington, D.C. corridor and to upgrade its hybrid fiber/coaxial cable systems. In addition to its own capital requirements, the Company's joint venture partners are each expected to contribute approximately $150 million in capital to the joint ventures from September 1997 through 2000 in connection with development of the Boston and Washington, D.C. markets. Immediately following the consummation of the Offering, the Company will have approximately $1,152 million of cash and cash equivalents and approximately $63 million of restricted cash. Such amounts are expected to provide sufficient liquidity to meet the Company's capital requirements through 2000.

               The Company will continue to require additional capital for planned increases in network coverage and other capital expenditures, working capital, debt service requirements and anticipated further operating losses. Sources of funding for the Company's further financing requirements may include vendor financing, public offerings or private placements of equity and/or debt securities, and bank loans. There can be no assurance that additional financing will be available to the Company or, if available, that it can be obtained on a timely basis and on acceptable terms. Due to its subscriber driven investment strategy, should the Company encounter a successful rollout in its initial markets and/or decide to enter additional markets, the Company may accelerate the rollout and/or extend the reach of its network; such acceleration could increase the Company's capital requirements. In addition, the commencement of operations and development of any new markets could substantially increase the Company's capital requirements. See "Risk Factors--Further Capital Requirements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

The Distribution

               Prior to September 30, 1997, the Company was operated as a wholly-owned subsidiary of C-TEC. On September 30, 1997 (the "Distribution Date"), C-TEC completed a spin-off transaction by distributing all of the shares of its subsidiaries, RCN and Cable Michigan, Inc. ("Cable Michigan"), to the holders of C-TEC Common Equity. The Company, Commonwealth Telephone and Cable Michigan have entered into certain agreements governing various ongoing relationships between the three companies, including a distribution agreement and a tax sharing agreement. See "Business--Relationship Among Commonwealth Telephone, RCN and Cable Michigan."


                                   ----------

               The Company's principal executive offices are located at 105 Carnegie Center, Princeton, New Jersey, and its telephone number is (609) 734-3700. The Company maintains a web site at http://www.rcn.com where general information about the Company is available. Reference to the website shall not be deemed to incorporate the contents of the website into this Prospectus.






                                  The Offering

Securities Offered..................   $      aggregate principal amount at
                                       maturity of     % of Senior Discount
                                       Notes due 2008.  The Notes will be
                                       issued at a discount to their aggregate
                                       principal amount at maturity to yield
                                       gross proceeds of approximately
                                       $250,000,000. The yield to maturity of
                                       the Notes will be     % (computed on a
                                       semi-annual bond equivalent basis),
                                       calculated from            , 1998.  See
                                       "Certain U.S. Federal Income Tax
                                       Considerations."

Maturity Date.......................              , 2008.

Ranking.............................   The Notes will be senior unsecured
                                       obligations of RCN.  The Notes will
                                       rank senior in right of payment to all
                                       subordinated indebtedness of RCN and
                                       will rank pari passu in right of
                                       payment with all existing and future
                                       indebtedness of RCN that is not by its
                                       terms subordinated in right and
                                       priority to the Notes. In addition,
                                       claims of holders of the Notes will be
                                       structurally subordinated to claims of
                                       holders of indebtedness of RCN's
                                       subsidiaries. As of March 31, 1998, the
                                       aggregate amount of indebtedness
                                       outstanding under the Credit Agreement
                                       to which holders of Notes would have
                                       been structurally subordinated was
                                       approximately $103 million. In
                                       addition, as of March 31, 1998, RCN had
                                       outstanding $225 million aggregate
                                       principal amount of its 10% Senior
                                       Notes, $367 million accreted value of
                                       its 11 1/8% Senior Discount Notes and
                                       $356 million accreted value of its
                                       9.80% Senior Discount Notes.  RCN and
                                       its subsidiaries are expected to incur
                                       substantial additional indebtedness.

Interest............................   Cash interest will not accrue on the
                                       Notes prior to           , 2003.
                                       Thereafter, cash interest on the Notes
                                       will accrue at a rate of     % per
                                       annum and will be payable semi-annually
                                       in arrears on each       and        of
                                       each year, commencing           , 2003.

Original Issue Discount.............   For federal income tax purposes, the
                                       Notes will be treated as having been
                                       issued with "original issue discount"
                                       equal to the difference between the
                                       issue price of the Notes and the sum of
                                       all cash payments (whether denominated
                                       as principal or interest) to be made
                                       thereon. Each holder of a Note must
                                       include as gross income for federal
                                       income tax purposes a portion of such
                                       original issue discount for each day
                                       during each taxable year in which a
                                       Note is held even though no cash
                                       interest payments will be received
                                       prior to           , 2003.  See
                                       "Certain U.S. Federal Income Tax
                                       Considerations."

Optional Redemption.................   The Notes will be redeemable at the
                                       option of RCN, in whole or in part, at
                                       any time on or after , 2003 at the
                                       redemption prices set forth under
                                       "Description of the Notes--Redemption,"
                                       plus accrued and unpaid interest, if any, thereon to the date of redemption. In addition, prior to , 2001, RCN may use the net proceeds of one or more Public
                                       Equity Offerings of RCN yielding gross
                                       cash proceeds of at least $30 million to redeem up to an aggregate of 35% of the principal amount at maturity of the Notes originally issued (in each case, on a pro rata basis) at a redemption price equal to % of the Accreted Value at the redemption date of the Notes so redeemed.

Change of Control...................   In the event of a Change of Control, RCN
                                       will be required to make an offer to
                                       purchase all outstanding Notes at a
                                       purchase price equal to 101% of the
                                       Accreted Value thereof plus accrued and
                                       unpaid interest, if any, thereon to the
                                       date of purchase. See "Description of the Notes--Certain Covenants--Change of
                                       Control" for a discussion of such
                                       covenant.

Asset Sale Offer....................   In addition, RCN will, subject to certain
                                       conditions, be obligated to make an offer to purchase Notes with the Net Cash
                                       Proceeds of certain Asset Sales at a
                                       price of 100% of the Accreted Value
                                       thereof plus accrued and unpaid interest, if any, to the date of purchase. See
                                       "Description of the Notes--Certain
                                       Covenants--Disposition of Proceeds of
                                       Asset Sales."

Certain Covenants...................   The indenture under which the Notes
                                       will be issued (the "Indenture") will
                                       contain certain covenants, including (i) limitations on additional indebtedness,
                                       (ii) limitations on restricted
                                       payments, (iii) limitations on liens
                                       securing certain indebtedness, (iv)
                                       limitations on certain guarantees, (v)
                                       limitations on dividend and other
                                       payment restrictions affecting
                                       Restricted Subsidiaries or Restricted
                                       Affiliates (as defined), (vi)
                                       limitations on transactions with
                                       affiliates, (vii) limitations on
                                       issuances and sales of Preferred Stock
                                       by Restricted Subsidiaries and
                                       Restricted Affiliates (as defined),
                                       (viii) limitations on the disposition
                                       of proceeds of asset sales and (ix)
                                       limitations on designations of
                                       Unrestricted Subsidiaries (as defined)
                                       and Restricted Affiliates. In addition,
                                       the Indenture will limit the ability of
                                       RCN to consolidate, merge or sell all
                                       or substantially all of its assets.
                                       These covenants are subject to
                                       important exceptions and
                                       qualifications. See "Description of the
                                       Notes--Certain Covenants."

Absence of a Public Market
for the Notes.......................   The Notes are new securities for
                                       which there is currently no established
                                       trading market. Although the
                                       Underwriters have informed RCN that
                                       they currently intend to make a market
                                       in the Notes, they are not obligated to
                                       do so and any such market making may be
                                       discontinued at any time without
                                       notice. Accordingly, there can be no
                                       assurance as to the development or
                                       liquidity of any market for the Notes.
                                       RCN does not intend to apply for
                                       listing of the Notes on any securities
                                       exchange or for quotation through the
                                       Nasdaq Stock Market.

Common Stock Offering...............   Concurrently with the Offering being made
                                       hereby, the Company is offering, by means of a separate prospectus, 10,583,032 shares of its Common Stock. The consummation of the Common Stock Offering is not a condition to the Offering and there can be no assurance that the Common
                                       Stock Offering will be consummated.

Use of Proceeds.....................   The net proceeds of the Offering will
                                       be approximately $243 million, after
                                       deducting estimated commissions and
                                       offering expenses, and will be used for
                                       expansion and development of advanced
                                       fiber optic network facilities. See
                                       "Use of Proceeds."

                                  RISK FACTORS

               Prospective investors should carefully consider all of the information in this Prospectus and, in particular, should evaluate the specific risk factors set forth under "Risk Factors," beginning on page 11.



                Summary Historical Consolidated Financial Data

               The table below sets forth selected historical consolidated financial data for RCN. Prior to September 30, 1997, the Company operated as part of C-TEC. The historical financial data presented below reflect periods during which the Company did not operate as an independent company and, accordingly, certain assumptions were made in preparing such financial data. Therefore, such data may not reflect the results of operations or the financial condition which would have resulted if the Company had operated as a separate, independent company during such periods, and are not necessarily indicative of the Company's future results of operation or financial condition.

               The selected historical consolidated financial data for the years ended December 31, 1994 and 1993 and as of December 31, 1995, 1994 and 1993 are derived from the Company's unaudited historical consolidated financial statements not included in this Prospectus. The selected historical consolidated financial data of the Company for the years ended December 31, 1997, 1996 and 1995 and as of December 31, 1997 and 1996 are derived from and should be read in conjunction with the Company's audited historical consolidated financial statements (the "Financial Statements") and the Company's unaudited pro forma consolidated financial statements included elsewhere in this Prospectus. The selected historical consolidated financial data for the three month periods ended March 31, 1998 and 1997 and as of March 31, 1998 are derived from and should be read in conjunction with the Company's unaudited historical consolidated financial statements included elsewhere in this Prospectus. In the opinion of the Company's management, these three month consolidated historical financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The results for such interim periods are not necessarily indicative of the results for the full year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Consolidated Financial Statements" and the Financial Statements.

                                                                                                                 Three Months Ended
                                                               Year Ended December 31,                               March 31,
                                          -----------------------------------------------------------------  -----------------------
                                            1993        1994              1995(1)     1996         1997          1997         1998
                                            ----        ----              -------     ----         ----          ----         ----
                                                                             (dollars in thousands)
Statement of Operations Data:
Sales..................................    $49,504     $59,500        $91,997    $104,910      $127,297      $29,677       $40,138
Costs and expenses, excluding
 depreciation and amortization.........     30,821      49,747         75,003      79,107       134,967       25,524        48,455
                                          --------      --------     --------    --------    ----------     --------    ----------
EBITDA before nonrecurring charges (2).     18,683       9,753         16,994      25,803        (7,670)       4,153        (8,317)
Nonrecurring charges(3)................         --          --             --          --        10,000       10,000        44,700
Depreciation and amortization..........      9,922       9,803         22,336      38,881        53,205       12,191        17,691
                                          --------      --------     --------    --------    ----------     --------    ----------
Operating (loss) income................      8,761         (50)        (5,342)    (13,078)      (70,875)     (18,038)      (70,708)
Interest income........................     17,882      21,547         29,001      25,602        22,824        5,153        12,815
Interest expense.......................    (17,127)    (16,669)       (16,517)    (16,046)      (25,602)      (3,431)      (22,735)
Other (expense) income, net............      1,195       1,343           (304)       (546)          131          (33)         (899)
(Benefit) provision for income taxes...        167       2,340          1,119         979       (20,849)      (4,800)      (11,682)
Equity in loss of unconsolidated
 entities(4)...........................         --          --         (3,461)     (2,282)       (3,804)        (805)       (1,493)
Minority interest in loss (income) of
 consolidated entities(5)..............        (85)        (95)          (144)      1,340         7,296          910         3,586
Extraordinary charge--debt prepayment
 penalty, net of tax of $1,728(6)......         --          --             --          --        (3,210)          --            --
Cumulative effect of changes in
 accounting principles(7)..............      1,628         (83)            --          --            --           --            --
                                          --------     --------      --------    --------    ----------     --------    ----------
Net (loss) income......................    $12,087      $3,653         $2,114     $(5,989)     $(52,391)    $(11,444)     $(67,752)
                                          ========     ========      ========    ========    ==========     ========    ==========
Balance Sheet Data (at end of period):
Total assets...........................   $291,634    $568,586 (8)   $649,610    $628,085    $1,150,992     $592,697    $1,578,232
Long-term debt (including
 current position).....................    181,500     154,000        161,000     131,250       686,103      131,250     1,053,324
Shareholders' equity...................     74,329     372,847 (8)    394,069     390,765       356,584      362,449       362,283

----------

(1) Certain of the Company's businesses were acquired by C-TEC and transferred to the Company in connection with the Distribution. In May 1995, a subsidiary of C-TEC acquired Twin County Trans Video, Inc. ("Twin County") and accordingly Twin County is fully consolidated in the Company's financial statements since the date of acquisition. See Note 4 to the Consolidated Financial Statements of the Company.

(2) EBITDA represents earnings before interest, depreciation and amortization, and income taxes. EBITDA is commonly used in the communications industry to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA is not intended to represent cash flows for the period and should not be considered as an alternative to cash flows from operating, investing or financing activities as determined in accordance with U.S. GAAP. EBITDA is not a measurement under U.S. GAAP and may not be comparable with other similarly titled measures of other companies.

(3) Nonrecurring charges in 1997 represent costs of $10,000 incurred with respect to the termination of a marketing services agreement related to the Company's wireless video services, and in 1998 represent nonrecurring costs of $44,700 of acquisition of in-process technology relating to the acquisitions of UltraNet and Erols.

(4) Equity in loss of unconsolidated entities primarily consists of the Company's proportionate share of income (losses) and amortization of excess cost over net assets of Megacable, S.A. de C.V. ("Megacable"). The Company purchased its 40% equity interest in Megacable in January 1995 and accounts for its investment by the equity method of accounting.

(5) In 1997, the minority interest in (income) loss of consolidated entities consists of minority losses of the RCN-BECOCOM, LLC joint venture of $6,562, minority losses of Freedom New York, L.L.C. ("Freedom") through March 1997 of $966 and minority income earned by a cable television partnership of $(232). The minority interest in (income) loss of consolidated entities primarily consists of the approximately 20% minority interest in the loss of Freedom in 1996. Prior to 1996 the minority interest represents minority income earned by a cable television partnership.

(6) Extraordinary charge represents the fee, net of taxes, paid in connection with the early prepayment of 9.65% Senior Secured Notes of C-TEC Cable Systems, Inc. (the "Senior Secured Notes"). The Senior Secured Notes were prepaid in connection with the Company's acquisition of a new $125,000 credit agreement comprised of a five year revolving credit facility in the amount of $25,000 and a $100,000 term credit facility which is to be repaid over six years in quarterly installments from September 30, 1997 through June 30, 2005.

(7) The cumulative effect of changes in accounting principles reflects the adoption of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" in 1993 and the accounting for benefits under Statement of Financial Accounting Standards No. 112-- "Employers' Accounting for Postemployment Benefits" in 1994.

(8) During 1994, C-TEC transferred to the Company an equity contribution of $298,759 primarily representing net proceeds from a C-TEC common stock rights offering.





                       Summary Pro Forma Financial Data

               The following unaudited summary pro forma financial data include adjustments to the historical statements of operations of the Company for three months ended March 31, 1998 and the year ended December 31, 1997 as if the Distribution, borrowings of $110 million under the Credit Agreement, the offering (the "1997 Notes Offering") of the 10% Senior Notes and the
11 1/8% Senior Discount Notes, both due 2007 (the "10% Senior Notes" and
"11 1/8% Senior Discount Notes," respectively, and together, the "1997
Notes"), the acquisition of Erols (the "Acquisition"), the issuance of the 9.80% Senior Discount Notes due 2008 (the "9.80% Senior Discount Notes" or the "1998 Notes"), the issuance of the Common Stock in the Common Stock Offering and the issuance of the Notes in the Offering had occurred on the first day of the respective periods. Such adjustments result primarily from changes in the capital structure of the Company and accounting for the Acquisition. See "Unaudited Pro Forma Consolidated Financial Statements" and the notes thereto. The following unaudited pro forma financial data for the respective periods are provided for information purposes only and should not be construed to be indicative of the Company's results of operations or financial condition had such transactions occurred on the dates assumed, may not reflect the results of operations or financial condition which would have resulted had the Company been operated as a separate, independent Company during such period, and are not necessarily indicative of the Company's future results of operations or financial condition.

                                                                                                              Three Months
                                                                                            Year Ended            Ended
                                                                                           December 31,         March 31,
                                                                                               1997               1998
                                                                                          --------------      -------------
                                                                                                (dollars in thousands)
Statement of Operations Data:
      Sales...........................................................................          $141,273            $43,467
      Costs and expenses, excluding depreciation and amortization.....................           154,032             51,664
      Nonrecurring charges............................................................            10,000             44,700
      Depreciation and amortization...................................................            61,421             18,829
                                                                                               ---------           --------
      Operating (loss)................................................................           (84,180)           (71,726)
      Interest income.................................................................            14,138             12,815
      Interest expense................................................................          (131,787)           (32,728)
      Other (expense) income, net.....................................................                82               (904)
                                                                                               ---------           --------
      (Loss) before income taxes......................................................          (201,747)           (92,543)
      (Benefit) for income taxes......................................................           (61,794)           (16,155)
                                                                                               ---------           --------
      (Loss) before equity in unconsolidated entities and minority interest...........          (139,953)           (76,388)
      Equity in loss of unconsolidated entities.......................................           (17,224)            (3,195)
                                                                                               ---------           --------
     (Loss) before extraordinary charge and minority interest in loss of consolidated
        entities......................................................................         $(157,177)          $(79,583)
                                                                                               =========           ========
Other Data:
      EBITDA before nonrecurring charges (1)..........................................          $(12,759)           $(8,197)
      Capital expenditures............................................................           $90,392            $30,798
      Connections (at end of period)..................................................           593,646            658,615
      Full Time Employees (at end of period)..........................................             1,446              1,606

----------

(1) EBITDA represents earnings before interest, depreciation and amortization, and income taxes. EBITDA is commonly used in the communications industry to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA is not intended to represent cash flows for the period and should not be considered as an alternative to cash flows from operating, investing or financing activities as determined in accordance with U.S. GAAP. EBITDA is not a measurement under U.S. GAAP and may not be comparable with other similarly titled measures of other companies.






                                  RISK FACTORS

               In addition to the other information contained in this Prospectus, prospective investors should carefully review the following factors.

               This Prospectus contains certain forward-looking statements regarding the Company's operations, economic performance and financial condition, including, in particular, statements made as to plans to develop networks and upgrade facilities, the market opportunity presented by markets targeted by the Company, the Company's intention to connect certain wireless video and resale telephone customers to its advanced fiber optic networks, the development of the Company's businesses, the current and future markets for the Company's services and products, the Company's anticipated capital expenditures, the Company's anticipated sources of capital and effects of regulatory reform and competitive and technological developments. Such forward-looking statements are subject to known and unknown risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those identified in this Section and elsewhere in this Prospectus. Such risks include, but are not limited to, the Company's ability to successfully market its services to current and new customers, connect existing customers to its advanced fiber optic networks, access markets, finance network development, design and construct fiber optic networks, install or lease fiber optic cable and other facilities, including switching electronics, and obtain rights-of-way, building access rights and any required governmental authorizations, franchises and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions, as well as regulatory, legislative, judicial, competitive and technological developments that could cause actual results to vary materially from the future results indicated, expressed or implied, in such forward-looking statements.

Limited Operating History; Negative Cash Flow; Operating Losses

               The Company has only recently begun operating a voice, video and data services business and this business has only a limited operating history upon which investors may base an evaluation of its performance. In connection with entering this business, the Company has incurred operating and net losses and negative cash flows to build its networks and pursue its business plans and expects to continue to do so for the foreseeable future as it expands its network and customer base. The extent to which the Company continues to experience negative cash flow in the future will be affected by a variety of factors, including the pace of its entry into new markets, the time and expense required for building out its planned network, its success in marketing its services, the intensity of the competition experienced by the Company and the availability of additional capital to pursue its business plans. The Company had operating losses after depreciation and amortization and nonrecurring charges of $70,875,000, $13,078,000 and $5,342,000 for the years ended December 31, 1997, 1996 and 1995 and $70,708,000 for the three months ended March 31, 1998. On a pro forma basis, after giving effect to the transactions described under "Unaudited Pro Forma Consolidated Financial Statements," the Company had operating losses after depreciation and amortization and nonrecurring charges of $84,180,000 for the year ended December 31, 1997 and $71,726,000 for the three months ended March 31, 1998. There can be no assurance that the Company will achieve or sustain profitability or positive cash flows from operating activities in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Further Capital Requirements

               The Company expects that it will require a substantial amount of capital to fund the development and operations of business in the Boston to Washington, D.C. corridor, including to fund its advanced fiber optic networks, the upgrade of hybrid fiber/coaxial plant, the funding of operating losses and debt service requirements. The Company currently estimates that its capital requirements for the period from January 1, 1998 through December 31, 1999 will be approximately $785 million, which includes capital expenditures (including connection costs which will only be incurred as the Company obtains revenue generating customer connections) of approximately $300 million in 1998 and approximately $485 million through 1999. These capital expenditures will be used principally to fund the buildout of the Company's fiber optic network in high density areas in the Boston, New York and Washington, D.C. markets and represent only the Company's proportionate share of the funding requirements of the Boston and Washington, D.C. joint ventures. The Company is obligated to fund its portion of any capital contributions required by the joint ventures' annual budget or capital contribution schedule. See "--Dependence on Strategic Relationships; Terms of Joint Venture Arrangements." The Company expects that its joint venture partners will each contribute approximately $150 million in capital to the joint ventures in the period from September 30, 1997 through 2000 in order to fund capital expenditures at the joint venture company level, of which approximately $50.9 million has been contributed. RCN expects to contribute to Starpower, the joint venture with Pepco Communications, the subscribers acquired in the acquisition of Erols located in the Washington, D.C. area in which Starpower operates. On February 20, 1998, approximately 61% of all of Erols' subscribers were located in the relevant Washington, D.C. area. RCN anticipates that Pepco Communications will make a contribution equal to the value of such subscribers. The joint venture partners of Starpower are currently negotiating the terms of such contribution. Failure by its joint venture partner(s) to make anticipated capital contributions could have a material adverse effect on the Company.

               The Company believes that it has sufficient liquidity to meet its capital requirements through 2000. The actual timing and amount of capital required for the rollout of the Company's network and to fund operating losses may vary materially from the Company's estimates and additional funds will be required in the event of significant departures from the current business plan, unforeseen delays (including those associated with adverse weather conditions), cost overruns, engineering design changes and other technological risks or to meet other unanticipated expenses. The Company will continue to require additional capital for planned increases in network coverage and other capital expenditures, working capital, debt service requirements and anticipated further operating losses. In addition, the commencement of operations and development of any new markets could substantially increase the Company's capital requirements. Sources of funding for the Company's further financing requirements may include vendor financing, public offerings or private placements of equity and/or debt securities, and bank loans. There can be no assurance that additional financing will be available to the Company or, if available, that it can be obtained on a timely basis and on acceptable terms. Failure to obtain such financing could result in the delay or curtailment of the Company's development and expansion plans and expenditures. Any of these events could impair the Company's ability to meet its debt service requirements and could have a material adverse effect on its business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Substantial Indebtedness; Effect of Financial Leverage

               The Company has indebtedness that is substantial in relation to its shareholders' equity and cash flow. As of March 31, 1998, on a pro forma basis, after giving effect to the transactions described under "Unaudited Pro Forma Consolidated Financial Statements," the Company had an aggregate of approximately $1,303 million of indebtedness outstanding, representing 68.8% of total capitalization, and the ability to borrow up to an additional $22 million under the Credit Agreement. As a result of the substantial indebtedness of the Company, the Company's fixed charges are expected to exceed its earnings for the foreseeable future and there can be no assurance that the Company's operating cash flow will be sufficient to pay interest on the 1997 Notes, the 1998 Notes or the Notes following February 15, 2003. In addition, the Company will require substantial additional indebtedness, particularly in connection with the buildout of the Company's networks and the introduction of its telecommunications services to new markets. The leveraged nature of the Company could limit its ability to effect future financings or may otherwise restrict the Company's business activities.

               The extent of the Company's leverage may have the following consequences: (i) limit the ability of the Company to obtain necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes, (ii) require that a substantial portion of the Company's cash flows from operations be dedicated to the payment of principal and interest on its indebtedness and therefore not be available for other purposes; (iii) limit the Company's flexibility in planning for, or reacting to, changes in its business; (iv) place the Company at a competitive disadvantage as compared with less leveraged competitors; and
(v) render the Company more vulnerable in the event of a downturn in its business.

Holding Company Structure; Structural Subordination

               RCN is a holding company with limited assets that conducts substantially all of its operations through subsidiaries and joint ventures. The Notes will be solely obligations of RCN and no other entity has any obligation, contingent or otherwise, to make payments in respect of the Notes. Accordingly, RCN will be dependent on dividends and other distributions from its subsidiaries and joint ventures to generate the funds necessary to meet its obligations, including the payment of principal and interest on the Notes. The ability of the Company's subsidiaries and joint ventures to pay dividends to RCN will be subject to, among other things, the terms of any debt instruments and applicable law. In addition, the terms of the Company's joint ventures require the mutual consent of the Company and its joint venture partner to distribute or advance funds to the Company. Claims of holders of the Notes will be effectively subordinated to the indebtedness and other liabilities and commitments of RCN's subsidiaries and joint ventures and the interest of RCN in its joint ventures will be limited to the extent of its direct or indirect equity interest in such entities. Consequently, in the event of an insolvency, liquidation, reorganization, dissolution or other winding up of the Company's subsidiaries and joint ventures, the ability of RCN's creditors, including holders of the Notes, will be subject to the prior claims of those entities' creditors, including trade creditors, and any prior or equal claim of any joint venture partner. Any distributions in respect of RCN's equity interests in non-wholly owned subsidiaries or in joint ventures may be expected to be made on a pro rata basis to all equity holders. The Company expects that a majority of its cash flow in the advanced fiber optic network business will ultimately derive from its joint venture investments. The Indenture will permit substantial indebtedness to be incurred by subsidiaries and joint ventures of RCN and does not, except under limited circumstances, require a guarantee by subsidiaries of RCN. In addition, the Indenture will permit the Company's subsidiaries and joint ventures to become parties to debt instruments that limit such entities' ability to pay dividends or make distributions to RCN.

Ability to Manage Growth; Risks Related to Acquisitions

               The expansion and development of the Company's operations (including the construction and development of additional networks) will depend on, among other things, the Company's ability to access markets, design fiber optic network backbone routes, install or lease fiber optic cable and other facilities, including switches, and obtain rights-of-way, building access rights and any required government authorizations, franchises and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions. In addition to markets presently being developed, RCN is continually evaluating other potential markets, both within the Boston to Washington, D.C. corridor and in non-contiguous areas, for possible network development. As is the case in its present markets, the Company intends to evaluate potential markets in terms of population density and favorable demographics, and to apply a subscriber-driven investment strategy, in developing new markets. There can be no assurance that the Company will be able to expand its existing network or to identify and develop new markets. Furthermore, the Company's ability to manage its expansion effectively will also require it to continue to implement and improve its operating and administrative systems and attract and retain qualified management and professional and technical personnel. If the Company were not able to manage its planned expansion effectively it could have a material adverse effect on the Company.

               The Company has experienced significant growth through acquisitions and will continue to consider acquisition opportunities that arise from time to time. Such acquisitions may place a significant strain on the Company's resources, and could subject the Company to additional expenses during the integration process. Although the Company's acquisitions of Erols and UltraNet were consummated in February, 1998, the process of integrating the business of the ISPs into the Company may take a significant period of time. In addition, RCN expects that it will need to upgrade the systems and controls of the companies being acquired. As a result, there can be no assurance that the Company will be able to successfully integrate these ISPs successfully or in a timely manner. See "--Risks Relating to Provision of Internet Services."

Rapid Technological Changes

               The telecommunication industry is subject to rapid and significant changes in technology. While the Company believes that for the foreseeable future these changes will neither materially affect the continued use of fiber optic telecommunications networks nor materially hinder its ability to acquire necessary technologies, the effect of technological changes on the business of the Company cannot be predicted. There can be no assurance that technological developments in telecommunications will not have a material adverse effect on the Company.

Dependence on Strategic Relationships; Terms of Joint Venture Arrangements

               The Company has entered into a number of strategic alliances and relationships in order to provide it with early entry into the market for telecommunications services. As the Company's network is further developed, it will be dependent on these arrangements to provide the full range of its telecommunication service offerings. The key strategic relationships include
(1) RCN's arrangements with MFS/WorldCom to, among other things, lease portions of MFS/WorldCom's fiber optic network in New York City and Boston,
(2) RCN's joint venture with BECO under which the Company has access to BECO's extensive fiber optic network in Greater Boston and (3) RCN's joint venture with Pepco Communications, an indirect subsidiary of PEPCO, to develop an advanced fiber optic network in the Washington, D.C. market. See "Business--Strategic Relationships." The Company also has in place arrangements to act as a reseller of Bell Atlantic local telephone services and arrangements to lease Bell Atlantic unbundled local loop and T-1 facilities (including Bell Atlantic services previously provided by NYNEX).
Any disruption of these relationships or arrangements could have a material adverse effect on the Company. The Company has also executed comprehensive telephone service co-carrier interconnection agreements with Bell Atlantic and Sprint, covering, along with the District of Columbia, ten states in the Northeast and New England-Middle Atlantic corridor areas, which the Company has targeted as its initial geographic markets. The Company may be required to negotiate new interconnection agreements from time to time and as it enters new markets in the future. There can be no assurance that the Company will successfully negotiate such other agreements for interconnection with the incumbent local exchange carrier ("LEC") or renewals of existing interconnection agreements. The failure to negotiate or renew required interconnection agreements could have a material adverse effect on the Company.

               The agreements governing the Company's joint ventures with BECO and Pepco Communications contain material provisions for the management, governance and ownership of the Greater Boston and Washington, D. C. businesses, respectively. The Boston Joint Venture Agreement (as defined under "Business--Strategic Relationships") provides, among other things, that (1) certain fundamental business actions, such as material capital expenditures, debt incurrences and distributions to the Company and BECO, require the joint approval of RCN and BECO; (2) neither RCN nor BECO may transfer their interests in the joint venture for a period of three years without the other's consent and, thereafter, may only do so while observing certain rights of first offer and tag-along rights; (3) upon a change of control (as defined below) of RCN Telecom Services of Massachusetts ("RCN Massachusetts") or BECOCOM, Inc. ("BECOCOM"), the other party has the right to acquire all of the equity interest in the joint venture for fair market value; (4) following certain deadlock events (defined generally as an inability of RCN and BECO to agree upon certain fundamental business actions requiring mutual consent), either RCN or BECO may offer to buy the other's interest in the joint venture or sell its own interest in the joint venture, which gives the offeree the right to elect to buy or sell its interest; and (5) in the event of a default by the Company in meeting a capital call, BECO may dilute the Company's interest in the joint venture. The Amended and Restated Operating Agreement (the "Starpower Operating Agreement") for Starpower provides, among other things, that (1) so long as each partner maintains a 50% interest in the joint venture, all business actions require the approval of the operating committee; (2) subject to certain exceptions, neither RCN nor Pepco Communications may sell any interest in Starpower within the first four years after the execution of the Starpower Operating Agreement nor may they thereafter sell any interest in Starpower without satisfying certain conditions; (3) upon a change of control of RCN Telecom Services of Washington, D.C., Inc. ("RCN Washington") or Pepco Communications, which the other party has reason to believe will have a material adverse effect on Starpower, the other party may offer to buy out the entity experiencing the change of control or to sell its own interest in the joint venture, which gives the offeree the right to elect to buy or sell its interest or accept the change of control; (4) after three years following the execution of the agreement, upon certain deadlock events (defined generally as an inability of the operating committee to agree upon any business actions), either RCN Washington or Pepco Communications may offer to buy the other's interest in the joint venture or sell its own interest in the joint venture, which gives the offeree the obligation to elect to buy or sell its interest; and (5) failure to make scheduled capital contributions or to vote in favor of certain additional capital contributions may result in dilution of equity interests. Accordingly, certain matters beyond the control of the Company, such as a change of control of RCN or an inability to agree on certain proposed actions, could result in it being forced to sell its interest in the relevant joint venture or buy out the interest of the other joint venturer. There can be no assurance that these provisions will not have a material adverse effect upon the Company's liquidity or future prospects or that, if necessary, the Company will be able to raise the necessary funds to acquire the balance of the interests in the joint venture on a timely basis and thereby maintain its interest in the venture in question. See "Business--Strategic Relationships." In addition, although certain covenants contained in the indentures applicable to the 1997 Notes, the 1998 Notes and the Notes (the "Indentures") are applicable to the joint venture companies, neither the joint venture companies nor the Company's joint venture partners are parties to the Indentures and accordingly are not bound to comply with the terms of the Indentures. A disagreement with its joint venture partners over certain business actions, including actions related to compliance with the Indentures, could give rise to a deadlock event.

Competition

               RCN competes with a wide range of service providers for each of the services that it provides. Virtually all markets for voice and video services are extremely competitive, and RCN expects that competition will intensify in the future. In each of the markets in which it offers voice and video programming services, RCN faces significant competition often from larger, better-financed incumbent local telephone carriers and cable companies, and RCN often competes directly with incumbent providers which have historically dominated their respective local telephone and cable television markets. These incumbents presently have numerous advantages as a result of their historic monopoly control of their respective markets.

               With respect to local telephone services, RCN competes with the incumbent LECs, and alternative service providers including competitive local exchange carriers ("CLECs") and cellular and other wireless telephone service providers. With respect to long distance telephone services, RCN faces, and expects to continue to face, significant competition from the interexchange carriers ("IXCs"), including AT&T, Sprint and MCI, which account for the majority of all long distance revenue. Certain of the IXCs, including AT&T, MCI and Sprint, have announced their intention to offer local services in major U.S. markets using their existing infrastructure in combination with resale of incumbent LEC service, lease of unbundled local loops or other providers' services.

               All of the Company's video services face competition from alternative methods of receiving and distributing television signals and from other sources of news, information and entertainment. Among the alternative video distribution technologies are home satellite dish earth stations, private satellite master antenna television systems, direct broadcast satellite services ("DBS") and wireless program distribution services such as multi-channel multipoint distribution service systems. The Company expects that its video programming service will face growing competition from current and new DBS service providers.

               RCN believes that among the existing competitors, the incumbent LECs and the incumbent cable providers provide the most direct competition to RCN in the delivery of "last mile" connections to residential consumers for voice and video services. In each of its target markets for advanced fiber optic networks, RCN faces, and expects to continue to face, significant competition from the incumbent LECs (including Bell Atlantic in New York City and Boston), which currently dominate their local telephone markets. RCN competes with the incumbent LECs in its markets for local exchange services on the basis of product offerings (including the ability to offer bundled voice and video services), reliability, state-of-the-art technology and superior customer service, as well as price. The incumbent LECs have begun to expand the amount of fiber facilities in their networks and to prepare to re-enter into the long distance telephone services market and, in addition, have long-standing relationships with their customers. The Company expects that the increased competition made possible by regulatory reform will result in certain pricing and margin pressures in the telecommunications services business. The recently announced merger between SBC Communications ("SBC") and Ameritech Corporation ("Ameritech") may also potentially increase the competitive environment in the Boston to Washington, D.C. corridor if SBC continues to pursue a nationwide strategy.

               The Telecommunications Act of 1996 (the "1996 Act") permits the incumbent LECs and others to provide a wide variety of video services directly to subscribers in competition with RCN. Various LECs currently are providing video services within and outside their telephone service areas through a variety of distribution methods, including both the deployment of broadband wire facilities and the use of wireless transmission facilities. The Company cannot predict the likelihood of success of video service ventures by LECs or the impact on the Company of such competitive ventures.

               Certain of RCN's video programming service businesses compete with incumbent wireline cable companies in their respective service areas. In particular, RCN's advanced fiber optic networks compete for cable subscribers with the major wireline cable operators in New York City and Boston, primarily Time Warner Cable in New York City and Cablevision in Boston. RCN's wireless video service in New York City competes with Time Warner Cable, Cablevision Systems and Comcast. RCN's Pennsylvania hybrid fiber/coaxial cable television system competes with an alternate service provider, Service Electric Cable TV, which also holds a franchise for the relevant service area.

               RCN also faces, and expects to continue to face, competition from other potential competitors in certain of the markets in which RCN offers its services. Other CLECs, such as Teleport Communications Group, compete for local telephone services, although they have to date focused primarily on the market for commercial customers. In addition, potential competitors capable of offering private line and special access services also include other smaller long distance carriers, cable television companies, electric utilities, microwave carriers, wireless telephone system operators and private networks built by large end-users, including Winstar, Dualstar and New Vision. Cellularvision, a provider of local multipoint distribution service ("LMDS"), offers wireless Internet and video programming services in New York City and has announced plans to offer telephone service in the future.

               The market for Internet access services is extremely competitive and highly fragmented. No significant barriers to entry exist, and accordingly competition in this market is expected to intensify. The Company competes (or in the future may compete) directly or indirectly with (i) national and regional ISPs; (ii) established online services; (iii) computer software and technology companies; (iv) national telecommunications companies; (v) LECs; (vi) cable operators; and (vii) nonprofit or educational ISPs, and some of these present or potential future competitors have or can be expected to have substantially greater market presence and financial, technical, marketing and other resources than the Company. Certain of the Company's online competitors, including America Online, Inc. ("America Online"), the Microsoft Network and Prodigy, have introduced unlimited access to the Internet and their proprietary content at flat rates, and certain of the LECs have also introduced competitive flat-rate pricing for unlimited access (without a set-up fee for at least some period of time). Bell Atlantic has recently filed with the Federal Communications Commission (the "FCC") a petition for an exemption from a regulation prohibiting it from building a high-speed network. Bell Atlantic's petition requests that such network, which would serve as an Internet backbone, not be subject to pricing and other regulatory restriction. The network would span the states from Maine to Virginia. There can be no assurance that competition will not lead to pricing pressures in the Internet business. For additional information on the competitive environment in which the Company operates, see "Business--Competition."

               Other new technologies may become competitive with services that RCN offers. Advances in communications technology as well as changes in the marketplace and the regulatory and legislative environment are constantly occurring. In addition, a continuing trend toward business combinations and alliances in the telecommunications industry may also create significant new competitors to RCN. The Company cannot predict whether competition from such developing and future technologies or from such future competitors will have a material impact on its operations.

Regulation

               The telephone and video programming transmission services offered by the Company are subject to federal, state, and local government regulation. The 1996 Act, which became effective in February 1996, introduced widespread changes in the regulation of the communications industry, including the local telephone, long distance telephone, data services, and television entertainment segments in which the Company operates.

               The 1996 Act eliminates many of the pre-existing legal barriers to competition in the telephone and video programming communications businesses, preempts many of the state barriers to local telephone service competition that previously existed in state and local laws and regulations, and sets basic standards for relationships between telecommunications providers.

               Among other things, the 1996 Act removes barriers to entry in the local exchange telephone market by preempting state and local laws that restrict competition and by requiring LECs to provide nondiscriminatory access and interconnection to potential competitors, such as cable operators, wireless telecommunications providers, and long distance companies. In addition, the 1996 Act provides relief from the earnings restrictions and price controls that have governed the local telephone business for many years. The 1996 Act will also, once certain thresholds are met, allow Regional Bell Operating Companies ("RBOCs") to enter the long distance market within their own local service regions.

               Regulations promulgated by the FCC under the 1996 Act require LECs to open their telephone networks to competition by providing competitors interconnection, access to unbundled network elements and retail services at wholesale rates. Numerous parties appealed certain aspects of these regulations, and the appeals were consolidated in the United States Court of Appeals for the Eighth Circuit. On July 18, 1997, the Eighth Circuit found constitutional challenges to certain practices implementing cost provisions of the Telecommunications Act that were ordered by certain state public utility commissions ("PUCs") to be premature; vacated significant portions of the FCC's nationwide pricing rules; and confined the use of combined unbundled network elements to instances where the requesting carrier itself would do the combining. On October 14, 1997, the Eighth Circuit issued a decision vacating additional FCC rules that will likely have the effect of increasing the cost of obtaining the use of combinations of an incumbent LEC's unbundled network elements. On January 26, 1998, the Supreme Court granted a writ of certiorari under which it will review the July 18 Eighth Circuit decision; it is expected (but not yet certain) that the Court will hear arguments on this case in the fall of 1998. The Eighth Circuit decisions create uncertainty about the rules governing pricing and terms and conditions of interconnection agreements, and could make negotiating and enforcing such agreements more difficult and protracted and may require renegotiation of existing agreements. Prior to the Eighth Circuit decisions, the Company had entered into interconnection agreements with Bell Atlantic, covering all of its target market area, that are generally consistent with the FCC guidelines, and those agreements remain in effect notwithstanding the reversal of the FCC rules. There can be no assurance, however, that the Company will be able to obtain or enforce future interconnection agreements, or obtain renewal of existing agreements, on terms acceptable to the Company.

               Certain RBOCs have also raised constitutional challenges to restrictions in the 1996 Act preventing RBOCs from entering the long distance market in their home region. On December 31, 1997, the U.S. District Court for the Northern District of Texas issued a decision (the "SBC Decision") finding that Sections 271 to 275 of the Telecommunications Act of 1996 are unconstitutional. SBC Communications, Inc., et al. v. Federal Communications Commission, et al., Civil Action No. 7:97-CV-163-X. These sections of the 1996 Act impose restrictions on the lines of business in which the RBOCs may engage, including establishing the conditions they must satisfy before they may provide in-region interLATA (local access and transport area) telecommunications services. The District Court has stayed the SBC Decision pending appeal. If the stay is lifted, the RBOCs (including Bell Atlantic, which was permitted to intervene in the case) would be able to provide interLATA services immediately without satisfying the statutory conditions. Although the Company believes the factual assumptions and legal reasoning in the SBC Decision are erroneous and therefore the decision will likely be reversed on appeal, there can be no assurance of this outcome. If the SBC Decision were upheld on appeal it may have an unfavorable effect on the Company's business for at least two reasons. First, RBOCs currently have an incentive to foster competition within their service areas so that they can qualify to offer interLATA services. The SBC Decision removes this incentive by allowing RBOCs to offer interLATA service without regard to their progress in opening their local markets to competition. However, the SBC Decision would not affect other provisions of the Act which create legal obligations for all incumbent LECs to offer interconnection and network access, and therefore will not impair the Company's ability to compete in local exchange markets. Second, the Company is legally able to offer its customers both long distance and local exchange services, which the RBOCs currently may not do. This ability to offer "one-stop shopping" gives the Company a marketing advantage that it would no longer enjoy if the SBC Decision were upheld on appeal. The Company cannot predict either the outcome of these or future challenges to the 1996 Act, any related appeal of regulation or court decision, or the eventual effect on its business or the industry in general.

               The 1996 Act also makes far-reaching changes in the regulation of the video programming transmission services offered by RCN, including changes to the regulations applicable to video operators, the elimination of restrictions on telephone company entry into the video business, and the establishment of a new "open video systems" ("OVS") regulatory structure for telephone companies and others to offer such services. Under the 1996 Act, local telephone companies, including both incumbent LECs such as Bell Atlantic, and CLECs such as RCN, may provide service as traditional cable television operators subject to municipal cable television franchises, or they may opt to provide their programming over non-franchised open video systems subject to certain conditions, including, but not limited to, making available a portion of their channel capacity for use by unaffiliated program distributors and satisfying certain other requirements, including providing capacity for public, educational and government channels, and payment of a gross receipts fee equivalent to the franchise fee paid by the incumbent cable television operator. RCN is one of the first CLECs to provide television programming over an advanced fiber optic network pursuant to the OVS regulations implemented by the FCC under the 1996 Act. As discussed below, RCN is currently providing OVS service in the City of Boston and the City of New York, and has entered into an OVS agreement to allow it to provide OVS services in a number of communities surrounding Boston. Starpower is negotiating similar agreements in Washington and surrounding communities.

               RCN's voice business is subject to regulation by the FCC at the federal level with respect to interstate telephone services (i.e., those that originate in one state and terminate in separate states). State regulatory commissions have jurisdiction over intrastate communications (i.e., those that originate and terminate in the same state). See "Business--Regulation-- Regulation of Voice Services." Municipalities also regulate limited aspects of RCN's voice business by, for example, imposing various zoning requirements and, in some instances, requiring telecommunications licenses, franchise agreements and/or installation permits for access to local streets and rights-of-way. In New York City, for example, RCN will be required to obtain a telephone franchise in order to provide voice services using its advanced fiber optic network facilities located in the streets of New York City.

               In February 1997, RCN subsidiaries were certified to operate OVS networks in the five boroughs of New York City and, as part of a joint venture with Boston Edison, in Boston and 47 surrounding communities. Initiation of OVS services is subject to negotiation of certain agreements with local governments. RCN executed an agreement with the City of Boston on June 2, 1997, and initiated OVS service in the City on that day. Pursuant to its agreement with the City of Boston, RCN will be required to pay a fee to the City equal to 5% of video revenues. RCN has entered into similar OVS agreements or is in the process of negotiating agreements with certain other Boston-area municipalities, either to offer OVS services or franchised cable television services. It executed an agreement with the City of New York on December 29, 1997, and has initiated OVS service in the Borough of Manhattan pursuant to that agreement.

               In areas where it offers video programming services as an OVS operator, RCN is required to hold a 90-day open enrollment period every three years, during which times RCN will be required to offer capacity on its network to other video programming providers ("VPPs"). Under the OVS regulations, RCN must offer at least two-thirds of its capacity to unaffiliated parties, if demand for such capacity exists during the open enrollment period. In certain areas, RCN is in discussions with local municipal authorities to explore the feasibility of obtaining a cable franchise in lieu of an OVS agreement, and will consider providing RCN video service pursuant to franchise agreements rather than OVS certification, if franchise agreements can be obtained on terms and conditions acceptable to RCN. RCN will consider the relative benefits of OVS certification versus local franchise agreements, including the possible imposition of universal service requirements, before making any such decisions. In addition, the current FCC rules concerning OVS are subject to appeal in the United States Court of Appeals for the Fifth Circuit; if certain aspects of the FCC's rules are overturned on appeal, the determination of whether to operate as an OVS provider versus as a franchised cable television operator may be affected. Moreover, the incumbent cable television provider in Boston, Cablevision Systems, has requested that the FCC permit it to obtain capacity on and information about RCN's Boston area OVS network, and Time Warner, the incumbent cable television provider in certain communities in the Boston area, has made a similar filing at the FCC with respect to its request for capacity on and information about the Boston OVS network. In a Memorandum Opinion Order released on April 28, 1998, the FCC's Cable Services Bureau granted in part and denied in part Time Warner's petition. RCN has notified the FCC that it will seek review of certain aspects of this order. RCN will continue to oppose these requests made to the FCC, but to the extent that the FCC were to grant any such request(s), such a result would likely affect the Company's determination as to whether to operate as an OVS provider versus as a franchised cable television operator.

               Prior to its certification as an OVS provider, RCN offered limited video programming services using the video dialtone ("VDT") services offered by MFS/WorldCom in Manhattan and the City of Boston. In February, 1997, the FCC held that MFS/WorldCom's facilities did not qualify as video dialtone facilities entitled to an extension of time to comply with the newly-adopted OVS rules; nonetheless, the FCC did not direct MFS/WorldCom and RCN to cease video programming distribution operations over the MFS/WorldCom platform. One of the incumbent cable television companies in New York City has filed a complaint with the New York Public Service Commission challenging the former (pre-OVS) operations of RCN and WorldCom under the VDT framework, which remains pending before that commission.

               RCN's 18 GHz wireless video services in New York City are distributed using microwave facilities provided by Bartholdi Cable Company ("Bartholdi Cable") pursuant to temporary authorizations issued to Bartholdi Cable by the FCC. Bartholdi Cable has agreed to provide transmission services to RCN until RCN has either converted the wireless video subscribers to its advanced fiber optic network facilities or has obtained FCC authority to provide such services pursuant to its own wireless radio licenses. In addition, Bartholdi Cable has agreed to transfer to RCN the transmission equipment on demand. Bartholdi Cable's obligation to provide transmission services is subject to Bartholdi Cable having licenses from the FCC to provide such services. The qualifications of Bartholdi Cable to hold certain of the licenses needed to provide transmission services to RCN are at issue in an FCC proceeding in which an initial decision (the "Initial Decision") was released on March 6, 1998. In the Initial Decision, the Administrative Law Judge found Bartholdi Cable unqualified with respect to 15 such licenses. The Administrative Law Judge declared that the Initial Decision would become effective 50 days after its release unless Bartholdi Cable filed exceptions to the Initial Decision within 30 days of its release or the FCC elected to review the case on its own motion. Bartholdi Cable filed exceptions to the Initial Decision on April 7, 1998. Because of the uncertainty as to Bartholdi Cable's right in the future to offer transmission services to RCN, the Company filed its own license applications at the FCC for all of the microwave transmission paths which are currently being used by Bartholdi Cable to provide transmission services to RCN and, in light of the increased uncertainties resulting from the Initial Decision in the FCC proceeding involving certain of Bartholdi Cable's licenses, the Company expects now actively to pursue its license applications. While the Company expects to receive authorizations to transmit over these microwave paths, there can be no assurance that RCN will be able to offer wireless video services pursuant to its own FCC licenses or that the FCC's investigation will be resolved favorably. The failure to obtain such license or resolve such proceedings would materially adversely affect the Company's wireless video operations in New York City.

               There can be no assurance that RCN will be able to obtain or retain all necessary authorizations needed to construct advanced fiber optic network facilities in order to convert its wireless video subscribers to an advanced fiber optic network.

               RCN's hybrid fiber/coaxial cable systems are subject to regulation under the Cable Television Consumer Protection and Competition Act of 1992, as amended (the "1992 Act"), which provides, among other things, for rate regulation for cable services in communities that are not subject to "effective competition." On September 8, 1997, the Company was notified by the FCC that it has ruled that certain of the Company's upper levels of service for its New Jersey systems are regulated levels of service and that the Company's rates for such levels of service have exceeded the allowable rates under the FCC rate regulation rules which have been effective since September 1993. The Company had treated these levels of service as unregulated. The Company is contesting this decision. The Company does not believe that the ultimate resolution of this matter will have a material impact on its results of operations or financial condition. With the passage of the 1996 Act all cable systems rates will be deregulated as effective competition is shown to exist in the franchise area, or by March 31, 1999, whichever date is sooner. RCN anticipates that the remaining provisions of the 1992 Act that do not relate to rate regulation, such as the provisions relating to retransmission consent and customer service standards, will remain in place and may serve to reduce the future operating margins of RCN's hybrid fiber/coaxial cable television businesses as video programming competition develops in its cable television service markets. Federal requirements also impose certain broadcast signal carriage requirements that allow local commercial television broadcast stations to require a cable system to carry the station, and that require cable operators to set aside certain channels for public, educational and governmental access programming. Because a cable communications system uses local streets and rights-of-way, such cable systems are generally subject to state and local regulation, typically imposed through the franchising process. The terms and conditions of state or local government franchises vary materially from jurisdiction to jurisdiction and generally contain provisions governing cable service rates, franchise fees, franchise term, system construction and maintenance obligations, customer service standards, franchise renewal, sale or transfer of the franchise, territory of the franchisee and use and occupancy of public streets and types of cable services provided.

               RCN's ability to provide franchised cable television services is dependent on its ability to obtain and renew its franchise agreements from local government authorities on generally acceptable terms. As at the date of this Prospectus, RCN has 91 franchise agreements relating to the hybrid fiber/coaxial cable systems' networks in New York (outside New York City), New Jersey and Pennsylvania. These franchises typically contain many conditions, such as time limitations on commencement and completion of construction, conditions of service, including the number of channels, the provision of free service to schools and certain other public institutions, and the maintenance of insurance and indemnity bonds. These franchises provide for the payment of fees to the issuing authorities and generally range from 3% to 5% of revenues. The duration of these outstanding franchises presently varies up to the year 2011. To date, all of RCN's cable franchises have been renewed or extended, generally at or prior to their stated expirations and on acceptable terms. Approximately 39 of RCN's hybrid fiber/coaxial cable system's franchises are due for renewal within the next three years. No assurances can be given that RCN will be able to renew its franchises on acceptable terms. No one franchise accounts for more than 7% of RCN's total revenue. RCN's five largest franchises account for approximately 27% of RCN's total revenue.

               The data services business, including Internet access, is largely unregulated at this time (apart from Federal, state, and local laws and regulations applicable to businesses in general). However, there can be no assurance that this business will not become subject to regulatory restraints. Some jurisdictions have sought to impose taxes and other burdens on providers of data services, and to regulate content provided via the Internet and other information services. RCN expects that proposals of this nature will continue to be debated in Congress and state legislatures in the future. In addition, although the FCC has on several occasions rejected proposals to impose additional costs on providers of Internet access service and other data services to the extent they use local exchange telephone network facilities for access to their customers, similar proposals may well be considered by the FCC or Congress in the future. See "--Potential Liabilities Associated with Internet Businesses."

               The foregoing does not purport to describe all present and proposed federal, state, and local regulations and legislation affecting the telephone and video programming industries. Other existing federal regulations, copyright licensing, and, in many jurisdictions, state and local franchise requirements, are currently the subject of judicial proceedings, legislative hearings and administrative proposals which could change, in varying degrees, the manner in which communications companies operate. The ultimate outcome of these proceedings, and the ultimate impact of the 1996 Act or any final regulations adopted pursuant to the new law on RCN or its businesses cannot be determined at this time. For additional information on the regulatory environment in which the Company operates, see "Business--Regulation."

Need to Obtain and Maintain Permits, Building Access Agreements and
Rights-of-Way

               In order to develop its networks, the Company must obtain local franchises and other permits, as well as building access agreements and rights to utilize underground conduit and pole space and other rights-of-way and fiber capacity from entities such as incumbent LECs and other utilities, railroads, long distance companies, state highway authorities, local governments and transit authorities. There can be no assurance that the Company will be able to maintain its existing franchises, permits and rights or to obtain and maintain the other franchises, permits, building access agreements and rights needed to implement its business plan on acceptable terms. Although the Company does not believe that any of the existing arrangements will be canceled or will not be renewed as needed in the near future, cancellation or non-renewal of certain of such arrangements could materially adversely affect the Company's business in the affected area. In addition, the failure to enter into and maintain any such required arrangements for a particular network, including a network which is already under development, may affect the Company's ability to acquire or develop that network.

Ability to Procure Programming Services

               The Company's video programming services are dependent upon management's ability to procure programming that is attractive to its customers at reasonable commercial rates. The Company is dependent upon third parties for the development and delivery of programming services. These programming suppliers charge the Company for the right to distribute the channels to the Company's customers. The costs to the Company for programming services is determined through negotiations with these programming suppliers. Management believes that the availability of sufficient programming on a timely basis will be important to the Company's future success. There can be no assurance that the Company will have access to programming services or that management can secure rights to such programming on commercially acceptable terms.

Liabilities for Unearned Revenues

               Erols offers one-, two- and three-year subscriptions for Internet access, which generally are paid for in advance. Such subscriptions are subject to cancellation with a full refund for the first 30 days and to cancellation with a pro-rated refund thereafter. Such revenues will be recognized over the term of each such subscription, resulting in material short- and long-term liabilities for unearned revenues. As of December 31, 1996, Erols had short- and long-term liabilities for unearned revenues of approximately $12.9 million and $3.4 million, respectively and, as of December 31, 1997, of approximately $25.6 million and $8.9 million, respectively. Cancellation by a significant number of the subscribers under such contracts could require cash payment of material sums.

Variability of Operating Results

               As a result of factors such as the significant expenses associated with the development of its networks and services, the Company anticipates that its operating results could vary significantly from period to period.

Risks Relating to Provision of Internet Services

               Dependence on the Internet; Uncertain Acceptance of the Internet as a Medium of Commerce and Communication. The Company's Internet business will depend in part upon the continuing development and expansion of the Internet and the market for Internet access. Important issues concerning business and personal use of the Internet (including security, reliability, cost, ease of use, access and quality of service) remain unresolved and may significantly affect the growth of Internet use. Acceptance of the Internet for commerce and communications generally requires that potential users accept a new way of conducting business and exchanging information, industry participants continue to provide new and compelling content and applications, and the Internet provide a reliable and secure computer platform. A diminution in the growth of demand for Internet services or an absolute decrease in such demand could have a material adverse effect on the Company's Internet business.

               Evolving Industry Standards. New industry standards have the potential to replace or provide lower-cost alternatives to existing services. The adoption of such new industry standards could render the Company's existing services obsolete and unmarketable or require reduction in the fees charged therefor. For example, Erols' services currently rely on the widespread commercial use of Transmission Control Protocol/Internet Protocol ("TCP/IP"). Alternative open and proprietary protocol standards that compete with TCP/IP, including proprietary protocols developed by International Business Machines Corporation ("IBM") and Novell, Inc., have been or are being developed.

               ISPs participate in the Internet through contractual "peering arrangements" with Internet companies. These contractual arrangements are not subject to regulation and could be subject to revision in terms, conditions or costs over time.

               Constraints on Capacity and Supply of Equipment. The Company's ability to provide Internet service will depend in part on its ability to provide sufficient capacity, both at the level of particular point of presence (each a "POP") (affecting only subscribers attempting to use that POP) and in connection with system-wide services (such as e-mail and news services, which can affect all subscribers). In addition, the Company will be dependent in part on the availability of equipment such as modems, servers and other equipment. Any shortage of such equipment or capacity of servers could result in a strain on incoming access lines during peak times, causing busy signals and/or delays for subscribers.

               Reliance on Network Infrastructure; Risk of System Failure; Security Risks. Internet network infrastructure is vulnerable to computer viruses and other similar disruptive problems caused by its users, other Internet users or other third parties. Computer viruses and other problems could lead to interruptions of, delays in, or cessation of service, by the Company, as well as corruption of the Company's or its subscribers' computer systems. In addition, there can be no assurance that subscribers or others will not assert claims of liability against the Company as a result of events such as computer viruses, other inappropriate uses or security breaches.

               The Company's interconnection agreements with Bell Atlantic and other incumbent LECs entitle it, among other things, to collect reciprocal compensation payments from the incumbent LECs for local telephone calls terminating on the Company's facilities (as well as obligating the Company to make similar payments for outbound local calls it delivers to the incumbent
LECs). However, Bell Atlantic and other incumbent LECs have challenged the application of these reciprocal compensation provisions to calls terminating at ISP points of presence, based on the argument that Internet traffic is inherently interstate, not local, in nature. To date, 18 state PUCs have issued final orders on this issue (some of which are subject to court appeals), and every such order has affirmed (based on prior FCC decisions) that local calls to ISPs are subject to reciprocal compensation. In the Bell Atlantic region, the New York, Pennsylvania, Maryland, and Virginia PUCs have issued such orders, and a similar case is pending in Massachusetts. However, there can be no assurance that other state PUCs will not issue contrary rulings, or that the FCC decisions on which the favorable rulings are based will not be changed as a result of regulatory, legislative, or judicial action. In addition, there can be no assurance that the current reciprocal compensation arrangements will be renewed on their existing terms when they expire (in most cases, in mid-1999).

               Proprietary Rights; Risk of Infringement. The Company relies on a combination of copyright, trademark and trade secret laws and contractual restrictions to establish and protect its proprietary technology. However, there can be no assurance that the Company's technology will not be misappropriated or that equivalent or superior technologies will not be developed. In addition, there can be no assurance that third parties will not assert that the Company's services or its users' content infringe their proprietary rights.

               The Company has obtained authorization, typically in the form of a license, to distribute third-party software incorporated in the Erols access software product for Windows 3.1, Windows 95, Windows NT and Macintosh platforms. The Company plans to maintain or negotiate renewals of existing software licenses and authorizations. The Company may want or need to license other applications in the future.

               State and Local Taxes on Internet Services. The Company is currently subject to certain state and local taxes on certain of its telecommunications, data and Internet access services. The Company may become subject to additional state and local taxes on such services as it continues to expand and develop more services to customers throughout the United States and as more state and local taxing authorities become familiar with such services. Recognizing the problem of discriminatory and multiple state taxation for telecommunication or Internet services, various federal legislative proposals are currently pending before Congress that, if enacted, would limit the ability of the state or local governments to impose, assess, or attempt to collect any tax on such services. The most recent version of the Internet Tax Freedom Act proposes to impose a three-year national moratorium on certain state and local taxation of electronic and Internet services and trade and to create a federally-led task force to develop recommendations for a national solution to the problem of discriminatory and multiple state taxation for on-line services. The National Governors' Association has proposed that, among other things, a single statewide sales tax rate be established on all taxable electronic commerce under the Internet Development Act. The Company believes that either of these proposals, if enacted, could reduce certain state or local taxes currently imposed on or may later be imposed on the Company's telecommunications, data and Internet access services. However, there can be no assurance as to whether or in what form any legislation will be enacted. In addition, there can be no assurance as to the extent that any such legislation, if enacted, would relieve the state or local taxes currently imposed, or would reduce the future state or local taxes that may be imposed, on the Company's telecommunication, data and Internet access services.

Potential Liabilities Associated with Internet Businesses

               Prior to the enactment of the Communications Decency Act of 1996 (the "CDA"), which is Title V of the 1996 Act, a federal district court held that an online service provider could be found liable for defamation, on the ground that the service provider exercised active editorial control over postings to its service. The CDA contains a provision which, one court has held, shields ISPs from such liability for material posted to the Internet by their subscribers or other third parties. Other courts have held that online service providers and ISPs may, under certain circumstances, be subject to damages for copying or distributing copyrighted materials.

               As enacted, the CDA imposed fines on any entity that (i) by means of a telecommunications device, knowingly sends indecent or obscene material to a minor; (ii) by means of an interactive computer service, sends or displays indecent material to a minor; or (iii) permits any telecommunications facility under such entity's control to be used for the foregoing purposes. That provision, as applied to indecent materials, has been declared unconstitutional by the United States Supreme Court. While the Clinton Administration has announced that it will not seek passage of similar legislation to replace this provision, action by Congress in this area remains possible. At present, the Company intends to exercise editorial control over Internet postings to the extent of blocking Web sites and Usenet News groups when the Company becomes aware that such sites or groups offer child pornography.

               As the law in this area develops, the potential that liability might be imposed on the Company for information carried on and disseminated through its network could require the Company to implement measures to comply with applicable law and reduce its exposure to such liability, which could require the expenditure of substantial resources or the discontinuation or modification of certain service offerings.

Reliance on Key Personnel

               The Company believes that its continued success will depend in large part on its ability to attract and retain highly skilled and qualified personnel. The Company believes that the Distribution will, among other things, permit the Company to offer equity-based compensation that is more directly linked to the Company's performance, which the Company believes will facilitate the attraction, retention and motivation of highly skilled and qualified personnel. In this regard, the Company has implemented an Employee Stock Ownership Plan ("ESOP") and makes available competitive employee benefit programs providing benefits substantially comparable to benefits provided immediately prior to the Distribution. There can be no assurance that the Company will retain or, as necessary, attract qualified management personnel.

Control by Level 3 Telecom Holdings, Inc.; Conflicts of Interest

               Level 3 Telecom Holdings, Inc. ("Level 3 Telecom"), formerly Kiewit Telecom Holdings, Inc., beneficially owns approximately 46% of the RCN Common Stock. Consequently, Level 3 Telecom effectively has the power to elect a majority of the Company's directors and to determine the outcome of substantially all matters to be decided by a vote of shareholders. The control of the Company by Level 3 Telecom may tend to deter non-negotiated tender offers or other efforts to obtain control of the Company and thereby deprive shareholders of opportunities to sell shares at prices higher than those prevailing in the market. Moreover, a disposition by Level 3 Telecom of a significant portion of its RCN Common Stock, or the perception that such a disposition may occur, could affect the trading price of the RCN Common Stock and could affect the control of the Company. The common stock of Level 3 Telecom is owned 90% by Level 3 and 10% by David C. McCourt, the Chairman and Chief Executive Officer of the Company. Mr. McCourt is a member of the Board of Directors of Level 3.

               As a result of the Distribution, there exist relationships that may lead to conflicts of interest. Level 3 Telecom effectively controls the Company, Commonwealth Telephone and Cable Michigan. In addition, the majority of the Company's named executive officers are also directors and/or executive officers of Commonwealth Telephone or Cable Michigan. See "Management." In particular, David C. McCourt, Chairman and Chief Executive Officer of the Company, also serves as a director and Chairman and Chief Executive Officer of Cable Michigan and as a director and Chairman and Chief Executive Officer of Commonwealth Telephone. Mr. McCourt expects to devote approximately 70% of his time to managing the affairs of the Company. In addition, Michael J. Mahoney, who has been President and Chief Operating Officer, as well as a director, of the Company since the Distribution, is also a director of Commonwealth Telephone. Mr. Mahoney expects to devote approximately 85-90% of his time to managing the affairs of the Company. The Company's other named executive officers expect to devote the following approximate portions of their time to managing the affairs of the Company: Mr. Godfrey (80%); Mr. Haverkate (75%) and Mr. Adams (100%). In addition, Dennis Spina, Director and President of Internet Services of RCN, is expected to devote approximately 85-90% of his time to the affairs of RCN. The success of the Company may be affected by the degree of involvement of its officers and directors in the Company's business and the abilities of the Company's officers, directors and employees in managing both the Company and the operations of Cable Michigan and/or Commonwealth Telephone. Potential conflicts of interest will be dealt with on a case-by-case basis taking into consideration relevant factors including the requirements of NASDAQ and prevailing corporate practices.

               In connection with the Distribution, Commonwealth Telephone has agreed to provide or cause to be provided to the Company and to Cable Michigan certain specified services for a transitional period after the Distribution. The fees for such services will be an allocated portion (based on relative usage) of the cost incurred by Commonwealth Telephone to provide such services to the Company, Cable Michigan and Commonwealth Telephone. See "Business--Relationship Among Commonwealth Telephone, RCN and Cable Michigan." The aforementioned arrangements were not the result of arm's length negotiation between unrelated parties as the Company and Commonwealth Telephone have certain common officers and directors. Although the transitional service arrangements in such agreements are designed to reflect arrangements that would have been agreed upon by parties negotiating at arm's length, there can be no assurance that the Company would not be able to obtain better terms from unrelated third parties. Additional or modified agreements, arrangements and transactions may be entered into between the Company and either or both of Commonwealth Telephone and Cable Michigan, which will be negotiated at arm's length.

Absence of Public Market for the Notes

               The Notes are new securities for which there currently is no established trading market. Although the Underwriters have informed the Company that they currently intend to make a market in the Notes they are not obligated to do so, and any such market-making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the Notes The Company does not intend to apply for listing of the Notes on any securities exchange or for quotation through the Nasdaq Stock Market.


                                USE OF PROCEEDS

               The net proceeds to the Company from the sale of the Notes and Common Stock are estimated to be $243 million and $229 million ($265 million if the overallotment option relating to the Common Stock Offering is exercised), respectively, after deducting the Underwriters' discounts and commissions and estimated expenses payable by the Company. The net proceeds from the sale of the Notes will be used to fund and support the expansion and interconnection of existing networks and services and the development and operation of new advanced fiber optic networks. The consummation of the Common Stock Offering is not a condition to the Offering and there can be no assurance that the Common Stock Offering will be consummated.


                                CAPITALIZATION

               The following table sets forth the capitalization of the Company as of March 31, 1998, (i) on an unaudited historical basis and (ii) on an as adjusted basis, giving effect to the consummation of the Offering and the Common Stock Offering. The capitalization table below should be read in conjunction with the historical Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Consolidated Statement of Operations." The unaudited pro forma capitalization presented below is provided for informational purposes only and should not be construed as indicative of the Company's capitalization or financial condition had the transactions reflected thereby been consummated on the date assumed, and may not reflect the capitalization or financial condition which would have resulted had the Company been operated as a separate, independent company during such period, and are not necessarily indicative of the Company's future capitalization or financial condition.




                                                                                      March 31, 1998
                                                                             -----------------------------------
                                                                                                 As Adjusted
                                                                                               for the Offering
                                                                                                   and the
                                                                                                 Common Stock
                                                                             Historical            Offering
                                                                                  (dollars in thousands)
Cash, temporary cash investments and short-term investments...........        $    923,000          $  1,394,664
                                                                              ============          ============
Cash restricted for debt service......................................        $     63,619          $     63,619
                                                                              ============          ============
Credit Agreement(1)...................................................        $    103,000          $    103,000
10% Senior Notes due 2007.............................................             225,000               225,000
11 1/8% Senior Discount Notes due 2007(2)..........................             367,720               367,720
9.80% Senior Discount Notes due 2008(2)...............................             355,752               355,752
10% Senior Discount Notes due 2008....................................                  --               250,000
Capital lease obligations.............................................               1,852                 1,852
                                                                              ------------          ------------
Total long-term debt..................................................           1,053,324             1,303,324
                                                                              ------------          ------------
Shareholders' equity..................................................             362,283               591,447
                                                                              ------------          ------------
 Total capitalization.................................................        $  1,415,607          $  1,894,771
                                                                              ============          ============

----------

(1) As of July 1, 1997, three of RCN's direct and indirect subsidiaries entered into a credit agreement providing for an aggregate of $125,000 in availability, comprised of a $25,000 revolving credit facility and a $100,000 eight year term credit facility. As of March 31, 1998, $3,000 had been borrowed thereunder. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(2) These notes were originally recorded at their initial issue price and the amount reported represents such original issue price plus a ratable portion of the accrual of the original issue discount.





            UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

               Prior to September 30, 1997, the Company was operated as part of C-TEC. The following Unaudited Pro Forma Consolidated Statements of Operations set forth the historical statements of operations of the Company for the year ended December 31, 1997 and the three months ended March 31, 1998 and as adjusted for the Distribution, the acquisition of the 19.9% minority interest in Freedom, the 1997 Notes Offering, the Erols Acquisition, the 1998 Notes Offering, the Offering and the Common Stock Offering and the related transactions and events described in the notes thereto, as if such transactions and events had been consummated on the first day of each respective period.

               Management believes that the assumptions used provide a reasonable basis on which to present such Unaudited Pro Forma Statements of Operations. The Unaudited Pro Forma Statements of Operations should be read in conjunction with the historical Financial Statements and notes thereto included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Unaudited Pro Forma Statements of Operations are provided for information purposes only and should not be construed to be indicative of the Company's results of operations had the Distribution and the transactions and events described above been consummated on the dates assumed, may not reflect the results of operations or financial condition which would have resulted had the Company been operated as a separate, independent company during such period, and are not necessarily indicative of the Company's future results of operations or financial condition.






                                 RCN CORPORATION
            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS


                          Year ended December 31, 1997
         ($ in thousands, except per share amounts and number of shares)



                                                                                                     Adjustments
                                                                                                    for Issuance
                                                              Adjustments        Liberty/Freedom     of the 1997
                                             RCN                  for              Acquisition        and 1998
                                         Historical          Distribution          Adjustments          Notes
                                        ------------       ----------------     -----------------  --------------
Sales ...............................   $    127,297               --                 --                 --
Cost and expenses, excluding
  depreciation and amortization .....        134,967               --                 --                 --
Nonrecurring charges ................         10,000               --                 --                 --
Depreciation and amortization .......         53,205               --               $1,250 (1)           --
                                        ------------       ------------       ------------       ------------
Operating (loss) income .............        (70,875)              --               (1,250)              --
Interest income .....................         22,824       $     (8,686)(2)           --                 --
Interest expense ....................        (25,602)            (5,654)(3)           --         $    (85,179)(4)
                                                --               10,460 (5)           --                 --
Other (expense) income, net .........            131               --                 --                 --
                                        ------------       ------------       ------------       ------------
(Loss) income before income taxes ...        (73,522)            (3,880)            (1,250)           (85,179)
(Benefit) for income taxes ..........        (20,849)            (1,358)(6)           (437)(7)        (29,812)(4)
                                        ------------       ------------       ------------       ------------
(Loss) income before equity in
  unconsolidated entities and
  minority interest .................        (52,673)            (2,522)              (813)           (55,367)
Equity in (loss) of unconsolidated
  entities ..........................         (3,804)              --                 --                 --
                                        ------------       ------------       ------------       ------------
(Loss) income before extraordinary
  charge and minority interest in
  loss of consolidated entities .....   $    (56,477)      $     (2,522)              (813)      $    (55,367)
                                        ============       ============       ============       ============
Unaudited pro forma (loss) before
  extraordinary charge and minority
  interest per common share .........   $      (1.03)              --                 --                 --
Weighted average number of common
  shares and common stock equivalents
  outstanding .......................     54,965,716               --                 --                 --


                                                                                  Adjustments
                                                                                    for the
                                                                                 Offering and
                                                           Acquisition            the Common
                                             Erols         Adjustments               Stock
                                         Historical(8)      for Erols              Offering        Pro Forma
                                         -------------  ----------------    ------------------  ------------

Sales ...............................   $     36,528    $    (22,552)(9)            --          $    141,273
Cost and expenses, excluding
  depreciation and amortization .....         49,829         (30,764)(9)            --               154,032
Nonrecurring charges ................           --              --                  --                10,000
Depreciation and amortization .......          6,360             606 (10)           --                61,421
                                        ------------    ------------        ------------        ------------
Operating (loss) income .............        (19,661)          7,606                --               (84,180)
Interest income .....................           --              --                  --                14,138
Interest expense ....................           (162)            100        $    (25,750)(14)       (131,787)
                                                --              --                  --                  --
Other (expense) income, net .........            (49)           --                  --                    82
                                        ------------    ------------        ------------        ------------
(Loss) income before income taxes ...        (19,872)          7,706             (25,750)           (201,747)
(Benefit) for income taxes ..........           --            (9,338)(11)           --               (61,794)
                                        ------------    ------------        ------------        ------------
(Loss) income before equity in
  unconsolidated entities and
  minority interest .................        (19,872)         17,044             (25,750)           (139,953)
Equity in (loss) of unconsolidated
  entities ..........................           --           (13,420)(9)            --               (17,224)
                                        ------------    ------------        ------------        ------------
(Loss) income before extraordinary
  charge and minority interest in
  loss of consolidated entities .....   $    (19,872)   $      3,624        $    (25,750)       $   (157,177)
                                        ============    ============        ============        ============
Unaudited pro forma (loss) before
  extraordinary charge and minority
  interest per common share .........           --              --                  --          $      (2.34)
Weighted average number of common
  shares and common stock equivalents
  outstanding .......................           --         1,730,648 (12)     10,583,032 (13)     67,279,396



           See Notes to Unaudited Pro Forma Statement of Operations



                                RCN CORPORATION
           UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS


                       Three months ended March 31, 1998
        ($ in thousands, except per share amounts and number of shares)



                                                                   Adjustments          Erols
                                                                  for Issuance       Historical
                                                       RCN         of the 1997         1/1/98-
                                                   Historical    and 1998 Notes      2/28/98(8)
                                                   ----------    --------------      ----------

Sales ......................................  $     40,138               --         $      8,700
Cost and expenses, excluding
  depreciation and amortization ............        48,455               --                8,388
Nonrecurring acquisition costs:
  In-process technology ....................        44,700               --                 --
Depreciation and amortization ..............        17,691               --                1,478
                                              ------------       ------------       ------------
Operating (loss) income ....................       (70,708)              --               (1,166)
Interest income ............................        12,815               --                 --
Interest expense ...........................       (22,735)      $     (3,492)(4)           (164)

Other (expense), net........................          (899)              --                   (5)
                                              ------------       ------------       ------------
(Loss) income before income taxes ..........       (81,527)            (3,492)            (1,335)

(Benefit) for income taxes..................       (11,682)            (1,222)(4)           --
                                              ------------       ------------       ------------
(Loss) income before equity in
  unconsolidated entities and
  minority interest ........................       (69,845)            (2,270)            (1,335)

Equity in (loss) of unconsolidated entities.        (1,493)              --                 --
                                              ------------       ------------       ------------
(Loss) before extraordinary charge and
  minority interest in loss of consolidated
  entities .................................  $    (71,338)      $     (2,270)      $     (1,335)
                                              ============       ============       ============
Unaudited pro forma (loss) before
  extraordinary charge and minority
  interest per common share ................  $      (1.27)              --                 --
Weighted average number of common
  shares and common stock equivalents
  outstanding ..............................    56,216,310               --                 --




                                                                     Adjustments
                                                                       for the
                                                                    Offering and
                                              Acquisition            the Common
                                              Adjustments               Stock
                                               for Erols              Offering           Pro Forma
                                               ---------              --------           ---------
Sales ......................................  $     (5,371)(9)            --          $     43,467
Cost and expenses, excluding
  depreciation and amortization ............        (5,179)(9)            --                51,664
Nonrecurring acquisition costs:
  In-process technology ....................          --                  --                44,700
Depreciation and amortization ..............          (340)(10)           --                18,829
                                              ------------        ------------        ------------
Operating (loss) income ....................           148                --               (71,726)
Interest income ............................          --                  --                12,815
Interest expense ...........................           101        $     (6,438)(14)        (32,728)

Other (expense), net........................          --                  --                  (904)
                                              ------------        ------------        ------------
(Loss) income before income taxes ..........           249              (6,438)            (92,543)
(Benefit) for income taxes..................          (998)(11)         (2,253)(14)        (16,155)
                                              ------------        ------------        ------------
(Loss) income before equity in
  unconsolidated entities and
  minority interest ........................         1,247              (4,185)            (76,388)
Equity in (loss) of unconsolidated entities.        (1,702)(9)            --                (3,195)
                                              ------------        ------------        ------------
(Loss) before extraordinary charge and
  minority interest in loss of consolidated
  entities .................................  $       (455)       $     (4,185)       $    (79,583)
                                              ============        ============        ============
Unaudited pro forma (loss) before
  extraordinary charge and minority
  interest per common share ................          --                  --          $      (1.19)
Weighted average number of common
  shares and common stock equivalents
  outstanding ..............................          --            10,583,032          66,799,342





           See Notes to Unaudited Pro Forma Statement of Operations


                               RCN CORPORATION
             NOTES TO UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                            (dollars in thousands)

The Unaudited Pro Forma Consolidated Statement of Operations assumes that the Company was an autonomous entity rather than a wholly owned subsidiary of C-TEC for the periods shown. The Pro Forma adjustments, as described below, are keyed to the corresponding amounts shown in the relevant statement. All share and per share data of RCN Common Stock have been restated to reflect the Stock Dividend.

              (1) Adjustment to reflect the additional depreciation and amortization of $1,250 in 1997 resulting from the acquisition of the minority interest of Freedom in March 1997 and to present the information as if the acquisition of the minority interest of Freedom had occurred at the beginning of 1997. See Note 4 to the Consolidated Financial Statements in the Company's Form 10-K for the year ended December 31, 1997.

              (2) Adjustment to eliminate interest income of $8,686 for the year ended December 31, 1997, net of income taxes of $(3,040) on outstanding intercompany notes payable owed to the Company of which $110,000 was repaid and the remaining balance was treated as capital contributions from the Company to the borrower.

              (3) Adjustment to reflect interest expense and amortization of debt issuance costs of $5,654 for the year ended December 31, 1997, net of income taxes of $(1,979) on new third party debt of $110,000 which was incurred.

              (4) Adjustment to reflect interest expense and amortization of debt issuance costs related to the issuance of the 1997 and 1998 Notes aggregating $3,492 and $85,179 for the three months ended March 31, 1998 and for the year ended December 31, 1997, respectively, net of income taxes of $1,222 and $29,812 for the three months ended March 31, 1998 and for the year ended December 31, 1997, respectively. Interest expense on the 1997 Notes is already included in the Company's historical results for the entire three months ended March 31, 1998, therefore the pro forma adjustment is correspondingly lower than the ratable portion of the adjustment for the year ended December 31, 1997.

              (5) Adjustment to eliminate interest expense and amortization of debt issuance costs of $10,460 for the year ended December 31, 1997 and related income taxes of $3,661 on existing outstanding third party debt that was repaid and on outstanding intercompany notes payable owned by the Company which were treated as capital contributions to the Company from the borrower.

              (6) Income tax effects for the distribution adjustments are summarized as follows:

                                                                                                                  Year Ended
                                                                                                                 December 31,
                                                                                                                     1997
                                                                                                                 ------------
                                                                                                                    Benefit
                                                                                                                  (provision)
Elimination of interest expense and amortization of debt issuance costs on existing outstanding third
 party debt (see Note 5)....................................................................................    $        3,661
Incurrence of interest expense and amortization of debt issuance costs on new third party debt (see
 Note 3)....................................................................................................            (1,979)
Elimination of interest income on outstanding intercompany notes (see Note 2)...............................            (3,040)
                                                                                                                   -----------
 Total......................................................................................................    $       (1,358)
                                                                                                                   ===========


              (7) Adjustments to income taxes of $(437) relating to additional depreciation and amortization in 1997 due to the acquisition of a 19.9% minority interest in Freedom in March 1997 (see Note 1).

              (8) On February 20, 1998, the Company completed the acquisition of Erols, Washington, D.C.'s largest Internet service provider, for $29,200 in cash, 1,730,648 newly issued shares of RCN Common Stock plus the assumption and repayment of $5,800 of debt (including payment of accrued interest). Additionally, the Company is converting approximately 999,000 stock options for Erols common stock into options to purchase 699,104 shares of RCN Common Stock at an average exercise price of $3.424 per share. The Company accounted for this transaction under the purchase method of accounting and accordingly, the financial statements of Erols are not consolidated with the Company's historical financial statements as of and for the year ended December 31, 1997. In 1998, the financial results of Erols also are not consolidated with the Company's historical financial statements for the period prior to February 20, 1998. The financial information of Erols was provided by Erols.


              (9) Such adjustments include a pro forma allocation of historical operating results of Erols to the joint venture with PEPCO (see below) based upon the relationship of the number of subscribers expected to be contributed to the joint venture to the total number of subscribers acquired in the merger. The Company's share of such operating results, including the depreciation and amortization effects of the allocation of a portion of the total purchase price to the joint venture, representing the assumed value of the subscribers to be contributed to the joint venture, are included in the adjustment for "equity in the loss of unconsolidated entities."


               A subsidiary of the Company is a party to a joint venture with a subsidiary of PEPCO, to provide the greater Washington, D.C. area residents and businesses local and long-distance telephone, cable television, and Internet services as a package from a single source. As a result of this joint venture, the Company expects to contribute to the joint venture the subscribers acquired in the merger with Erols which are located in the relevant joint venture market. The joint venture partners of Starpower are currently negotiating the terms of such contribution. The value of such contribution for accounting purposes is estimated to be approximately $51,937. The joint venture is accounted for under the equity method of accounting. Additionally, the Company expects that Starpower will assume the liability for the unearned revenue related to the subscribers contributed to Starpower.

             (10) Such adjustment reflects the change in depreciation and amortization for the effect of the fair value adjustment of the net assets of Erols acquired. Amortization of such excess over a five year period has been assumed, although a shorter life may result based on the study discussed below. Also, as discussed below, at least $31,600 is expected to be allocated to certain in-process technology projects which has resulted in a ratable reduction of pro forma amortization expense. The Company allocated the purchase price for Erols (see Note 8) on the basis of the fair market value of the assets acquired and liabilities assumed. The Company has undertaken a study to determine such fair market values, including in-process technology. Such fair market values may differ from the allocations assumed in the pro forma financial statements. The impact on deferred tax balances was included in the above-referenced fair value adjustments. Erols' historical property, plant and equipment has been adjusted to its estimated fair value based upon its depreciated cost. The remaining excess of consideration over the historical book value of Erols net assets acquired has been preliminarily allocated to subscriber base, goodwill and other intangible assets. The amounts preliminarily allocated to subscriber base, goodwill and other intangible assets have been ratably reduced by the portion of the purchase price preliminarily allocated to in-process technology of $31,600, which was recognized as a charge for the quarter ended March 31, 1998. The final allocation to in-process technology may differ from the preliminary estimate.


             (11) Adjustment to reflect the tax effect of the pro forma adjustments, including the tax effect of the historical results of operations of Erols.


             (12) Represents adjustment for shares to be issued in connection with the acquisition of Erols. (See Note 8.)


             (13) Represents adjustment for 10,583,032 additional shares from the issuance of the Common Stock based upon assumed gross proceeds of $240,764 and using the closing price of the Company's Common Stock on May 19, 1998.


             (14) Adjustment to reflect interest expense and amortization of debt issuance costs related to the issuance of the Notes aggregating $6,438 and $25,750 for the three months ended March 31, 1998 and for the year ended December 31, 1997, respectively, and related income taxes of ($2,253) for the three months ended March 31, 1998. No tax benefit was assumed for the year ended December 31, 1997 since such benefit would result in a material pro forma net deferred tax asset, the realization of which would be uncertain.



                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

               The table below sets forth selected historical consolidated financial data for the Company. Prior to September 30, 1997, the Company and the RCN Businesses were operated as part of C-TEC. The historical consolidated financial data presented below reflect periods during which the Company did not operate as an independent company and, accordingly, certain assumptions reflect the results of operations or the financial condition which would have resulted if the Company had operated as a separate, independent company during such periods, and are not necessarily indicative of the Company's future results of operation or financial condition.

               The selected historical consolidated financial data for the year ended December 31, 1994 and 1993 and as of December 31, 1995, 1994 and 1993 are derived from the Company's unaudited historical consolidated financial statements not included in this Prospectus. The selected historical consolidated financial data of the Company for the years ended December 31, 1997, 1996 and 1995 and as of December 31, 1997 and 1996 are derived from and should be read in conjunction with the Company's audited historical consolidated financial statements included elsewhere in this Prospectus. The selected historical consolidated financial data for the three month periods ended March 31, 1997 and 1998 and as of March 31, 1998 and 1997 are derived from and should be read in conjunction with the Company's unaudited historical consolidated financial statements included elsewhere in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements.

                                                                                                         Three Months ended
                                                          Year Ended December 31,                            March 31,
                                         ---------------------------------------------------------     -----------------------
                                          1993        1994        1995        1996         1997          1997         1998
                                          ----        ----        ----        ----         ----          ----         ----
                                                                        (dollars in thousands)
Statement of Operations Data:
Sales................................    $49,504     $59,500     $91,997    $104,910      $127,297      $29,677       $40,138
Costs and expenses, excluding
  depreciation and amortization......     30,821      49,747      75,003      79,107       134,967       25,524        48,455
                                        --------    --------    --------    --------    ----------     --------    ----------
EBITDA before nonrecurring
  charges (1)........................     18,683       9,753    16,994        25,803        (7,670)       4,153        (8,317)
Nonrecurring charges(2)..............         --          --          --          --        10,000       10,000        44,700
Depreciation and amortization........      9,922       9,803      22,336      38,881        53,205       12,191        17,691
                                        --------    --------    --------    --------    ----------     --------    ----------
Operating (loss) income..............      8,761         (50)     (5,342)    (13,078)      (70,875)     (18,038)      (70,708)
Interest income......................     17,882      21,547      29,001      25,602        22,824        5,153        12,815
Interest expense.....................    (17,127)    (16,669)    (16,517)    (16,046)      (25,602)      (3,431)      (22,735)
Other (expense) income, net..........      1,195       1,343        (304)       (546)          131          (33)         (899)
(Benefit) provision for income taxes.        167       2,340       1,119         979       (20,849)      (4,800)      (11,682)
Equity in loss of unconsolidated
  entities...........................         --          --      (3,461)     (2,282)       (3,804)        (805)       (1,493)
Minority interest in loss (income)
  of consolidated entities...........        (85)        (95)       (144)      1,340         7,296          910         3,586
Extraordinary charge--debt
  prepayment penalty, net of tax
  of $1,728..........................         --          --          --          --        (3,210)          --            --
Cumulative effect of changes in
accounting principles................      1,628         (83)         --          --            --           --            --
                                        --------    --------    --------    --------    ----------     --------    ----------
Net (loss) income....................    $12,087      $3,653      $2,114     $(5,989)     $(52,391)    $(11,444)     $(67,752)
                                        ========    ========    ========    ========    ==========     ========    ==========
Ratio of earnings to fixed
  charges(3).........................     10.11x       1.36x       1.41x       0.75x            --          N/A            --

Balance Sheet Data (at end of period):
Total assets.........................   $291,634    $568,586    $649,610    $628,085    $1,150,992     $592,697    $1,578,232
Long-term debt (including
  current portion)...................    181,500     154,000     161,000     131,250       686,103      131,250     1,053,324
Shareholders' equity.................     74,329     372,847     394,069     390,765       356,584      362,449       362,283


(1) EBITDA represents earnings before interest, depreciation and amortization, and income taxes. EBITDA is commonly used in the communications industry to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA is not intended to represent cash flows for the period and should not be considered as an alternative to cash flows from operating, investing or financing activities as determined in accordance with U.S. GAAP. EBITDA is not a measurement under U.S. GAAP and may not be comparable with other similarly titled measures of other companies.

(2) Nonrecurring charges in 1997 represent costs of $10,000 incurred with respect to the termination of a marketing services agreement related to the Company's wireless video services, and in 1998 represent nonrecurring costs of $44,700 of acquisition of in-process technology relating to the acquisitions of UltraNet and Erols.

(3) The deficiency of earnings to fixed charges is based on income from continuing operations and has been computed on a total enterprise basis. Earnings represent income before income taxes, and fixed charges. Fixed charges consist of interest expense and debt amortization costs. The Company's earnings were insufficient to cover fixed charges by $73.5 million for the year ended December 31, 1998 and by $81.5 million for the three months ended March 31, 1998.



                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

               Certain statements contained in this Prospectus are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and are thus prospective. Such forward-looking statements include, in particular, statements made as to plans to develop networks and upgrade facilities, the market opportunity presented by markets targeted by the Company, the Company's intention to connect certain wireless video, resale telephone and Internet service customers to its advanced fiber optic networks, the development of the Company's businesses, the markets for the Company's services and products, the Company's anticipated capital expenditures, the Company's anticipated sources of capital and effects of regulatory reform and competitive and technological developments. No assurance can be given that the future results covered by the forward-looking statements will be achieved. Such statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

               The following discussion should be read in conjunction with the Company's historical Consolidated Financial Statements and Notes thereto:

General

               The Company is developing networks that are capable of providing a full range of high speed, high capacity telecommunications services, including voice, video programming and data services including high speed Internet access. The Company intends to provide these services individually or in bundled service packages primarily to residential customers in high density areas and also seeks to serve certain commercial accounts on or near its networks. In 1997, the Company commenced providing service through advanced fiber optic network facilities in New York City and Boston, and the Company is developing an advanced fiber network in Washington, D.C. The Company also has hybrid fiber/coaxial cable television operations in New York (outside New York City), New Jersey and Pennsylvania, wireless video operations in New York City, and certain other operations, including Internet as well as local and long distance telephone.

               The negative operating cash flow from the Company's advanced fiber optic network business has resulted primarily from expenditures associated with the development of the Company's operational infrastructure and marketing expenses. The Company expects it will continue to experience negative operating cash flow while it continues to invest in its networks and until such time as revenue growth is sufficient to fund operating expenses. The Company expects to achieve positive operating margins over time by (i) increasing the number of customers it serves, (ii) increasing the number of connections per customer by cross marketing its services and promoting bundled service options and therefore increasing the revenue per customer, (iii) lowering the costs associated with new subscriber additions and (iv) reducing the cost of providing services by capturing economies of scale. The Company expects its operating revenues will increase in 1998 through internal growth of its current advanced fiber optic networks; however, the Company also expects negative operating cash flow will increase for some period of time as the Company initiates network development in Washington, D.C. and expands its current networks. When the Company makes its initial investment in a new market, the operating losses typically increase as the network and sales force are expanded to facilitate growth. The Company's ability to generate positive cash flow in the future will depend on the extent of capital expenditures in current and additional markets, the ability of the joint ventures to generate revenues and cash flow, competition in the Company's markets and any potential adverse regulatory developments. The Company will be dependent on various financing sources to fund its growth as well as continued losses from operations. There can be no assurance that such funding will be available, or available on terms acceptable to the Company. See "Liquidity and Capital Resources."

               The terms of the Company's joint ventures require the mutual consent of the Company and its joint venture partner to distribute or advance funds to the Company. The Company's debt agreements allow subsidiaries and joint ventures to incur indebtedness for network buildout costs, which indebtedness may contain limitations on the subsidiaries' and the joint venture's ability to pay dividends and distributions to the Company. Although the joint ventures have not had a significant impact on the Company's cash flows in the periods presented, cash flows available to the Company in future periods will be affected by the extent to which operations are conducted through joint ventures. Due to the degree of control that the Company has in the joint ventures, RCN accounts for the BECO joint venture on a consolidated basis and Starpower under the equity method of accounting.

               RCN Corporation is a holding company with limited assets that conducts substantially all of its operations through subsidiaries and joint ventures. Accordingly, RCN will be dependent on dividends and other distributions from its subsidiaries and joint ventures to generate the funds necessary to meet its obligations, including the payment of principal and interest on the 1997 Notes and the 1998 Notes. The ability of RCN Corporations's subsidiaries and joint ventures to pay dividends to RCN will be subject to, among other things, the terms of any debt instruments and applicable law. In addition, the terms of the Company's joint ventures require the mutual consent of the Company and its joint venture partner to distribute or advance funds to the Company. The Indentures allow subsidiaries and joint ventures to incur indebtedness for network buildout costs, which indebtedness may contain limitations on the subsidiaries' and joint ventures' ability to pay dividends and distributions to RCN Corporation.

               Prior to September 30, 1997, the Company was operated as part of C-TEC. On September 30, 1997, C-TEC distributed 100% of the outstanding shares of common stock of its wholly owned subsidiaries, RCN and Cable Michigan, to holders of record of C-TEC's Common Stock and C-TEC's Class B Common Stock as of the close of business on September 19, 1997 in accordance with the terms of a Distribution Agreement dated September 5, 1997 among C-TEC, RCN and Cable Michigan (the "Distribution Agreement"). RCN consists primarily of C-TEC's bundled residential voice, video and Internet access operations in the Boston to Washington, D.C. corridor, its existing New York, New Jersey and Pennsylvania cable television operations, a portion of its long distance operations and its international investment in Megacable. Commonwealth Telephone, RCN and Cable Michigan have entered into certain agreements providing for the Distribution, and governing various ongoing relationships between the three companies, including a distribution agreement and a tax-sharing agreement. The historical financial information presented herein reflects periods during which the Company did not operate as an independent company and accordingly, certain assumptions were made in preparing such financial information. Such information, therefore, may not necessarily reflect the results of operations or the financial condition of the Company which would have resulted had the Company been an independent, public company during the reporting periods, and are not necessarily indicative of the Company's future operating results or financial condition.

               Certain of the Company's businesses were acquired by C-TEC and transferred to the Company in connection with the Distribution. On August 30, 1996, a subsidiary of C-TEC acquired an 80.1% interest in Freedom and all related rights and liabilities from Level 3 Telecom. Freedom held the wireless cable television business of Liberty Cable Television, Inc. ("Liberty Cable"). The Company acquired the remaining minority interest in Freedom in March 1997. The acquisition was accounted for as a purchase and is reflected in the Company's consolidated financial statements since September 1996. On May 15, 1995, C-TEC Cable Systems, Inc., a wholly owned subsidiary of C-TEC ("RCN Cable"), acquired 40% of the outstanding common stock of Twin County. The remaining shares were subject to an escrow agreement, pending completion of the merger, and were required to be voted under the direction of the Company. As of May 15, 1995, the Company also assumed management of Twin County. As a result, the Company had control of Twin County and accordingly has fully consolidated Twin County in the Company's financial statements since May 1995, the date of the original acquisition. The remaining outstanding common stock of Twin County was acquired in September 1995. Goodwill relating to this acquisition is being amortized over a period of approximately 10 years. In January 1995, RCN International Holdings, Inc. (formerly C-TEC International, Inc.), a wholly owned subsidiary of C-TEC, purchased a 40% equity position in Megacable, the second largest cable television provider in Mexico. The Company accounts for its investment by the equity method of accounting and is amortizing the original excess cost over the underlying equity in the net assets on a straight-line basis over 15 years.

      During the first quarter of 1998, the majority of the Company's advanced fiber construction activity was concentrated in Somerville, MA, and, to a lesser extent, New York City. The majority of such construction was scheduled to be performed by crews of Boston Edison, the Company's joint venture partner in the Boston market. During the first quarter of 1998, severe ice storms in nearby territories diverted the crews of utilities such as Boston Edison as well as most independent contractors in and around those territories from approximately mid-January until mid-February in order to provide emergency services for power restoration. The Company is not able to quantify the effect, if any, that this construction delay will have on its connections and corresponding results of operations for the immediately succeeding quarterly periods. The Company's construction activities have expanded to multiple markets and multiple towns within those markets, and as such, the Company is less susceptible to delays in executing its operating plan resulting from weather, political or other external influences; however, there can be no assurance that such delays will not occur.

Supplemental Unaudited Financial Data

               RCN conducts portions of its business through joint ventures, including its joint venture with BECO (which is consolidated in RCN's historical results of operations) and Starpower (which is accounted for under the equity method in RCN's historical results of operations). The supplemental unaudited financial information set forth below presents RCN's results of operations as if all domestic joint ventures were fully consolidated (hereinafter referred to as "Pro Forma Total RCN"), and shows the ownership share of its domestic joint venture partners as minority interests. The Company believes that this supplemental unaudited financial data provides useful disclosure in analyzing its business.


                                                            Pro Forma Total RCN
                                                                Year Ended                          Pro Forma Total RCN
                                                               December 31,                       Quarter Ended March 31,
                                                  -------------------------------------------    ----------------------------
                                                    1995           1996           1997               1997             1998
Sales:
 Voice.......................................         $237            $830         $4,007               431            3,515
 Video.......................................       65,699          87,470        103,371            24,596           26,707
 Data........................................           --               4             41                 4            5,732
 Commercial and other........................       26,061          16,606         19,878             4,646            7,065
                                                   -------         -------       --------          --------         --------
Total sales..................................       91,997         104,910        127,297            29,677           43,019
Costs and expenses, excluding depreciation
 and amortization:
 Direct expenses.............................       39,604          35,226         51,757            11,287           18,837
 Operating, selling, general and
     administrative..........................       35,399          43,881         83,422            14,237           33,815
                                                   -------         -------       --------          --------         --------
EBITDA before nonrecurring charges...........       16,994          25,803         (7,882)            4,153           (9,633)
Depreciation and amortization................       22,336          38,881         53,205            12,191           17,691
Nonrecurring charges.........................           --              --         10,000            10,000           44,700
                                                   -------         -------       --------          --------         --------
Operating (loss).............................       (5,342)        (13,078)       (71,087)          (18,038)         (72,024)
Interest income..............................       29,001          25,602         22,824             5,153           13,046
Interest expense.............................      (16,517)        (16,046)       (25,602)           (3,431)         (22,735)
Other income(expense), net...................         (304)           (546)           131               (33)          (1,381)
                                                   -------         -------       --------          --------         --------
(Loss) income before income taxes............        6,838          (4,068)       (73,734)          (16,349)         (83,094)
(Benefit) provision for income taxes.........        1,119             979        (20,849)           (4,800)         (11,682)
                                                   -------         -------       --------          --------         --------
(Loss) income before equity in
 unconsolidated entities, minority interest
 and extraordinary item......................        5,719          (5,047)       (52,885)          (11,549)         (71,412)
Equity in loss of unconsolidated entities....       (3,461)         (2,282)        (3,698)             (805)            (709)
Minority interest in loss (income) of
 consolidated entities.......................         (144)          1,340          7,402               910            4,369
                                                   -------         -------       --------          --------         --------
(Loss) income before extraordinary item......        2,114          (5,989)       (49,181)         $(11,444)        $(67,752)
Extraordinary charge -- debt prepayment
 penalty.....................................           --              --         (3,210)               --               --
                                                   -------         -------       --------          --------         --------
Net (loss) income............................       $2,114         $(5,989)      $(52,391)         $(11,444)        $(67,752)
                                                   =======         =======       ========          ========         ========


                                                    Pro Forma Total RCN
                                                        At March 31,
                                                  -------------------------
                                                    1997           1998
                                                  ---------    ------------
Balance sheet data:
Cash, temporary cash investments and short-
 term investments............................     $ 53,137      $  942,304
Property, plant and equipment................     $227,635      $  373,587
Accumulated depreciation.....................     $ 89,948      $  119,040
Net property, plant and equipment............     $137,687      $  254,547
Long-term debt...............................     $131,250      $1,054,418


Results of Operations

               The Company has elected to adopt Statement of Financial Accounting Standards No. 131 - "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131") in the first quarter of 1998. The Company's operations involve developing an advanced fiber network to provide a bundled service package of voice, video and data services to new customers in high density markets and migrating as many customers as is economically justified to the single source network, including customers which were served by the Company's previously separate lines of business, for which profitability was separately measurable and monitored. While the Company's chief decision makers monitor the revenue streams of the various products, operations are managed and financial performance is evaluated based upon the delivery of multiple services to customers over a single network. This allows the Company to leverage its network costs to maximum profitability. As a result, there are many shared expenses generated by the various revenue streams; because management believes that any allocation of the expenses incurred on a single network to multiple revenue streams would be impractical and arbitrary, management does not currently make such allocations internally. The chief decision makers do, however, monitor financial performance in a way which is different from that depicted in the historical general purpose financial statements included in this Prospectus.

               The Company manages operations and evaluates operating financial performance on a pro forma total RCN basis (shown in the table captioned "Supplemental Unaudited Financial Data" above), which reflects the consolidation of all domestic joint ventures, including those not consolidated under generally accepted accounting principles. The same net loss results on both a historical and pro forma total RCN basis since the outside ownership of the joint venture, which is consolidated only in the pro forma total RCN information, is reflected as minority interest in the pro forma total RCN information. The discussion which follows addresses results on a pro forma total RCN basis.

               Pro Forma Total RCN Three Months ended March 31, 1998 Compared to Three Months ended March 31, 1997

               On a historical basis for the three months ended March 31, 1998 EBITDA before nonrecurring charge and in-process technology was $(8,317) as compared to $4,153 for the same period in 1997. Sales increased 35.3% to $40,138 for the quarter ended March 31, 1998 from $29,677 for the same period in 1997.

               Sales. Video sales are comprised primarily of subscription fees for basic, premium and pay-per-view cable television services; for both wireless and hybrid fiber/coaxial cable customers in New York, New Jersey and Pennsylvania which the Company expects to migrate to its advanced fiber networks over time. Voice sales include local telephone service fees consisting primarily of monthly line charges, local toll and special features and long distance telephone service fees, based on minutes of traffic and tariffed rates or contracted fees. Voice sales include both resold services and traffic over the Company's own switches. Data sales represent Internet access fees billed at contracted rates.

               Total sales increased $13,342, or 45% to $43,019 for the quarter ended March 31, 1998 from $29,677 for the quarter ended March 31, 1997. The increase was fueled by higher total service connections which increased 191.3% to approximately 660,000 at March 31, 1998 from approximately 226,000 at March 31, 1997. The increase in service connections resulted from expansion of the Company's advanced fiber network, growth in resold voice connections and the acquisitions of Erols and UltraNet, which provided approximately 370,000 data connections. Advanced fiber units passed increased 698.3% to approximately 63,000 units at March 31, 1998 from approximately 8,000 units at March 31, 1997.

               Voice revenues increased $3,084 to $3,515 for the quarter ended March 31, 1998 from $431 for the quarter ended March 31, 1997 primarily, due to an increase in off-net connections. Off-net connections were 40,447 and 2,315 at March 31, 1998 and 1997, respectively.

               Video revenue increased $2,111 or 8.6% to $26,707 for the quarter ended March 31, 1998 from $24,596 for the quarter ended March 31, 1997. The increase is primarily due to increases of approximately 5,800 average hybrid/fiber coaxial cable connections and approximately 15,600 advanced fiber video connections.

               Data revenues increased $5,728 to $5,732 for the quarter ended March 31, 1998 from $4 for the quarter ended March 31, 1997 primarily due to the acquisitions of Erols and UltraNet on February 20, 1998 and February 27, 1998 respectively. At March 31, 1998, with the acquisitions of Erols and UltraNet, the Company had 370,271 off-net data connections.

               Commercial and other revenues increased $2,419, or 52.1% to $7,065 for the quarter ended March 31, 1998 from $4,646 for the quarter ended March 31, 1997. Commercial long distance revenues increased to approximately $5,500 for the three months ended March 31, 1998 from $4,646 for the same period in 1997. The increase primarily results from terminating access provided to Commonwealth Telecom Services, Inc. ("CTSI"), a subsidiary of Commonwealth Telephone. CTSI is a CLEC which operates in areas adjacent to the traditional service area of Commonwealth Telephone Company (also a wholly owed subsidiary of Commonwealth Telephone). Additionally, commercial and other revenues increased approximately $1,300 primarily due to an increase in commercial local main access lines of approximately 8,600 over the same period in 1997.

               Costs and Expenses Excluding Depreciation and Amortization and Nonrecurring Charges. Costs and expenses, excluding depreciation and amortization and nonrecurring charges, are comprised of direct costs and operating, selling, general and administrative expenses.

               Direct expenses include direct costs of providing services, primarily video programming and franchise costs, network access fees, and video transmission licensing fees. Direct expenses increased $7,550, or 66.9% to $18,837 for the quarter ended March 31, 1998 from $11,287 for the quarter ended March 31, 1997. The increase was the result of both higher sales and a change in the overall revenue mix to a higher volume of resold voice, which has a lower margin than the Company's other products. The resold voice increase represents planned marketing in areas ahead of construction of the advanced fiber network to build a customer base which is intended to be migrated to the advanced fiber network. Additionally, direct expenses increased as a result of higher video programming rates and channel launches.

               Operating, selling, general and administrative expenses primarily include customers service costs, advertising, sales and marketing expenses, plant maintenance and repair ("technical expenses"), salaries and benefits, and other corporate overhead. Operating, selling, general and administrative costs increased $19,578, or 137.5% to $33,815 for the quarter ended March 31, 1998 from $14,237 for the quarter ended March 31, 1997. Advertising costs increased approximately $6,300 for the quarter ended March 31, 1998 primarily due to an extensive high visibility multi-media campaign primarily in New York City and Boston. Customer services costs increased approximately $4,100 or 193.2% for the quarter ended March 31, 1998 primarily due to increased staff required to support expanding markets and new service offerings. Telephone expense to support higher call volumes related to expansion of the customer base, billing costs for increased customers and facilities expense for expanded staff comprise the remainder of the customer service cost increase. Technical expense increased approximately $3,300, or 73%, for the quarter ended March 31, 1998. The increase was primarily due to expenses associated with the commencement of telephony operations in the Lehigh Valley, Pennsylvania market and engineering and construction headcount additions made to plan and execute network expansion. Sales and marketing costs increased approximately $3,500, or 126.1% for the quarter ended March
31, 1998. The increase resulted from additional staff, and related commissions and benefits, to cover the Company's expanding market. The remaining increase represents higher telemarketing expenses, principally in the Lehigh Valley, Pennsylvania market for campaigns related to the commencement of telephony services.

               Depreciation and Amortization. Depreciation and amortization is comprised principally of depreciation related to the Company's advanced fiber network, its wireless network, and its hybrid fiber/coaxial cable systems; and amortization of subscriber lists, building access rights and goodwill resulting primarily from its acquisitions of Freedom, Twin County, Erols and UltraNet.

               Depreciation and amortization was $17,691 for the three month period ending March 31, 1998 and $12,191 for the three month period ending March 31, 1997. The increase of $5,500, or 45.1% was the result of a higher depreciable basis of plant resulting primarily from expansion of the Company's advanced fiber network. The cost basis of property, plant and equipment on a pro forma total RCN basis, at March 31, 1998 and 1997 was $373,587 and $227,635, respectively. Additionally, higher intangible assets resulted from the payment of $15,000 on March 21, 1997 of contingent consideration applicable to the Company's original purchase of an 80.1% ownership interest in Freedom and from the payment of an additional $15,000 on March 21, 1997 to acquire the remaining 19.9% ownership in Freedom. The intangible assets resulting from these payments were depreciable for the full quarter ended March 31, 1998 but only from the date of payment for the quarter ended March 31, 1997. The basis of intangible assets, on a pro forma total RCN basis, was $180,791 and $150,272 at March 31, 1998 and 1997, respectively.

               Nonrecurring Charge-Acquisition Costs - In-Process Technology. Acquisition costs -- In-process technology was $44,700 for the quarter ended March 31, 1998. In connection with the acquisitions of Erols and UltraNet, the Company and an independent third party are conducting a study for the purpose of allocating the purchase price paid for Erols and UltraNet. The preliminary results of this study indicate that at least $44,700 will be allocable to in-process technology.

               The value of in-process technology constitutes that portion of the purchase price representing future cash flows from those new and developing technologies expected to displace the current approaches to serving customer needs in the Internet service field.

               Interest Income. Interest income was $13,046 and $5,153 for the three month periods ended March 31, 1998 and 1997, respectively. The increase of $7,893, or 153.2% results from higher cash, temporary cash investments and short-term investments as compared to the same period in 1997. Cash, temporary cash investments and short-term investments, on a pro forma total RCN basis, were approximately $942,000 at March 31, 1998 and approximately $53,000 at March 31, 1997. Such increase was due to proceeds from the Company's borrowings subsequent to March 31, 1997.

               Interest Expense. Interest expense primarily represents interest on the Company's $225,000 of 10% Senior Notes issued in October 1997, its $601,045 of 11 (1)/(8)% Senior Discount Notes issued in October 1997, the $25,000 revolving credit agreement and the $100,000 term credit facility of certain of the Company's subsidiaries issued in August 1997, and the Company's $567,000 of 9.8% Senior Discount Notes issued in February 1998, along with amortization of debt acquisition costs related to these financing arrangements. For the quarter ended March 31, 1998, interest expense was $22,735 as compared to $3,431 for the quarter ended March 31, 1997. The increase resulted from the financings placed subsequent to the first quarter of 1997, described above, offset by a reduction due to the prepayment in September 1997 of $131,250 of 9.65% Senior Secured Notes.

               Other Expense. Other expense was $1,381 and $33 for the quarterly periods ended March 31, 1998 and 1997, respectively. The primary component of other expense for the quarter ended March 31, 1998 was the write down of certain of the Company's information technology assets which the Company intends to replace within the next several months with higher capacity state of the art products in connection with an overall internal technology upgrade.

               Income Tax. The Company's effective income tax rate was a benefit of 14.7% and 29.5% for the quarters ended March 31, 1998 and March 31, 1997, respectively. The primary reason for the difference was the charge for in process technology for which a benefit is not realizable and correspondingly was not recorded.

               Minority Interest. On a pro forma total RCN basis, for the first quarter of 1998 minority interest of $4,369 primarily represents the 49% interest of BECO in the loss of RCN-BECOCOM of $3,645 and the 50% interest of PCI in the loss of Starpower of $783. On a historical basis, Starpower is accounted for under the equity method. In the first quarter of 1997, minority interest primarily represents the 19.9% minority interest in the loss of Freedom of $966. The Company purchased the remaining 19.9% ownership interest in Freedom on March 21, 1997.

               Equity in Loss of Unconsolidated Entities. On a pro forma total RCN basis equity in the loss of unconsolidated entities primarily represents the Company's share of the losses and amortization of excess cost over net assets of Megacable. On a historical basis, for the first quarter of 1998, equity in the loss of unconsolidated entities also includes the Company's 50% interest in the loss of Starpower of $784.

Pro Forma Total RCN Year Ended December 31, 1997 Compared to Year Ended December 31, 1996:

               On a historical basis, for the year ended December 31, 1997, operating income before depreciation and amortization and nonrecurring charge was ($7,670) as compared to $25,803 for the year ended December 31, 1996. Sales increased 21.3% to $127,297 for the year ended December 31, 1997 from $104,910 for the same period in 1996.

               Sales. For the year ended December 31, 1997, total sales were $127,297, an increase of $22,387 or 21.3%, from $104,910 for the year ended December 31, 1996, primarily due to higher total service connections which increased 20.6% to approximately 268,000 at December 31, 1997 from approximately 222,000 at December 31, 1996. The increase is due to the commencement of service through advanced fiber optic network facilities as well as growth in resold voice and off-net video connections.

               Voice revenues increased $3,177 to $4,007 for the year ended December 31, 1997 from $830 for the year ended December 31, 1996. The increase was primarily due to an increase in off-net connections. Off-net connections were 24,900 and 1,875 at December 31, 1997 and 1996, respectively.

               Video revenue increased $15,901 or 18.2% to $103,371 for the year ended December 31, 1997 from $87,470 for the year ended December 31, 1996. The increase was due to an increase in off-net video sales principally resulting from higher basic service revenue resulting from approximately 4,850 additional average monthly subscribers over 1996, the effects of a rate increase in the first quarter of 1997 and cash incentives related to the launch of certain new channels. Additionally, other video sales increased primarily due to the acquisition of Freedom on August 30, 1996 (the "Freedom Acquisition"), which resulted in approximately 38,000 wireless video connections for a full year in 1997 as compared to four months in 1996. The Company also began providing video service over its advanced fiber network during 1997 and had approximately 11,800 advanced fiber connections at December 31, 1997.

               Commercial and other revenues increased $3,272, or 19.7% to $19,878 for the year ended December 31, 1997 from $16,606 for the year ended December 31, 1996. The increase primarily results from terminating access provided to CTSI. An increase in commercial main access lines of approximately 5,200 over 1996 accounted for approximately $1,100 of the increase in commercial and other revenue.

               Cost and Expenses, Excluding Depreciation and Amortization and Nonrecurring Charges. For the year ended December 31, 1997, direct expenses were $51,757, an increase of $16,531 or 46.9% as compared to direct expenses
of $35,226 in 1996.   The increase is primarily attributable to higher sales
and a change in overall revenue mix to a higher volume of resold voice, which has a lower margin than the Company's other products. The resold voice increase represents planned marketing primarily in the Boston and New York City markets ahead of construction of the advanced fiber network to build a customer base which is intended to be migrated to the advanced fiber network. Origination and programming costs increased approximately $7,200 primarily due to higher video connections, rate increases and additional channels. The remaining increase in direct costs and expenses is principally attributable to higher commercial long distance network capacity in anticipation of volume growth in the Company's markets resulting in higher recurring costs.

               Operating, selling, general and administrative expenses primarily include customers service costs, advertising, sales and marketing expenses, plant maintenance and repair ("technical expenses"), salaries and benefits, and other corporate overhead.

               Operating, selling, general and administrative expenses increased $39,541 or 90.1% to $83,422 for the year ended December 31, 1997
from $43,881 for the year ended December 31, 1996.   Advertising costs
increased approximately $9,000 for the year ended December 31, 1997 primarily due to a high visibility multi-media campaign to promote name recognition primarily in New York City and Boston. Customer service costs increased approximately $4,100, or 60.3% primarily related to headcount additions to support the increase in the customer base and to meet the Company's objectives for world class customer service. Technical expense increased approximately $8,300, or 75.1% for the year ended December 31, 1997. The increase is primarily related to salaries and benefits associated with increased network engineering staff, responsible for planning the development and construction of the advanced fiber network, and increased installation and repair technicians. Sales and marketing costs increased approximately $8,500, or 116.7%, for the year ended December 31, 1997. The increase relates to higher sales staff to increase penetration in the Company's markets, higher marketing staff to monitor and coordinate the Company's direct advertising efforts and
plan sales promotions and to higher telemarketing expenses.   The remaining
increase in operating, selling, general and administrative expenses is attributable to several factors including costs associated with the spin-off of the Company from C-TEC. Additionally, in connection with the Distribution (Note 1), C-TEC completed a comprehensive study of its employee benefit plans in 1996. As a result of this study, effective December 31, 1996, in general, employees of RCN no longer accrued benefits under the defined benefit pension plan, but became fully vested in their defined pension benefits accrued through that date. C-TEC notified affected participants in December 1996. In December 1996, C-TEC allocated pension plan assets of $6,984 to a separate plan for employees who no longer accrue benefits after December 31, 1996. The underlying liabilities were also allocated. The allocation of assets and liabilities resulted in a curtailment/settlement gain of $4,292. The Company's allocable share of this gain was $3,437. Such gain did not recur in 1997.

               Depreciation and Amortization. Depreciation and amortization increased $14,324, or 36.8% to $53,205 for the year ended December 31, 1997 as compared to $38,881 for 1996. The increase is principally due to the additional depreciation and amortization resulting from the Freedom Acquisition and depreciation related to the Company's advanced fiber optic networks in New
York City and Boston.

               In future periods, depreciation and amortization are expected to exceed amounts recorded in 1997 due to depreciation with respect to the Company's advanced fiber optic networks in New York City and Boston and due to depreciation and amortization with respect to the Company's acquisitions in February 1998 of Erols and UltraNet (Note 19).

               Nonrecurring Charges. Nonrecurring charges of $10,000 in 1997 represent costs incurred with respect to the termination of a marketing services agreement held by Freedom.

               Interest Income. For the year ended December 31, 1997, interest income was $22,824, a decrease of $2,778, or 10.9% primarily due to lower average cash balances and lower average notes receivable with related parties. Average cash balances decreased principally as a result of the Freedom Acquisition in August 1996 (as well as the acquisition in March 1997 of the remaining 19.9% ownership interest in Freedom) and capital expenditures, partially offset by the proceeds of the Company's high yield debt offering in October 1997 (Note 10).

               Interest Expense. For the year ended December 31, 1997, interest expense was $25,602, an increase of $9,556, or 59.6% primarily due to interest expense on the Company's $225,000 of 10% Senior Notes and $601,045 aggregate principal amount at maturity of 11 1/8% Senior Discount Notes placed in October 1997 (Note 10). This was partially offset by lower interest expense resulting from the required principal payment in December 1996 of $18,750 on the 9.65% Senior Secured Notes. Additionally, the Company paid $922 to Level 3 Telecom Holdings, Inc. ("Level 3 Telecom") in 1996 in connection with the Company's August 1996 acquisition of Level 3 Telecom's 80.1% interest in Freedom. This portion of the consideration represents an amount to compensate Level 3 Telecom for forgone interest on the amount which it had invested in Freedom.

               Income Tax. Benefit for income taxes increased $21,828 primarily due to the increase of $65,020 in loss after minority interest and equity in unconsolidated entities before income taxes. For an analysis of the change in income taxes, see the reconciliation of the effective income tax rate in Note 11 to the Consolidated Financial Statements.

               Minority Interest. Minority interest in the loss of consolidated entities increased $6,062 primarily as a result of the minority share of the losses of the BECO joint venture (Note 7), which began operations in June 1997. Additionally, the minority share of the losses of Freedom from January 1 through March 21, at which time the Company acquired the remaining 19.9% ownership interest, was $966 and the minority share of the losses of the PEPCO joint venture which began operations in 1997, and which is consolidated in the pro forma total RCN statements but not the historical statements, was $106.

               Equity in loss of Unconsolidated Entities. The Company's equity in the (loss) of unconsolidated entities was ($3,698) in 1997 and ($2,282) in 1996, and is comprised principally of the Company's share of the operating results of Megacable. In January 1995, the Company purchased a forty percent equity position in Megacable, a Mexican cable television provider, for cash of $84,115. The Company is exposed to foreign currency translation adjustments resulting from translation into U.S. dollars of the financial statements of Megacable, which through December 1996 utilized the peso as the local and functional currency. Such adjustments have historically been included as a separate component of shareholders' equity. Effective January 1, 1997, since the three year cumulative rate of inflation at December 31, 1996 exceeded 100% , Mexico is being treated for accounting purposes under Statement of Financial Accounting Standards No. 52 - "Foreign Currency Translation" as having a highly inflationary economy. As a result, the financial statements of Megacable are remeasured as if the functional currency were the U.S. dollar. The remeasurement of the Mexican peso into U.S. dollars creates translation adjustments which are included in net income. The Company is also exposed to foreign currency transaction losses resulting from transactions of Megacable which are made in currencies different from Megacable's own. The Company's proportionate share of transaction gains (losses) are included in income as they occur. The Company does not hedge its foreign currency exchange risk and it is not possible to determine what effect future currency fluctuations will have on the Company's operating results. Exchange gains (losses) of ($12), $247, and ($932) in 1997, 1996, and 1995, respectively, including translation losses in 1997, are included in the respective statements of operations through the Company's proportionate share of losses of Megacable.

               In 1997, Megacable had sales of $30,441, operating income before depreciation and amortization of $10,504 and net income of $6,653. In 1996, Megacable had sales of $23,225, operating income before depreciation and amortization of $10,183 and net income of $10,226. Year end subscriber counts were 211,627 at December 31, 1997 as compared to 178,664 at December 31, 1996. In 1997 and 1996, the Company's share of the income of Megacable was $2,411 and $4,090, respectively, which includes the exchange gains (losses) as discussed above. The Company's investment in Megacable exceeded its underlying equity in the net assets of Megacable when acquired by approximately $94,000, which goodwill is being amortized on a straight-line basis over 15 years. In 1997 and 1996, amortization of the Company's excess purchase price over the net assets of Megacable when acquired was $6,280 in each year.

               Extraordinary Charge. In September 1997, the Company prepaid Senior Secured Notes with the proceeds of new credit facilities (Note 10). The early extinguishment of the Senior Secured Notes resulted in an extraordinary charge of $3,210, net of taxes.

Pro Forma Total RCN Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

               On a historical basis, for the year ended December 31, 1996, operating income before depreciation and amortization was $25,803 as compared to $16,994 for the year ended December 31, 1995. Sales increased 14.0% to $104,910 for 1996 from $91,997 in 1995. The improvement in operating income before depreciation and amortization of $8,809 was offset by higher depreciation and amortization of $16,545, as discussed below, resulting in a net loss of ($5,989) for the year ended December 31, 1996 as compared to net income of $2,114 in 1995.

               Sales. For the year ended December 31, 1996, total sales were $104,910, an increase of $12,913 or 14.0% from $91,997 for the year ended December 31, 1995. Video sales increased $21,771, or 33.1% to $87,470 in 1996 from $65,699 in 1995, primarily due to the acquisition of the Pennsylvania cable system (formerly Twin County Trans Video, Inc.) in May 1995, which resulted in $13,530 of the increase in sales in 1996. The Pennsylvania cable system serves approximately 74,000 subscribers in the Greater Lehigh Valley area of Pennsylvania. The remaining increase in video sales is due to higher basic service revenues resulting from an increase in average subscribers of 4,995 or 5.3% and the full year impact, in 1996, of the 9.6% rate increase in April 1995 and the impact of 5.9% rate increase in February 1996. The 14.0% increase in total sales in 1996 was lower than the increase of 54.6% in 1995, principally due to the consolidation of the Pennsylvania cable system for seven months (from acquisition in May 1995). Since the Pennsylvania cable system was consolidated for seven months in 1995, consolidation for a full year in 1996 reflects only incremental five months revenue as compared to incremental seven months revenue in 1995.

               Commercial and other revenues decreased $9,455, or 36.3%, to $16,606 in 1996 from $26,061 in 1995 principally as a result of termination of AT&T Tariff 12 resale services in the second quarter of 1995.

               Cost and Expenses, Excluding Depreciation and Amortization and Nonrecurring Charges. For the year ended December 31, 1996, direct expenses were $35,226, a decrease of $4,378 or 11.1% as compared to direct expenses of $39,604 in 1995. Lower costs associated with the reduction in AT&T Tariff 12 resale services were partially offset primarily by higher origination, programming and franchise costs principally resulting from the acquisition of the Pennsylvania cable system, the Freedom Acquisition, other subscriber growth, channel additions and programming fee increases.

               Operating, selling, general and administrative expenses
increased $8,482 or 24.0% to $43,881 for the year ended December 31, 1996 from $35,399 for the year ended December 31, 1995. Customer service costs increased approximately $2,700 or 66.1% primarily due to increased staff to support the start-up and expected growth of bundled service operations in New York City and Boston. Technical expenses increased approximately $3,000 or 38.3% primarily as a result of the Freedom Acquisition in August 1996.
Additionally, technical expense increased as a result of the acquisition of the Pennsylvania cable system in May 1995, resulting in consolidation for seven months in 1995 as compared to a full year in 1996. Sales and marketing costs increased approximately $1,500 or 26.6% for the year ended December 31, 1996. The increase is primarily related to the Freedom Acquisition and the start-up of sales and marketing efforts for the bundled service product in New York City and Boston. The remaining increase in operating, selling, general and administrative expenses is comprised of an increase of approximately $250 in advertising, the Company's allocable share of costs associated with investigation of the feasibility of various restructuring alternatives of
C-TEC to enhance shareholder value, and other increases in general and administrative expenses of approximately $3,900 resulting from the Freedom
Acquisition.   These other increases were partially offset by the Company's allocable share of the gain on the partial curtailment and settlement of C-TEC's defined benefit pension plan of $3,437.

               Depreciation and Amortization. For 1996, depreciation and amortization expense was $38,881, an increase of $16,545 or 74.1% as compared to 1995 primarily due to purchase accounting effects of the acquisition of the Pennsylvania cable system in May 1995 and the Freedom Acquisition on August 30, 1996. (See Note 4 to the Consolidated Financial Statements.) In addition, the Company incurred $3,756 in depreciation related to the Company's advanced fiber optic networks in New York City and Boston.

               Interest Income. For the year ended December 31, 1996, interest income was $25,602, a decrease of $3,399, or 11.7% due primarily to a reduction in average cash balances in 1996 as compared to 1995 and a decrease in the average yield on invested cash, partially offset by interest income of $2,222 accrued on a $13,088 note receivable acquired from Mazon Corporativo S.A. de C.V. in January 1996. Average cash balances decreased in 1996 primarily due to cash used in the Freedom Acquisition and the purchase of the loan receivable from Mazon Corporativo S. A. de C.V. Additionally, lower balances on notes receivable-affiliates contributed to the decrease.

               Interest Expense. Interest expense for 1996 was $16,046, a decrease of $471, or 2.9% in 1996 as compared to 1995. This decrease is due to lower average rates on outstanding debt and includes approximately $922 paid to Level 3 Telecom, the Company's controlling shareholder, in connection with the Freedom Acquisition. This portion of the consideration represents an amount to compensate Level 3 Telecom for forgone interest on the amount invested in Freedom.

               Income Taxes. The Company's effective income tax rate was (19.5%) in 1996 and 34.6% in 1995. For an analysis of the change in income taxes, see the reconciliation of the effective income tax rate in Note 11 to the Consolidated Financial Statements.

               Minority Interest. As a result of the Freedom Acquisition, Freedom's financial results are consolidated with the Company since August 30, 1996, the date of acquisition. This resulted in minority interest in the loss of Freedom of $1,546 for 1996. Additionally, the 20% minority interest in the income of HomeLink Limited Partnership, a Hybrid Fiber/Coaxial subsidiary, was ($206) in 1996 as compared to ($144) in 1995.

               Equity in loss of Unconsolidated Entities. In 1996, Megacable had sales of $23,225, operating income before depreciation and amortization of $10,183 and net income of $10,226. In 1995, Megacable had sales of $20,841, operating income before depreciation and amortization of $8,154 and net income of $5,802. Year end subscriber counts were 178,664 at December 31, 1996 as compared to 177,317 at December 31, 1995. In 1996 and 1995, the Company's share of the income of Megacable was $4,090 and $2,696, respectively, which includes foreign currency transaction losses as noted in the 1997 discussion. In 1996 and 1995, amortization of the Company's excess purchase price over the net assets of Megacable when acquired was $6,280 and $5,757, respectively.

Liquidity and Capital Resources

               The Company expects that it will require a substantial amount of capital to fund the network development and operations in the Boston to Washington, D.C. corridor, including funding the development of its advanced fiber optic networks, upgrading its Hybrid Fiber/Coaxial plant, funding operating losses and debt service requirements. The Company currently estimates that its capital requirements for the period from January 1, 1998 through 1999 will be approximately $785,000, which includes capital expenditures (including connection costs which will only be incurred as the Company obtains revenue-generating customer connections) of approximately $300,000 in 1998 and approximately $485,000 in 1999. The Company's capital expenditure plan has been accelerated due to more rapid deployment of its network development plan, in part due to the Erols and UltraNet acquisitions. These capital expenditures will be used principally to fund the buildout of the Company's fiber optic network in high density areas in the Boston, New York and Washington, D.C. markets and to upgrade its Hybrid Fiber/Coaxial cable systems. To build out these areas on an efficient basis, the Company undertakes a subscriber-driven capital expenditure strategy whereby it (i) closely monitors development of its subscriber base in order to direct network deployment in each target market, and (ii) seeks to establish a customer base in advance of or concurrently with its network deployment. For example, the Company offers Internet and resale telephone services on an interim basis to customers located near its advanced fiber optic networks. Depending upon factors such as subscriber density, proximity to the advanced fiber optic network and development costs and the degree of success achieved in its initial markets, the Company will determine whether extending its advanced fiber optic network to additional high density target markets can be achieved on an attractive economic basis. In addition to its own capital requirements, the Company's joint venture partners are each expected to contribute approximately $150,000 in capital to the joint ventures in connection with development of the Boston and Washington, D.C. markets from September 1997 through 2000 of which approximately $50,900 has been contributed.

               The Company expects to have sufficient liquidity to meet its capital requirements through 2000. The Company will continue to require additional capital for planned increases in network coverage and other capital expenditures, working capital, debt service requirements, and anticipated further operating losses. The actual timing and amount of capital required to roll out the Company's network and to fund operating losses may vary materially from the Company's estimates and additional funds will be required in the event of significant departures from the current business plan, unforeseen delays, cost overruns, engineering design changes and other technological risks or other unanticipated expenses. Due to its subscriber-driven investment strategy, should the Company encounter a successful rollout in its initial markets, and/or decide to enter new markets, the Company may accelerate the rollout and/or extend the reach of its network; such acceleration could increase the Company's capital requirements. In addition, the commencement of operations and buildout in new markets would substantially increase the Company's capital requirements. Conversely, should the Company be less successful than anticipated, the operating losses associated with the installed network may be higher than anticipated. The Company presently intends to judge the success of its initial rollout in deciding whether to undertake additional capital expenditures to rollout the network to additional areas. Since the Company anticipates that, if it is successful, it will continue to extend its network coverage into additional areas within and potentially beyond the Boston-Washington, D.C. corridor, it expects to continue to experience losses and negative cash flow on an aggregate basis for an extended period of time.

               The Company's current joint venture agreements reduce the amount of expenditures required by RCN to develop the network due both to access to the joint venture partners' existing facilities and to the anticipated joint venture partners' equity contributions. However, the joint venture arrangements will also reduce the potential cash flows to be realized from operation of the networks in the markets in which the joint ventures operate and restrict the Company's access to cash flow generated by the joint ventures (which will be paid in the form of dividends). The Company may enter into additional joint ventures in the future as the Company begins to develop new markets. RCN and BECO are presently in discussions with respect to the conversion of a portion of BECO's interest in the BECO joint venture into RCN Common Stock.

               Sources of funding for the Company's further financing requirements may include vendor financing, public offerings or private placements of equity and/or debt securities, and bank loans. There can be no assurance that additional financing will be available to the Company or, if available, that it can be obtained on a timely basis and on acceptable terms. Failure to obtain such financing could result in the delay or curtailment of the Company's development and expansion plans and expenditures. Any of these events could impair the Company's ability to meet its debt service requirements and could have a material adverse effect on its business.

               In October 1997, the Company raised $575,000 in gross proceeds from an offering of two tranches of debt securities. The offering was comprised of $225,000 principal amount of 10% Senior Notes and $601,000 principal amount at maturity of 11 1/8% Senior Discount Notes, both due in 2007. The proceeds include $61,045 of restricted cash to be used to fund the Escrow Account to pay interest on the 10% Senior Notes for three years. In February 1998, the Company raised $350,587 in gross proceeds from an offering of $567,000 principal amount at maturity of 9.80% Senior Discount Notes, due in 2008. The Indentures which govern the 1997 Notes and the 1998 Notes contain similar provisions. The Chase Manhattan Bank acts as Trustee for each of the Indentures. The 1997 Notes and the 1998 Notes are general senior unsecured obligations of RCN. The 9.80% Senior Discount Notes will mature on February 15, 2008. The 9.80% Senior Discount Notes will not bear cash interest prior to February 15, 2003. The 1997 Notes will mature on October 15, 2007. Interest on the 10% Senior Notes are payable in cash at a rate of 10% per annum semi-annually in arrears on each April 15 and October 15, commencing April 15, 1998. The 11 1/8% Senior Discount Notes will not bear cash interest prior to October 15, 2002.

               The 9.80% Senior Discount Notes are redeemable, in whole or in part, at any time on or after February 15, 2003 at the option of RCN. The 9.80% Senior Discount Notes may be redeemed at redemption prices starting at 104.900% of the principal amount at maturity and declining to 100% of the principal amount at maturity, plus any accrued and unpaid interest. The 1997 Notes are redeemable, in whole or in part, at any time on or after October 15, 2002 at the option of RCN. The 10% Senior Notes may be redeemed at redemption prices starting at 105% of the principal amount and declining to 100% of the principal amount, plus any accrued and unpaid interest. The 11 1/8% Senior Discount Notes may be redeemed at redemption prices starting at 105.562% of the principal amount at maturity and declining to 100% of the principal amount at maturity, plus any accrued and unpaid interest.

               RCN may, at its option, use the net proceeds of certain offerings of RCN Common Stock to redeem up to an aggregate of 35% of the aggregate principal amount at maturity of the debt securities issued under the Indentures at a certain premium. Upon the occurrence of a change of control, RCN must make an offer to purchase all of the debt securities issued under the Indentures then outstanding at a premium.

               The Indentures contain certain covenants that, among other things, limit the ability of RCN and its subsidiaries to incur indebtedness, pay dividends, prepay subordinated indebtedness, repurchase capital stock, engage in transactions with stockholders and affiliates, create liens, sell assets and engage in mergers and consolidations.

               RCN Cable and certain of its subsidiaries have in place secured credit facilities comprised of a five-year revolving credit facility in the amount of $25,000 (the "Revolving Credit Facility") and an eight-year term credit facility in the amount of $100,000 (the "Term Credit Facility"), both of which facilities are governed by a single credit agreement dated as of July 1, 1997 (the "Credit Agreement"). As of March 31,1998, $100,000 of the Term Credit Facility was outstanding. The term loan must be repaid over six years in quarterly installments, at the end of September, December, March and June of each year from September 30, 1999 through June 30, 2005. As of March 31, 1998, $3,000 principal was outstanding under the Revolving Credit Facility. Revolving loans may be repaid and reborrowed from time to time. All borrowings under the Credit Agreement will be pari passu and will be secured under a common collateral package.

               The interest rate on the Credit Agreement is, at the election of the Borrowers, based on either a LIBOR or a Base Rate option (each as defined in the Credit Agreement). In the case of the LIBOR option, the interest rate includes a spread that varies, based on RCN Cable's Leverage Ratio (defined as the ratio of Total Debt at the last day of the most recently ended fiscal quarter to Operating Cash Flow for the four fiscal quarters then ended), from 50 basis points to 125 basis points. In the case of the Revolving Credit Facility, a fee of 20 basis points on the unused revolving commitment accrues and is payable quarterly in arrears.

               The Credit Agreement contains customary covenants for facilities of this nature, including covenants limiting debt, liens, investments, consolidations, mergers, acquisitions and sales of assets, payment of dividends and other distributions, making of capital expenditures and transactions with affiliates. In addition, the Borrowers are subject to a prohibition on granting negative pledges and the Borrowers must apply certain cash proceeds realized from certain asset sales, certain payments under insurance policies and certain incurrences of additional debt to repay the Revolving Credit Facility. The Credit Agreement requires the Borrowers to maintain the following financial ratios: (i) the ratio of Total Debt at any fiscal quarter end to Operating Cash Flow for the trailing four fiscal quarters is not to exceed 5.0:1 initially, adjusting over time to 4.0:1; (ii) the ratio of Operating Cash Flow to Interest Expense for any four consecutive fiscal quarters is not to fall below 2.75:1 for periods ending during the first 3 years after the Closing Date, adjusting to 3.0:1 thereafter; and (iii) the ratio of Operating Cash Flow (minus certain capital expenditures, cash taxes and cash dividends) to Fixed Charges (defined as scheduled principal payments and interest expense) for any four consecutive quarters is not to fall below 1.0:1 for periods ending on or before December 31, 2000 and adjusting to 1.05:1 thereafter. The Credit Agreement also includes customary events of default.

               The Company has indebtedness that is substantial in relation to its shareholders' equity and cash flow. At March 31, 1998, the Company had an aggregate of approximately $1,053,000 of indebtedness outstanding, and the ability to borrow up to an additional $22,000 under the Credit Agreement. As a result of the substantial indebtedness of the Company, the Company's fixed charges are expected to exceed its earnings for the foreseeable future. In addition, the Company will require substantial additional indebtedness particularly in connection with the buildout of the Company's networks and the introduction of its telecommunications services to new markets. The leveraged nature of the Company could limit its ability to effect future financing or may otherwise restrict the Company's business activities.

               The extent of the Company's leverage may have the following consequences: (i) limit the ability of the Company to obtain necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes; (ii) require that a substantial portion of the Company's cash flows from operations be dedicated to the payment of principal and interest on its indebtedness and therefore not be available for other purposes; (iii) limit the Company's flexibility in planning for, or reacting to, changes in its business; (iv) place the Company at a competitive disadvantage as compared with less leveraged competitors; and
(v) render the Company more vulnerable in the event of a downturn in its business.

               On a historical basis, for the quarter ended March 31, 1998, the Company's net cash provided by operating activities was $8,277 comprised primarily of a net loss of $(67,752) adjusted by non-cash depreciation and amortization of $17,691, other non-cash items totaling $46,310, working capital changes of $8,592 and changes in long-term unearned revenue of $2,248. Net cash used in investing activities of $(76,279) consisted primarily of purchase of short-term investments of $77,614, additions to property, plant and equipment of $28,064, an investment in an unconsolidated joint venture of $12,500 and acquisitions of $40,717 (primarily the acquisitions of Erols and UltraNet), partially offset by sales and maturities of short-term investments of $82,014. Net cash provided by financing activities of $356,854 consisted primarily of the issuance of long-term debt of $350,588 and contributions from a minority interest partner of $11,025, partially offset by payments made for debt financing costs of $5,652.

               On a historical basis, for the year ended December 31, 1997, the Company's net cash provided by operating activities was $1,661, comprised primarily of a net loss of ($52,391) adjusted by non-cash depreciation and amortization of $53,205, other non-cash items totaling ($611) , working capital changes of $377 and changes in other deferred expenses of $1,081. Net cash used in investing activities of $475,860 consisted primarily of purchases of short-term investments of $445,137, additions to property, plant and equipment of $79,042 and acquisitions of $30,490 (primarily acquisition of the minority interest of Freedom) partially offset by sales and maturities of short-term investments of $76,923. Net cash provided by financing activities of $635,266 consisted primarily of issuance of long-term debt of $688,000, change in affiliate notes of $97,624 and transfers from C-TEC of $89,324 partially offset by redemption of long-term debt of $141,250, transfers to C-TEC of $23,474, payments made for debt financing costs of $19,743 and an increase related to cash restricted for debt service of $61,250.

               On a historical basis, for the year ended December 31, 1996, the Company's net cash provided by operating activities was $23,831 comprised primarily of a net loss of $5,989 adjusted by non-cash depreciation and amortization of $38,881 and other non-cash items totaling ($7,184). Net cash used in investing activities of $9,377 consisted primarily of additions to property, plant and equipment of $38,548, the purchase of a loan receivable of $13,088 and acquisitions of $30,090 (primarily the Freedom Acquisition), partially offset by net sales and maturities of short-term investments of $73,995. Net cash provided by financing activities of $9,391 included the issuance of long-term debt of $19,000 and change in affiliate notes of $32,802 partially offset by the redemption of long-term debt of $44,750.

Impact of the Year 2000 Issue

               The Company has certain financial, administrative and operational systems which are subject to Year 2000 exposures. The Company has performed a study to identify those specific systems which require remediation and developed a plan to correct such situations in a timely fashion. The Company's plan is proceeding on target. The plan includes ensuring that those systems for which the Company is dependent on external vendors, such as certain billing systems, will be Year 2000 compliant by the end of 1999 based on the status of external vendors' remediation efforts. For those internal systems that require corrective action, the Company has contracted with its information systems services provider to rewrite the relevant programming code. Finally, the Company is well along on a conversion of its suite of financial systems to a state-of-the-art Oracle system. Such system is expected to ensure Year 2000 compliance in financial applications, enable the Company to process and report its financial transactions more efficiently and provide a greater level of detailed information to facilitate management's analysis which is critical to its business decisions.

               The Company is employing a team approach across its management information systems, financial and operational groups in addressing the above issues, as well as utilizing the assistance of external consultants in the case of the Oracle implementation. Such team approach facilitates a consistent progress along plans without disruption of other areas of the business.

               There is no assurance that the Company's plans will continue to progress as intended. The Company estimates that its cost of Year 2000 remediation will not be material.


                                   BUSINESS

Overview

               RCN is developing advanced fiber optic networks to provide a wide range of telecommunications services including local and long distance telephone, video programming and data services (including high speed Internet access), primarily to residential customers in selected high density markets. RCN believes that its capability to deliver multiple services (telephone, video programming and Internet access) to any given customer on its networks will provide it with competitive advantages over other competitors. RCN's strategy is to become the leading single-source provider of voice, video and data services to residential customers in each of its markets by offering individual or bundled service options, superior customer service and competitive prices. The Company believes that it is the only publicly-traded facilities-based provider of bundled voice, video and data services to focus on the residential market in the U.S., and believes that it will be the first competitive provider to its target markets.

               RCN's initial advanced fiber optic networks have been established in selected markets in the Boston to Washington, D.C. corridor, including New York City, Boston and its surrounding communities and in the Washington, D.C. area. The region, one of the most densely populated in the United States, represents approximately 4% of the geography of the U.S., but accounts for over 26% of the telecommunications market based upon the number of telephone access lines. In the Boston market RCN operates its advanced fiber optic network through a joint venture with BECO. The venture is managed and 51% owned by RCN and is accounted for on a consolidated basis. RCN and BECO are presently in discussions with respect to the conversion of a portion of BECO's interest in the BECO joint venture into RCN Common Stock. In the Washington, D.C. market RCN is developing an advanced fiber optic network through a joint venture named Starpower with Pepco Communications, an indirect wholly owned subsidiary of PEPCO. Starpower is owned 50% by RCN and 50% by Pepco Communications and is accounted for under the equity method of accounting. RCN believes that these joint ventures provide it with a number of important advantages including access to rights of way and the use of existing fiber optic facilities, the ability to enter its target markets quickly and efficiently and a reduction in the up-front capital investment required to develop its networks. In addition, the Company's joint venture partners provide access to additional assets, equity capital and established customer bases. The Company also benefits from its relationship with its largest shareholder, Level 3, and from the experience gained by certain of the Company's key employees who participated in the development of MFS Communications Company, Inc.

               Because it delivers multiple services, RCN reports the total number of its various service connections (for local telephone, video programming and Internet access) rather than the number of customers. See "Business--RCN Services--Connections." As of March 31, 1998, the Company had approximately 658,600 connections which were delivered through a variety of owned and leased facilities including hybrid fiber/coaxial cable systems, a wireless video system and advanced fiber optic networks. The Company is deploying advanced fiber optic networks specifically designed to provide high speed, high capacity telecommunications services for all new network facilities. RCN also intends to upgrade certain of its hybrid fiber/coaxial cable systems to enable them to provide the same range of voice, video and data services, including bundled service options. See "Business--Properties." At March 31, 1998, RCN had approximately 20,300 total connections attributable to customers connected to advanced fiber optic networks ("on-net" connections) and had approximately 638,200 connections attributable to customers served through other facilities ("off-net" connections). Off-net corrections consist of approximately 227,500 connections attributable to the Company's fiber/coaxial cable systems in the states of New York (outside New York City), New Jersey and Pennsylvania, all within 75 miles of New York City, and approximately 325,000 Internet service customers gained upon completion of the acquisitions of UltraNet and Erols in February 1998. As a result of the Erols and UltraNet acquisitions, RCN is a leading ISP in the Boston to Washington, D.C. corridor.

               RCN's extensive operating experience in both the telephone and video industries and in the design and development of telecommunications facilities provides it with expertise in systems operation and development, an established infrastructure for customer service and billing for both voice and video services and established relationships with providers of equipment and video programming. In addition, the Company's management team and board of directors benefit from experience gained in connection with the management of C-TEC, which prior to September 30, 1997 owned and operated RCN. See "--Relationship Among Commonwealth Telephone, RCN and Cable Michigan." C-TEC has 100 years of experience in the telephone business and nearly 25 years of experience in the cable television business. Both C-TEC and certain members of management also have extensive experience in the design and development of advanced telecommunications facilities.

               RCN seeks to exploit competitive opportunities in selected markets where population density, favorable demographics and the aging infrastructure of the incumbent service providers' network facilities combine to create a particularly attractive opportunity to develop advanced fiber optic networks. The Company continues to evaluate new market areas both within and outside of the Boston to Washington, D.C. corridor. The Company believes that its experience in the Northeast will provide it with a key strategic advantage if it decides to enter new markets.

Business Strategy

               The Company believes that the opportunity to deploy effectively advanced fiber optic networks and to compete with incumbent telephone and cable television service providers results from several key factors, including the broad demand for of the telecommunications industry pursuant to the Telecommunications Act of 1996, the need for more advanced, higher capacity networks to meet growing consumer demands for new communications products and services and the superior technology of the Company's networks. In order to achieve its goal of becoming the leading provider of telecommunications, video and data services to residential customers in its target markets, RCN is pursuing the following key strategies:

               Developing Advanced Fiber Optic Networks.   RCN's advanced
fiber optic networks are specifically designed to provide a single source for high speed, high capacity voice, video programming and data services. The Company expects that the substantial growth of the Internet and demand for high speed data service will play an important role in the demand for its fiber optic networks. RCN believes that its high capacity advanced fiber optic networks provide RCN with certain competitive advantages such as increased capacity (including the ability to offer bundled voice, video and data services) and generally superior signal quality and network reliability relative to the typical networks of the incumbent service providers. By using advanced fiber optic networks capable of delivering multiple services, RCN is able to address a larger number of potential subscriber connections in its target markets than incumbent service providers which typically provide only single or limited services.

               Focusing on Residential Customers in High-Density Markets.
RCN seeks to be the first operator of an advanced fiber optic network providing voice, video and data services to residential customers in each of its target markets. RCN believes that it is unique in its markets in offering a wide range of bundled voice, video and data services to customers in residential areas and in striving to connect residential customers directly to its advanced fiber optic networks. The Company estimates that RCN's loop lengths are a small fraction of that of the incumbents. RCN also believes that residential customers will be attracted to lower prices, broader service offerings, enhanced levels of customer care and consumer choice. Although the Company's primary focus is on residential customers, RCN also serves certain commercial accounts which are located on or in close proximity to its networks.

               Implementing Subscriber-Driven Investment Strategy. RCN attempts to deploy efficiently its capital by tying facility development to the procurement of customer connections. In order to promote its presence in its markets and to develop a subscriber base for its advanced fiber optic networks, the Company may provide selected services to customers located near its advanced fiber networks utilizing existing facilities that are available in advance of network construction. For example, RCN markets Internet services and provides resold telephone services in advance of constructing or extending its networks. RCN also provides wireless video services to approximately 40,859 customers in New York City (as of March 31, 1998) with a view to extending the advanced fiber optic network to service many of these existing customers.

               Utilizing Strategic Alliances and Existing Facilities to Speed
and Reduce Cost of Entry.   By utilizing strategic alliances, RCN is able to
enter the market quickly and efficiently and to reduce the up-front capital investment required to develop its networks. Through alliances with companies such as BECO, Pepco Communications and MFS/WorldCom, which provide or are expected to provide RCN with extensive fiber optic networks or other assets, by utilizing certain components of its own existing cable television infrastructure, and through the strategic acquisitions of UltraNet and Erols, RCN has been able to expedite and reduce the cost of market entry and business development and has created the opportunity to leverage existing customer relationships.

               Offering Bundled Voice, Video and Data Services.   RCN believes
that, as a full service voice, video and data programming provider, it will be able to offer a single-source package of voice, video and data services, individually or on a bundled basis, which is not yet generally available from any incumbent telephone, cable or other service provider. In addition, services provided over RCN's advanced fiber optic networks are generally priced at competitive rates as compared to the incumbent service providers.

               Providing Superior Customer Service.   RCN seeks to provide
superior customer service as compared to incumbent service providers, with service features such as a 24-hour-a-day call center and quality control system, on-time service guarantees and bundled service offerings, providing the consumer with added choice and convenience.

Network Development and Financing Plan

               In developing its advanced fiber optic networks, the Company undertakes a subscriber-driven capital expenditure strategy whereby it (i) closely monitors development of its subscriber base in order to direct network deployment in each target market, and (ii) seeks to establish a customer base in advance of or concurrently with its network deployment. As part of this development plan, RCN pre-markets its services by offering Internet and resale telephone (and, in New York City, wireless video) services in areas targeted for expansion of advanced fiber optic network facilities. Depending upon factors such as subscriber density, proximity to the advanced fiber optic network and development costs and the degree of success achieved in its initial markets, the Company will determine whether building its advanced fiber optic network in additional high density target markets in the Northeast or elsewhere can be achieved on an attractive economic basis.

               The Company expects that it will require a substantial amount of capital to fund the network development and operations in the Boston to Washington, D.C. corridor, including funding the development of its advanced fiber optic networks, upgrading its hybrid fiber/coaxial plant and funding operating losses and debt service requirements. The Company currently estimates that its capital requirements for the period from January 1, 1998 through 1999 will be approximately $785 million, which includes capital expenditures (including connection costs which will only be incurred as the Company obtains revenue-generating customer connections) of approximately $300 million in 1998 and approximately $485 million through 1999. As a result of more rapid deployment of its fiber optic network and the Erols and UltraNet acquisitions, certain aspects of the Company's capital expenditure program have been accelerated. The Company's planned capital expenditures will be used principally to fund the buildout of the Company's fiber optic network in high density areas in selected markets in the Boston to Washington, D.C. corridor and to upgrade its hybrid fiber/coaxial cable systems. In addition to its own capital requirements, the Company's joint venture partners are each expected to contribute approximately $150 million in capital to the joint ventures from September 1997 through 2000 in connection with development of the Boston and Washington, D.C. markets. Immediately following the consummation of the Offering, the Company will have approximately $1,152 million of cash and cash equivalents and approximately $63 million of restricted cash. Such amounts are expected to provide sufficient liquidity to meet the Company's capital requirements through 2000.

               The Company will continue to require additional capital for planned increases in network coverage and other capital expenditures, working capital, debt service requirements and anticipated further operating losses. Sources of funding for the Company's further financing requirements may include vendor financing, public offerings or private placements of equity and/or debt securities, and bank loans. There can be no assurance that additional financing will be available to the Company or, if available, that it can be obtained on a timely basis and on acceptable terms. Due to its subscriber driven investment strategy, should the Company encounter a successful rollout in its initial markets and/or decide to enter additional markets, the Company may accelerate the rollout and/or extend the reach of its network; such acceleration could increase the Company's capital requirements. In addition, the commencement of operations and development of any new markets would substantially increase the Company's capital requirements. See "Risk Factors--Further Capital Requirements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

RCN Services

               RCN provides a wide range of local and long distance telephone, video programming and data services, both individually and in bundled service options.

               RCN provides these services through a range of facilities including its advanced fiber optic networks in New York City and Boston, a wireless video system in New York City, its hybrid fiber/coaxial cable systems in the states of New York (outside New York City), New Jersey and
Pennsylvania, and resale local and long distance telephony services.

               Connections.   The following table summarizes the development
of RCN's subscriber base:


                                                  As of
                                -----------------------------------------
                                6/30/97    9/30/97    12/31/97    3/31/98
                                -------    -------    --------    -------
Service Connections(1)
Advanced Fiber:
 Voice......................        370      1,909       3,214      4,473
 Video......................      1,060      4,870      11,784     15,599
 Data.......................         81        326         150        267
                                -------    -------     -------    -------
Subtotal On-Net.............      1,511      7,105      15,148     20,339
                                -------    -------     -------    -------

Other(2):
 Voice(3)...................      4,672     10,953      24,900     40,447
 Video(4)...................    228,458    229,198     227,619    227,558
 Data.......................         --         --          --    370,271
                                -------    -------     -------    -------
Subtotal Off-Net............    233,130    240,151     252,519    632,276
                                -------    -------     -------    -------
Total Service Connections...    234,641    247,256     267,667    658,615
                                =======    =======     =======    =======
Advanced Fiber Units Passed.      7,940     26,083      44,045     63,386

----------
(1) Because RCN delivers multiple services, the Company accounts for its customer activity by the number of individual local telephone, video programming or Internet access services, or "connections," purchased. Consequently, a single customer purchasing local telephone, video programming and Internet access constitutes three connections.

(2) RCN classifies connections within the "Other" category until the relevant network is capable of providing voice, video and data services, including local telephone service through an RCN switch.

(3) In August 1997, RCN commenced offering resold local phone service, long distance and Internet access to customers in the area served by its Hybrid Fiber/Coaxial Cable Systems in the Lehigh Valley area.

(4) Includes approximately 40,859 wireless connections. "Other" also includes, among other things, wireline video connections serving the University of Delaware (4,000 connections at March 31, 1998).

               Set forth below is a brief description of RCN's services:

               Voice.   RCN offers full-featured local exchange telephone
service, including standard dial tone access, enhanced 911 access, operator services and directory assistance in competition with the incumbent local exchange providers and CLECs. In addition, RCN offers a wide range of value-added services, including call forwarding, call waiting, conference calling, speed dial, calling card, 800-numbers and voice mail. RCN also provides Centrex service and associated features. RCN's local telephone rates are generally competitive with the rates charged by the incumbent providers. At March 31, 1998, RCN had approximately 4,473 telephone service connections on its advanced fiber optic networks and approximately 40,447 customers for resold telephone service.

               RCN Long Distance Company provides long distance telephone services, including outbound, inbound, calling card and operator services. These services are offered to residential and business customers. As of March 31, 1998, RCN Long Distance Company had approximately 13,100 customers. In the future RCN intends to offer long distance telephone service predominantly to customers whom it expects will eventually be connected to its own facilities.

               Video Services.   RCN offers a diverse line-up of high quality
basic, premium and pay-per-view video programming. Depending on the system, RCN offers from 61 to 110 channels. RCN's basic video programming package provides extensive channel selection featuring all major cable and broadcast networks. RCN's premium services include HBO, Cinemax, Showtime and The Movie Channel, as well as supplementary channels such as HBO 2, HBO 3 and Cinemax 2. RCN's StarCinema, available on the Company's advanced fiber optic networks, utilizes the latest "impulse" technology allowing convenient impulse pay-per-view ordering of the latest hit movies and special events instantly from the customer's remote. RCN's "Music Choice" offers 30 different commercial-free music channels delivered to the customer's stereo in digital CD quality sound.

               As of March 31, 1998, RCN had approximately 15,599 subscribers for its video programming services provided over advanced fiber optic networks. As of such date, RCN also had approximately 40,859 connections attributable to the wireless video system and approximately 187,000 connections attributable to the hybrid fiber/coaxial cable systems.

               Internet Access and Data Transmission.   RCN's StarPass
Internet service provides access for personal computers to RCN's advanced fiber optic network for a reliable high speed connection to provide access to electronic mail, World Wide Web, Internet chat lines and newsgroups and remote access and file transfer services. RCN provides data transmission services over its advanced fiber optic network either via two-way dial-up modem over traditional telephone lines or via cable modem utilizing RCN's high capacity network. RCN expects to commence offering a high-speed Internet access service in certain markets during the second quarter of 1998. RCN also offers private line point-to-point data transmission services such as DS-1 and DS-3 with the capability to provide higher speed connections as well. Following the recent Erols and UltraNet acquisitions, RCN believes it is the largest regional provider of Internet services in the Northeast. As of March 31, 1998, RCN had approximately 370,271 Internet subscribers.

               Migration of Customers to Advanced Fiber Networks

               RCN provides wireless video services to customers located near its advanced fiber optic network in New York City and provides internet services and resale telephone service with a view to extending the advanced fiber optic network and fully activating RCN's own telephone switches to service many of those customers. As RCN's advanced fiber optic network is extended into these areas or buildings, customers receiving wireless video service in New York City will be switched to the advanced fiber optic network from the wireless video network, and the wireless video equipment will be used to provide service to other customers in off-network premises. Similarly, as the advanced fiber optic network is developed and switches are deployed, voice customers will be switched to the advanced fiber optic network from resale accounts, thereby allowing RCN to gain additional revenue (and larger margins) from originating and terminating access fees and to control the related services and service quality.

Strategic Relationships

               RCN has developed a number of strategic alliances and relationships in order to provide it with early entry and to reduce the cost of entry into the market for telecommunications services. RCN expects to continue to pursue opportunities that may be afforded by entering into strategic alliances to facilitate network expansion and entry into new markets.

               Fiber Agreements with MFS/WorldCom.   RCN, through its
affiliates, has entered into Fiber Agreements (the "Fiber Agreements"), each dated May 8, 1997, with MFS/WorldCom, which owns or has the right to use certain fiber optic network facilities (the "Fiber Optic Facilities") in the Boston, Massachusetts and Borough of Manhattan, New York, New York markets (the "Service Areas"). Pursuant to the Fiber Agreements, MFS/WorldCom (i) will construct and provide extensions connecting the Fiber Optic Facilities to buildings designated by RCN (the "Extensions") and (ii) has granted to RCN the right to use certain dedicated fibers in the Fiber Optic Facilities and the Extensions, except that RCN may not use such facilities to deliver telephone services to commercial customers in the Service Areas. In return, RCN has reimbursed MFS/WorldCom for the costs MFS/WorldCom incurred to install, construct and acquire the Fiber Optic Facilities constructed prior to March 31, 1997. RCN has further agreed to pay all of the costs MFS/WorldCom incurs to (i) install, construct and acquire the Fiber Optic Facilities constructed between March 31, 1997 and May 8, 1998 and the Extensions, and (ii) maintain, and support RCN's use of, the Fiber Optic Facilities and the Extensions. Unless earlier terminated upon the occurrence of certain events set forth therein, including a change of control of RCN, the Fiber Agreements terminate by their terms on January 1, 2007, provided that (i) at such time the parties may agree to extend the Fiber Agreements for up to 10 years or enter into other alternative arrangements, and (ii) under certain circumstances, MFS/WorldCom is required to transfer the Extensions to RCN.

               BECO Joint Venture

               In September 1996, RCN and BECO, through wholly owned subsidiaries, entered into a letter of intent to form a joint venture to utilize 126 fiber miles of BECO's fiber optic network to deliver RCN's comprehensive communications package in Greater Boston. The venture, in the form of an unregulated entity with a term expiring in the year 2060, was formed pursuant to a joint venture agreement dated December 23, 1996 (the "Boston Joint Venture Agreement") providing for the organization and operation of RCN-BECOCOM, LLC ("RCN-BECOCOM"). RCN-BECOCOM is a Massachusetts limited liability company organized to own and operate an advanced fiber optic telecommunications network (the "Network") and to provide, in the market in and around Boston, Massachusetts (the "Boston Market"), voice, video and data services, as well as the communications support component of energy related customer services offered by BECO (collectively, the "Boston Services"). RCN, through RCN Massachusetts, owns 51% of the equity interest in RCN-BECOCOM and BECO, through a subsidiary, owns the remaining 49% interest. This joint venture with BECO is reflected on RCN's financial statements on a consolidated basis.

               The closing of the transactions contemplated by the Boston
Joint Venture Agreement occurred on June 17, 1997. At the closing, (i) RCN transferred to RCN-BECOCOM its business of providing Boston Services; (ii) BECO transferred to RCN-BECOCOM access to and use of certain existing BECO facilities; (iii) RCN and BECO made initial cash capital contributions to RCN-BECOCOM; and (iv) the parties and/or their affiliates executed and delivered (a) the Amended and Restated Operating Agreement of RCN-BECOCOM (the "BECO Operating Agreement"); (b) the Construction and Indefeasible Right of
Use Agreement (the "IRU Agreement"); (c) the Management Agreement (the "Management Agreement"); (d) the Exchange Agreement (the "Exchange
Agreement"); and (e) the Joint Investment and Noncompetition Agreement (the "Joint Investment Agreement").

               Pursuant to the BECO Operating Agreement, RCN and BECO are required to make any additional capital contributions required by RCN-BECOCOM's annual budget on a 51%/49% basis. The annual budget will be prepared by RCN and is subject to review by each member of RCN-BECOCOM. RCN will manage the business of RCN-BECOCOM; however, certain extraordinary actions require the consent of both parties. In addition, the BECO Operating Agreement provides that if a deadlock arises relating to a merger, reorganization, issuances of equity, liquidation or bankruptcy, amendments to the organizational documents or an expansion of operations of RCN-BECOCOM beyond those contemplated by the BECO Operating Agreement, the disputing party will either sell its interest to the other party or purchase the other party's interest in the joint venture. In the event of a deadlock relating to other fundamental business actions or relating to the annual budget, the matter will be submitted to arbitration. Neither RCN nor BECO may transfer its interest in RCN-BECOCOM until June 17, 2000 without the other's written consent. After such date, each party has the right to purchase the interest proposed to be sold by the other party. If a party proposes to sell more than 33% of its interest, the other party has "tag-along" rights to sell a proportionate share of its interest. In the event a member's interest becomes less than 25%, the other members have the option to purchase such interest at fair market value. Upon a change in control of either RCN Massachusetts or BECOCOM, the other party has the right to purchase all of the equity interest in RCN-BECOCOM for fair market value, as determined by an appraisal proceeding.

               RCN will manage the business of RCN-BECOCOM pursuant to the terms of the Management Agreement and, in consideration therefor, will receive reimbursement for its reasonable costs, and a performance-based fee (based on factors including the number of subscribers and operating cash flow) to be determined by agreement of RCN and RCN-BECOCOM. The initial term of the agreement expires on December 31, 2001. The agreement provides for automatic successive three-year renewal periods, unless notice is given ninety days before the end of the period.

               Pursuant to the IRU Agreement, BECO will, for certain agreed upon fees, (i) provide construction services to build out the Network, (ii) make available to RCN-BECOCOM (a) all of the available capacity of BECO's existing fiber backbone, and (b) the ability to use BECO's real estate, poles, easements and other interests for the construction and operation of the Network and (iii) maintain the Network. BECO's construction obligations expire on June 17, 2007 and the term of the IRU Agreement generally expires on December 31, 2060. One year before each respective expiration date, BECO agrees to commence good-faith negotiations to extend construction obligations beyond June 17, 2007 and to allow continued use of BECO's facilities beyond December 31, 2060.

               Under the Joint Investment Agreement, BECO will have the right to acquire up to a 20% equity interest in any joint venture between RCN and an electric utility company formed to provide any services similar to the Boston Services in New England outside the Boston Market. BECO's joint investment right shall terminate (i) upon BECO's stake in RCN-BECOCOM dropping below a
(1)/3 interest and (ii) on the later to occur of (a) June 17, 2002 or (b) two years after RCN's stake in RCN-BECOCOM falls below a (1)/3 interest. The agreement also provides that neither RCN, BECO nor their affiliates will be permitted to be involved in any other enterprise providing services similar to the Boston Services in the Boston Market. This covenant not to compete will survive for a period of two years after either party is no longer a member of RCN-BECOCOM.

               Pursuant to the Exchange Agreement, BECO had the right at the time of the Distribution, and has the right every two years thereafter, to convert its ownership interest in RCN-BECOCOM into the Common Stock of RCN pursuant to specific terms and conditions, including exercise periods, appraisal procedures and restrictions specifically set forth in the Exchange
Agreement.   Although BECO exercised its conversion right, BECO remains obligated to make 49% of all cash contributions by the parties and any cash contributions made after conversion will result in it owning a portion of RCN-BECOCOM based on the value of RCN-BECOCOM at the time of the contribution. BECO may exercise its conversion rights in whole or in part from time to time. BECO has notified RCN that it has elected to exercise its option to the full extent permitted by the Exchange Agreement with respect to 1997. RCN and BECO are presently in discussions with respect to the calculation of the agreed upon value for the exercise of such option. BECO's right to convert its joint venture interest into Company Common Stock is subject to certain limitations designed to ensure that the conversion does not jeopardize the tax free nature of the Distribution. In the event BECO is unable to convert any portion of its interest as a result of such limitations, BECO has the right to require RCN to purchase such portion. Subject to certain restrictions set forth in the Exchange Agreement, BECO will also be entitled, upon exchanging its investment interest in RCN-BECOCOM for Company Common Stock, to customary registration rights with respect to such shares.

               RCN expects to benefit from the ability to utilize BECO's large fiber optic network, its focus on innovative technology, its sales and marketing expertise and its reach into the market. In the future, the venture may expand into energy management and property monitoring services. Starting in Boston, the joint venture partners will consider further expansion into surrounding markets. RCN anticipates that as a result of its access to the extensive BECO network, RCN's reliance on and utilization of MFS/WorldCom facilities in Boston will be reduced significantly.

               Starpower Joint Venture

               On August 1, 1997, RCN Telecom Services, Inc., a subsidiary of RCN, and Potomac Capital Investment Corporation ("PCI"), a wholly owned subsidiary of PEPCO, entered into a letter of intent (the "Letter of Intent") to form a joint venture which will own and operate a communications network to provide voice, video, data and other communications services to residential and commercial customers in the greater Washington, D.C., Virginia and Maryland area (the "Washington, D.C. Market"). Starpower, an unregulated limited liability company with a perpetual term, was formed on October 28, 1997 by RCN Washington and Pepco Communications. Starpower was formed to construct, own, lease, operate and market a network for the selling of voice, video, data and other telecommunications services (the "Relevant Business") to all potential commercial and residential customers in the Washington, D.C. Market. RCN, through RCN Washington, owns 50% of the equity interest in Starpower and PCI, through Pepco Communications, owns the remaining 50% interest. Starpower is accounted for under the equity method of accounting.

               The closing (the "Starpower Closing") of the Starpower joint venture occurred on December 19, 1997. At the Starpower Closing, RCN
Washington transferred to Starpower all its right, title and interest in and to (i) all customer accounts of RCN Long Distance in the Washington, D.C. Market, (ii) its business plan in the Washington, D.C. Market and experience with respect to the Relevant Business, (iii) all building access agreements covering any property located in the Washington, D.C. Market, (iv) the Support Services Agreement (as described below) and (v) the benefit of certain agreements pursuant to the Assignment of Benefits Agreement (as described below). The documents signed at the Starpower Closing were the Starpower Operating Agreement, Fiber Use Agreement dated as of December 18, 1997 between PEPCO and Starpower ("Fiber Use Agreement"), Agency Agreement dated as of December 18, 1997 by and between RCN Washington, RCN Telecom Services of Maryland, Inc., RCN Telecom Services of Virginia, Inc. and Starpower ("Agency Agreement"), Non-competition Agreement dated as of December 18, 1997 by and among RCN Telecom Services, Inc., PCI and Starpower ("Non-competition Agreement"), Assignment of Benefits Agreement dated as of December 18, 1997 by and between RCN Washington and Starpower ("Assignment of Benefits Agreement"), Support Services Agreement dated as of December 18, 1997 by and between RCN Operating Services, Inc. and Starpower ("Support Services Agreement"), Guarantee dated as of December 18, 1997 by PCI on behalf of Pepco Communications in favor of Starpower, Guarantee dated as of December 18, 1997 by RCN on behalf of RCN Washington and other RCN obligors in favor of Starpower and Contribution Agreement dated as of December 18, 1997 by and between RCN Washington and Starpower ("Contribution Agreement"). RCN Washington and Pepco Communications also each paid $12.5 million in cash in January 1998 as their initial capital contributions.

               Pursuant to the Starpower Operating Agreement, RCN Washington and Pepco Communications are each required to make additional capital contributions in accordance with a schedule set forth in such agreement on a 50%/50% basis. Failure of either RCN Washington or Pepco Communications to make a scheduled capital contribution or to vote in favor of certain additional capital contributions may result in the recalculation of equity interests. The business and affairs of Starpower is to be managed by RCN Washington and Pepco Communications. So long as RCN Washington and Pepco Communications maintain a 50%/50% equity interest in the joint venture, each of RCN Washington and Pepco Communications will appoint three members to the operating committee, the approval of which is required for any business action. Certain fundamental business actions, such as mergers, acquisitions, sales of substantially all of the assets, liquidation and amendments to the certificate of organization or any agreement signed at the Starpower Closing, require the unanimous approval of the operating committee regardless of whether the parties continue to maintain a 50%/50% ownership interest. Failure to reach agreement may trigger a deadlock event. In the event a deadlock arises within the first three years of the joint venture, the proposed action shall be deemed rejected. If the deadlock arises thereafter, the disputing party may give a notice to the other party offering to sell its membership or to purchase all membership interests from the other party; the offeree has the obligation to elect to buy or sell its interest. Subject to certain exceptions, neither RCN Washington nor Pepco Communications may sell any interest in Starpower for four years. Thereafter, RCN Washington or Pepco Communications may sell any of its membership interests with the written consent of the other subject to a right of first offer by the other party. RCN Washington shall be restricted from transferring its interest if Pepco Communications can demonstrate that such assignment would have a material adverse impact on Starpower's business. Upon a change of control of RCN Washington or Pepco Communications, which the other party has reason to believe will have a material adverse effect on Starpower, the other party may offer to sell its membership interests to the other party or to acquire such party's membership interests or accept the change of control. The offeree has the right to elect to buy or sell its interest. If a party proposes to sell its interest to a third party, the other party has "tag-along" rights to sell a proportionate share of its interest. Both RCN Washington and Pepco Communications may transfer their membership interests to certain affiliates.

               Under the Fiber Use Agreement, PEPCO agreed, for certain agreed upon fees, (i) to provide construction services to develop a network and (ii) to grant Starpower an indefeasible right of use of certain facilities and an irrevocable right to install, maintain, use and operate its strand fiber connections to leased facilities. Starpower has the right, at the end of the term, to purchase not less than the whole network at the fair market value less the amount previously paid by Starpower with respect to such facilities. The initial term is ten years and the agreement may be renewed four times.

               Under the Support Services Agreement, a subsidiary of RCN will provide support services including customer service, billing, marketing, and certain administrative, accounting and technical support services, each of which shall be provided at cost. The Support Services Agreement also contains certain indemnity provisions.

               Under the Non-competition Agreement, for so long as either RCN Washington or Pepco Communications owns an interest in Starpower, neither party nor any of their affiliates may compete with any Relevant Business in the Washington, D.C. Market. Neither RCN Washington nor Pepco Communications shall attempt to solicit, divert or accept business from the customers of Starpower for any Relevant Business in the Washington, D.C. Market or solicit any individual who is employed by Starpower.

               Starpower agreed, in the Agency Agreement, to serve as RCN Washington's exclusive agent for the provision of telephony services in the Washington, D.C. Market until Starpower receives sufficient authorization for it to provide telephony services in the Washington, D.C. Market. All revenues and customers under this Agency Agreement belong to Starpower. Starpower must indemnify RCN Washington for any tax liability resulting from its obligations under this Agency Agreement. The Agency Agreement also contains certain other indemnity provisions.

               Pursuant to the Assignment of Benefits Agreement, RCN Washington assigned the benefits of all of the agreements (the "Assigned Agreements") with suppliers of programming and entertainment, voice, video and data services, telecommunications equipment and other products and services useful in the conduct of the Relevant Business in the Washington, D.C. Market to Starpower. RCN Washington may not transfer or assign its interest in the Assigned Agreements if doing so would have a material adverse effect on Starpower's ability to conduct the Relevant Business in the Washington, D.C. Market. In addition, RCN Washington may not amend, modify or assign the Assigned Agreements without the prior written consent of Starpower and Starpower has the right to terminate any agreement amended, modified or assigned without its consent. RCN Washington has agreed to take all reasonable steps necessary to obtain consent for Starpower to use programming agreements prior to the date Starpower begins offering OVS services. The Assignment of Benefits Agreement expires on December 19, 1998 and Starpower has certain renewal rights. Starpower may terminate the Assignment of Benefits Agreement on 60 days' notice.

               RCN has agreed to unconditionally guarantee the due and punctual performance and discharge all of its affiliates' material covenants, warranties, undertakings and other obligations under the agreements signed at the Starpower Closing. PCI has agreed to unconditionally guarantee the due and punctual performance and discharge by Pepco Communications of all its material covenants, warranties, undertakings and other obligations under the Starpower Operating Agreement.

Recent Acquisition Transactions

               Merger with Erols Internet, Inc.

               Erols is a leading regional ISP serving residential and business subscribers in targeted markets, including New York City, Philadelphia, Washington, D.C. and Boston. At the date of the Erols Acquisition, Erols had approximately 293,000 subscribers. Erols currently operates 57 POPs throughout its geographic markets, and also currently utilizes 32 "Virtual POPs," which permit subscribers located adjacent to, but outside of the local calling areas of, physical POPs to dial into the Erols network on a local basis through arrangements with the relevant LEC. Erols offers a broad range of Internet-based services, including (i) Global Trader[SM], Erols' turn-key e-commerce product for small businesses, (ii) Internet security services, including security consulting and virtual private networks, and
(iii) Web hosting, design and development services.

               On January 21, 1998, RCN entered into the Agreement and Plan of Merger (the "Erols Merger Agreement") among RCN, Erols, Erol Onaran, Gold & Appel Transfer, S.A., a British Virgin Islands corporation ("Gold & Appel"), and ENET Holding, Inc., a Delaware corporation and a wholly owned subsidiary of RCN ("ENET"), to acquire all of the outstanding shares of common stock of Erols. On February 20, 1998, Erols merged with and into ENET (the "Erols Merger"), with ENET as the surviving corporation. The transaction was completed in February 1998. The approximate total Erols Merger consideration was $29.2 million in cash, 1,730,648 shares of RCN Common Stock plus the assumption and repayment of approximately $5.8 million of debt (including payment of accrued interest). Additionally, the Company is converting approximately 999,000 stock options to stock options to purchase approximately 699,000 shares of RCN Common Stock with an average exercise price of $3.424 per share.

               The Erols Merger Agreement contains customary representations, warranties, and covenants by each party, which representations and warranties will survive until March 31, 1999, except for certain specified representations and warranties which will survive indefinitely or until the expiration of the applicable statute of limitations. Pursuant to the Erols Merger Agreement, each party has agreed to provide indemnification from damages arising out of any misrepresentation or breach of warranty, covenant or agreement made or to be performed by such party pursuant to the Erols Merger Agreement. In addition, Erol Onaran has agreed to provide indemnification from damages arising out of any misrepresentation or breach of warranty, covenant or agreement made or to be performed by Erols on or before the consummation of the Erols Merger, subject to certain thresholds and limitations, and arising from certain matters set forth in the Erols Merger Agreement.

               Pursuant to the Erols Merger Agreement, at the effective time of the Erols Merger both an escrow agreement (the "Erols Escrow Agreement") and a registration rights agreement (the "Erols Registration Rights Agreement") were executed and delivered. Under the terms of the Erols Escrow Agreement, RCN delivered to the Erols Escrow Agent an aggregate of approximately $5.84 million in cash and 93,210 shares of RCN Common Stock to be held, invested and distributed by the Erols Escrow Agent pursuant to the Erols Escrow Agreement. Under the terms of the Erols Registration Rights Agreement, Erol Onaran and Gold & Appel each received customary demand and piggy-back registration rights, subject to certain limitations as set forth in the Erols Registration Rights Agreement.

               RCN expects to contribute to Starpower, the joint venture with Pepco Communications, the subscribers acquired in the acquisition of Erols located in the Washington, D.C. area in which Starpower operates. On February 20, 1998, approximately 61% of all of Erols' subscribers were located in the relevant Washington, D.C. area. RCN anticipates that Pepco Communications will make a contribution equal to the value of such subscribers. The joint venture partners of Starpower are currently negotiating the terms of such contribution.

               Merger With UltraNet Communications, Inc.

               UltraNet is a leading ISP in the Boston area serving residential and business customers in New England. At the date of RCN's acquisition of UltraNet, UltraNet had approximately 32,000 subscribers. UltraNet provides Internet service to over 500 schools, and is presently building a network which will provide access throughout New Hampshire's universities and colleges. UltraNet has a wide network of 42 POPs. Services UltraNet offers to subscribers include (i) virtual hosting, which gives customers a corporate presence on the Internet, (ii) firewall security, which provides high quality control in monitoring access to documents and visitors to the customer's websites, and (iii) UltraFax, which allows customers to send faxes from their desktops. UltraNet also offers its customers access to its network via an 800 number which allows access from every major city in the world.

               On January 21, 1998, RCN, Holding and UltraNet entered into the UltraNet Merger Agreement. The transaction was completed in February 1998.
The total consideration for the acquisition was approximately $7.9 million in cash, approximately 890,384 shares of RCN Common Stock and $3 million in deferred compensation. Additionally, the Company is converting approximately 63,500 UltraNet stock options to stock options to purchase 117,052 shares of RCN Common Stock at an average exercise price of $1.825 per share.

               RCN also agreed to indemnify UltraNet and its directors, officers and stockholders from and against liabilities or expenses incurred
(i) in connection with the severance benefits under any severance arrangement applying to any former employee of UltraNet employed by RCN after the UltraNet Merger is consummated, (ii) relating to a former employee's employment and/or termination by RCN after the UltraNet Merger is consummated and (iii) incurred by an indemnified person with respect thereto.

               Pursuant to the UltraNet Merger Agreement, on February 27, 1998, the UltraNet Registration Rights Agreement was executed and delivered. Under the terms of the UltraNet Registration Rights Agreement, certain former shareholders of UltraNet received registration rights, subject to certain limitations as set forth in the UltraNet Registration Rights Agreement.

               RCN contributed to its joint venture with BECO the subscribers acquired in the acquisition of UltraNet located in the Boston area as well as 1.36% (or all of Erols' subscribers located in the relevant Boston area) of the subscribers acquired in the acquisition of Erols. On February 27, 1998, approximately 27% of all of UltraNet's subscribers were located in the relevant Boston area. BECO has made a corresponding contribution to the joint venture in the form of a note in the principal amount of (49)/(51) of the agreed value of the subscribers contributed by RCN.

               Indemnification and Noncompetition Agreement

               Certain stockholders holding at least 95% of the UltraNet common stock, Series A Preferred Stock and Series B Preferred Stock executed an Indemnification and Noncompetition Agreement (the "Indemnification Agreement") which provides that certain representations and warranties included in the UltraNet Merger Agreement will survive the consummation of the merger. Such stockholders agree to indemnify RCN, severally and on a pro rata basis, and RCN agrees to indemnify the stockholders against all losses incurred by any of them arising out of any breach of any tax representation in the UltraNet Merger Agreement insofar as such breach causes the merger not to qualify as a reorganization or any material failure to perform any of its covenants or agreements contained in the UltraNet Merger Agreement. The maximum amount of indemnification by the stockholders on the one hand and by RCN on the other hand is $7.5 million plus certain amounts up to $2.5 million with respect to breach of tax representations.

               The Indemnification Agreement provides that the stockholders will not knowingly take any action which would cause the merger not to qualify as a reorganization. Certain employees also agree not to engage in any activity which would compete with UltraNet in the geographic region identified as the "Boston-Washington" corridor for a period ending the earlier of five years after the consummation of the merger or one year after his or her termination (or two years in the case of termination for cause or voluntary termination).

               Merger With Lancit Media Entertainment, Ltd.

               On February 27, 1998, RCN entered into an Agreement and Plan of Merger ("Lancit Merger Agreement") with Lancit Media Entertainment, Ltd., a New York corporation ("Lancit"), and LME Acquisition Corporation, a New York corporation and a wholly owned subsidiary of RCN ("LME"). Pursuant to the Lancit Merger Agreement, LME will merge with and into Lancit, with Lancit surviving the merger and becoming a wholly owned subsidiary of RCN (the "Lancit Merger"). Lancit is a producer of high-quality children's programming, for which it has won 11 Emmy Awards. The consummation of the Lancit Merger is subject to customary conditions, including the approval by Lancit shareholders of the Lancit Merger.

Hybrid Fiber/Coaxial Cable Systems

               RCN's hybrid fiber/coaxial cable systems were operated by C-TEC prior to the Distribution. The following table summarizes the development of the hybrid fiber/coaxial cable systems over the last five years:

                                                                                                Three
                                                                                                Months
                                                                                                Ended
                                                 As of December 31,                           March 31,
                      ------------------------------------------------------------------     ----------
                         1993          1994          1995            1996          1997         1998
                         ----          ----          ----            ----          ----         ----
Homes Passed......    118,216       119,761       282,836         283,940       290,612        293,146
Basic Subscribers.     87,660        92,140       176,131         179,932       184,938        186,699

               The service areas for these cable television networks enjoy favorable customer demographics. The New York and New Jersey systems primarily serve affluent bedroom communities in suburban New York City. The system in New York State serves ten municipalities in Duchess, Putnam and Westchester Counties, approximately 45 miles north of New York City. The New Jersey system serves 31 contiguous municipalities in Hunterdon, Mercer, Morris and Somerset Counties, approximately 50 miles west of Manhattan. The Pennsylvania system, which is the largest competitive cable television system in the United States, serves Pennsylvania's Lehigh Valley area including the cities of Allentown, Bethlehem and Easton, and virtually all of Lehigh and Northampton Counties, and is located less than 10 miles west of the Company's New Jersey system. Certain of the Company's Hybrid Fiber/Coaxial Cable systems are being upgraded to enable such networks to provide voice, video and data services, including local telephone service, through an RCN switch. When such conversion is completed, customers served by such networks will be included within the"on-net connections" category. In August 1997, RCN commenced offering resold local phone service, long distance and Internet access to customers in the area served by its Hybrid Fiber/Coaxial Cable System in the Lehigh Valley area. The Company expects that certain customers served by such system will be migrated to "on-net" connections over time.

Interconnection

               Because access to the public switched telephone network is an essential component of any regional or national telecommunications network, interconnection is critical to RCN's ability to provide voice and data services. Bell Atlantic and the other incumbent LECs and independent telephone companies are required to provide interconnection to CLECs such as RCN pursuant to the facilities-based interconnection requirements of Section 251 of the 1996 Act. Under the 1996 Act, the RBOC's ability to offer interLATA long distance service is contingent upon their ability to create an environment allowing economically-efficient competition in their local markets for both business and residential services.

               RCN has achieved interconnection through comprehensive telephone service co-carrier interconnection agreements with Bell Atlantic and Sprint-New Jersey covering their service areas in ten states and the District of Columbia in the Northeast and New England-Middle Atlantic corridor areas. These agreements will remain in effect regardless of the outcome of the proceedings regarding the FCC's Section 251 regulations. RCN's interconnection agreements with Bell Atlantic cover its service areas in the states of Massachusetts, New York, Vermont, New Hampshire, Maine, Rhode Island, Delaware, Maryland, New Jersey, Pennsylvania and Virginia and the District of Columbia. The agreement with Sprint-New Jersey covers its service area in the State of New Jersey. All of these agreements have been approved by the state regulatory commissions pursuant to Section 252 of the Communications Act of 1934, as amended by the 1996 Act (the "Communications Act"). RCN believes it has more interconnection agreements with incumbent LECs than any other company focused primarily on the residential telecommunications market.

               The terms of RCN's interconnection agreements with the incumbent LECs include the following provisions: (i) interconnection at any technically feasible point within their networks, equal in quality to what the incumbent LEC provides to itself or to affiliates, (ii) exchange of all local traffic at a fully reciprocal and identical rate; (iii) receipt by RCN of access charges for long distance calls made to and from its customers, including full "pass through" to RCN of such compensation on number portability; (iv) interim number portability arrangements to allow customers to keep their telephone numbers when they switch carriers; (v) unbundled network elements, including local loop transmission from the incumbent LEC's central offices to the customer's premises distinct from local switching or other services; (vi) nondiscriminatory access to 911 and emergency 911 services; directory assistance services to allow RCN's customers to obtain telephone numbers; operator call completion services and white pages directory listings for RCN's customers; and (vii) access to the poles, ducts, conduits and rights-of-way owned or controlled by the incumbent LEC at nondiscriminatory rates. The interconnection agreements generally have an initial term of three years and are cancellable thereafter at 90 days' notice.

Resale Arrangements

               Resale of Bell Atlantic Local Telephone Services

               RCN provides local telephone service on a resale basis to customers not connected to the advanced fiber optic facilities. As of March 31, 1998, RCN had 40,447 customers for local telephone services provided through agreements to act as a reseller of Bell Atlantic local telephone services. RCN offers its resale customers competitive telephone rates and RCN's superior customer service. Resale customers are billed by RCN and RCN personnel provision customer service requests by coordinating with the incumbent LECs on the customers' behalf.

               RCN has entered into agreements to act as a reseller of Bell Atlantic local telephone services, which enable RCN to grow its subscriber base by offering telephone services in advance of connecting the customers to an advanced fiber optic network. RCN's agreements with Bell Atlantic allow RCN to purchase at a "wholesale" discount (the amount of which is determined by regulatory commissions in each state) any telephone services that those companies offer to their end users, such as local exchange services, vertical features including Caller ID, Call Waiting, etc., and regional toll calls. The agreements provide that RCN will be entitled to the most favorable terms and conditions, including wholesale discounts, available to any telecommunications carrier reselling similar services.

               Long Distance Resale

               RCN Long Distance Company provides long distance telephone services, including private line, operator and calling card services, to residential and business customers throughout the United States. Such services are provided through an owned and leased switching network utilizing leased interconnection facilities and long distance resale. RCN provides on network origination and termination of long distance telephone services throughout the Mid-Atlantic and New England states. For call origination and completion throughout the rest of the country, RCN has various resale agreements. Specifically, RCN has contracted with Level 3 for 800/888 origination, Frontier for off network origination of outbound calling and various carriers for terminating calls.

               DirecTV

               In October 1996, RCN signed an agreement with DirecTV to deliver DirecTV's high-power direct broadcast satellite service to MDUs in New York City. DirecTV allows RCN to offer an additional 175 channels of programming including exclusive sports programming.

Customer Service and Billing

               RCN has implemented a flexible, customer-service oriented approach which RCN believes differentiates it from the mass-market strategy of the incumbent providers. RCN provides customer service 24 hours a day, seven days a week from established central call centers. The facilities utilize state of the art technology which allows communication with subscribers, field technicians and the Company's field offices. The largest of these facilities is located in Dallas, Pennsylvania and handles the majority of the customer service calls.

               RCN's advanced fiber optic network is continuously monitored for quality control and capacity issues, pursuant to a control system featuring 16 alarm monitor points per hub site and automated housekeeping alarms.

               Billing services for video are provided by CableData while RCN telephony billing services are provided by Consolidated Communications Systems and Services. At the present time, RCN customers receive separate billing statements for video and telephone service although RCN intends to offer a single billing option in the future.

               Account piracy is monitored by ongoing field audits and, in RCN's advanced fiber optic networks, through use of state of the art scrambling systems. Potential new customers are generally screened for credit history before being authorized for service. RCN employs a full-time credit and collection staff as well as a group that seeks to minimize toll fraud by detecting and monitoring suspicious calling patterns.

Programming and Suppliers

               RCN has secured license arrangements with all of its desired programming suppliers, some of which provide volume discount pricing structures and/or offer marketing support to the Company. Many of these arrangements are extensions of long-standing agreements entered into by or on behalf of the Company's hybrid fiber/coaxial cable systems, and some are newly negotiated based upon RCN's OVS certifications. RCN has generally obtained these license arrangements on terms and conditions that it considers favorable.

               RCN's programming arrangements include arrangements for basic video channels, premium channels including multi-plexing, pay-per-view movies and events, adult entertainment, electronic program guide services and digital music services, as well as retransmission arrangements for relevant network broadcasters.

               The Company generally pays a monthly fee per subscriber per channel for programming purchased from its suppliers. Programming costs increase in the ordinary course of the Company's business as a result of increases in the number of subscribers, expansion of the number of channels provided to customers and contractual rate increases from programming suppliers. The Company anticipates that future contract renewals for video providers such as the Company will result in programming costs exceeding current levels, particularly for sports programming.

               A wide range of national manufacturers are the primary sources of supplies, equipment and materials utilized in the development and enhancement of the Company's networks. RCN has entered into Master Purchase Agreements with certain equipment suppliers which enable it to purchase video and switching equipment on terms which it considers favorable. The Company anticipates that the costs for these supplies, equipment and materials will be significant in future periods. The amount of such costs will depend on numerous factors, many of which are beyond the Company's control.

RCN Long Distance Company

               RCN Long Distance Company, a wholly owned subsidiary of RCN, provides switched-based resale long distance services to customers on the advanced fiber optic network as well as other customers. RCN Long Distance Company operates the long distance business formerly operated by C-TEC, except within the territory serviced by Commonwealth Telephone. During 1996, RCN obtained certification in forty-seven states. RCN Long Distance Company also provides local telephone service to commercial customers. As of March 31, 1998, RCN Long Distance Company had approximately 13,100 long distance customers.

International

               The Company owns a 40% interest in Megacable, the second largest cable television provider in Mexico. Megacable owns 22 wireline cable systems, and one multi-channel multipoint distribution service ("MMDS") cable system, in Mexico, principally on the Pacific and Gulf coasts and including Guadalajara, the second largest city in Mexico, Hermosillo, the largest city in the state of Sonora and Veracruz, the largest city in the state of Veracruz. At March 31, 1998 their wireline systems passed approximately 64,000 homes and served approximately 202,400 subscribers. Megacable had revenues of $30.4 million and $23.2 million for the years ended December 31, 1997 and 1996, respectively and $9.2 million for the three months ended March 31, 1998.

               Additionally, Megacable presently holds a 99% interest in Megacable Comunicaciones de Mexico S.A. ("MCM"). MCM has received a license from the Mexican government to allow it to build a fiber optic network in Mexico City, Monterrey and Guadalajara. MCM intends to use this network to provide local voice and high-speed data service in these cities, principally to commercial customers in Mexico City.

Relationship Among Commonwealth Telephone, RCN and Cable Michigan

               The Distribution Agreement defines certain aspects of the relationship among Commonwealth Telephone, RCN and Cable Michigan and provides for the allocation of certain assets and liabilities among Commonwealth Telephone, RCN and Cable Michigan. Commonwealth Telephone, RCN and Cable Michigan have also entered into a Tax Sharing Agreement dated as of September 5, 1997 (the "Tax Sharing Agreement" and together with the Distribution Agreement, the "Distribution Documents") to define certain aspects of their relationship with respect to taxes and to provide for the allocation of tax assets and liabilities.

               Indemnification

               Commonwealth Telephone, RCN and Cable Michigan have agreed to indemnify one another against certain liabilities. RCN has agreed to indemnify Commonwealth Telephone and its subsidiaries at the time of the Distribution (collectively, the "Commonwealth Telephone Group") and the respective directors, officers, employees and affiliates of each person in the Commonwealth Telephone Group (collectively, the "Commonwealth Telephone Indemnitees") and Cable Michigan and its subsidiaries at the time of the Distribution (collectively, the "Cable Michigan Group") and the respective directors, officers, employees and affiliates of each person in the Cable Michigan Group (collectively, the "Cable Michigan Indemnitees") from and against any and all damage, loss, liability and expense ("Losses") incurred or suffered by any of the Commonwealth Telephone Indemnitees or the Cable Michigan Indemnitees, respectively, (i) arising out of, or due to the failure of RCN or any of its subsidiaries at the time of the Distribution (collectively, the "RCN Group") to pay, perform or otherwise discharge any of the RCN Liabilities (as defined below), (ii) arising out of the breach by any member of the RCN Group of any obligation under the Distribution Agreement or any of the other Distribution Documents and (iii) in the case of the Commonwealth Telephone Indemnitees, arising out of the provision by the Commonwealth Telephone Group of the services described below to the RCN Group except to the extent that such Losses result from the gross negligence or willful misconduct of a Commonwealth Telephone Indemnitee. "RCN Liabilities" refers to (i) all liabilities of the RCN Group under the Distribution Agreement or any of the other distribution documents, (ii) all other liabilities of Commonwealth Telephone, RCN or Cable Michigan (or their respective subsidiaries), except as specifically provided in the Distribution Agreement or any of the other Distribution Documents and whether arising before, on or after the Distribution Date, to the extent such liabilities arise primarily from or relate primarily to the management or conduct of the RCN Businesses prior to the effective time of the Distribution (the liabilities in clauses (i) and (ii) collectively, the "True RCN Liabilities") and (iii) 30% of the Shared Liabilities (as defined below).

               Cable Michigan has agreed to indemnify the RCN Group and the respective directors, officers, employees and affiliates of each person in the RCN Group (collectively, the "RCN Indemnitees") and the Commonwealth Telephone Indemnitees from and against any and all Losses incurred or suffered by any of the RCN Indemnitees or the Commonwealth Telephone Indemnitees, respectively,
(i) arising out of, or due to the failure of any person in the Cable Michigan Group to pay, perform or otherwise discharge any of the Cable Michigan Liabilities (as defined below), (ii) arising out of the breach by any member of the Cable Michigan Group of any obligation under the Distribution Agreement or any of the other distribution documents, (iii) in the case of the Commonwealth Telephone Indemnitees, arising out of the provision by the Commonwealth Telephone Group of services to the Cable Michigan Group except to the extent that such Losses result from the gross negligence or willful misconduct of a Commonwealth Telephone Indemnitee and (iv) in the case of the RCN Indemnitees, arising out of the provision by RCN of the services described below to the Cable Michigan Group except to the extent that such Losses result from the gross negligence or willful misconduct of an RCN Indemnitee. "Cable Michigan Liabilities" refers to (i) all liabilities of the Cable Michigan Group under the Distribution Agreement or any of the other distribution documents, (ii) all other liabilities of the Cable Michigan, RCN or Commonwealth Telephone (or their respective subsidiaries), except as specifically provided in the Distribution Agreement or any of the other Distribution Documents and whether arising before, on or after the Distribution Date, to the extent such liabilities arise primarily from or relate primarily to the management or conduct of the business of the Cable Michigan Group prior to the effective time of the Distribution (the liabilities in clauses (i) and (ii) collectively, the "True Cable Michigan Liabilities") and (iii) 20% of the Shared Liabilities (as defined below).

               Commonwealth Telephone has agreed to indemnify the Cable Michigan Indemnitees and the RCN Indemnitees from and against any and all Losses incurred or suffered by any of the Cable Michigan Indemnitees or the RCN Indemnitees, respectively, (i) arising out of, or due to the failure of any person in the Commonwealth Telephone Group to pay, perform or otherwise discharge any of the Commonwealth Telephone Liabilities (as defined below),
(ii) arising out of the breach by any member of the Commonwealth Telephone Group of any obligation under the Distribution Agreement or any of the other Distribution Documents and (iii) in the case of the RCN Indemnitees, arising out of the provision by RCN of the services described below to the Commonwealth Telephone Group except to the extent that such Losses result from the gross negligence or willful misconduct of an RCN Indemnitee.
"Commonwealth Telephone Liabilities" refers to (i) all liabilities of the Commonwealth Telephone Group under the Distribution Agreement or any of the other distribution documents, (ii) all other liabilities of Cable Michigan, RCN or Commonwealth Telephone (or their respective subsidiaries), except as specifically provided in the Distribution Agreement or any of the other Distribution Documents and whether arising before, on or after the Distribution Date, to the extent such liabilities arise primarily from or relate primarily to the management or conduct of the business of the Commonwealth Telephone Group prior to the effective time of the Distribution (the liabilities in clauses (i) and (ii) collectively, the "True Commonwealth Telephone Liabilities") and (iii) 50% of the Shared Liabilities (as defined below).

               "Shared Liability" means any liability (whether arising before, on or after the Distribution Date) of Commonwealth Telephone, RCN or Cable Michigan or their respective subsidiaries which (i)(a) arises from the conduct of the corporate overhead function with respect to Commonwealth Telephone and its subsidiaries prior to the effective time of the Distribution with certain exceptions or (b) is one of certain fees and expenses incurred in connection with the Restructuring and (ii) is not a True Commonwealth Telephone Liability, a True RCN Liability or a True Cable Michigan Liability.

               RCN, Cable Michigan and Commonwealth Telephone have also generally agreed to indemnify each other and each other's affiliates and controlling persons from certain liabilities under the securities laws in connection with certain information provided to shareholders in connection with the Distribution.

               The Distribution Agreement also includes procedures for notice and payment of indemnification claims and provides that the indemnifying party may assume the defense of claims or suits brought by third parties for non-Shared Liabilities and may participate in the defense of claims or suits brought by third parties for Shared Liabilities. RCN is entitled to assume the defense of claims or suits brought by third parties for Shared Liabilities. Any indemnification paid under the foregoing indemnities is to be paid net of the amount of any insurance or other amounts that would be payable by any third party to the indemnified party in the absence of such indemnity.

               The Company does not believe that any of the foregoing indemnities will have a material adverse effect on the business, financial condition or results of operations of the Company.

               Employee Matters

               Under the Distribution Agreement, RCN, Cable Michigan and Commonwealth Telephone agreed generally to assume employee benefits-related liabilities with respect to its current and, in some cases, former employees. Each of RCN, Cable Michigan and Commonwealth Telephone also agreed to an allocation of employee-related liabilities arising out of certain shared operations prior to the Distribution on the same basis as Shared Liabilities are allocated.

               Services and Other Arrangements

               RCN has agreed to provide or cause to be provided to the Commonwealth Telephone Group the following services: (i) accounting, (ii) payroll, (iii) management supervision, (iv) cash management, (v) human resources and benefit plan administration, (vi) insurance administration,
(vii) legal, (viii) tax, (ix) internal audit, (x) investor and public relations and (xi) other miscellaneous administrative services. The fee per year for these services will be 3.5% of the first $175 million of revenue of the Commonwealth Telephone Group and 1.75% of any additional revenue. The fee for 1997 was $8,332,000.

               RCN has also agreed to provide or cause to be provided to the Cable Michigan Group certain specified services for a transitional period after the Distribution. The transitional services to be provided are the following: (i) customer service, (ii) marketing, (iii) accounting, (iv) payroll, (v) management supervision, (vi) cash management, (vii) human resources and benefit plan administration, (viii) insurance administration,
(ix) legal, (x) tax, (xi) internal audit, (xii) programming administration,
(xiii) billing, (xiv) monthly cable guides, (xv) investor and public relations, (xvi) provision of third party programming, and (xvii) other miscellaneous administrative services. Subject to certain limitations, the fee per year for services listed in items (ii)-(xiii), (xv) and (xvii) will be 4.0% of the revenues of the Cable Michigan Group plus a direct allocation of certain consolidated cable administration functions. The fee for customer service listed in item (i) along with the billing service listed in item
(xiii) will be a pro rata share (based on the relative number of subscribers) of the fees and expenses incurred by RCN to provide such customer billing services and fees to the RCN Group and the Cable Michigan Group. The total charge to Cable Michigan for such services rendered in 1997 was $6,740,000. The third party expense incurred by RCN to obtain third party programming and monthly cable guides for Cable Michigan referred to in items (xiv) and (xvi) above, are reimbursed to RCN by Cable Michigan and no additional fee is charged with respect thereto.

               Commonwealth Telephone has agreed to provide or cause to be provided to the RCN Group and the Cable Michigan Group financial data processing applications, lockbox services, storage facilities, LAN and WAN support services, building maintenance and other miscellaneous administrative services for a transitional period after the Distribution. The fees for such services and arrangements will be an allocated portion (based on relative usage) of the cost incurred by Commonwealth Telephone to provide such services and arrangements to all three groups.

               The services will terminate upon 60 days notice by either the service provider or the relevant service recipient, except that the billing, customer service, programming administration and provision of third party programming services provided by RCN to Cable Michigan may not be terminated by RCN on less than one year advance notice to Cable Michigan. A service recipient may also terminate individual services by giving 60 days notice to the applicable service provider.

               The aforementioned arrangements are not the result of arm's length negotiation between unrelated parties as Cable Michigan, Commonwealth Telephone and RCN have certain common officers and directors. Although the transitional service arrangements in such agreements are designed to reflect arrangements that would have been agreed upon by parties negotiating at arm's length, there can be no assurance that Cable Michigan would not be able to obtain similar services at a lower cost from unrelated third parties. Additional or modified agreements, arrangements and transactions may be entered into between the Cable Michigan and either or both of Commonwealth Telephone and RCN after the Distribution, which will be negotiated at arm's length.

               Miscellaneous

               The Distribution Agreement also contains provisions concerning access to information and records and rights to technology, software, intellectual property, know-how or other proprietary rights owned, licensed or held for use by the respective Groups. The Distribution Agreement provides that any dispute arising out of or in connection with the Distribution Agreement will be submitted to arbitration in accordance with the procedures described in the Agreement.

               There exist relationships among Commonwealth Telephone, RCN and Cable Michigan that may lead to conflicts of interest. Each of Commonwealth Telephone, RCN and Cable Michigan is effectively controlled by Level 3 Telecom. In addition, the majority of the Company's named executive officers will also be acting as directors and/or executive officers of one or more group companies. See "Risk Factors -- Control by Level 3 Telecom Holding, Inc.; Conflicts of Interest." The success of the Company may be affected by the degree of involvement of its officers and directors in the Company's business and the abilities of the Company's officers, directors and employees in managing both the Company and the operations of other group companies. Potential conflicts of interest will be dealt with on a case-by-case basis taking into consideration relevant factors including the requirements of NASDAQ and prevailing corporate practices.

               Tax Sharing Agreement

               The Tax Sharing Agreement governs contingent tax liabilities and benefits, tax contests and other tax matters with respect to tax returns filed with respect to tax periods, in the case of Cable Michigan, ending or deemed to end on or before the Distribution Date. Under the Tax Sharing Agreement, Adjustments (as defined in the Tax Sharing Agreement) to taxes that are clearly attributable to the Cable Michigan Group, the RCN Group, or the Commonwealth Telephone Group will be allocated solely to such group. Adjustments to all other tax liabilities will generally be allocated 50% to Commonwealth Telephone, 20% to Cable Michigan and 30% to RCN.

Competition

               Overview

               RCN competes with a wide range of service providers for each of the services that it provides. Virtually all markets for voice and video services are extremely competitive, and RCN expects that competition will intensify in the future. In each of the markets in which it offers voice and video programming services, RCN faces significant competition often from larger, better-financed incumbent local telephone carriers and cable companies, and RCN often competes directly with incumbent providers which have historically dominated their respective local telephone and cable television markets. These incumbents presently have numerous advantages as a result of their historic monopoly control of their respective markets. However, RCN believes that most existing and potential competitors will, at least initially, provide narrower service offerings over limited delivery platforms as compared to the wide range of voice, video and data services that will be provided over RCN's fiber-based networks, thereby providing RCN with an opportunity to achieve important market penetration.

               With respect to local telephone services, RCN competes with the incumbent LECs, and alternative service providers including CLECs. Commercial mobile radio services providers, including cellular carriers (such as Bell Atlantic Mobile Services), personal communications services ("PCS") carriers (such as Sprint Spectrum), and enhanced specialized mobile radio services ("ESMRS") providers (such as NexTel), may also become a source of competitive local and long distance telephone service. However, RCN believes these operators may primarily use competitive access services to transport their calls among their radio transmitter/receiver sites through networks that avoid the incumbent LECs with whom they compete.

               With respect to long distance telephone services, RCN faces, and expects to continue to face, significant competition from the IXCs, including AT&T, Sprint and MCI, which account for the majority of all long distance revenue. The major long distance service providers benefit from established market share and from established trade names brought about by nationwide advertising. RCN, however, regards its long-distance service as a complementary service rather than a principal source of revenue. Certain IXCs, including AT&T, MCI and Sprint, have also announced their intention to offer local services in major U.S. markets using their existing infrastructure in combination with resale of incumbent LEC service, lease of unbundled local loops or other providers' services.

               All of the Company's video services face competition from alternative methods of receiving and distributing television signals and from other sources of news, information and entertainment such as off-air television broadcast programming, newspapers, movie theaters, live sporting events, interactive online computer services and home video products, including videotape cassette recorders. Among the alternative video distribution technologies are home satellite dish earth stations ("HSDs") which enable individual households to receive many of the satellite-delivered program services formerly available only to cable subscribers. Furthermore, the 1992 Act contains provisions, which the FCC has implemented with regulations, to enhance the ability of cable competitors to purchase and make available to HSD owners certain satellite-delivered cable programming at competitive costs. RCN faces additional competition from private satellite master antenna television ("SMATV") systems that serve condominiums, apartment and office complexes and private residential developments. The FCC and Congress have adopted policies providing a more favorable operating environment for new and existing technologies that provide, or have the potential to provide, substantial competition to the Company's various video distribution systems. These technologies include, among others, DBS service whereby signals are transmitted by satellite to receiving facilities located on customer premises. The Company expects that its video programming services will face growing competition from current and new DBS service providers. RCN also competes with wireless program distribution services such as MMDS which use low-power microwave frequencies to transmit video programming over-the-air to subscribers. The Company is unable to predict whether wireless video services will have a material impact on its operations.

               Other new technologies, including Internet-based services, may become competitive with services that RCN can offer. Advances in communications technology as well as changes in the marketplace and the regulatory and legislative environment are constantly occurring. Thus, it is not possible to predict the effect that ongoing or future developments might have on the voice, video and data industries or on the operations of the Company.

               RCN believes that among the existing competitors, the incumbent LECs, incumbent cable providers and the CLECs provide the most direct competition to RCN in the delivery of "last mile" connections for voice and video services.

               Incumbent LECs

               In each of its target markets for advanced fiber optic networks, RCN faces, and expects to continue to face, significant competition from the incumbent LECs (including Bell Atlantic in New York City and Boston), which currently dominate their local telephone markets. RCN competes with the incumbent LECs in its markets for local exchange services on the basis of product offerings (including the ability to offer bundled voice and video services), reliability, state-of-the-art technology and superior customer service, as well as price. RCN believes that its advanced fiber optic networks provide superior technology for delivering high-speed, high-capacity voice, video and data services as compared to the primarily copper wire based networks of the incumbent LECs. However, the incumbent LECs (which have long-standing relationships with their customers) have begun to expand the amount of fiber facilities in their networks and to prepare to re-enter the long distance telephone service market. The recently announced merger between SBC and Ameritech may also potentially increase the competitive environment in the Boston and Washington, D.C. corridor if SBC continues to pursue a nationwide strategy.

               In addition, under the 1996 Act, and ensuing federal and state regulatory initiatives, barriers to local exchange competition are being removed. The introduction of such competition, however, also establishes the predicate for the incumbent RBOCs, such as Bell Atlantic, to provide in-region interexchange long distance services. The incumbent RBOCs are currently allowed to offer "incidental" long distance service in-region and to offer out-of-region long distance service. Once the incumbent RBOCs are allowed to offer in-region long distance services, they will also be in a position to offer single source local and long distance service similar to that offered by RCN and proposed by the three largest IXCs (AT&T, MCI and Sprint). The Company expects that the increased competition made possible by regulatory reform will result in certain pricing and margin pressures in the telecommunications services business.

               RCN has sought, and will continue to seek, to provide a full range of local voice services in competition with incumbent LECs in its service areas. The Company expects that competition for local telephone services will be based primarily on quality, capacity and reliability of network facilities, customer service, response to customer needs, service features and price, and will not be based on any proprietary technology. As a result of the comparatively recent installation of RCN's advanced fiber optic networks, its dual path architecture and the state-of-the-art technology used in its networks, RCN may have capital cost and service quality advantages over some currently available local networks relied upon by the incumbent LECs, as well as the competitive advantage provided by the ability to deliver a bundled voice and video service.

               The 1996 Act permits the incumbent LECs and others to provide a wide variety of video services directly to subscribers in competition with RCN. Various LECs currently are providing video services within and outside their telephone service areas through a variety of distribution methods, including both the deployment of broadband wire facilities and the use of wireless transmission facilities. The Company cannot predict the likelihood of success of video service ventures by LECs or the impact on the Company of such competitive ventures.

               Incumbent Cable Television Service Providers

               Certain of RCN's video service businesses compete with incumbent wireline cable companies in their respective service areas. In particular, RCN's advanced fiber optic networks compete for cable subscribers with the major wireline cable operators in New York City and Boston, primarily Time-Warner Cable in New York City and Cablevision in Boston. RCN's wireless video service in New York City competes primarily with Time-Warner Cable. RCN believes that the expanded capacity and fiber-to-node architecture of its advanced fiber optic networks in New York City and Boston make it better equipped to provide high-capacity communications services than coaxial cable based networks utilizing "tree and branch" architecture. RCN's Pennsylvania hybrid fiber/coaxial cable television system competes with an alternate service provider, Service Electric, which also holds a franchise for the relevant service area.

               Since cable television systems generally operate pursuant to franchises granted on a non-exclusive basis, and the 1992 Act prohibits franchising authorities from unreasonably denying requests for additional franchises and permits franchising authorities to operate cable systems, well-financed businesses from outside the cable industry (such as the public utilities that own certain of the poles on which cable is attached) may become competitors for franchises or providers of competing services.

               CLECs and Other Competitors

               RCN also faces, and expects to continue to face, competition from other potential competitors in certain of the markets in which RCN offers its services. Other CLECs, such as Teleport Communications Group, compete for local telephone services, although they have to date focused primarily on the market for commercial customers rather than residential customers. In addition, potential competitors capable of offering private line and special access services also include other smaller long distance carriers, cable television companies, electric utilities, microwave carriers, wireless telephone system operators and private networks built by large end-users, including Winstar, Dualstar and New Vision. However, RCN believes that, at least initially, it is relatively unique in its markets in offering bundled voice, video and data services to customers in residential areas, and in striving to connect residential customers directly to its advanced fiber optic network.

               Internet Services

               The market for Internet access services is extremely competitive and highly fragmented. No significant barriers to entry exist, and accordingly competition in this market is expected to intensify. The Company competes (or in the future may compete) directly or indirectly with (i) national and regional ISPs; (ii) established online services; (iii) computer software and technology companies; (iv) national telecommunications companies;
(v) LECs; (vi) cable operators; and (vii) nonprofit or educational ISPs, and some of these present or potential future competitors have or can be expected to have substantially greater market presence and financial, technical, marketing and other resources than the Company. Certain of the Company's online competitors, including America Online, the Microsoft Network and Prodigy, have introduced unlimited access to the Internet and their proprietary content at flat rates, and certain of the LECs have also introduced competitive flat-rate pricing for unlimited access (without a set-up fee for at least some period of time). Bell Atlantic has recently filed with the FCC a petition for an exemption from a regulation prohibiting it from building a high-speed network. Bell Atlantic's petition requests that such network, which would serve as an Internet backbone, not be subject to pricing and other regulatory restriction. The network would span the states from Maine to Virginia. There can be no assurance that competition will not lead to pricing pressures in the Internet business. For additional information on the competitive environment in which the Company operates, see "Business--Competition."

               Other new technologies may become competitive with services that RCN can offer. Cellularvision, a provider of LMDS, recently began offering wireless Internet and video programming services in New York City and has announced plans to offer telephone service in the future. Advances in communications technology as well as changes in the marketplace and the regulatory and legislative environment are constantly occurring. In addition, a continuing trend toward business combinations and alliances in the telecommunications industry may also create significant new competitors to RCN. The Company cannot predict whether competition from such developing and future technologies or from such future competitors will have a material impact on its operations.

Regulation

               The telephone and video programming transmission services offered by the Company are subject to federal, state and local government regulation. The 1996 Act, which became effective in February 1996, introduced widespread changes in the regulation of the communications industry, including the local telephone, long distance telephone, data services, and television entertainment segments in which the Company operates. The 1996 Act was intended to promote competition and decrease regulation of these segments of the industry. The law delegates to both the FCC and the states broad regulatory and administrative authority to implement the 1996 Act.

               Telecommunications Act of 1996

               The 1996 Act eliminates many of the pre-existing legal barriers to competition in the telephone and video programming communications businesses, preempts many of the state barriers to local telephone service competition that previously existed in state and local laws and regulations, and sets basic standards for relationships between telecommunications providers.

               Among other things, the 1996 Act removes barriers to entry in the local exchange telephone market by preempting state and local laws that restrict competition and by requiring LECs to provide nondiscriminatory access and interconnection to potential competitors, such as cable operators, wireless telecommunications providers, and long distance companies. In addition, the 1996 Act provides relief from the earnings restrictions and price controls that have governed the local telephone business for many years. The 1996 Act will also, once certain thresholds are met, allow incumbent RBOCs to enter the long distance market within their own local service regions.

               Regulations promulgated by the FCC under the 1996 Act require LECs to open their telephone networks to competition by providing competitors interconnection, access to unbundled network elements and retail services at wholesale rates. As a result of these changes, companies such as RCN are now able to interconnect with the incumbent LECs in order to provide local exchange services. Numerous parties appealed certain aspects of these regulations, and the appeals were consolidated in the United States Court of Appeals for the Eighth Circuit. On July 18, 1997, the Eighth Circuit found constitutional challenges to certain practices implementing cost provisions of the Telecommunications Act that were ordered by certain state PUCs to be premature; vacated significant portions of the FCC's nationwide pricing rules; and confined the use of combined unbundled network elements to instances where the requesting carrier itself would do the combining. On October 14, 1997, the Eighth Circuit issued a decision vacating additional FCC rules that will likely have the effect of increasing the cost of obtaining the use of combinations of an incumbent LEC's unbundled network elements. On January 26, 1998, the Supreme Court granted a writ of certiorari under which it will review the July 18 Eighth Circuit decision; it is expected (but not yet certain) that the Court will hear arguments on this case in the fall of 1998. The Eighth Circuit decisions create uncertainty about the rules governing pricing and terms and conditions of interconnection agreements, and could make negotiating and enforcing such agreements more difficult and protracted and may require renegotiation of existing agreements. Prior to the Eighth Circuit decisions, the Company had entered into interconnection agreements with Bell Atlantic, covering all of its target market area, that are generally consistent with the FCC guidelines, and those agreements remain in effect notwithstanding the reversal of the FCC rules. There can be no assurance, however, that the Company will be able to obtain or enforce future interconnection agreements, or obtain renewal of existing agreements, on terms acceptable to the Company.

               Certain RBOCs have also raised constitutional challenges to restrictions in the 1996 Act preventing BOCs from entering the long distance market in their home region. On December 31, 1997, the U.S. District Court for the Northern District of Texas issued the SBC Decision finding that Sections 271 to 275 of the 1996 Act are unconstitutional. These sections of the Act impose restrictions on the lines of business in which the RBOCs may engage, including establishing the conditions they must satisfy before they may provide in-region interLATA telecommunications services. The District Court has stayed the SBC Decision pending appeal. If the stay is lifted, the RBOCs (including Bell Atlantic, which was permitted to intervene in the case) would be able to provide interLATA services immediately without satisfying the statutory conditions. Although the Company believes the factual assumptions and legal reasoning in the SBC Decision are erroneous and therefore the decision will likely be reversed on appeal, there can be no assurance of this outcome. If the SBC Decision were upheld on appeal it may have an unfavorable effect on the Company's business for at least two reasons. First, RBOCs currently have an incentive to foster competition within their service areas so that they can qualify to offer interLATA services. The SBC Decision removes this incentive by allowing RBOCs to offer interLATA service without regard to their progress in opening their local markets to competition. However, the SBC Decision would not affect other provisions of the Act which create legal obligations for all incumbent LECs to offer interconnection and network access, and therefore will not impair the Company's ability to compete in local exchange markets. Second, the Company is legally able to offer its customers both long distance and local exchange services, which the RBOCs currently may not do. This ability to offer "one-stop shopping" gives the Company a marketing advantage that it would no longer enjoy if the SBC Decision were upheld on appeal. The Company cannot predict either the outcome of these or future challenges to the 1996 Act, any related appeal of regulation or court decision, or the eventual effect on its business or the industry in general.

               The 1996 Act also makes far-reaching changes in the regulation of the video programming transmission services offered by RCN, including changes to the regulations applicable to video operators, the elimination of restrictions on telephone company entry into the video business, and the establishment of a new OVS regulatory structure for telephone companies and others to offer such services. Under the 1996 Act, local telephone companies, including both incumbent LECs such as Bell Atlantic, and CLECs such as RCN, may provide service as traditional cable television operators subject to municipal cable television franchises, or they may opt to provide their programming over non-franchised open video systems subject to certain conditions, including, but not limited to, making available a portion of their channel capacity for use by unaffiliated program distributors and satisfying certain other requirements, including providing capacity for public, educational and government channels, and payment of a gross receipts fee equivalent to the franchise fee paid by the incumbent cable television operator. RCN is one of the first CLECs to provide television programming over an advanced fiber optic network pursuant to the OVS regulations implemented by the FCC under the 1996 Act. As discussed below, RCN is currently providing OVS service in the City of Boston, in the City of New York and in a number of communities surrounding Boston. Starpower is negotiating similar agreements in Washington and surrounding communities.

               Regulation of Voice Services

               RCN's voice business is subject to regulation by the FCC at the federal level with respect to interstate telephone services (i.e., those that originate in one state and terminate in a different state). State regulatory commissions have jurisdiction over intrastate communications (i.e., those that originate and terminate in the same state).

               State Regulation of Intrastate Local and Long Distance
Telephone Services.   RCN's intrastate telephone services are regulated by the
public service commissions or comparable agencies of the various states in which these services are offered. RCN subsidiaries have received either permanent or interim authority to offer intrastate telephone services, including local exchange service, in Massachusetts, New York, Pennsylvania, Maryland, the District of Columbia, and Virginia (as well as in some neighboring jurisdictions where the Company does not currently operate but may expand in the future) and RCN has applied for authority to offer such services in New Hampshire. Starpower has separately obtained similar authority in Maryland, Virginia and the District of Columbia. RCN's resale agreements with Bell Atlantic have been approved, pursuant to Section 252 of the Communications Act, by state regulatory commissions in Delaware, the District of Columbia, Maine, Maryland, Massachusetts, New York, New Jersey, New Hampshire, Pennsylvania, Rhode Island, Vermont, and Virginia.

               RCN Long Distance Company is authorized to offer intrastate long distance services in Pennsylvania, New York, Massachusetts and 45 other states nationwide. Pursuant to such authorizations, RCN Long Distance Company is permitted to resell intrastate long distance services both to other carriers, including RCN's local operating subsidiaries and Starpower for resale to their end user subscribers, and to its own end user customers.

               FCC Regulation of Interstate and International Telephone
Services.   RCN, through several of its subsidiaries, including RCN Long
Distance Company, may also provide domestic interstate telephone services nationwide pursuant to tariffs on file at the FCC, and has been authorized by the FCC under Section 214 of the 1996 Act to offer worldwide international services as well.

               Local Regulation of Telephone Services.   Municipalities also
regulate limited aspects of RCN's voice business by, for example, imposing various zoning requirements and, in some instances, requiring telecommunications licenses, franchise agreements and/or installation permits for access to local streets and rights-of-way. In New York City, for example, RCN will be required to obtain a telephone franchise in order to provide voice services using its advanced fiber optic network facilities located in the streets of New York City (although services may be provided over certain leased or resold facilities pending receipt of a franchise).

               Regulation of Video Services

               Open Video Systems. In February 1997, RCN subsidiaries were certified to operate OVS networks in the five boroughs of New York City and, as part of the BECO joint venture, in Boston and 47 surrounding communities. Initiation of OVS services is subject to completion of an open enrollment period for non-affiliated video programmers to seek capacity on the systems and upon negotiation of certain agreements with local governments. The initial open enrollment period for both the New York City and Boston area systems has expired. RCN executed an agreement with the City of Boston on June 2, 1997, and initiated OVS service in the City on that day. Pursuant to its agreement with the City of Boston, RCN will be required to pay a fee to the City equal to 5% of video revenues. RCN has entered into similar OVS agreements or is in the process of negotiating agreements with certain other Boston-area municipalities, either to offer OVS services or franchised cable television services. RCN executed an agreement with the City of New York on December 29, 1997 and has initiated OVS service in the Borough of Manhattan pursuant to that agreement.

               In areas where it offers video programming services as an OVS operator, RCN is required to hold a 90-day open enrollment period every three years, during which times RCN will be required to offer capacity on its network to other VPPs. Under the OVS regulations, RCN must offer at least two-thirds of its capacity to unaffiliated parties, if demand for such capacity exists during the open enrollment period. In certain areas, RCN is in discussions with local municipal authorities to explore the feasibility of obtaining a cable franchise in lieu of an OVS agreement, and will consider providing RCN video service pursuant to franchise agreements rather than OVS certification, if franchise agreements can be obtained on terms and conditions acceptable to RCN. The Company will consider the relative benefits of OVS certification versus local franchise agreements, including the possible imposition of universal service requirements, before making any such decisions. In addition, the current FCC rules concerning OVS are subject to appeal in the United States Court of Appeals for the Fifth Circuit; if certain aspects of the FCC's rules are overturned on appeal, the determination of whether to operate as an OVS provider versus as a franchised cable television operator may be affected. Moreover, the incumbent cable television provider in Boston, Cablevision Systems, has requested that the FCC permit it to obtain capacity on and information about RCN's Boston area OVS network, and Time Warner, the incumbent cable television provider in certain communities in the Boston area, has made a similar filing at the FCC with respect to its request for capacity on and information about the Boston OVS network. In a Memorandum Opinion Order released on April 28, 1998, the FCC's Cable Services Bureau granted in part and denied in part Time Warner's petition. RCN has notified the FCC that it will seek review of certain aspects of this order. RCN will continue to oppose these requests, but to the extent that the FCC were to grant any such request(s), such a result would likely affect the Company's determination as to whether to operate as an OVS provider versus as a franchised cable television operator.

               Prior to its certification as an OVS provider, RCN offered limited video programming services using the VDT services offered by MFS/WorldCom in Manhattan and the City of Boston. In February 1997, the FCC held that MFS/WorldCom's facilities did not qualify as video dialtone facilities entitled to an extension of time to comply with the newly adopted OVS rules; nonetheless, the FCC did not direct MFS/WorldCom and RCN to cease video programming distribution operations over the MFS/WorldCom platform. One of the incumbent cable television companies in New York City has filed a complaint with the New York Public Service Commission challenging the former (pre-OVS) operations of RCN and WorldCom under the VDT framework, which remains pending before that commission.

               Wireless Video Services. RCN's 18 GHz wireless video services in New York City are distributed using microwave facilities provided by Bartholdi Cable pursuant to temporary authorizations issued to Bartholdi Cable by the FCC. Bartholdi Cable has agreed to provide transmission services to RCN until RCN has either converted the wireless video subscribers to its advanced fiber optic network facilities or has obtained FCC authority to provide such services pursuant to its own wireless radio licenses. In addition, Bartholdi Cable has agreed to transfer to RCN the transmission equipment on demand. Bartholdi Cable's obligation to provide transmission services is subject to Bartholdi Cable having licenses from the FCC to provide such services. The qualifications of Bartholdi Cable to hold certain of the licenses needed to provide transmission services to RCN are at issue in an FCC proceeding in which an Initial Decision was released on March 6, 1998. In the Initial Decision, the Administrative Law Judge found Bartholdi Cable unqualified with respect to 15 such licenses. The Administrative Law Judge declared that the Initial Decision would become effective 50 days after its release unless Bartholdi Cable filed exceptions to the Initial Decision within 30 days of its release or the FCC elected to review the case on its own motion. Bartholdi Cable filed exceptions to the Initial Decision on April 7, 1998. Because of the uncertainty as to Bartholdi Cable's right in the future to offer transmission services to RCN, the Company filed its own license applications at the FCC for all of the microwave transmission paths which are currently being used by Bartholdi Cable to provide transmission services to RCN and, in light of the increased uncertainties resulting from the Initial Decision in the FCC proceeding involving certain of Bartholdi Cable's licenses, the Company expects now actively to pursue its license applications. While the Company expects to receive authorizations to transmit over these microwave paths, there can be no assurance that RCN will be able to offer wireless video services pursuant to its own FCC licenses or that the FCC's investigation will be resolved favorably. The failure to obtain such license or resolve such proceedings would materially adversely affect the Company's wireless video operations in New York City.

               There can be no assurance that RCN will be able to obtain or retain all necessary authorizations needed to construct advanced fiber optic network facilities, to convert its wireless video subscribers to an advanced fiber optic network or to offer wireless video services pursuant to its own FCC licenses.

               Hybrid Fiber/Coaxial Cable. RCN's hybrid fiber/coaxial cable systems are subject to regulation under the 1992 Act, which provides, among other things, for rate regulation for cable services in communities that are not subject to "effective competition," certain programming requirements, and broadcast signal carriage requirements that allow local commercial television broadcast stations to require a cable system to carry the station. Local commercial television broadcast stations may elect once every three years to require a cable system to carry the station ("must-carry"), subject to certain exceptions, or to withhold consent and negotiate the terms of carriage ("retransmission consent"). A cable system generally is required to devote up to one-third of its activated channel capacity for the carriage of local commercial television stations whether pursuant to the mandatory carriage or retransmission consent requirements of the 1992 Act. Local non-commercial television stations are also given mandatory carriage rights. The FCC recently issued rules establishing standards for digital television ("DTV"). Among other provisions, the FCC's rules require television stations to simulcast their NTSC and DTV signals for a period of years. During this simulcast period, it is unclear whether must-carry rules will apply to DTV signals. The Communications Act permits franchising authorities to require cable operators to set aside certain channels for public, educational and governmental access programming. Cable systems with 36 or more channels must designate a portion of their channel capacity for commercial leased access by third parties to provide programming that may compete with services offered by the cable operator.

               On September 8, 1997, the Company was notified by the FCC that it has ruled that certain of the Company's upper levels of service for its New Jersey systems are regulated levels of service and that the Company's rates for such levels of service have exceeded the allowable rates under the FCC rate regulation rules which have been effective since September 1993. The Company had treated these levels of service as unregulated. The Company intends to contest this decision. The Company does not believe that the ultimate resolution of this matter will have a material impact on its results of operations or financial condition.

               Because a cable communications system uses local streets and rights-of-way, such cable systems are generally subject to state and local regulation, typically imposed through the franchising process. The terms and conditions of state or local government franchises vary materially from jurisdiction to jurisdiction and generally contain provisions governing cable service rates, franchise fees, franchise term, system construction and maintenance obligations, customer service standards, franchise renewal, sale or transfer of the franchise, territory of the franchisee and use and occupancy of public streets and types of cable services provided. Local franchising authorities (state or local, depending on the practice in individual states) may award one or more franchises within their jurisdictions and prohibit non-grandfathered cable systems from operating without a franchise in such jurisdictions. The Communications Act also provides that in granting or renewing franchises, local authorities may establish requirements for cable-related facilities and equipment, but not for video programming or information services other than in broad categories. The Communications Act limits the payment of franchise fees to 5% of revenues derived from cable operations and permits the cable operator to obtain modification of franchise requirements by the franchise authority or judicial action if warranted by changed circumstances.

               RCN's ability to provide franchised cable television services is dependent to a large extent on its ability to obtain and renew its franchise agreements from local government authorities on generally acceptable terms. RCN currently has 91 franchise agreements relating to the hybrid fiber/coaxial cable systems in New York (outside New York City), New Jersey and Pennsylvania. These franchises typically contain many conditions, such as time limitations on commencement and completion of construction, conditions of service, including the number of channels, the provision of free service to schools and certain other public institutions, and the maintenance of insurance and indemnity bonds. These franchises provide for the payment of fees to the issuing authorities and generally range from 3% to 5% of revenues. The duration of these outstanding franchises presently varies up to the year 2011. To date, all of RCN's cable franchises have been renewed or extended, generally at or prior to their stated expirations and on acceptable terms. Approximately 39 of RCN's hybrid fiber/coaxial cable systems' franchises are due for renewal within the next three years. No assurance can be given that RCN will be able to renew its franchises on acceptable terms. No one franchise accounts for more than 7% of RCN's total revenue. RCN's five largest franchises account for approximately 27% of RCN's total revenue.

               The hybrid fiber/coaxial cable systems are also subject to certain service quality standards and other obligations imposed by the FCC and, where effective competition has not been demonstrated to exist, to rate regulation by the FCC as well. RCN's cable television system in Pennsylvania has been operating in a competitive cable environment for almost 30 years, with approximately 80% of the homes passed having access to an alternate cable operator, Service Electric Cable TV. As a result, the Company's Pennsylvania cable system is exempt from many FCC cable television regulations, including rate regulation. Its other cable television systems in New York State and New Jersey currently remain subject to FCC rate regulation. With the passage of the 1996 Act, however, all cable systems rates will be deregulated as effective competition is shown to exist in the franchise area, or by March 31, 1999, whichever date is sooner. RCN anticipates that the remaining provisions of the 1992 Act that do not relate to rate regulation, such as the provisions relating to retransmission consent and customer service standards, will remain in place and may serve to reduce the future operating margins of RCN's hybrid fiber/coaxial cable television businesses as video programming competition develops in its cable television service markets.

               The Communications Act requires the FCC to regulate the rates, terms and conditions imposed by public utilities for cable systems' use of utility pole and conduit space unless state authorities can demonstrate that they adequately regulate pole attachment rates. In the absence of state regulation, the FCC administers pole attachment rates on a formula basis. In some cases, utility companies have increased pole attachment fees for cable systems that have installed fiber optic cables and that are using such cables for the distribution of non-video services. The FCC concluded that, in the absence of state regulation, it has jurisdiction to determine whether utility companies have justified their demand for additional rental fees and that the Communications Act does not permit disparate rates based on the type of service provided over the equipment attached to the utility's pole. The 1996 Act and the FCC's implementing regulations modify the current pole attachment provisions of the Communications Act by immediately permitting certain providers of telecommunications services to rely upon the protections of the current law and by requiring that utilities provide cable systems and telecommunications carriers with nondiscriminatory access to any pole, conduit or right-of-way controlled by the utility. The FCC has recently adopted new regulations to govern the charges for pole attachments used by companies provided telecommunications services, including cable operators. These new pole attachment rate regulations will become effective five years after enactment of the 1996 Act, and any increase in attachment rates resulting from the FCC's new regulations will be phased in equal annual increments over a period of five years beginning on the effective date of the new FCC regulations. The ultimate outcome of these rulemakings and the ultimate impact of any revised FCC rate formula or of any new pole attachment rate regulations on the Company or its businesses cannot be determined at this time.

               The 1992 Act, the 1996 Act and FCC regulations preclude any satellite video programmer affiliated with a cable company, or with a common carrier providing video programming directly to its subscribers, from favoring an affiliated company over competitors and require such programmers to sell their programming to other multichannel video distributors. These provisions limit the ability of program suppliers affiliated with cable companies or with common carriers providing satellite delivered video programming directly to their subscribers to offer exclusive programming arrangements to their affiliates. The Communications Act also includes provisions, among others, concerning horizontal and vertical ownership of cable systems, customer service, subscriber privacy, marketing practices, equal employment opportunity, obscene or indecent programming, regulation of technical standards and equipment compatibility.

               In addition to the FCC regulations noted above, there are other FCC regulations covering such areas as equal employment opportunity, syndicated program exclusivity, network program non-duplication, registration of cable systems, maintenance of various records and public inspection files, microwave frequency usage, lockbox availability, sponsorship identification, antenna structure notification, tower marking and lighting, carriage of local sports broadcast programming, application of rules governing political broadcasts, limitations on advertising contained in non-broadcast children's programming, consumer protection and customer service, ownership of home wiring, indecent programming, programmer access to cable systems, programming agreements, technical standards, consumer electronics equipment compatibility and closed captioning. The FCC has the authority to enforce its regulations through the imposition of substantial fines, the issuance of cease and desist orders and/or the imposition of other administrative sanctions, such as the revocation of FCC licenses needed to operate certain transmission facilities often used in connection with cable operations.

               Other bills and administrative proposals pertaining to cable television have previously been introduced in Congress or considered by other governmental bodies over the past several years. It is probable that there will be legislative proposals in the future by Congress and other governmental bodies relating to the regulation of communications services.

               Cable television systems are subject to federal compulsory copyright licensing covering the retransmission of television and radio broadcast signals. In exchange for filing certain reports and contributing a percentage of their basic revenues to a federal copyright royalty pool, cable operators can obtain blanket licenses to retransmit the copyrighted material on broadcast signals.

               The data services business, including Internet access, is largely unregulated at this time (apart from Federal, state, and local laws and regulations applicable to businesses in general). However, there can be no assurance that this business will not become subject to regulatory restraints. Some jurisdictions have sought to impose taxes and other burdens on providers of data services, and to regulate content provided via the Internet and other information services. RCN expects that proposals of this nature will continue to be debated in Congress and state legislatures in the future. In addition, although the FCC has on several occasions rejected proposals to impose additional costs on providers of Internet access service and other data services to the extent they use local exchange telephone network facilities for access to their customers, similar proposals may well be considered by the FCC or Congress in the future.

               The foregoing does not purport to describe all present and proposed federal, state, and local regulations and legislation affecting the telephone and video programming industries. Other existing federal regulations, copyright licensing, and, in many jurisdictions, state and local franchise requirements, are currently the subject of judicial proceedings, legislative hearings and administrative proposals which could change, in varying degrees, the manner in which communications companies operate. The ultimate outcome of these proceedings, and the ultimate impact of the 1996 Act or any final regulations adopted pursuant to the new law on RCN or its businesses cannot be determined at this time.

Employees

               As of March 31, 1998, the Company had 1,606 full-time employees including general office and administrative personnel. The Company considers relations with its employees to be good.

Properties

               Overview of Advanced Fiber Optic Networks

               RCN's advanced fiber optic networks in Boston and New York City are, and RCN expects that its future networks will be, designed to support voice, video and data services via a switched, fiber-rich network architecture. The Company's full service advanced fiber optic networks in Boston and New York City consist of owned or leased fiber optic cables, local and long distance digital switches, video headends, video and voice transmission and distribution equipment and associated wiring and network termination equipment. The Company's local telephone switching network (consisting of Lucent 5ESS-2000 switches) is installed and fully operational in Boston and in New York City. The networks' leased fiber optic cables make up the fiber backbone, which acts as the common signal transport medium for both digital signals (voice and data) and analog signals (video). In both New York City and Boston, the digital backbone transmission network utilizes synchronous optical network ("SONET") self-healing rings that provide high speed, redundant connections for the delivery of RCN's voice and data services. Facility connections from the backbone network to individual buildings or service areas are provided by either leased facilities provided by MFS/WorldCom, BECO or the incumbent LEC, or through RCN-owned fiber. This fiber backbone includes over 5,267 fiber miles in New York City and over 9,347 fiber miles in Boston. RCN owns two switches (one in Boston and one in New York
City) and two General Instrument video headends that are installed and in service in both Boston and New York City. As of December 31, 1997, RCN had connected 493 buildings (424 in NYC and 69 in Boston) to its facilities.

               Fiber optic systems are suitable for transmission of digitized voice, data, video or a combination of these types of information. The main benefits of deploying fiber in place of traditional coaxial cable or copper wire result from its greater capacity, increased functionality, smaller size and decreased requirements for periodic amplification of the signal. These factors contribute to lower installation and maintenance costs and increase the variety and quality of the service offerings. The inherent bandwidth limitations of twisted pair copper wire historically used in telephone networks present a substantial obstacle to the use of existing telephone networks to provide video programming services. Although coaxial cable provides substantially greater bandwidth than twisted pair copper wire, fiber optic cable provides substantially greater bandwidth than coaxial cable. Consequently, newly constructed fiber networks such as RCN's provide a superior platform for delivering high speed, high capacity voice, video and data services as compared to systems based on copper wire or coaxial cable networks.

               The fiber cable utilized by RCN's networks has the increased capacity and bandwidth necessary for complex data and video transmission. The fiber optic cable typically contains between 12 and 288 fiber strands, each of which is capable of providing many telecommunications channels or "circuits." Depending on transmission electronics, a single pair of glass fibers on RCN's networks currently can transmit tens of thousands of simultaneous voice conversations, whereas even with multiplexing equipment a typical pair of copper wires can carry a maximum of 24 simultaneous conversations. Although the LECs commonly use copper wire in their networks, they are currently deploying fiber optic cable to upgrade portions of their copper based network, particularly in areas served by RCN. RCN expects that continuing development in communications equipment will increase the capacity of each optical fiber, thereby providing even more capacity at relatively low incremental cost.

               As the Company's network is further developed, it will be dependent on certain strategic alliances and other arrangements in order to provide the full range of its telecommunication service offerings. These relationships include RCN's arrangements with MFS/WorldCom to lease portions of MFS/WorldCom's fiber optic network in New York City and Boston, RCN's joint venture with BECO under which the Company has access to BECO's extensive fiber optic network in Greater Boston, the Starpower joint venture with Pepco Communications, a subsidiary of PEPCO, and RCN's arrangements to lease Bell Atlantic unbundled local loop and T-1 facilities. See "--Strategic Relationships" and "--Voice Services-- Advanced Fiber Optic Networks." Any disruption of these arrangements and relationships could have a material adverse effect on the Company.

               Voice Services

               Advanced Fiber Optic Networks.   The Company's advanced fiber
optic networks in New York City and Boston utilize a voice network that supports both switched and non-switched (private line) services. Individual buildings are connected to the network backbone via fiber extensions that are generally terminated on SONET equipment, which provide redundant and fail-safe interconnection between the building and the RCN central office or switch location. In situations where fiber extensions are not yet available, interim facility connections can be provided by leasing special access facilities through a leasing arrangement with MFS/WorldCom or the incumbent LEC. In this regard, RCN has in place arrangements which allow it to lease certain facilities owned by the incumbent LECs (unbundled local loops and T-1 facilities) to provide voice services. This enables RCN to provide voice and data services to off-net subscribers who are not physically connected to RCN's advanced fiber optic network. As RCN's network expands to reach more areas within a target market, subscribers served by these temporary connections will be migrated to RCN's advanced fiber optic network. Within a building (or small grouping of buildings) a voice service hub is established by installing an Integrated Digital Loop Carrier ("IDLC") device, which acts as the point of interface between the SONET backbone facility and the intra-building wiring. Each IDLC is installed with a standby power system and is capable of serving up to 672 lines. The IDLC is capable of supporting a wide range of both non-switched services (DS-1, digital data) and switched voice services and features including ISDN, Custom Calling and CLASS features. Within each building, internal wiring (twisted pair copper cable) connects the IDLC to the customer premises and the customer-owned telephone equipment. In certain instances, voice service is extended to other buildings in the building group or cluster via either fiber optic cable or twisted pair copper cable. At the time of initial wiring, RCN generally installs wiring in excess of its initial requirements, in order to meet future subscriber demand.

               Video Programming

               Advanced Fiber Optic Networks.   There are presently two video
headend locations within RCN's advanced fiber optic networks in New York City and Boston. The video headends consist of optical transmitters, optical receivers, satellite receivers, signal processors, modulators, encoding equipment and network status monitoring and automated tape distribution equipment. From the headend, the video signal is distributed to individual fiber nodes or receivers via the same fiber cable backbone used to deliver the voice and data service. The fiber cable terminates in a fiber optic receiver within an individual building or service area. From the fiber node, coaxial cable and related distribution equipment is used to distribute the video signals to the customer premises. The bandwidth of the video distribution is a minimum of 750 MHZ, which is capable of supporting a minimum of 110 video channels. This distribution plant is specifically designed to be predominantly fiber-based, which increases the reliability and improves the quality of the services delivered compared to traditional cable television distribution architectures.

               Wireless Video. RCN also owns and operates a "wireless video" television system (which was formerly operated as Liberty Cable Television of New York, the operations of which were acquired by RCN in 1996) using point-to-point 18GHz microwave technology. RCN is utilizing this system in New York City as an alternate platform for delivering television programming to buildings that are not yet connected to the advanced fiber optic network. RCN expects that the majority of the buildings currently served by the wireless service will ultimately be connected to the network, to the extent that connection is feasible. As buildings are connected to the RCN network, RCN will reuse the microwave equipment to provide service to other customers in off-network premises. The transmission equipment and microwave services used to provide RCN's wireless service are provided by Bartholdi Cable, which formerly operated Liberty Cable Television of New York. Bartholdi Cable has agreed to provide transmission services to RCN until RCN has either converted the subscribers to its advanced fiber optic network or has obtained FCC authority to provide such services pursuant to its own licenses. In addition, Bartholdi Cable has agreed to transfer to RCN the transmission equipment on demand. Bartholdi Cable's obligation to provide transmission services is subject to Bartholdi Cable having authority to provide such services. The qualifications of Bartholdi Cable to hold certain of the licenses needed to provide transmission services to RCN are at issue in an FCC proceeding in which an Initial Decision was released on March 6, 1998. In the Initial Decision, the Administrative Law Judge found Bartholdi Cable unqualified with respect to 15 such licenses. The Administrative Law Judge declared that the Initial Decision would become effective 50 days after its release unless Bartholdi Cable filed exceptions to the Initial Decision within 30 days of its release or the FCC elected to review the case on its own motion. Bartholdi Cable filed exceptions to the Initial Decision on April 7, 1998. Because of the uncertainty as to Bartholdi Cable's right in the future to offer transmission services to RCN, the Company filed its own license applications at the FCC for all of the microwave transmission paths which are currently being used by Bartholdi Cable to provide transmission services to RCN and, in light of the increased uncertainties resulting from the Initial Decision in the FCC proceeding involving certain of Bartholdi Cable's licenses, the Company expects now actively to pursue its license applications. There can be no assurance that RCN will be able to obtain its own FCC license.

               Hybrid Fiber/Coaxial Cable Systems. RCN owns and operates hybrid fiber/coaxial cable television networks in Pennsylvania, New Jersey and New York State (outside of New York City), all within 75 miles of New York City. These networks offer expanded bandwidth and a platform for two-way services, and have an aggregate of 658 route miles of fiber optic cable, including separate high capacity fiber optic rings with a minimum 84 fibers in Pennsylvania (covering approximately 69 route miles) designed and constructed as competitive telephony networks. The New York system includes 211 route miles of fiber optic cable serving 98 nodes from one head-end. Approximately 70% of the New York system is two-way active 750 MHZ plant with 84 active channels of programming. The New Jersey system has deployed 144 route miles of fiber optic cable (over 30 miles of which is two-way active) from two head-ends, and generally operates a 400/450 MHZ plant providing 62 channels of video programming. The Pennsylvania system operates 2,649 miles of coaxial cable and over 234 route miles of fiber with 43 nodes from one headend, operating at 550 MHZ with 84 active channels. All of the Company's hybrid fiber/coaxial cable systems are 100% one-way addressable.

               These fiber-rich networks provide a basic fiber optic platform capable of enhancement for supporting two-way services, such as high-speed Internet services, in the future. RCN is presently expanding the fiber capacity of certain of these fiber/coaxial cable television networks so that they will be capable of delivering switched two-way services in the future. In August 1997, RCN commenced offering resold local phone service, long distance and Internet access to customers in the area served by its Hybrid Fiber/Coaxial Cable Systems in Pennsylvania.

               Data Services

               RCN's Internet access and data transmission services are currently provided over the advanced fiber optic network via dial-up modems facilitated through the RCN voice network in on-net subscriber applications. In off-net situations, subscribers use conventional dial-up modems through the incumbent LEC network to access RCN's Internet transmission network. RCN is beginning to offer Internet and data transmission services via cable modems. Cable modems, which utilize the broadband coaxial plant, offer higher speed access for data transmission than the speeds achieved by conventional telephone dial-up technology.

               Erols provides high quality Internet access services to businesses by utilizing high-speed access via ISDN, frame relay, fractional T-1, T-1 and T-3 circuits. Erols' network infrastructure currently supports modems with dial-access speeds of up to 56 Kbps. Erols provides new dial-access subscribers with its easy-to-install proprietary access software package, which incorporates a telephone dialer, an e-mail platform, a Web browser (either Netscape Communication Corporation's ("Netscape") Navigator (a registered trademark of Netscape) or Microsoft Corp.'s Microsoft[Registered] Internet Explorer) and SurfWatch(TM) software for parental control over Internet content access. This software package permits simplified access to the Internet through a "point and click" graphical user interface. After installation, the subscriber has a direct connection to the Internet using Point-to-Point Protocol and access to all of the Internet's resources, including e-mail, the World Wide Web, Usenet News service and Internet Relay Chat. Access software automatically displays the Erols World Wide Web site each time a subscriber logs on, providing Erols with the opportunity to communicate with its subscribers at the start of each session. Erols maintains "24 x 7" subscriber and technical support 365 days a year.

               UltraNet utilizes K56Flex protocol to support its POPs, a result of a major mid-1997 upgrade in UltraNet transmission equipment. This advancement has empowered users to gain access to two to four times more quickly to equipment that is also more reliable. The new infrastructure takes advantage of Rockwell technology that supports the K56Flex modems (speeds up to 56 Kbps) and ISDN (speeds up to 128 Kbps). By connecting users to the Internet faster, downloading time is decreased, and in turn, telephone costs and time online.

               RCN intends to extend its network to cover most of the areas currently served by Erols and UltraNet and ultimately to migrate most of those customers to RCN's advanced fiber optic network, subject to certain regulatory approvals and the approval of RCN's joint venture partners.

Legal Proceedings

               On September 30, 1997, the Yee Family Trusts, as holders of C-TEC's Preferred Stock Series A and Preferred Stock Series B, filed an action against the Company, Commonwealth Telephone and Cable Michigan in the Superior Court of New Jersey, Chancery Division. The complaint alleges that Commonwealth Telephone's distribution of the common stock of RCN and Cable Michigan in connection with the Distribution (1) constituted a fraudulent conveyance; (2) breached the terms of a contract between plaintiffs and Commonwealth; (3) breached the covenant of good faith and fair dealing allegedly owed plaintiffs; and (4) breached fiduciary duties allegedly owed plaintiffs. On December 1, 1997, the complaint was amended to allege that Commonwealth Telephone's distribution of the common stock of RCN and Cable Michigan was an unlawful distribution in violation of 15 Pa.C.S. 1551(b)(2). The plaintiffs are seeking to set aside the alleged fraudulent conveyance and unspecified monetary damages alleged to be in excess of $52 million. The Company believes this lawsuit is without merit and intends to contest this action vigorously. On January 9, 1998, the defendants, including RCN, filed a Motion to Dismiss, or in the Alternative, for Summary Judgment. Plaintiffs filed their response on March 9, 1998 and defendants filed their reply on April 6, 1998. The New Jersey court has not yet scheduled argument on the motion.

               In the normal course of business, there are various legal proceedings outstanding, including both commercial and regulatory litigation. In the opinion of management, these proceedings will not have a material adverse effect on the results of operations or financial condition of the Company.


                                  MANAGEMENT

Structure of RCN's Board of Directors

               The Company Board is divided into three classes of directors and currently consists of 13 directors. The term of office of Class I Directors will expire at the 2001 annual meeting, the term of office of Class II Directors will expire at the 1999 annual meeting and the term of office of Class III Directors will expire at the 2000 annual meeting. At each annual meeting of stockholders held after September 30, 1997, a class of directors will be elected for a three year term to replace the class whose term has then expired.

               The Company Board has established an executive committee which will, among other things, have all the powers of the Company Board in the management of the business and affairs of the Company at all times when the Company Board is not in session. Members are Messrs. McCourt (Chairman), Scott, Mahoney and Crowe.

               The Company Board has established a compensation pension committee which will make recommendations to the Company Board on matters related to employee compensation and plans concerning the orderly succession of officers and key management personnel. Members are Messrs. Roth (Chairman), Yanney and Fasola.

               The Company Board has also established an audit committee which will, among other things, consider the overall scope and approach of the annual audit and recommendations from the audit performed by the independent accountants; recommend the appointment of the independent accountants; consider significant accounting methods adopted or proposed to be adopted; and consider procedures for internal controls. Members are Messrs. Fasola (Chairman), O'Neill, May and Graham.

Executive Officers and Directors

               The following table sets forth certain information as of May 18, 1998 concerning the directors and executive officers of RCN:

               Name                     Age                               Position
               ----                     ---                               --------
David C. McCourt...................     41      Director (Class III), Chairman and Chief Executive Officer
Michael J. Mahoney.................     47      Director (Class I), President and Chief Operating Officer
Bruce C. Godfrey...................     42      Director (Class II), Executive Vice President and Chief
                                                Financial Officer
Mark Haverkate.....................     43      Executive Vice President, Business Development
Michael A. Adams...................     40      President, Technology and Network Development Group, and
                                                Executive Vice President
Dennis J. Spina....................     53      Director (Class I), Vice Chairman and President, Internet
                                                Services
James Q. Crowe.....................     48      Director (Class III)
Alfred Fasola......................     48      Director (Class II)
Stuart E. Graham...................     52      Director (Class I)
Richard R. Jaros...................     46      Director (Class II)
Thomas J. May......................     50      Director (Class I)
Thomas P. O'Neill, III.............     53      Director (Class I)
Eugene Roth........................     62      Director (Class III)
Walter Scott, Jr...................     66      Director (Class III)
Michael B. Yanney..................     64      Director (Class II)
Ralph S. Hromisin..................     37      Vice President and Chief Accounting Officer
Kenneth R. Knudsen.................     51      Senior Vice President, Sales and Marketing
Salvatore M. Quadrino..............     51      Chief Administrative Officer
Paul E. Sigmund....................     33      Executive Vice President
Timothy J. Stoklosa................     37      Senior Vice President and Treasurer


               David C. McCourt, 41, has been the Chairman and Chief Executive Officer of the Company as well as a Director since September 1997. Mr. McCourt has served as a Director, Chairman and Chief Executive Officer of Cable Michigan since September 1997. In addition, he is a Director, Chairman and Chief Executive Officer of Commonwealth Telephone, positions he has held since October 1993. Mr. McCourt has also been President and, a Director of Level 3 Telecom. He has also been Chairman and Chief Executive Officer, as well as a Director, of Mercom since October 1993, Director of MFS/WorldCom from July 1990 to December 1996, President and a Director of Metropolitan Fiber Systems/McCourt, Inc., a subsidiary of MFS Telecom, Inc., since 1988, a Director of Cable Satellite Public Affairs Network ("C-SPAN") since June 1995, a Director of WorldCom from December 1996 to March 1998 and a Director of Level 3 since January 1998.

               Michael J. Mahoney, 47, has been the President and Chief Operating Officer, as well as a Director, of the Company since September 1997. Mr. Mahoney is also a Director of Commonwealth Telephone, a position he has held since May 1995. Mr. Mahoney was President and Chief Operating Officer of Commonwealth Telephone from February 1994 to September 1997, President and Chief Operating Officer of Mercom from February 1994 to September 1997 and a Director of Mercom since January 1994. In addition, he was Executive Vice President of Commonwealth Telephone's Cable Television Group from June 1991 to February 1994, and Executive Vice President of Mercom from December 1991 to February 1994.

               Bruce C. Godfrey, 42, has been the Executive Vice President, Chief Financial Officer, Corporate Secretary and a Director of the Company since September 1997. Mr. Godfrey has also been a Director of Cable Michigan as well as its Secretary since such date. Mr. Godfrey has been a Director of Commonwealth Telephone since 1995 and has been Executive Vice President and Chief Financial Officer of Commonwealth Telephone since April 1994 and Corporate Secretary since September 1997. He has also been Executive Vice President and Chief Financial Officer of Mercom from April 1994 to October 1997 and a Director of Mercom since May 1994 and Corporate Secretary of Mercom since October 1997. Mr. Godfrey was also Senior Vice President and Principal of Daniels and Associates from January 1984 to April 1994.

               Mark Haverkate, 43, has been the Executive Vice President, Business Development of the Company since September, 1997. Mr. Haverkate has also been President and Chief Operating Officer and a director of Cable Michigan since such date. He was the President of RCN Development from June 1997 to September 1997 and Executive Vice President of Business Development at Commonwealth Telephone from May 1997 to September 1997. Previously, he was President for Business Operations at RCN Telecom Services, Inc. from November 1996 to June 1997, Executive Vice President of RCN Telecom Services, Inc. from August 1996 to November 1996, Executive Vice President of Commonwealth Telephone's Cable Television Group from July 1995 to August 1996, Executive Vice President of Development for Commonwealth Telephone from February 1995 to July 1995, Executive Vice President for Development at Mercom from November 1995 to February 1996, Vice President of Development for Commonwealth Telephone from December 1993 to February 1995, Vice President of Development at Mercom from December 1993 to February 1995, Vice President of Commonwealth Telephone's Cable Television Group from October 1989 to December 1993.

               Michael A. Adams, 40, has been the President, Technology and Network Development Group of the Company and Executive Vice President of the Company since September, 1997. Mr. Adams held the corresponding position at Commonwealth Telephone from November 1996 to September 1997. Prior to that date, Mr. Adams held the following positions: Executive Vice President of Technology and Strategic Development of Commonwealth Telephone from August 1996 to November 1996, Executive Vice President of the Communications Services Group from September 1994 to June 1996, Vice President of Technology from November 1993 to September 1994 and Vice President of Engineering for RCN Telecom Services from September 1992 to October 1993.

               Dennis J. Spina, 53, has served as Director, Vice-Chairman and President of Internet Services of the Company since February 1998.
Previously, he served as Chief Executive Officer of Erols from August 1996 to February 1998. From January 1996 until July 1996, he worked as an independent consultant in the service and distribution industry. From November 1994 to December 1995, he served as President and Chief Executive Officer of International Service Systems, a company engaged in the business of janitorial and energy management. From August 1990 to October 1994, he served as President and Chief Executive Officer of Suburban Propane, Inc. ("Suburban Propane"), a division of Hanson PLC. He was hired in a turnaround capacity and also served as President and Chief Executive Officer of Petrolane, Inc. ("Petrolane"), a propane distribution company managed by Suburban Propane, from August 1990 until its sale in July 1993. From 1973 to 1990, he worked at Federal Express Corporation, ultimately serving as Vice President and Officer.

               James Q. Crowe, 48, has been a Director of the Company since September 1997. Mr. Crowe has been the President and Chief Executive Officer of Level 3 since August 1997 and a Director of Level 3 since June 1993. Mr. Crowe is also a Director of Commonwealth Telephone, a position he has held since 1993. Mr. Crowe has served as Chairman of the Board of Directors of MFS/WorldCom from 1992 to 1996 and President and Chief Executive Officer of MFS/WorldCom from June 1993 to June 1997. Mr. Crowe has been a Director of Inacom Communications, Inc. since 1997. Mr. Crowe was Chairman of the Board of Directors of WorldCom from December 1996 to June 1997.

               Alfred Fasola, 48, has been a Director of the Company since September 1997. Mr. Fasola has served as Chairman and Chief Executive Officer of Hot Spots, LLC since 1995 and served as Chief Operating Officer of Purolater Courier Corp. from 1986 to 1987, Mr. Fasola was Chief Executive Officer of Pilot Freight Carriers, Inc., from 1987 to 1989, Chairman and Chief Executive Officer of Circle Express/Internet from 1990 to 1992 and Chief Executive Officer of Herman's Sporting Goods from 1992 to 1995.

               Stuart E. Graham, 52, has been a Director of the Company since September 1997. Mr. Graham is also a Director of Commonwealth Telephone, a position he has held since 1990. Mr. Graham has been President of Skanska USA Inc. since 1994. Previously he was Chief Executive Officer of several Skanska USA subsidiaries including Sordoni Skanska, Slattery Skanska and Skanska E & C.

               Richard R. Jaros, 46, has been a Director of the Company since September 1997. Mr. Jaros is a member of the Board of Directors of WorldCom, Level 3, CalEnergy Company, Inc. ("CECI") and Commonwealth Telephone. From 1980 to 1992 and from 1994 to 1997, Mr. Jaros served as President of Kiewit Diversified Group and Executive Vice President and Chief Financial Officer of Old PKS. He served as Chairman of CECI from 1993 to 1994 and as President from 1992 to 1993.

               Thomas J. May, 50, has been a Director of the Company since September 1997. Mr. May has been Chairman, President and Chief Executive Officer of BECO since 1994. Previously, Mr. May served as President and Chief Operating Officer of BECO from 1993 to 1994 and as an Executive Vice President from 1990 to 1993.

               Thomas P. O'Neill, III, 53, has been a Director of the Company since September 1997. Mr. O'Neill is the Chairman and founder of McDermott/O'Neill & Associates. Prior to forming McDermott/O'Neill in 1991, Mr. O'Neill founded Bay State Investors, Inc. in 1983.

               Eugene Roth, 62, has been a Director of the Company since September 1997. Mr. Roth is also a Director of Commonwealth Telephone, a position he has held since October 1993. Mr. Roth has been a Senior Partner at Rosenn, Jenkins and Greenwald L.L.P. since 1964 and is also a Director of the Pennsylvania Regional Board of Directors of First Union National Bank.

               Walter Scott, Jr., 66, has been a Director of the Company since September 1997. Mr. Scott is also a Director of Commonwealth Telephone, a position he has held since 1979. Mr. Scott has been Chairman of the Board of Directors and Chief Executive Officer of Old PKS for over nineteen years, Chairman of Level 3 since 1979 and Director since 1964. He is also a Director of Berkshire Hathaway Inc., Burlington Resources, Inc., CECI, ConAgra, Inc., US Bancorp, and Valmont Industries, Inc., and Level 3 Telecom. Mr. Scott was a Director of WorldCom from December 1996 to July 1997.

               Michael B. Yanney, 64, has been a Director of the Company since September 1997. Mr. Yanney has been Chairman and Chief Executive Officer of America First Companies, L.L.C. since 1984 and is also a Director of Burlington Northern Santa Fe Corporation, Lozier Corporation, Forest Oil Corporation, Freedom, Mid-America Apartment Communities, PKS Information Services, Inc. and Level 3. Mr. Yanney was a Director of WorldCom from December 1996 to July 1997 and Commonwealth Telephone from August 1996 to September 1997.

               Ralph S. Hromisin, 37, has been Vice President and Chief Accounting Officer of the Company since September 1997. He has also been Vice President and Chief Accounting Officer of Cable Michigan since September 1997 and of Commonwealth Telephone since August 1994. Mr. Hromisin has been Vice President and Corporate Controller for Mercom since October 1996, Director of Corporate Accounting for Commonwealth Telephone from March 1992 to August 1994. He also held various positions, most recently Audit Manager for Parente, Randolph, Orlando, Carey & Associates, CPA's from November 1982 to March 1992.

               Kenneth R. Knudsen, 51, has been Senior Vice President of Sales & Marketing of the Company since June 1997 and Vice President of Sales and General Manager of RCN Telecom Services, Inc. from January 1996 to May 1997. Previously, Mr. Knudsen served as Chief Executive Officer and Partner of KCI Consulting, Inc. from 1994 to January 1996 and Senior Vice President of Ryan Management Group from 1993 to 1994. From 1970 to 1988 he also held Officer and Senior Management positions at Nabisco, Ocean Spray Cranberries, Frito-lay, Inc. and Procter and Gamble Company.

               Salvatore M. Quadrino, 51, has been Chief Administrative Officer of the Company since February 1998. Previously he served as Vice President, Treasurer and Chief Financial Officer of Erols from September 1997 to February 1998. From October 1996 to August 1997, he worked as an independent financial consultant in the service and distribution industry. From October 1994 to September 1996, he served as President and Chief Executive Officer of Suburban Propane, a division of Hanson PLC, which conducted its initial public offering in March 1996, and from March to October 1996 he served as a member of Suburban Propane's Board of Supervisors. Mr. Quadrino initially was hired in a turn around capacity, served as Vice President and Chief Financial Officer of Suburban Propane from October 1990 to September 1994 and as Vice President, Chief Financial Officer and Treasurer of Petrolane from August 1990 until its sale in July 1993.

               Paul E. Sigmund, 33, has been Executive Vice President of the Company since September 1997 and Executive Vice President of RCN International Holdings, Inc. since 1996. Previously, Mr. Sigmund was a Vice President at Smith Barney, Inc. from 1994 to 1996, an Associate at the law firm of Skadden, Arps, Slate, Meagher & Flom from 1993 to 1994 and an Investment Associate at the International Finance Corporation/World Bank from 1986 to 1989.

               Timothy J. Stoklosa, 37, has been the Senior Vice President and Treasurer of the Company since September 1997. He has also served as Executive Vice President and Chief Financial Officer and a Director of Cable Michigan since such date. Mr. Stoklosa has been Senior Vice President of Finance of Commonwealth Telephone since February 1997, Treasurer of Commonwealth Telephone since August 1994 and Executive Vice President and Chief Financial Officer of Mercom since October 1997. Previously, Mr. Stoklosa was Vice President of Finance of Commonwealth Telephone from May 1995 to February 1997, Manager of Mergers and Acquisitions at Old PKS from October 1991 to August 1994 and Senior Financial Analyst of Corporate Development at Citizens Utilities Co. from February 1990 to October 1991.

Executive Compensation

               The following table sets forth certain information regarding the compensation paid for the periods indicated to the Chief Executive Officer of RCN and the four other most highly compensated executive officers of RCN (collectively, the "Named Executive Officers"). As previously stated, all share and per share data, stock option data and market prices (including historical trading prices) of RCN Common Stock have been restated to reflect the Stock Dividend.




                          SUMMARY COMPENSATION TABLE

                            Annual Compensation                                Long-Term Compensation
                      -------------------------------                --------------------------------------
                                                                        Awards                    Payouts                   Total
                                                                     ------------               ----------                ----------
                                                           Other
                                                           Annual     Restricted     Securities                 All Other
Name and                        Salary                  Compensation    Stock       Underlying      LTIP      Compensation
Principal Position     Year     ($)(1)      Bonus($)       ($)(1)    Awards($)(2)   Options(#)   Payouts($)      ($)(3)
------------------     ----     ------      --------       ------    ------------   ----------   ----------      ------
David C. McCourt.....  1997     $500,000   $1,400,000        --       $380,000    1,000,000           --         $2,703   $1,902,703
Chairman and Chief     1996      491,154      700,000        --        238,333           --           --          5,478    1,196,632
Executive Officer      1995      397,885      700,000        --        220,000      500,000           --          5,612    1,103,497

Michael J. Mahoney...  1997     $248,654     $500,000        --       $149,731      400,000           --         $5,871     $754,525
President and Chief    1996      235,027      175,000        --         67,017           --           --          5,478      415,505
Operating Officer      1995      222,462      100,000        --         65,000           --           --          5,952      328,414

Bruce C. Godfrey.....  1997     $243,077     $500,000        --       $148,615      400,000           --         $5,763     $748,840
Executive Vice         1996      221,462      165,000        --         74,333           --           --          4,965      391,427
President and          1995      183,731      150,000        --         67,000           --           --          4,790      338,521
Chief Financial
Officer

Mark Haverkate.......  1997     $205,192     $100,000        --        $61,038       80,000           --        $16,045     $308,177
Executive Vice         1996      158,231      135,000        --         51,667           --           --          3,641      296,872
President,             1995      137,952      100,000        --         48,000       70,000           --          5,058      243,010
Business
Development

Michael A. Adams.....  1997     $203,269     $150,000        --        $70,654      230,000           --        $16,045     $369,314
President,             1996      138,673      155,000        --         36,950           --           --          3,853      297,526
Technology             1995      122,885       46,000        --         34,200       40,000           --          3,991      172,876
and Network
Development

----------
(1) The only type other Annual Compensation for each of the Named Executive Officers was in the form of perquisites and was less than the level required for reporting.

(2) Represents the market value on the date of grant of restricted stock awards. In connection with the Distribution, shares of restricted C-TEC Common Stock purchased under the C-TEC Executive Stock Purchase Plan ("C-TEC ESPP") and share units awarded under the C-TEC ESPP that relate to C-TEC Common Stock were adjusted so that following the Distribution, each such participant was credited with an aggregate equivalent value of restricted shares of common stock of Commonwealth Telephone, RCN and Cable Michigan. After the Distribution RCN created its own Executive Stock Purchase Plan ("ESPP") which has terms substantially similar to the C-TEC ESPP.

(3) Includes the following amounts for the last fiscal year: (i) David
    McCourt: $486 - Company paid life insurance; $2,217 - 401(k) Company match;
    (ii) Bruce Godfrey: $486 - Company paid life insurance; $5,277 - 401(k) Company match; (iii) Michael Mahoney: $486 - Company paid life insurance; $5,385 - 401(k) Company match; (iv) Mark Haverkate: $486 - Company paid life insurance; $2,499 - 401(k) Company match; (v) Michael Adams: $483 - Company paid life insurance; $3,675 - 401(k) Company match; $11,887 - Relocation costs.

    The following amounts are for 1996 fiscal year: (i) David McCourt: $396 - Company paid life insurance; $5,082 - 401(k) Company match; (ii) Bruce
    Godfrey: $396 - Company paid life insurance; $4,569 - 401(k) Company match;
    (iii) Michael Mahoney: $396 - Company paid life insurance; $5,082 - 401(k) Company match; (iv) Mark Haverkate: $392 - Company paid life insurance; $3,249 - 401(k) Company match; (v) Michael Adams: $363 - Company paid life insurance; $3,490 - 401(k) Company match.

    The following amounts are for 1995 fiscal year: (i) David McCourt: $530 - Company paid life insurance; $5,082 - 401(k) Company match; (ii) Bruce
    Godfrey: $510 - Company paid life insurance; $4,280 - 401(k) Company match;
    (iii) Michael Mahoney: $870 - Company paid life insurance; $5,082 - 401(k) Company match; (iv) Mark Haverkate: $861 - Company paid life insurance; $4,197 - 401(k) Company match; (v) Michael Adams: $253 - Company paid life insurance; $3,738 - 401(k) Company match.

    Does not include amounts paid to certain senior offices listed for relocation expenses incurred in moving said senior officers and their families to the Company's new executive offices in Princeton, New Jersey.



As of December 31, 1997, the aggregate holdings and value of restricted stock awards for RCN Common Stock were as follows:

                                      RCN
                              Corporation Shares        Aggregate Value
                              ------------------        ---------------
David C. McCourt........           50,249.00                $851,242
Michael J. Mahoney......           17,586.00                $301,155
Bruce C. Godfrey........           18,065.00                $309,359
Mark Haverkate..........            9,496.00                $162,615
Michael Adams...........            8,960.00                $153,442



Vesting of restricted shares is accelerated upon a change in control of the Company. Dividends, if any, are paid on restricted shares. Subject to continued employment, restricted share units credited to participants' accounts vest in three calendar years following the date on which the share units were initially credited to the participant's account.

                   RCN Options/SAR Grants in Fiscal Year 1997

                         Number        % of Options
                       Securities       Granted to                                               Potential Realizable Value at
                       Underlying      Employees in        Total Exercise                           Assumed Annual Rates of
                        Options        Fiscal Year         or Base Price        Expiration       Stock Price Appreciation for
Name                   Granted(#)          1997                ($/sh)              Date                   Option Term
----                   ----------      -------------       ---------------     ------------     --------------------------------
                                                                                                    5%($)             10%($)
                                                                                                --------------       -----------
David C. McCourt...     1,000,000           20.86%               15.315        10/30/2007           $9,627,500       $24,402,500
Michael J. Mahoney.       400,000            8.34%               15.315        10/30/2007           $3,851,000        $9,761,000
Bruce C. Godfrey...       400,000            8.34%               15.315        10/30/2007           $3,851,000        $9,761,000
Mark Haverkate.....        20,000            0.42%                8.360         2/12/2007             $105,910          $266,490
Mark Haverkate.....        60,000            1.25%               15.315        10/30/2007             $577,650        $1,464,150
Michael A. Adams...        30,000            0.63%                8.360         2/21/2007             $157,785          $399,735
Michael A. Adams...       200,000            4.17%               15.315        10/30/2007           $1,925,500        $4,880,500



                The following table sets forth the fiscal year-end value of unexercised options held by each Named Executive Officer.

               Aggregate Option Exercises in Last Fiscal Year and


                        Fiscal Year-End Option Values(1)


                                 Number of Securities Underlying              Value of Unexercised In-the-
                                 Unexercised Options at December              Money Options at December 31,
                                           31, 1997(2)                                1997(2)(3)
                               -------------------------------------      -------------------------------------
                                  Exercisable(#)       Unexercisable(#)      Exercisable($)       Unexercisable($)
                                  --------------       ----------------      --------------       ----------------
David C. McCourt.........            500,000             1,500,000           $5,116,300            $6,971,950
Michael J. Mahoney.......            120,000             1,200,000            1,207,200             1,529,800
Bruce C. Godfrey.........             84,000               456,000              845,040             1,288,360
Mark Haverkate...........             58,000               282,000              578,128             1,140,527
Michael A. Adams.........             58,000               142,000              574,114               893,711

----------

(1) No RCN stock options were exercised by the Named Executive Officers during the fiscal year ended December 31, 1997.

(2) Denominated in shares of RCN Common Stock.

(3) The fair market value of RCN Common Stock at December 31, 1997 was $17.125 per share.



Effect of Distribution on Equity-Related Benefits

               In connection with the Distribution, each C-TEC option held by the Named Executive Officers and all other holders of such options was adjusted so that each such executive officer and other holder currently holds options to purchase shares of Commonwealth Telephone Common Stock, RCN Common Stock and Cable Michigan Common Stock, respectively. The number of shares subject to, and the exercise price of, such options were adjusted to take into account the Distribution and to ensure that the aggregate intrinsic value of the resulting RCN, Cable Michigan and Commonwealth Telephone options immediately after the Distribution was equal to the aggregate intrinsic value of the C-TEC options immediately prior to the Distribution. Shares of restricted C-TEC Common Stock awarded under the C-TEC ESPP and share units awarded under the C-TEC ESPP that relate to C-TEC Common Stock were adjusted so that following the Distribution, each such participant was credited with an aggregate equivalent value of restricted shares of common stock of Commonwealth Telephone, the Company and Cable Michigan. See Note (4) to "Security Ownership of Certain Beneficial Owners and Management."

Pension Benefits

               C-TEC completed a comprehensive study of its employee benefit plans in 1996. As a result of this study, effective after December 31, 1996, in general, employees other than those of the Commonwealth Telephone Group (as defined below) no longer accrue benefits under the C-TEC defined benefit pension plan, but became fully vested in their benefits accrued through that date. Such benefits, for the Named Executive Officers affected by this event, computed as the present value at July 31, 1997 of a life annuity beginning at age 65, are as follows: Mr. McCourt, $11,679; Mr. Mahoney, $29,124; Mr. Godfrey, $10,874; Mr. Haverkate, $41,894; and Mr. Adams, $7,249.

Directors' Compensation

               Non-employee Directors of the Company will receive a retainer of $900 per month and will be paid $1,000 for each board meeting attended. The Committee Chairmen and other committee members will be paid $1,500 and $1,000, respectively, for each committee meeting attended. Pursuant to the RCN Corporation 1997 Stock Plan for Non-Employee Directors, the retainer will be paid in shares of RCN Common Stock and each non-employee director will receive an annual grant of a non-qualified option covering 4,000 shares of RCN Common Stock.

Compensation Committee Interlocks and Insider Participation

               The Company has established a Compensation Committee, all the members of which are non-employee directors.

               One of the members, Eugene Roth, Esq., is a partner at Rosen, Jenkins and Greenwald, which serves as counsel to RCN from time to time.

Transactions with Management and Certain Concerns

               David C. McCourt, Chairman, Chief Executive Officer and Director of RCN, is a director of C-SPAN. In 1997, paid $236,563 to C-SPAN for programming services.

               David C. McCourt served as a Director of MFS/WorldCom from December 1996 to March 1998. In 1997, RCN paid $2,959,306 to MFS/WorldCom for telephone usage, circuit charges and network access charges. RCN earned $519,485 in revenue from MFS/WorldCom, primarily for engineering and construction management services.

               In September 1996, RCN and BECO, through wholly owned subsidiaries, entered into a joint venture to utilize 126 fiber miles of BECO's fiber optic network to deliver RCN's comprehensive communications package in Greater Boston. In 1997, RCN paid $91,674 to BECO for utility expenses.

               Each of Commonwealth Telephone, RCN and Cable Michigan is effectively controlled by Level 3. In addition, the majority of RCN's directors and executive officers are also directors and/or executive officers of Commonwealth Telephone and/or Cable Michigan. RCN provides certain services to Commonwealth Telephone and Cable Michigan. See "Business -- Relationship Among Commonwealth Telephone, RCN and Cable Michigan."



            SECURITY OWNERSHIP OF MANAGEMENT, PRINCIPAL STOCKHOLDERS
                            AND SELLING STOCKHOLDERS

               Set forth in the table below is information as of April 1, 1998 with respect to the number of shares of RCN Common Stock beneficially owned by
(i) each person or entity known by the Company to own more than five percent of the outstanding RCN Common Stock, (ii) each director of the Company, (iii) each of the Named Executive Officers of the Company, (iv) all directors and executive officers of the Company as a group and (v) each Selling Stockholder. To the Company's knowledge, unless otherwise indicated, each person or entity has sole voting and investment power with respect to the shares set forth opposite the person's or entity's name. As previously stated, all share, per share and stock option data of RCN Common Stock have been restated to reflect the Stock Dividend.

                                                                             RCN Common Stock
                                              ------------------------------------------------------------------------------
                                                Number of                                        Number of
                                                  Shares         Percent of                        Shares        Percent of
                                               Beneficially     Outstanding                     Beneficially    Outstanding
                                               Owned Prior      Shares Prior    Shares Being       Owned        Shares After
Name of Beneficial Owner                      to Offering(1)   to Offering(1)     Offered      After Offering     Offering
------------------------                      --------------   --------------     -------      --------------     --------
Directors and Named Executive Officers
Michael A. Adams (2).......................           23,578            *                          23,578              *
James Q. Crowe.............................            1,464            *                           1,464              *
Alfred Fasola..............................              798            *                             798              *
Bruce C. Godfrey (2).......................           54,832            *                          54,832              *
Stuart E. Graham...........................           10,806            *                          10,806              *
Mark Haverkate (2).........................           66,708            *                          66,708              *
Richard R. Jaros...........................            6,638            *                           6,638              *
Michael J. Mahoney (2).....................           63,180            *                          63,180              *
Thomas J. May..............................            2,798            *                           2,798              *
David C. McCourt (2)(3)....................          186,204            *                         186,204              *
Thomas P. O'Neill, III.....................            2,798            *                           2,798              *
Eugene Roth................................           14,240            *                          14,240              *
Walter Scott, Jr...........................            1,464            *                           1,464              *
Dennis Spina...............................               --           --                              --             --
Michael B. Yanney..........................            5,520            *                           5,520              *
All Directors and Executive Officers as
 a Group (20 persons)(2)(3)................          445,835            *                         445,835              *
5% Stockholders
Level 3 Telecom Holdings, Inc.(4)..........       26,640,970           46                      26,640,970             46
Selling Stockholders
Commonwealth Telephone Enterprises Inc.
 Employees' Retirement Plan................          375,816            *        375,816               --              *
Robert A. Lanford..........................           24,272            *         12,000           12,272              *
John A. Taverna............................           12,134            *          2,612            9,522              *
Christopher W. Walsh.......................           31,182            *         15,550           15,632              *

----------
*   Less than 1% of outstanding shares.

(1) Includes shares of Company Common Stock acquired in respect of Matching Shares (defined below) but excludes RCN Share Units (defined below).

(2) Under the ESPP, participating executive officers who forgo current compensation are credited with "Share Units," the value of which is based on the value of a share of Company Common Stock. ESPP participants who elect to receive Share Units in lieu of current compensation are also credited with restricted "Matching Shares," which vest over a period of 3 years from the grant date, subject to continued employment. Matching Shares, unless forfeited, have voting and dividend rights. In connection with the Distribution, Share Units and Matching Shares were adjusted in an equitable manner so that participants were credited with an aggregate equivalent value of restricted shares of Commonwealth Telephone, RCN and Cable Michigan Common Stock. The holdings indicated include Share Units and Matching Shares.



The table below shows in respect of each Named Executive Officer the number of shares of RCN Common Stock purchased outright, Share Units relating to RCN Common Stock acquired by each such Named Executive Officer in lieu of current compensation, and the forfeitable Matching Shares of RCN Common Stock held by each such Named Executive Officer:

                                              Share Unit                                            Total Purchased
                                            Acquired Under                                           and Acquired
                              Shares          the ESPP in        Total Shares       Restricted      and Restricted
                             Purchased      Lieu of Current      Purchased and       Matching          Matching
                             Outright        Compensation          Acquired          Shares             Shares
                             ---------      ---------------      -------------     -----------      ----------------
Michael A. Adams........       1,834               10,872             12,706          10,872               23,578
Bruce C. Godfrey........      14,636               20,098             34,734          20,098               54,832
David C. McCourt........      76,788               54,708            131,496          54,708              186,204
Michael J. Mahoney......      23,732               19,724             43,456          19,724               63,180
Mark Haverkate..........      46,416               10,146             56,562          10,146               66,708



(3) Includes 450 shares of Company Common Stock which are owned by Mr. McCourt's wife. Mr. McCourt disclaims beneficial ownership of such shares.

(4) Level 3 owns 90% of the common stock and all of the preferred stock of Level 3 Telecom. Level 3 is the successor to an entity known as Peter Kiewit Sons' Inc. See "Level 3 Communications, Inc." below. David C. McCourt, Chairman and Chief Executive Officer of Commonwealth Telephone and RCN, owns the remaining 10% of the common stock of Level 3 Telecom. The address for Level 3 Telecom and Level 3 is 1000 Kiewit Plaza, Omaha, Nebraska 68131.

               The information set forth above does not give effect to the ownership of Company securities by Level 3 Telecom. Certain executive officers or directors of the Company are directly or indirectly affiliated with Level 3 Telecom. For information with respect to the beneficial ownership of securities by Level 3 Telecom, see "Security of Ownership Certain Beneficial Owners and Management."

Level 3 Communications, Inc.

               Set forth below is certain information regarding the beneficial ownership of equity securities of Level 3 as of April 1, 1998, by each director, the Named Executive Officers and by all persons, as a group, who are currently directors or executive officers of the Company. On March 31, 1998, the entity known as Peter Kiewit Sons' Inc. ("Old PKS") prior to such date separated its construction and mining management business ("Construction Group") from its other businesses (the "PKS Split-Off"). In conjunction with the PKS Split-Off, Level 3 merged into Old PKS which changed its name to Level 3 Communications, Inc. As a result of the PKS Split-Off, Level 3 no longer owns any interest in the Construction Group whose business is now held in a company which changed its name to Peter Kiewit Sons' Inc. ("New PKS").

                                                     Number of      Percent of
Name of Beneficial Owner                              Shares          Shares
------------------------                              ------          ------
Michael A. Adams................................          --             --
James Q. Crowe..................................    5,666,360          3.9%
Alfred Fasola...................................          --             --
Bruce C. Godfrey................................          --             --
Stuart E. Graham................................          --             --
Mark Haverkate..................................          --             --
Richard R. Jaros................................      748,749(1)          *
Michael J. Mahoney..............................        1,000            --
Thomas J. May...................................          --             --
David C. McCourt................................       57,500             *
Thomas P. O'Neill, III..........................          --             --
Eugene Roth.....................................          --             --
Walter Scott, Jr................................   17,636,397         12.0%
Dennis Spina....................................          --            --
Michael B. Yanney...............................       50,000            --
All Directors and Executive Officers as a Group
      (20 persons)..............................   24,162,161         16.4%

----------

*   Less than 1% of the outstanding of the class.

(1) Includes 185,000 shares in the Jaros Family Limited Partnership.




                     DESCRIPTION OF CERTAIN INDEBTEDNESS

               This section of the Prospectus describes the terms and conditions of the Credit Agreement that certain subsidiaries of the Company have in place and of the 10% Senior Notes, the 11 1/8% Senior Discount Notes and the 9.80% Senior Discount Notes which RCN has outstanding. The following descriptions do not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Credit Agreement and to the provisions of the documents governing the 10% Senior Notes, the 11 1/8% Senior Discount Notes and the 9.80% Senior Discount Notes, which are filed as exhibits to the Company's Registration Statement on Form S-1, of which this Prospectus constitutes a part, filed with the Commission.

Credit Agreement

               Capitalized terms used in this Section and not otherwise defined herein are used as defined in the Credit Agreement.

               Certain of the Company's direct and indirect subsidiaries, namely, RCN Cable and its subsidiaries RCN of New Jersey, Inc. (formerly ComVideo Systems, Inc.; "ComVideo") and RCN of Southeast New York, Inc. (formerly C-TEC Cable Systems of New York, Inc.; "Cable Systems New York" and together with ComVideo, the "Borrowers"), have in place two secured credit facilities (the "Credit Facilities") pursuant to a single credit agreement with a group of lenders for which First Union National Bank acts as agent (the "Credit Agreement"), which was effective as of July 1, 1997 (the "Closing Date"). The first is a five-year revolving credit facility in the amount of $25 million (the "Revolving Credit Facility"). The second is an eight-year term credit facility in the amount of $100 million (the "Term Credit Facility").

               Borrowings under the Credit Facilities are available for the following purposes: (i) to refinance existing indebtedness of the Borrowers,
(ii) to finance an equity investment by RCN Cable in RCN Telecom Services, Inc. (a member of the RCN Group), (iii) to finance permitted acquisitions, and
(iv) for capital expenditures, working capital and general corporate purposes. Borrowings under the Credit Agreement are subject to the conditions that there can be no default or event of default under the Credit Agreement and that the representations and warranties of the Borrowers contained in the Credit Agreement and related pledge agreements must be true. Each Borrower is jointly and severally liable for all borrowings and other obligations under the Credit Facilities.

               The interest rate on the Credit Facilities is, at the election of the Borrowers, based on either a LIBOR or a Base Rate option (each as defined in the Credit Agreement). In the case of the LIBOR option, the interest rate includes a spread that varies, based on RCN Cable's Leverage Ratio (defined as the ratio of Total Debt at the last day of the most recently ended fiscal quarter to Operating Cash Flow for the four fiscal quarters then ended), from 50 basis points to 125 basis points. In the case of the Revolving Credit Facility, a fee of 20 basis points on the unused revolving commitment accrues and is payable quarterly in arrears.

               The entire amount of the Revolving Credit Facility is available to the Borrowers until June 30, 2002. As of March 31, 1998, $3 million of principal was outstanding thereunder. Revolving loans may be repaid and reborrowed from time to time.

               The entire $100 million of the Term Credit Facility was borrowed, all of which remained outstanding as of March 31, 1998. The Term Credit Facility must be repaid over six years in quarterly installments, at the end of September, December, March and June of each year from September 30, 1999 through June 30, 2005. The aggregate annual installments payable on the term loan are as follows:

          1999..............................      $  3,750,000
          2000..............................       $11,250,000
          2001..............................       $16,250,000
          2002..............................       $17,500,000
          2003..............................       $19,374,000
          2004..............................       $21,250,000
          2005..............................       $10,626,000

               The Borrowers have the option to repay the Term Credit Facility in whole or in part at any time, without penalty, subject to customary "breakage" charges. Any amount of the Term Credit Facility that is repaid may not be reborrowed.

               The Borrowers are required to apply 100% of the net cash proceeds realized from certain asset sales, certain payments under insurance policies and certain incurrences of additional debt to repay the Revolving Credit Facility. Any excess amounts of such net cash proceeds not applied to repay Revolving Credit Facility are applied to reduce the scheduled installments of the Term Credit Facility on a pro rata basis.

               All borrowings under the Credit Facilities will be pari passu, and will be secured under a common collateral package including (i) a first priority pledge by RCN Cable of 100% of the stock in ComVideo (which will be given only after approval from the appropriate regulatory authority in New Jersey is granted) and in Cable Systems New York; (ii) a first priority pledge by ComVideo of 100% of its partnership interests in Home Link Communications of Princeton, L.P. ("Home Link") at such time that ComVideo has acquired 100% of the partnership interests in Home Link (at which time Home Link will become a Borrower) and subject also to approval of the appropriate regulatory authority in New Jersey being granted; (iii) a first priority pledge by each Borrower of 100% of the stock owned by it in each other material subsidiary of such Borrower created after the Closing Date; and (iv) a first priority pledge by RCN of 100% of the stock of RCN Cable. In addition, the Borrowers are subject to a prohibition on granting other negative pledges to other parties on the assets of RCN Cable and certain of its subsidiaries (subject to customary exceptions). The stock and assets of RCN Telecom Services of Pennsylvania, Inc. (formerly C-TEC Cable Systems of Pennsylvania, Inc.), RCN Telecom Services, Inc. and RCN International Holdings, Inc. are excluded from the security arrangements.

               The Credit Agreement contains customary covenants for facilities of this nature, including covenants limiting debt, liens, investments, consolidations, mergers, acquisitions and sales of assets, payment of dividends and other distributions, making of capital expenditures and transactions with affiliates. The Credit Agreement requires the Borrowers, Home Link and all subsidiaries of the Borrowers created after the Closing Date on a combined basis to maintain the following financial ratios: (i) the ratio of Total Debt at any fiscal quarter end to Operating Cash Flow for the trailing four fiscal quarters is not to exceed 5.0:1 initially, adjusting over time to 4.0:1; (ii) the ratio of Operating Cash Flow to Interest Expense for any four consecutive fiscal quarters is not to fall below 2.75:1 for periods ending during the first 3 years after the Closing Date, adjusting to 3.0:1 thereafter; and (iii) the ratio of Operating Cash Flow (minus certain capital expenditures, cash taxes and cash dividends) to Fixed Charges (defined as scheduled principal payments and interest expense) for any four consecutive quarters is not to fall below 1.0:1 for periods ending on or before December 31, 2000 and adjusting to 1.05:1 thereafter.

               The Credit Agreement includes customary events of default. Upon the occurrence of any event of default, the lenders may accelerate the outstanding loans and cancel any unborrowed commitment. These events of default include payment and covenant defaults (subject in certain cases to a grace period), misrepresentations, cross default to certain other debt, bankruptcy, ERISA and judgment defaults and a change of control default. For this purpose, "change of control" is defined to mean any time that (A) LCI, formerly known as PKS, shall cease to hold, either directly or indirectly through one or more LCI entities, shares of RCN constituting at least thirty percent (30%) of the number of outstanding common shares or at least thirty percent (30%) of the voting power represented by the outstanding voting shares of RCN (in each case, outstanding shares excluding shares issued after the Distribution Date (i) for cash, (ii) in consideration for the acquisition of any investment or property or the provision of services, (iii) upon the exercise of any warrant, option, convertible security or similar instrument issued after the Distribution Date for consideration described in clauses (i) and (ii) or (iv) in connection with an employee stock option plan and similar benefit arrangement adopted after the Distribution Date by RCN or any of its wholly owned subsidiaries), (B) any person (other than LCI or an LCI entity) or group of persons shall have acquired in one or more series of transactions beneficial ownership of more than fifty-one percent (51%) of the outstanding common stock or of the voting power represented by the outstanding voting shares of RCN or (C) RCN shall cease to hold, directly or indirectly, all of the outstanding shares of capital stock of RCN Cable.

1997 Notes Offering

               10% Senior Notes due 2007

               The 10% Senior Notes were issued under an indenture dated October 17, 1997 between RCN and The Chase Manhattan Bank, as Trustee (the "10% Indenture"). The 10% Senior Notes are general senior obligations of RCN, limited to $225 million aggregate principal amount and will mature on October 15, 2007. The 10% Senior Notes will be collateralized, pending disbursement pursuant to the Escrow and Security Agreement dated as of October 17, 1997 among RCN, The Chase Manhattan Bank, as Trustee, and The Chase Manhattan Bank, as Escrow Agent (the "Escrow Agreement"), by a pledge of the Escrow Account (as defined in the Escrow Agreement), which was funded with approximately $61 million of the net proceeds from the sale of the 10% Senior Notes, representing funds that, together with the proceeds from the investment thereof, will be sufficient to pay interest on the 10% Senior Notes for six scheduled interest payments. Interest on the 10% Senior Notes will be payable in cash at a rate of 10% per annum semi-annually in arrears on each April 15 and October 15, commencing April 15, 1998.

               The 10% Indenture contains provisions which are substantially similar to the ones which will be contained in the indenture governing the Notes, including certain covenants that, among other things, limit the ability of RCN and its subsidiaries to incur indebtedness, pay dividends, prepay subordinated indebtedness, repurchase capital stock, engage in transactions with stockholders and affiliates, create liens, sell assets and engage in mergers and consolidations.

               The 10% Senior Notes are redeemable, in whole or in part, at any time on or after October 15, 2002 at the option of RCN. The 10% Senior Notes may be redeemed at redemption prices starting at 105% of the principal amount and declining to 100% of the principal amount, plus any accrued and unpaid interest.

               11 1/8% Senior Discount Notes due 2007

               The 11 1/8% Senior Discount Notes were issued under an indenture dated October 17, 1997 between RCN and The Chase Manhattan Bank, as Trustee (the "11 1/8% Indenture"). The 11 1/8% Senior Discount Notes are general senior obligations of RCN, limited to $601,045,000 aggregate principal amount at maturity and will mature on October 15, 2007. The 11 1/8% Senior Discount Notes were issued at a discount to yield gross proceeds of $350,000,524. The 11 1/8% Senior Discount Notes will not bear cash interest prior to October 15, 2002. The yield to maturity of the 9.808% Senior Discount Notes, determined on a semi-annual bond equivalent basis, will be 11 1/8% per annum.

               The 11 1/8% Indenture contains provisions which are substantially similar to the ones which will be contained in the indenture governing the Notes, including certain covenants that, among other things, limit the ability of RCN and its subsidiaries to incur indebtedness, pay dividends, prepay subordinated indebtedness, repurchase capital stock, engage in transactions with stockholders and affiliates, create liens, sell assets and engage in mergers and consolidations.

               The 11 1/8% Senior Discount Notes are redeemable, in whole or in part, at any time on or after October 15, 2002 at the option of RCN. The 11 1/8% Senior Discount Notes may be redeemed at redemption prices starting at 105.562% of the principal amount at maturity and declining to 100% of the principal amount at maturity, plus any accrued and unpaid interest.


               1998 Notes Offering

               9.80% Senior Discount Notes due 2008

               The 9.80% Senior Discount Notes were issued under an indenture dated February 6, 1998 between RCN and The Chase Manhattan Bank, as Trustee (the "9.80% Indenture"). The 9.80% Senior Discount Notes are general senior obligations of RCN, limited to $567,000,000 aggregate principal amount at maturity and will mature on February 15, 2008. The 9.80% Senior Discount Notes were issued at a discount to yield gross proceeds of $350,587,440. The 9.80% Senior Discount Notes will not bear cash interest prior to February 15, 2003. The yield to maturity of the 9.80% Senior Discount Notes, determined on a semi-annual bond equivalent basis, will be 9.80% per annum.

               The 9.80% Indenture contains provisions which are substantially similar to the ones which will be contained in the indenture governing the Notes, including certain covenants that, among other things, limit the ability of RCN and its subsidiaries to incur indebtedness, pay dividends, prepay subordinated indebtedness, repurchase capital stock, engage in transactions with stockholders and affiliates, create liens, sell assets and engage in mergers and consolidations.

               The 9.80% Senior Discount Notes are redeemable, in whole or in part, at any time on or after February 15, 2003 at the option of RCN. The 9.80% Senior Discount Notes may be redeemed at redemption prices starting at 104.900% of the principal amount at maturity and declining to 100% of the principal amount at maturity, plus any accrued and unpaid interest.



                           DESCRIPTION OF THE NOTES

               The Notes will be issued under an Indenture (the "Indenture")
dated as of           , 1998 between RCN and The Chase Manhattan Bank, as
trustee (in such capacity, the "Trustee"). The Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus constitutes a part. The Indenture will be subject to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to all of the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part of the Indenture by reference to the Trust Indenture Act of 1939, as in effect on the date of such Indenture, and to the Trust Indenture Act, in the case of the Notes. Whenever particular provisions or definitions of the Indenture, the Notes or the terms defined therein are referred to herein, such provisions or definitions are incorporated herein by reference. As used in this section, "Company" refers to RCN Corporation. The definitions of certain capitalized terms used in the following summary are set forth below under "--Certain Definitions."

General

               The Notes will be issued only in registered form, without coupons, in denominations of $1,000 and integral multiples of $1,000. See "Book-Entry; Delivery and Form." Principal of, premium, if any, and interest on the Notes are payable, and the Notes are exchangeable and transferable, at the office or agency of RCN in the City of New York maintained for such purposes (which initially will be the corporate trust office of the Trustee). See "Book-Entry; Delivery and Form." No service charge will be made for any registration of transfer, exchange or redemption of the Notes, except in certain circumstances for any tax or other governmental charge that may be imposed in connection therewith.

Maturity, Interest and Principal

               The Notes will be general senior unsecured obligations of RCN,
limited to $                aggregate principal amount at maturity, and will
mature on                , 2008.  See "--Ranking." The Notes will be issued at
a discount to yield gross proceeds of $250,000,000. See "Certain U.S. Federal Income Tax Considerations." The Notes will not bear cash interest prior to
          , 2003.  Commencing on               , 2003, interest on the Notes
will be payable, in cash at a rate of      % per annum, semi-annually in
arrears on each           and             to the holders of record of Notes at
the close of business on the            and            immediately preceding
such interest payment date. Interest will accrue from the most recent interest payment date to which interest has been paid or duly provided for or, if no
interest has been paid or duly provided for, from           , 1998.  Interest
will be computed on the basis of a 360-day year of twelve 30-day months. Interest on overdue principal and, to the extent permitted by law, on overdue installments of interest will accrue at the rate of interest borne by the Notes. The yield to maturity of the Notes, determined on a semi-annual bond
equivalent basis, will be      % per annum.

Redemption

               Optional Redemption by RCN.   The Notes will be redeemable, in
whole or in part, at any time on or after            , 2003 at the option of
RCN, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount at maturity) set forth below, plus accrued and unpaid interest to the redemption date, if redeemed
during the 12-month period beginning             of the years indicated below:

Year                                        Redemption Price
----                                        ----------------
2003...................................            %
2004...................................            %
2005...................................            %
2006 and thereafter....................         100.00%


               Redemption Following Public Equity Offerings.   Notwithstanding
the foregoing, on or prior to            , 2001, RCN may, at its option, use
the net proceeds of one or more Public Equity Offerings (as defined below) yielding gross cash proceeds of not less than $30 million to redeem up to an aggregate of 35% of the aggregate principal amount at maturity of Notes originally issued, in each case on a pro rata basis (or as nearly pro rata as
practicable), at a redemption price of      % of the Accreted Value of Notes;
provided that not less than 65% of the originally issued aggregate principal amount at maturity of Notes would remain outstanding immediately after such redemption. To effect the foregoing redemption, RCN must mail a notice of redemption not later than 60 days after the consummation of the Public Equity Offering that resulted in the requisite gross proceeds.

               As used above, "Public Equity Offering" means an underwritten public offering of Common Stock of RCN effected on a primary basis and registered with the Commission under the Securities Act.

               Selection; Effect of Redemption Notice.   Notice of an optional
redemption must be given no less than 30 nor more than 60 days prior to the applicable redemption date. In the case of a partial redemption of an issue of Notes, selection of the Notes for redemption will be made by lot, pro rata or by such other method as the applicable Trustee in its sole discretion deems fair and appropriate or in such manner as complies with the requirements of the principal securities exchange, if any, on which the applicable Notes being redeemed are listed and of the Depository Trust Company ("DTC"); provided that any redemption following one or more Public Equity Offerings will be made on a pro rata or on as nearly a pro rata basis as practicable (subject to the procedures of DTC). Upon giving of a redemption notice, interest on Notes called for redemption will cease to accrue from and after the date fixed for redemption (unless RCN defaults in providing the funds for such redemption) and, upon redemption on such redemption date, such Notes will cease to be outstanding.

Mandatory Redemption

               Sinking Fund. RCN will not be required to make any mandatory sinking fund payments in respect of the Notes.

               Offers to Purchase upon Change of Control and Certain Asset
Sales.   Following the occurrence of a Change of Control, RCN will be required to make an offer to purchase all outstanding Notes at a price of 101% of the Accreted Value thereof plus accrued and unpaid interest, if any, to the date of purchase, and purchase all Notes validly tendered pursuant thereto. In addition, RCN may be obligated to make an offer to purchase Notes with a portion of the Net Cash Proceeds of certain Asset Sales at a price of 100% of the Accreted Value thereof plus accrued and unpaid interest, if any, to the date of purchase. See "--Certain Covenants--Change of Control" and "--Certain Covenants--Disposition of Proceeds of Asset Sales," respectively.

Ranking

               The indebtedness of RCN evidenced by the Notes will rank senior in right of payment to all subordinated indebtedness of RCN and pari passu in right of payment with all other existing and future unsubordinated indebtedness of RCN. RCN is a holding company with limited assets and no business operations of its own. RCN operates its business through its subsidiaries. Any right of RCN and its creditors, including holders of the Notes, to participate in the assets of any of RCN's subsidiaries upon any liquidation or administration of any such subsidiary will be subject to the prior claims of the subsidiary's creditors, including trade creditors. For a discussion of certain adverse consequences of RCN being a holding company and of the terms of potential future indebtedness of RCN and its subsidiaries, see "Risk Factors--Holding Company Structure; Structural Subordination."

Certain Covenants

               Set forth below are certain covenants that are contained in the Indenture.

               Limitation on Additional Indebtedness.   The Indenture provides
that RCN will not, and will not permit any Restricted Subsidiary or Restricted Affiliate to, directly or indirectly, create, incur, assume, issue, guarantee or in any manner become directly or indirectly liable for or with respect to, contingently or otherwise, the payment of (collectively, to "incur") any Indebtedness (including any Acquired Indebtedness), except for Permitted Indebtedness; provided that (A) (i) RCN will be permitted to incur Indebtedness (including Acquired Indebtedness and Buildout Indebtedness) and
(ii) a Restricted Subsidiary or Restricted Affiliate will be permitted to incur Acquired Indebtedness or Buildout Indebtedness, if, in either case, after giving pro forma effect to such incurrence (including the application of the net proceeds therefrom), either (X) the ratio of Total Consolidated Indebtedness to Consolidated Pro Forma Operating Cash Flow would not be greater than or equal to 5.5:1.0 if such Indebtedness is incurred prior to October 15, 2000 or 5.0:1.0 if such Indebtedness is incurred on or after October 15, 2000 or (Y) the ratio of Total Consolidated Indebtedness to Total Invested Equity Capital would not exceed 2.0:1.0 and (B) on or after October 15, 2002, a Restricted Affiliate will be permitted to incur Acquired Indebtedness or Buildout Indebtedness, if, after giving pro forma effect to such incurrence (including the application of the net proceeds therefrom), the ratio of Total Affiliate Indebtedness to Affiliate Pro Forma Operating Cash Flow of such Restricted Affiliate would not be greater than or equal to 4:0:1.0.

               Limitation on Restricted Payments.   The Indenture provides
that RCN will not, and will not permit any of the Restricted Subsidiaries or Restricted Affiliates to, make, directly or indirectly, any Restricted Payment unless:

               (i) no Default shall have occurred and be continuing at the time of or after giving effect to such Restricted Payment;

               (ii) immediately after giving effect to such Restricted Payment, RCN would be able to incur $1.00 of Indebtedness under clause (A)(X) of the proviso of the covenant described under "Limitation on Additional Indebtedness"; and

               (iii) immediately after giving effect to such Restricted Payment, the aggregate amount of all Restricted Payments declared or made on or after the Issue Date and all Designation Amounts does not exceed an amount equal to the sum of, without duplication, (a) 50% of cumulative Consolidated Net Income accrued on a cumulative basis during the period beginning on June 30, 1998 and ending on the last day of the fiscal quarter of RCN immediately preceding the date of such proposed Restricted Payment (or, if such cumulative Consolidated Net Income for such period is a deficit, minus 100% of such deficit) plus (b) the aggregate net cash proceeds received by RCN from the issue or sale (other than to a Restricted Subsidiary or to a Restricted Affiliate) of its Capital Stock (other than Disqualified Stock) on or after the Issue Date (including, without duplication, upon the exercise of options, warrants or rights) plus (c) the aggregate net proceeds received by RCN from the issuance (other than to a Restricted Subsidiary or to a Restricted Affiliate) on or after the Issue Date of its Capital Stock (other than Disqualified Stock) upon the conversion of, or exchange for, Indebtedness of RCN or a Restricted Subsidiary plus (d) in the case of the disposition or repayment of any Investment constituting a Restricted Payment (other than an Investment made pursuant to clause (v), (vi) or (vii) of the following paragraph) made after the Issue Date an amount equal to the lesser of the return of capital with respect to such Investment and the cost of such Investment, in either case, less the cost of the disposition of such Investment plus (e) in the case of the Revocation of the Designation of a Subsidiary as an Unrestricted Subsidiary, an amount equal to the consolidated net Investment in such Subsidiary on the date of Revocation but not in an amount exceeding the net amount of any Investments constituting Restricted Payments made (or deemed made) in such Subsidiary after the Issue Date plus (f) in the case of the JV Designation after the Issue Date of a New Joint Venture as a Restricted Affiliate, an amount equal to the consolidated net Investment in such New Joint Venture on the date of such JV Designation but not in an amount exceeding the net amount of any Investments constituting Restricted Payments made (or deemed made) in such New Joint Venture after the Issue Date. For purposes of the preceding clauses (b) and (c) and without duplication, the value of the aggregate net cash proceeds received by RCN upon the issuance of Capital Stock either upon the conversion of convertible Indebtedness or in exchange for outstanding Indebtedness or upon the exercise of options, warrants or rights will be the net cash proceeds received upon the issuance of such Indebtedness, options, warrants or rights plus the incremental amount received by RCN upon the conversion, exchange or exercise thereof.


               For purposes of determining the amount expended for Restricted Payments, cash distributed shall be valued at the face amount thereof and property other than cash shall be valued at its Fair Market Value.

               The provisions of this covenant shall not prohibit: (i) the payment of any dividend or other distribution within 60 days after the date of declaration thereof, if at such date of declaration such payment would comply with the provisions of the Indenture; (ii) so long as no Default shall have occurred and be continuing, the purchase, redemption, retirement or other acquisition of any shares of Capital Stock of RCN (A) in exchange for or conversion into or (B) out of the net cash proceeds of the substantially concurrent issue and sale (other than to a Restricted Subsidiary or to a Restricted Affiliate) of shares of Capital Stock of RCN (other than Disqualified Stock); provided that any such net cash proceeds pursuant to the immediately preceding subclause (B) are excluded from clause (iii)(b) of the preceding paragraph; (iii) so long as no Default shall have occurred and be continuing, the purchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Indebtedness made by exchange for (including any such exchange pursuant to the exercise of a conversion right or privilege in which cash is paid in lieu of fractional shares or scrip), or out of the net cash proceeds of, a substantially concurrent issue or sale (other than to a Restricted Subsidiary or to a Restricted Affiliate) of (A) Capital Stock (other than Disqualified Stock) of RCN; provided that any such net cash proceeds, to the extent so used, are excluded from clause (iii)(b) of the preceding paragraph, and/or (B) other Subordinated Indebtedness, having an Average Life to Stated Maturity that is equal to or greater than the Average Life to Stated Maturity of the Subordinated Indebtedness being purchased, redeemed, defeased or otherwise acquired or retired; (iv) so long as no Default shall have occurred and be continuing, any Investment constituting a Restricted Payment made by RCN or any Restricted Subsidiary in any Restricted Affiliate to fund the capital requirements for financing or supporting a Permitted Business of such Restricted Affiliate; (v) so long as no Default shall have occurred and be continuing, Investments constituting a Restricted Payment made by RCN or any Restricted Subsidiary in any person (including any Unrestricted Subsidiary or a Restricted Affiliate) in an amount not to exceed $10 million in the aggregate at any time outstanding; (vi) so long as no Default shall have occurred and be continuing, the making of a direct or indirect Investment constituting a Restricted Payment out of the proceeds of the issue or sale (other than to a Subsidiary or to a Restricted Affiliate) of Capital Stock (other than Disqualified Stock) of RCN; provided that any such net cash proceeds are excluded from clause (iii)(b) of the preceding paragraph; or (vii) so long as no Default shall have occurred and be continuing, any Investment constituting a Restricted Payment made in Megacable S.A. de C.V. not to exceed $20 million in the aggregate at any time outstanding. Restricted Payments of the type set forth in the preceding clauses
(v) and (vii) shall be included in making the determination of available amounts under clause (iii) of the preceding paragraph to the extent they are outstanding.

               In no event shall a Restricted Payment made on the basis of consolidated financial statements prepared in good faith in accordance with GAAP be subject to rescission or constitute a Default by reason of any requisite subsequent restatement of such financial statements which would have made such Restricted Payment prohibited at the time that it was made.

               Limitation on Business.   The Indenture provides that RCN will
not, and will not permit any of the Restricted Subsidiaries or Restricted Affiliates to, engage in a business which is not substantially a Permitted Business.

               Limitation on Liens Securing Certain Indebtedness.   The
Indenture provides that RCN will not, and will not permit any Restricted Subsidiary or Restricted Affiliate to, create, incur, assume or suffer to exist any Liens of any kind against or upon any property or assets of RCN or any Restricted Subsidiary or Restricted Affiliate, whether now owned or hereafter acquired, or any proceeds therefrom, which secure either (x) Subordinated Indebtedness unless the Notes issued thereunder are secured by a Lien on such property, assets or proceeds that is senior in priority to the Liens securing such Subordinated Indebtedness or (y) Senior Debt Securities unless the Notes issued thereunder are equally and ratably secured with the Liens securing such Senior Debt Securities other than the Lien on the escrow account in favor of the escrow agent and the trustee under the indenture governing the 10% Senior Notes.

               Limitation on Certain Guarantees and Indebtedness of Restricted
Subsidiaries and Restricted Affiliates.   The Indenture provides that RCN will
not permit any Restricted Subsidiary or Restricted Affiliate directly or indirectly, to assume, guarantee or in any other manner become liable, whether as issuer, guarantor or co-obligor, with respect to (i) any Subordinated Indebtedness or (ii) any Senior Debt Securities, unless, in each case, such Restricted Subsidiary or Restricted Affiliate, as the case may be, simultaneously executes and delivers a supplemental indenture providing for the guarantee of payment of the Notes by such Restricted Subsidiary or Restricted Affiliate, as the case may be, on a basis senior to any such Subordinated Indebtedness or pari passu with any such Senior Debt Securities, as the case may be. Each guarantee of the Notes created pursuant to such provisions is referred to as a "Guarantee" and the issuer of each such Guarantee, so long as the Guarantee remains outstanding, is referred to as a "Guarantor."

               Notwithstanding the foregoing, in the event of the unconditional release of any Guarantor from its obligations in respect of the Indebtedness which gave rise to the requirement that a Guarantee be given, such Guarantor shall be released from all obligations under its Guarantee. In addition, upon any sale or disposition (by merger or otherwise) of any Guarantor by RCN or a Restricted Subsidiary to any person that is not an Affiliate of RCN or any of the Restricted Subsidiaries which is otherwise in compliance with the terms of the Indenture and as a result of which such Guarantor ceases to be a Restricted Subsidiary of RCN, such Guarantor will be deemed to be automatically and unconditionally released from all obligations under its Guarantee; provided that each such Guarantor is sold or disposed of in accordance with the "Disposition of Proceeds of Asset Sales" covenant.

               Change of Control.   Upon the occurrence of a Change of Control
(the date of such occurrence being the "Change of Control Date"), RCN shall make an offer to purchase (the "Change of Control Offer"), on a business day (the "Change of Control Payment Date") not later than 60 days following the Change of Control Date, all Notes then outstanding at a purchase price equal to 101% of the Accreted Value thereof plus accrued and unpaid interest, if any, to any Change of Control Payment Date. Notice of a Change of Control Offer shall be given to holders of Notes, not less than 25 days nor more than 45 days before the Change of Control Payment Date. The Change of Control Offer is required to remain open for at least 20 business days and until the close of business on the Change of Control Payment Date.

               If a Change of Control Offer is made, there can be no assurance that RCN will have available funds sufficient to pay for all of the Notes that might be delivered by holders of Notes seeking to accept the Change of Control Offer. RCN shall not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements applicable to a Change of Control Offer made by RCN and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

               If RCN is required to make a Change of Control Offer, RCN will comply with all applicable tender offer laws and regulations, including, to the extent applicable, Section 14(e) and Rule 14e-1 under the Exchange Act, and any other applicable securities laws and regulations.

               Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries or Restricted Affiliates. The Indenture provides that RCN will not, and will not permit any Restricted Subsidiary or Restricted Affiliate to, directly or indirectly, create or otherwise enter into or cause to become effective any consensual encumbrance or consensual restriction of any kind on the ability of any Restricted Subsidiary or Restricted Affiliate to (a) pay dividends, in cash or otherwise, or make any other distributions on its Capital Stock or any other interest or participation in, or measured by, its profits to the extent owned by RCN or any Restricted Subsidiary or Restricted Affiliate, (b) pay any Indebtedness owed to RCN or any Restricted Subsidiary or Restricted Affiliate, (c) make any Investment in RCN or any Restricted Subsidiary or Restricted Affiliate or (d) transfer any of its properties or assets to RCN or to any Restricted Subsidiary or Restricted Affiliate, except for (i) any encumbrance or restriction in existence on the Issue Date, (ii) customary non-assignment provisions, (iii) any encumbrance or restriction pertaining to an asset subject to a Lien to the extent set forth in the security documentation governing such Lien, (iv) any encumbrance or restriction applicable to a Restricted Subsidiary or Restricted Affiliate at the time that it becomes a Restricted Subsidiary or Restricted Affiliate that is not created in contemplation thereof, (v) any encumbrance or restriction existing under any agreement that refinances or replaces an agreement containing a restriction permitted by clause (iv) above; provided that the terms and conditions of any such encumbrance or restriction are not materially less favorable to the holders of Notes than those under or pursuant to the agreement being replaced or the agreement evidencing the Indebtedness refinanced, (vi) any encumbrance or restriction imposed upon a Restricted Subsidiary or Restricted Affiliate pursuant to an agreement which has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary or Restricted Affiliate or any Asset Sale to the extent limited to the Capital Stock or assets in question, and (vii) any customary encumbrance or restriction applicable to a Restricted Subsidiary or Restricted Affiliate that is contained in an agreement or instrument governing or relating to Indebtedness contained in any Permitted Credit Facility; provided that (subject to customary net worth, leverage, invested capital and other financial covenants) the provisions of such agreement permit the payment of interest and principal and mandatory repurchases pursuant to the terms of the Indenture and the Notes and other indebtedness that is solely an obligation of RCN; provided, further, that such agreement may contain customary covenants regarding the merger of or sale of all or any substantial part of the assets of RCN or any Restricted Subsidiary or Restricted Affiliate, customary restrictions on transactions with affiliates, and customary subordination provisions governing indebtedness owed to RCN or any Restricted Subsidiary or Restricted Affiliate.

               Disposition of Proceeds of Asset Sales.   The Indenture
provides that RCN will not, and will not permit any Restricted Subsidiary or Restricted Affiliate to, make any Asset Sale unless (a) RCN or such Restricted Subsidiary or Restricted Affiliate, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the shares or assets sold or otherwise disposed of and (b) at least 75% of such consideration consists of cash or Cash Equivalents; provided that the amount of any liabilities (other than Subordinated Indebtedness or Indebtedness of a Restricted Subsidiary that would not constitute Restricted Subsidiary Indebtedness) that are assumed by the transferee of any such assets pursuant to an agreement that unconditionally releases RCN or such Restricted Subsidiary or Restricted Affiliate, as the case may be, from further liability shall be treated as cash for purposes of this covenant. RCN or the applicable Restricted Subsidiary, as the case may be, may (i) apply the Net Cash Proceeds from any such Asset Sale by RCN or a Restricted Subsidiary and the Net Cash Proceeds of any Asset Sale by a Restricted Affiliate to the extent distributed to RCN or a Restricted Subsidiary within 365 days of the receipt thereof to repay an amount of Indebtedness (other than Subordinated Indebtedness) of RCN in an amount not exceeding the Other Senior Debt Pro Rata Share and elect to permanently reduce the amount of the commitments thereunder by the amount of the Indebtedness so repaid, (ii) apply the Net Cash Proceeds from any such Asset Sale by RCN or a Restricted Subsidiary and the Net Cash Proceeds of any Asset Sale by a Restricted Affiliate to the extent distributed to RCN or a Restricted Subsidiary to repay any Restricted Subsidiary Indebtedness and elect to permanently reduce the commitments thereunder by the amount of the Indebtedness so repaid or (iii) apply the Net Cash Proceeds from any Asset Sale by RCN or a Restricted Subsidiary and the Net Cash Proceeds of any Asset Sale by a Restricted Affiliate to the extent distributed to RCN or a Restricted Subsidiary within 365 days thereof, to an investment in properties and assets that will be used in a Permitted Business (or in Capital Stock and other securities of any person that will become a Restricted Subsidiary or Restricted Affiliate as a result of such investment to the extent such person owns properties and assets that will be used in a Permitted Business) of RCN or any Restricted Subsidiary ("Replacement Assets"). Notwithstanding anything herein to the contrary, in the event of any Asset Sale of all or substantially all of the properties or assets of any Restricted Affiliate Group, whether in a single transaction or series of related transactions, the Restricted Affiliate Group shall be required to distribute the Net Cash Proceeds therefrom, after providing for all Indebtedness and other liabilities of such Restricted Affiliate Group, to RCN or a Restricted Subsidiary and the Other Partner on a pro rata basis in accordance with their respective equity interests. Any Net Cash Proceeds from any Asset Sale that are neither used to repay, and permanently reduce the commitments under, any Restricted Subsidiary Indebtedness as set forth in clause (ii) of the preceding sentence or invested in Replacement Assets within the 365-day period as set forth in clause (iii) shall constitute "Excess Proceeds." Any Excess Proceeds not used as set forth in clause (i) of the second preceding sentence shall constitute "Offer Excess Proceeds" subject to disposition as provided below.

               When the aggregate amount of Offer Excess Proceeds equals or exceeds $10 million, RCN shall make an offer to purchase (an "Asset Sale Offer"), from all holders of Notes issued under the Indenture, that aggregate principal amount of Notes as can be purchased by application of such Offer Excess Proceeds at a price in cash equal to 100% of the outstanding Accreted Value thereof plus accrued and unpaid interest, if any, to the purchase date. Each Asset Sale Offer shall remain open for a period of 20 business days or such longer period as may be required by law. To the extent that the aggregate purchase price for the Notes tendered pursuant to an Asset Sale Offer is less than the Offer Excess Proceeds, RCN or any Restricted Subsidiary may use such deficiency for general corporate purposes. If the aggregate purchase price for the Notes validly tendered and not withdrawn by holders thereof exceeds the amount of Notes which can be purchased with the Offer Excess Proceeds, Notes to be purchased will be selected on a pro rata basis. Upon completion of such Asset Sale Offer, the amount of Offer Excess Proceeds shall be reset to zero.

               Notwithstanding the two immediately preceding paragraphs, RCN, the Restricted Subsidiaries and the Restricted Affiliates will be permitted to consummate an Asset Sale without complying with such paragraphs to the extent
(i) at least 75% of the consideration of such Asset Sale constitutes Replacement Assets, cash or Cash Equivalents (including obligations deemed to be cash under this covenant) and (ii) such Asset Sale is for Fair Market Value; provided that any consideration constituting (or deemed to constitute) cash or Cash Equivalents received by RCN, any of the Restricted Subsidiaries or any of the Restricted Affiliates in connection with any Asset Sale permitted to be consummated under this paragraph shall constitute Net Cash Proceeds subject to the provisions of the two preceding paragraphs.

               If RCN is required to make an Asset Sale Offer, RCN will comply with all applicable tender offer rules, including, to the extent applicable,
Section 14(e) and Rule 14e-1 under the Exchange Act, and any other applicable securities laws and regulations.

               Limitation on Issuances and Sales of Preferred Stock by Restricted Subsidiaries and Restricted Affiliates. The Indenture provides that RCN (i) will not permit any Restricted Subsidiary to issue any Preferred Stock (other than to RCN or a Restricted Subsidiary) and (ii) will not permit any person (other than RCN or a Restricted Subsidiary) to own any Preferred Stock of any Restricted Subsidiary. In addition, RCN (i) will not permit any Restricted Affiliate to issue any Preferred Stock (other than (x) to RCN or a Restricted Subsidiary or (y) to the holders of Common Stock in such Restricted Affiliate on a pro rata basis based upon their ownership of Common Stock) or
(ii) will not permit any person not referred to in the preceding parenthetical of clause (i) of this sentence to own any Preferred Stock of any Restricted Affiliate.

               Limitation on Transactions with Affiliates.   The Indenture
provides that RCN will not, and will not permit, cause or suffer any Restricted Subsidiary to, conduct any business or enter into any transaction (or series of related transactions which are similar or part of a common plan) with or for the benefit of any of their respective Affiliates or any beneficial holder of 10% or more of the Common Stock of RCN or any officer or director of RCN (each, an "Affiliate Transaction"), unless the terms of the Affiliate Transaction are set forth in writing, and are fair and reasonable to RCN or such Restricted Subsidiary, as the case may be. Each Affiliate Transaction involving aggregate payments or other Fair Market Value in excess of $5 million shall be approved by a majority of the Board, such approval to be evidenced by a Board Resolution stating that the Board has determined that such transaction or transactions comply with the foregoing provisions. In addition to the foregoing, each Affiliate Transaction involving aggregate consideration of $10 million or more shall be approved by a majority of the Disinterested Directors; provided that, in lieu of such approval by the Disinterested Directors, RCN may obtain a written opinion from an Independent Financial Advisor stating that the terms of such Affiliate Transaction to RCN or the Restricted Subsidiary, as the case may be, are fair from a financial point of view. In addition, the Indenture provides that a Restricted Affiliate will not enter into any transaction (or series of related transactions which are similar or part of a common plan) with or for the benefit of the Other Partner, unless the terms of such transaction or transactions are in writing, and are fair and reasonable to such Restricted Affiliate. For purposes of this covenant, any Affiliate Transaction approved by a majority of the Disinterested Directors or as to which a written opinion has been obtained from an Independent Financial Advisor, on the basis set forth in the preceding sentence, shall be deemed to be on terms that are fair and reasonable to RCN and the Restricted Subsidiaries, as the case may be, and therefore shall be permitted under this covenant.

               Notwithstanding the foregoing, the restrictions set forth in this covenant shall not apply to (i) transactions with or among, or solely for the benefit of, RCN and/or any of the Restricted Subsidiaries, (ii) transactions pursuant to agreements and arrangements existing on the Issue Date, (iii) transactions among any of RCN or the Restricted Subsidiaries, on the one hand, and any of the Restricted Affiliates, on the other hand, provided that such transactions are in the ordinary course of business and are related to or in furtherance of a Permitted Business, (iv) dividends paid by RCN pursuant to and in compliance with the covenant "Limitation on Restricted Payments," (v) customary directors' fees, indemnification and similar arrangements, consulting fees, employee salaries bonuses, employment agreements and arrangements, compensation or employee benefit arrangements or legal fees and (vi) grants of customary registration rights with respect to securities of RCN.

               Reports.   The Indenture provides that, whether or not RCN has
a class of securities registered under the Exchange Act, RCN shall furnish without cost to each holder of record of Notes issued thereunder (in sufficient quantities for distribution to beneficial holders) and file with the Trustee and the Commission, (i) within the applicable time period required under the Exchange Act, after the end of each fiscal year of RCN, the information required by Form 10-K (or any successor form thereto) under the Exchange Act with respect to such period, (ii) within the applicable time period required under the Exchange Act after the end of each of the first three fiscal quarters of each fiscal year of RCN, the information required by Form 10-Q (or any successor form thereto) under the Exchange Act with respect to such period and (iii) any current reports on Form 8-K (or any successor forms) required to be filed under the Exchange Act.

               Designations of Unrestricted Subsidiaries.   The Indenture
provides that RCN will not designate any Subsidiary of RCN (other than a newly created Subsidiary in which no Investment has previously been made) as an "Unrestricted Subsidiary" under the Indenture (a "Designation") unless:

               (a) no Default shall have occurred and be continuing at the time of or after giving effect to such Designation;

               (b) except in the case of a Permitted Investment or an Investment made pursuant to clause (iii) or (iv) of the second paragraph of the covenant "Limitation on Restricted Payments," immediately after giving effect to such Designation, RCN would be able to incur $1.00 of Indebtedness under clause (A)(X) of the proviso of the covenant "Limitation on Additional Indebtedness"; and

               (c) RCN would not be prohibited under the Indenture from making an Investment at the time of such Designation (assuming the effectiveness of such Designation) in an amount (the "US Designation Amount") equal to the Fair Market Value of the net Investment of RCN or any other Restricted Subsidiary in such Subsidiary on such date. In the event of any such Designation, RCN shall be deemed to have made an Investment constituting a Restricted Payment pursuant to the covenant "Limitation on Restricted Payments" for all purposes of the Indenture in the US Designation Amount. The Indenture further provides that neither RCN nor any Restricted Subsidiary shall at any time (x) provide a guarantee of, or similar credit support to, any Indebtedness of any Unrestricted Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness); provided that RCN may pledge Capital Stock or Indebtedness of any Unrestricted Subsidiary on a nonrecourse basis such that the pledgee has no claim whatsoever against RCN other than to obtain such pledged property,
     (y) be directly or indirectly liable for any Indebtedness of any Unrestricted Subsidiary or (z) be directly or indirectly liable for any other Indebtedness which provides that the holder thereof may (upon notice, lapse of time or both) declare a default thereon (or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity) upon the occurrence of a default with respect to any other Indebtedness that is Indebtedness of an Unrestricted Subsidiary (including any corresponding right to take enforcement action against such Unrestricted Subsidiary), except in the case of clause (x) or (y) to the extent permitted under the covenants "Limitation on Restricted Payments" and "Limitation on Transactions with Affiliates."

               The Indenture further provides that RCN will not revoke any Designation of a Subsidiary as an Unrestricted Subsidiary (a "Revocation") unless:

               (a) no Default shall have occurred and be continuing at the time of and after giving effect to such Revocation; and

               (b) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately following such Revocation would, if incurred at such time, have been permitted to be incurred for all purposes of the Indenture.

               All Designations and Revocations must be evidenced by Board Resolutions delivered to the Trustee certifying compliance with the foregoing provisions.

               Designations of Restricted Affiliates.   The Indenture provides
that RCN will not designate any Joint Venture (other than a newly created Joint Venture in which no Investment has previously been made) and each of its Subsidiaries as a "Restricted Affiliate" under the Indenture (a "JV Designation") unless:

               (a) no Default shall have occurred and be continuing at the time of and after giving effect to such JV Designation; and

               (b) all Liens and Indebtedness of such Joint Venture outstanding immediately following such JV Designation would, if incurred at such time, have been permitted to be incurred for all purposes of the Indenture.

               Notwithstanding the foregoing, the BECO Joint Venture and the Starpower Joint Venture shall initially constitute Restricted Affiliates at the Issue Date. RCN and the Restricted Subsidiaries shall at all times maintain a Restricted Affiliate so that it qualifies as a Joint Venture under clauses (a) and (b) of the definition thereof, unless either (1) RCN is able to, and does in fact, make an effective JV Revocation under the provisions set forth below at the time of such event or (2) the Restricted Affiliate ceases to qualify as a Joint Venture by reason of an Asset Sale by RCN or a Restricted Subsidiary of all of RCN's or such Restricted Subsidiary's interest in the Capital Stock of such Restricted Affiliate to any person other than RCN or a Restricted Subsidiary or any of their respective Affiliates, which, in the case of this clause (2), shall be deemed an effective JV Revocation.

               The Indenture further provides that RCN will not revoke any JV Designation of a Joint Venture as a Restricted Affiliate (a "JV Revocation") unless:

               (a) no Default shall have occurred and be continuing at the time of or after giving effect to such JV Revocation;

               (b) except in the case of a Permitted Investment or an Investment made pursuant to clause (v) or (vi) of the second paragraph of the covenant "Limitation on Restricted Payments" and except in the case in which the Restricted Affiliate will become a Restricted Subsidiary, immediately after giving effect to such JV Revocation, RCN would be able to incur $1.00 of Indebtedness under the proviso of clause (A)(X) of the covenant "Limitation on Additional Indebtedness"; and

               (c) RCN would not be prohibited under the Indenture from making an Investment at the time of such JV Revocation (assuming the effectiveness of such JV Revocation) in an amount (the "JV Revocation Amount") equal to the Fair Market Value of the net Investment of RCN or any other Restricted Subsidiary in such Restricted Subsidiary on such date. In the event of any such JV Revocation, except in the case in which the Restricted Affiliate will become a Restricted Subsidiary, RCN shall be deemed to have made an Investment constituting a Restricted Payment pursuant to the covenant "Limitation on Restricted Payments" for all purposes of the Indenture in the JV Revocation Amount.

               All JV Designations and JV Revocations must be evidenced by Board Resolutions delivered to the Trustee certifying compliance with the foregoing provisions.

Consolidation, Merger, Sale of Assets, Etc.

               The Indenture provides that RCN will not (i) consolidate or combine with or merge with or into or, directly or indirectly, sell, assign, convey, lease, transfer or otherwise dispose of all or substantially all of its properties and assets to any person or persons in a single transaction or through a series of transactions, or (ii) permit any of the Restricted Subsidiaries to enter into any such transaction or series of transactions if it would result in the disposition of all or substantially all of the properties or assets of RCN and the Restricted Subsidiaries on a consolidated basis, unless, in the case of either (i) or (ii), (a) RCN shall be the continuing person or, if RCN is not the continuing person, the resulting, surviving or transferee person (the "surviving entity") shall be a company organized and existing under the laws of the United States or any State or territory thereof; (b) the surviving entity shall expressly assume all of the obligations of RCN under the Notes and the Indenture, and shall, if required by law to effectuate such assumption, execute a supplemental indenture to effect such assumption which supplemental indenture shall be delivered to the Trustee and shall be in form and substance reasonably satisfactory to the Trustee; (c) immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), RCN or the surviving entity (assuming such surviving entity's assumption of RCN obligations under the Notes and Indenture), as the case may be, would be able to incur $1.00 of Indebtedness under clause (A)(X) of the proviso of the covenant "Limitation on Additional Indebtedness"; (d) immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), no Default shall have occurred and be continuing; and (e) RCN or the surviving entity, as the case may be, shall have delivered to the Trustee an Officers' Certificate stating that such transaction or series of transactions, and, if a supplemental indenture, is required in connection with such transaction or series of transactions to effectuate such assumption, such supplemental indenture complies with this covenant and that all conditions precedent in the Indenture relating to the transaction or series of transactions have been satisfied.

               Upon any consolidation or merger or any sale, assignment, conveyance, lease, transfer or other disposition of all or substantially all of the assets of RCN in accordance with the foregoing in which RCN or the Restricted Subsidiary, as the case may be, is not the continuing corporation, the successor corporation formed by such a consolidation or into which RCN or such Restricted Subsidiary is merged or to which such transfer is made will succeed to, and be substituted for, and may exercise every right and power of, RCN or such Restricted Subsidiary, as the case may be, under the Indenture with the same effect as if such successor corporation had been named as RCN or such Restricted Subsidiary therein; and thereafter, except in the case of (i) any lease or (ii) any sale, assignment, conveyance, transfer, lease or other disposition to a Restricted Subsidiary of RCN, RCN shall be discharged from all obligations and covenants under the Indenture and the Notes issued thereunder.

               The Indenture provides that for all purposes of the Indenture and the Notes (including the provision of this covenant and the covenants "Limitation on Additional Indebtedness," "Limitation on Restricted Payments" and "Limitation on Liens"), Subsidiaries of any surviving entity will, upon such transaction or series of related transactions, become Restricted Subsidiaries or Unrestricted Subsidiaries as provided pursuant to the covenant "Limitation on Designations of Unrestricted Subsidiaries" and all Indebtedness, and all Liens on property or assets, of RCN and the Restricted Subsidiaries in existence immediately prior to such transaction or series of related transactions will be deemed to have been incurred upon such transaction or series of related transactions.

Events of Default

               The following are "Events of Default" under the Indenture:

               (i) default in the payment of interest on the Notes when it becomes due and payable and continuance of such default for a period of 30 days or more; or

               (ii) default in the payment of the principal of, or premium, if any, on the Notes when due; or

               (iii) default in the performance, or breach, of any covenant described under "--Certain Covenants--Change of Control," "--Disposition of Proceeds of Asset Sales" or "--Consolidation, Merger, Sale of Assets, Etc."; or

               (iv) default in the performance, or breach, of any covenant in the Indenture (other than defaults specified in clause (i), (ii) or (iii) above) and continuance of such default or breach for a period of 30 days or more after written notice to RCN by the Trustee or to RCN and the Trustee by the holders of at least 25% in Accreted Value of the outstanding Notes (when such notice is deemed received in accordance with the Indenture); or

               (v) failure to perform any term, covenant, condition or provision of one or more classes or issues of Indebtedness in an aggregate principal amount of $10 million or more under which RCN or a Material Restricted Subsidiary is obligated, and either (a) such Indebtedness is already due and payable in full or (b) such failure results in the acceleration of the maturity of such Indebtedness; or

               (vi) any holder of at least $10 million in aggregate principal amount of Indebtedness of RCN or any Material Restricted Subsidiary shall commence judicial proceedings or take any other action to foreclose upon, or dispose of, assets of RCN or any Material Restricted Subsidiary having an aggregate Fair Market Value, individually or in the aggregate, of $10 million or more or shall have exercised any right under applicable law or applicable security documents to take ownership of any such assets in lieu of foreclosure; provided that, in any such case, RCN or any Material Restricted Subsidiary shall not have obtained, prior to any such foreclosure or disposition of assets, a stay of all such actions that remains in effect; or

               (vii) one or more final non-appealable judgments, orders or decrees for the payment of money of $10 million or more, either individually or in the aggregate, shall be entered against RCN or any Material Restricted Subsidiary or any of their respective properties and shall not be discharged and there shall have been a period of 60 days or more during which a stay of enforcement of such judgment or order, by reason of pending appeal or otherwise, shall not be in effect; or

               (viii) certain events of bankruptcy, insolvency, reorganization, administration or similar proceedings with respect to RCN or any Material Restricted Subsidiary shall have occurred.

               If an Event of Default (other than an Event of Default specified in clause (viii) with respect to RCN) under the Indenture occurs and is continuing, then the Trustee thereunder or the holders of at least 25% in Accreted Value of the outstanding Notes may by written notice, and the Trustee upon request of the holders of not less than 25% in Accreted Value of the outstanding Notes shall, declare the Default Amount of the outstanding Notes issued thereunder to be due and payable immediately, together with all accrued and unpaid interest and premium, if any, thereon. Upon any such declaration, the Default Amount shall become due and payable immediately. If an Event of Default under the Indenture specified in clause (viii) with respect to RCN occurs and is continuing, then the Default Amount will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder.

               After a declaration of acceleration or any ipso facto acceleration pursuant to clause (viii) under the Indenture, the holders of a majority in Accreted Value of outstanding Notes may, by notice to the applicable Trustee, rescind such declaration of acceleration and its consequences if all existing Events of Default, other than nonpayment of the principal of, and accrued and unpaid interest on, such Notes that has become due solely as a result of such acceleration, have been cured or waived and if the rescission of acceleration would not conflict with any judgment or decree. The holders of a majority in Accreted Value of the outstanding Notes also have the right to waive past defaults, except a default in the payment of the principal of, or any interest on, any outstanding Note, or in respect of a covenant or a provision that cannot be modified or amended without the consent of all holders of the Notes.

               No holder of any of the Notes issued under the Indenture has any right to institute any proceeding with respect to such Indenture or any remedy thereunder, unless the holders of at least 25% in Accreted Value of the outstanding Notes have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, the Trustee has failed to institute such proceeding within 60 days after receipt of such notice and the Trustee has not within such 60-day period received directions inconsistent with such written request by holders of a majority in Accreted Value of the outstanding Notes. Such limitations do not apply, however, to a suit instituted by a holder of a Note for the enforcement of the payment of the principal of, premium, if any, or any accrued and unpaid interest on, such Note on or after the respective due dates expressed in such Note.

               During the existence of an Event of Default under the Indenture, the Trustee is required to exercise such rights and powers vested in it under such Indenture and use the same degree of care and skill in its exercise thereof as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default shall occur and be continuing, the Trustee is not under any obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders unless such holders shall have offered to the Trustee reasonable security or indemnity. Subject to certain provisions concerning the rights of the Trustee, the holders of a majority in Accreted Value of the outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust, or power conferred on the Trustee.

               The Indenture provides that the Trustee will, within 45 days after the occurrence of any Default, give to the holders of the Notes notice of such Default known to it, unless such Default shall have been cured or waived; provided that, except in the case of a Default in payment of principal of or premium, if any, on any Note when due or in the case of any Default in the payment of any interest on the Notes or in the case of any Default arising from the occurrence of any Change of Control, the Trustee shall be protected in withholding such notice if it determines in good faith that the withholding of such notice is in the interest of such holders.

               RCN is required to furnish to the Trustee annually a statement as to compliance with all conditions and covenants under the Indenture.

Satisfaction and Discharge of the Indenture; Defeasance

               RCN may terminate its obligations under the Indenture, when (1) either: (A) all Notes issued thereunder that have been theretofore authenticated and delivered have been delivered to the Trustee for cancellation, or (B) all such Notes issued thereunder that have not theretofore delivered to the Trustee for cancellation will become due and payable (a "Discharge") under irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by such Trustee in the name, and at the expense, of RCN, and RCN has irrevocably deposited or caused to be deposited with such Trustee funds in an amount sufficient to pay and discharge the entire indebtedness on such issue of Notes, not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, on and interest to the date of deposit or maturity or date of redemption; (2) RCN has paid or caused to be paid all other sums then due and payable under the Indenture by RCN; and (3) RCN has delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

               RCN may elect, at its option, to have its obligations under the Indenture discharged with respect to the outstanding Notes ("legal defeasance"). Such defeasance means that RCN will be deemed to have paid and discharged the entire indebtedness represented by the outstanding Notes under the Indenture, except for (1) the rights of holders of Notes to receive payments in respect of the principal of and any premium and interest on the Notes when payments are due, (2) RCN's obligations with respect to the Notes concerning issuing temporary Notes, registration of transfer of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (3) the rights, powers, trusts, duties and immunities of the Trustee, and (4) the defeasance provisions of the Indenture. In addition, RCN may elect, at its option, to have its obligations released with respect to certain covenants in the Indenture, including covenants relating to Asset Sales and Changes of Control ("covenant defeasance"), and any omission to comply with such obligation shall not constitute a Default or an Event of Default with respect to the Notes under such Indenture. In the event covenant defeasance occurs, certain events (not including non-payment, bankruptcy and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to such Notes.

               In order to exercise either legal defeasance or covenant defeasance with respect to outstanding Notes: (1) RCN must irrevocably have deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to the benefits of the holders of the
Notes: (A) money in an amount, or (B) U.S. Government Obligations which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than the due date of any payment, money in an amount, or (C) a combination thereof, in each case sufficient without reinvestment, in the opinion of an internationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee to pay and discharge, and which shall be applied by the Trustee to pay and discharge, the entire Indebtedness in respect of the principal of and premium, if any, and interest on the Notes on the maturity thereof or (if RCN has made irrevocable arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name and at the expense of RCN) the redemption date thereof, as the case may be, in accordance with the terms of such Indenture and Notes; (2) in the case of legal defeasance under the Indenture, RCN shall have delivered to the Trustee an opinion of counsel stating that, under then applicable Federal income tax law, the holders of the Notes will not recognize gain or loss for federal income tax purposes as a result of the deposit, defeasance and discharge to be effected with respect to the Notes and will be subject to federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit, defeasance and discharge were not to occur; (3) in the case of covenant defeasance under the Indenture, RCN shall have delivered to the Trustee an opinion of counsel to the effect that the holders of such outstanding Notes will not recognize gain or loss for U.S. federal income tax purposes as a result of the deposit and covenant defeasance to be effected with respect to the Notes and will be subject to U.S. federal income tax on the same amount, in the same manner and at the same times as would be the case if such deposit and covenant defeasance were not to occur;
(4) no Default with respect to the outstanding Notes shall have occurred and be continuing at the time of such deposit after giving effect thereto or, in the case of legal defeasance, no Default relating to bankruptcy or insolvency shall have occurred and be continuing at any time on or prior to the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until after such 91st day); (5) such legal defeasance or covenant defeasance shall not cause the applicable Trustee to have a conflicting interest within the meaning of the Trust Indenture Act (assuming all Notes were in default within the meaning of such Act); (6) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which RCN is a party or by which it is bound; (7) such legal defeasance or covenant defeasance shall not result in the trust arising from such deposit constituting an investment company within the meaning of the Investment
Company Act of 1940, as amended, unless such trust shall be registered under such Act or exempt from registration thereunder; and (8) RCN shall have delivered to the Trustee an officers' certificate and an opinion of counsel stating that all conditions precedent with respect to such defeasance or covenant defeasance have been complied with.

Amendment and Waivers

               From time to time, RCN, when authorized by resolutions of the Board, and the Trustee, without the consent of the holders of Notes, may amend, waive or supplement the Indenture and the Notes for certain specified purposes, including, among other things, curing ambiguities, defects or inconsistencies, to provide for the assumption of RCN's obligations to holders of the Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the holders of the Notes, to add Guarantors with respect to the Notes, to secure the Notes, to maintain the qualification of the Indenture under the Trust Indenture Act or to make any change that does not adversely affect the rights of any holder. Other amendments and modifications of the Indenture or the Notes issued thereunder may be made by RCN and the Trustee with the consent of the holders of not less than a majority of the aggregate Accreted Value of the outstanding Notes; provided that no such modification or amendment may, without the consent of the holder of each outstanding Note affected thereby, (i) reduce the principal amount of, or extend the fixed maturity of the Notes, or alter or waive the redemption provisions of the Notes (other than, subject to clause (vii) below, provisions relating to repurchase of Notes upon the occurrence of an Asset
Sale or a Change of Control) or change the calculation of "Accreted Value",
(ii) change the currency in which any Notes or any premium or the accrued interest thereon is payable, (iii) reduce the percentage in Accreted Value outstanding of Notes which must consent to an amendment, supplement or waiver or consent to take any action under the Indenture or the Notes, (iv) impair the right to institute suit for the enforcement of any payment on or with respect to the Notes, (v) waive a default in payment with respect to the Notes or any Guarantee, (vi) reduce the rate or extend the time for payment of interest on the Notes, (vii) following the occurrence of an Asset Sale or a Change of Control, alter the obligation to purchase Notes as a result thereof in accordance with the Indenture or waive any default in the performance thereof,
(viii) adversely affect the ranking of the Notes, or (ix) release any Guarantor from any of its obligations under its Guarantee or the Indenture, except in compliance with the terms of the Indenture.

Regarding the Trustee

               The Chase Manhattan Bank will serve as Trustee. The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

               The Indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of RCN, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided that if he acquires any conflicting interest (as defined) he must eliminate such conflict or resign.

Governing Law

               The Indenture provides that the Indenture and Notes are governed by and construed in accordance with laws of the State of New York without giving effect to principles of conflicts of law.

Certain Definitions

               Set forth below is a summary of certain defined terms used in the Indenture, unless otherwise noted. Reference is made to the Indenture for the full definition of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

               "Accreted Value" means, as of any date (the "Specified Date") with respect to each $1,000 principal amount at maturity of the Notes:

               (i) if the Specified Date is one of the following dates (each a "Semi-Annual Accrual Date"), the amount set forth opposite such date below:


                                                    Semi-Annual
                                                   Accrual Date
                                                   ------------
Issue Date.................................      $
                       , 1998..............      $
                       , 1999..............      $
                       , 1999..............      $
                       , 2000..............      $
                       , 2000..............      $
                       , 2001..............      $
                       , 2001..............      $
                       , 2002..............      $
                       , 2002..............      $
                       , 2003..............      $1,000.00

               (ii) if the Specified Date occurs between two Semi-Annual Accrual Dates, the sum of (A) the Accreted Value for the Semi-Annual Accrual Date immediately preceding the Specified Date and (B) an amount equal to the product of (i) the Accreted Value for the immediately following Semi-Annual Date less the Accreted Value for the immediately preceding Semi-Annual Accrual Date and (ii) a fraction, the numerator of which is the number of days actually elapsed from the immediately preceding Semi-Annual Accrual Date to the Specified Date and the denominator of which is 180 days; and

               (iii) if the Specified Date is on or after           , 2003,
     $1,000.

               "Acquired Indebtedness" means Indebtedness of a person existing at the time such person becomes a Restricted Subsidiary or Restricted Affiliate or assumed in connection with an Asset Acquisition by such person and not incurred in connection with, or in anticipation of, such person becoming a Restricted Subsidiary or Restricted Affiliate or such Asset Acquisition; provided that Indebtedness of such person which is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such person becomes a Restricted Subsidiary or Restricted Affiliate or such Asset Acquisition shall not constitute Acquired Indebtedness.

               "Affiliate" of any specified person means any other person which, directly or indirectly, controls, is controlled by or is under direct or indirect common control with, such specified person. For the purposes of this definition, "control" when used with respect to any person means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms "affiliated," "controlling" and "controlled" have meanings correlative to the foregoing.

               "Affiliate Income Tax Expense" means, with respect to any period and any Restricted Affiliate, the aggregate provision for United States corporation, local, foreign and other income taxes of such Restricted Affiliate and its Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP.

               "Affiliate Interest Expense" means, with respect to any period and any Restricted Affiliate, without duplication, the sum of (i) the interest expense of such Restricted Affiliate and its Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, including, without limitation, (a) any amortization of debt discount, (b) the net cost under Interest Rate Obligations (including any amortization of discounts), (c) the interest portion of any deferred payment obligation, (d) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing and similar transactions and (e) all accrued interest, (ii) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued during such period as determined on a consolidated basis in accordance with GAAP and (iii) the amount of dividends in respect of Disqualified Stock paid during such period.

               "Affiliate Net Income" means, with respect to any period and any Restricted Affiliate, the net income of such Restricted Affiliate and its Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, adjusted, to the extent included in calculating such net income of such Restricted Affiliate and its Subsidiaries, by excluding, without duplication, (i) all extraordinary, unusual or nonrecurring gains or losses of such person (net of fees and expenses relating to the transaction giving rise thereto) for such period, (ii) income of such Restricted Affiliate and its Subsidiaries derived from or in respect of all unconsolidated Investments, except to the extent of any dividends or distributions actually received by such Restricted Affiliate or any of its Subsidiaries, (iii) net income (or loss) of any other person combined with such Restricted Affiliate or any of its Subsidiaries on a "pooling of interests" basis attributable to any period prior to the date of combination, (iv) any gain or loss, net of taxes, realized by such person upon the termination of any employee pension benefit plan during such period, and (v) gains or losses in respect of any Asset Sales (net of fees and expenses relating to the transaction giving rise thereto) during such period.

               "Affiliate Operating Cash Flow" means, with respect to any period and any Restricted Affiliate, the Affiliate Net Income of such Restricted Affiliate and its Subsidiaries on a consolidated basis for such period increased, only to the extent deducted in arriving at Affiliate Net Income for such period, by the sum of (i) the Affiliate Income Tax Expense accrued according to GAAP for such period (other than taxes attributable to extraordinary gains or losses and gains and losses from Asset Sales); (ii) Affiliate Interest Expense for such period; (iii) depreciation of such Restricted Affiliate for such period; (iv) amortization of such Restricted Affiliate and its Subsidiaries for such period, including, without limitation, amortization of capitalized debt issuance costs for such period, all determined in accordance with GAAP; and (v) other non-cash charges decreasing Affiliate Net Income.

               "Affiliate Pro Forma Operating Cash Flow" means Affiliate Operating Cash Flow for the latest four fiscal quarters for which consolidated financial statements of the applicable Restricted Affiliate are available. For purposes of this definition, "Affiliate Operating Cash Flow" shall be calculated after giving effect on a pro forma basis for the applicable four fiscal quarter period to, without duplication, any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of the Restricted Affiliate or any of its Subsidiaries incurring Acquired Indebtedness) occurring during the period commencing on the first day of such four fiscal quarter period to and including the date of the transaction giving rise to the need to calculate "Affiliate Pro Forma Operating Cash Flow" as if such Asset Sale or Asset Acquisition occurred on the first day of such period.

               "Asset Acquisition" means (i) any capital contribution (by means of transfers of cash or other property to others or payments for property or services for the account or use of others, or otherwise) by RCN or any Restricted Subsidiary or Restricted Affiliate to any other person, or any acquisition or purchase of Capital Stock of any other person by RCN or any Restricted Subsidiary or Restricted Affiliate, in either case pursuant to which such person shall (a) become a Restricted Subsidiary or Restricted Affiliate or (b) shall be merged with or into RCN or any Restricted Subsidiary or Restricted Affiliate or (ii) any acquisition by RCN or any Restricted Subsidiary or Restricted Affiliate of the assets of any person which constitute substantially all of an operating unit or line of business of such person or which is otherwise outside of the ordinary course of business.

               "Asset Sale" means any direct or indirect sale, conveyance, transfer or lease (that has the effect of a disposition and is not for security purposes) or other disposition (that is not for security purposes) to any person other than RCN or a Restricted Subsidiary, in one transaction or a series of related transactions, of (i) any Capital Stock of any Restricted Subsidiary (other than customary stock option programs) or any Restricted Affiliate, (ii) any assets of RCN or any Restricted Subsidiary or any Restricted Affiliate which constitute substantially all of an operating unit or line of business of RCN and the Restricted Subsidiaries and the Restricted Affiliates or (iii) any other property or asset of RCN or any Restricted Subsidiary or any Restricted Affiliates outside of the ordinary course of business. For the purposes of this definition, the term "Asset Sale" shall not include (i) any disposition of properties and assets of RCN and/or the Restricted Subsidiaries that is governed under "--Consolidation, Merger, Sale of Assets, Etc." above, (ii) sales of property or equipment that have become worn out, obsolete or damaged or otherwise unsuitable for use in connection with the business of RCN or any Restricted Subsidiary or Restricted Affiliate, as the case may be, and (iii) for purposes of the covenant "Disposition of Proceeds of Asset Sales," any sale, conveyance, transfer, lease or other disposition of any property or asset, whether in one transaction or a series of related transactions occurring within one year, either (x) involving assets with a Fair Market Value not in excess of $500,000 or (y) which constitutes the incurrence of a Capitalized Lease Obligation.

               "Average Life to Stated Maturity" means, with respect to any Indebtedness, as at any date of determination, the quotient obtained by dividing (i) the sum of the products of (a) the number of years from such date to the date or dates of each successive scheduled principal payment (including, without limitation, any sinking fund requirements) of such Indebtedness multiplied by (b) the amount of each such principal payment by
(ii) the sum of all such principal payments; provided that, in the case of any Capitalized Lease Obligation, all calculations hereunder shall give effect to any applicable options to renew in favor of RCN or any Restricted Subsidiary or Restricted Affiliate.

               "BECO Joint Venture" means RCN-BECOCOM, LLC, a Massachusetts limited liability company formed under the terms of a Joint Venture Agreement dated as of December 23, 1996 between RCN Telecom Services, Inc. and Boston Energy Technology Group, Inc.

               "Board" means the Board of Directors of RCN.

               "Board Resolution" means a copy of a resolution certified by the Secretary or an Assistant Secretary of RCN to have been duly adopted by the Board and to be in full force and effect on the date of such certification, and delivered to the Trustee.

               "Buildout Costs" means the cost of the construction, expansion, development or acquisition (other than an Asset Acquisition of any person that is not a Restricted Affiliate on the Issue Date) of properties or assets (tangible or intangible) to be utilized, directly or indirectly, for the design, development, construction, installation, integration, management or provision of a Permitted Business.

               "Buildout Indebtedness" means Indebtedness incurred by RCN and/or any Restricted Subsidiary and/or any Restricted Affiliate to the extent the proceeds thereof are used to finance or support Buildout Costs in respect of a Permitted Business of RCN and/or any Restricted Subsidiary and/or Restricted Affiliate.

               "Capital Stock" means, with respect to any person, any and all shares, interests, participations, rights in, or other equivalents (however designated and whether voting and/or non-voting) of, such person's capital stock, whether outstanding on the Issue Date or issued after the Issue Date, and any and all rights (other than any evidence of Indebtedness), warrants or options exchangeable for or convertible into such capital stock.

               "Capitalized Lease Obligation" means any obligation to pay rent or other amounts under a lease of (or other agreement conveying the right to use) any property (whether real, personal or mixed, immovable or movable) that is required to be classified and accounted for as a capitalized lease obligation under GAAP, and, for the purpose of the Indenture, the amount of such obligation at any date shall be the capitalized amount thereof at such date, determined in accordance with GAAP.

               "Cash Equivalents" means (i) any evidence of Indebtedness (with, for purposes of the covenant "Disposition of Proceeds of Asset Sales" only, a maturity of 365 days or less) issued or directly and fully guaranteed or insured by the United States or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof or such Indebtedness constitutes a general obligation of such country); (ii) deposits, certificates of deposit or acceptances (with, for purposes of the covenant "Disposition of Proceeds of Asset Sales" only, a maturity of 365 days or less) of any financial institution that is a member of the Federal Reserve System, in each case having combined capital and surplus and undivided profits (or any similar capital concept) of not less than $500.0 million and whose senior unsecured debt is rated at least "A-1" by S& P or "P-1" by Moody's; (iii) commercial paper with a maturity of 365 days or less issued by a corporation (other than an Affiliate of RCN) organized under the laws of the United States or any State thereof and rated at least "A-1" by S& P or "P-1" by Moody's; (iv) repurchase agreements and reverse repurchase agreements relating to marketable direct obligations issued or unconditionally guaranteed by the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States Government maturing within 365 days from the date of acquisition; and (v) money market funds which invest substantially all of their assets in securities described in the preceding clauses (i) through (iv).

               "Change of Control" is defined to mean the occurrence of any of the following events: (a) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), excluding the Kiewit Holders, is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership"of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total Voting Stock of RCN; or (b) RCN consolidates with, or merges with or into, another person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any person, or any person consolidates with, or merges with or into, RCN, in any such event pursuant to a transaction in which the outstanding Voting Stock of RCN is converted into or exchanged for cash, securities or other property, other than any such transaction where (i) the outstanding Voting Stock of RCN is converted into or exchanged for (1) Voting Stock (other than Disqualified Stock) of the surviving or transferee corporation or its parent corporation and/or (2) cash, securities and other property in an amount which could be paid by RCN as a Restricted Payment under the Indenture and (ii) immediately after such transaction no "person" or "group" (as such terms are used in Sections 13( d) and 14(d) of the Exchange Act), excluding the Kiewit Holders, is the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all securities that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total Voting Stock of the surviving or transferee corporation or its parent corporation, as applicable; or (c) during any consecutive two-year period, individuals who at the beginning of such period constituted the Board (together with any new directors whose election by the Board or whose nomination for election by the stockholders of RCN was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason (other than by action of the Kiewit Holders) to constitute a majority of the Board then in office.

               "Common Stock" means, with respect to any person, any and all shares, interest or other participations in, and other equivalents (however designated and whether voting or nonvoting) of such person's common stock whether outstanding at the Issue Date, and includes, without limitation, all series and classes of such common stock.

               "Consolidated Income Tax Expense" means, with respect to any period, the aggregate provision for United States corporation, local, foreign and other income taxes of RCN and the Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP and of each of the Restricted Affiliates for such period as determined on a consolidated basis in accordance with GAAP.

               "Consolidated Interest Expense" means, with respect to any period, without duplication, the sum of (i) the interest expense of RCN and the Restricted Subsidiaries and the Restricted Affiliates for such period as determined on a consolidated basis in accordance with GAAP, including, without limitation, (a) any amortization of debt discount, (b) the net cost under Interest Rate Obligations (including any amortization of discounts), (c) the interest portion of any deferred payment obligation, (d) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing and similar transactions and (e) all accrued interest, (ii) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued during such period as determined on a consolidated basis in accordance with GAAP and (iii) the amount of dividends in respect of Disqualified Stock paid during such period.

               "Consolidated Net Income" means, with respect to any period, the consolidated net income of RCN and the Restricted Subsidiaries for such period in accordance with GAAP, adjusted, without duplication, (A) to include the consolidated net income of the Restricted Affiliates only to the extent of the equity interest of RCN and the Restricted Subsidiaries and (B) adjusted, to the extent included in calculating such adjusted consolidated net income of RCN and the Restricted Subsidiaries, by excluding, without duplication, (i) all extraordinary, unusual or nonrecurring gains or losses of such person (net of fees and expenses relating to the transaction giving rise thereto) for such period, (ii) subject to clause (A) above, income of RCN and the Restricted Subsidiaries and the Restricted Affiliates derived from or in respect of all unconsolidated Investments, except to the extent of any dividends or distributions actually received by RCN or any Restricted Subsidiary, (iii) the portion of net income (or loss) of such person allocable to minority interests in Restricted Subsidiaries and Restricted Affiliates for such period, (iv) net income (or loss) of any other person combined with RCN or any Restricted Subsidiary or Restricted Affiliate on a "pooling of interests" basis attributable to any period prior to the date of combination, (v) any gain or loss, net of taxes, realized by such person upon the termination of any employee pension benefit plan during such period, (vi) gains or losses in respect of any Asset Sales (net of fees and expenses relating to the transaction giving rise thereto) during such period and (vii) except to the extent permitted by clause (vii) of the covenant "Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries," the net income of any Restricted Subsidiary or Restricted Affiliate for such period to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary or Restricted Affiliate of that income is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulations applicable to that Restricted Subsidiary or Restricted Affiliate or its stockholders.

               "Consolidated Operating Cash Flow" means, with respect to any period, the Consolidated Net Income for such period increased, only to the extent (which, in the case of the Restricted Affiliates, means to the extent of the equity interest of RCN and the Restricted Subsidiaries) deducted in arriving at Consolidated Net Income for such period, by the sum of (i) the Consolidated Income Tax Expense accrued according to GAAP for such period (other than taxes attributable to extraordinary gains or losses and gains and losses from Asset Sales); (ii) Consolidated Interest Expense for such period;
(iii) depreciation of RCN and the Restricted Subsidiaries and the Restricted Affiliates for such period; (iv) amortization of RCN and the Restricted Subsidiaries and the Restricted Affiliates for such period, including, without limitation, amortization of capitalized debt issuance costs for such period, all determined on a consolidated basis in accordance with GAAP; and (v) other non-cash charges decreasing Consolidated Net Income.

               "Consolidated Pro Forma Operating Cash Flow" means Consolidated Operating Cash Flow for the latest four fiscal quarters for which consolidated financial statements of RCN are available. For purposes of calculating "Consolidated Operating Cash Flow" for any four fiscal quarters for purposes of this definition, (i) any Subsidiary of RCN that is a Restricted Subsidiary on the date of the transaction giving rise to the need to calculate "Consolidated Pro Forma Operating Cash Flow" (the "Transaction Date") (or would become a Restricted Subsidiary in connection with the transaction that requires determination of such amount) shall be deemed to have been a Restricted Subsidiary at all times during such four fiscal quarters, (ii) any Joint Venture that is a Restricted Affiliate on the Transaction Date (or would become a Restricted Affiliate in connection with the transaction that requires the determination of such amount) shall be deemed to have been a Restricted Affiliate at all times during such four fiscal quarters, (iii) any Subsidiary of RCN that is not a Restricted Subsidiary on the Transaction Date (or would cease to be a Restricted Subsidiary in connection with the transaction that requires the determination of such amount) shall be deemed not to have been a Restricted Subsidiary at any time during such four fiscal quarters and (iv) any Joint Venture that is not a Restricted Affiliate on the Transaction Date (or would cease to be a Restricted Affiliate in connection with the transaction that requires the determination of such amount) shall be deemed not to have been a Restricted Affiliate at any time during such four fiscal quarters. In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated Operating Cash Flow" shall be calculated after giving effect on a pro forma basis for the applicable four fiscal quarter period to, without duplication, any Asset Sales or Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of RCN's or one of the Restricted Subsidiaries' or Restricted Affiliates' (including any person who becomes a Restricted Subsidiary or Restricted Affiliate as a result of the Asset Acquisition) incurring Acquired Indebtedness) occurring during the period commencing on the first day of such four fiscal quarter period to and including the Transaction Date, as if such Asset Sale or Asset Acquisition occurred on the first day of such period.

               "consolidation" means (i) with respect to RCN, the consolidation of the accounts of the Restricted Subsidiaries with those of RCN, all in accordance with GAAP; provided that "consolidation" will not include consolidation of the accounts of any Unrestricted Subsidiary or Restricted Affiliate with the accounts of RCN and (ii) with respect to any Restricted Affiliate, the consolidation of the accounts of the Subsidiaries of such Restricted Affiliate with those of such Restricted Affiliate, all in accordance with GAAP. The term "consolidated" has a correlative meaning to the foregoing.

               "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

               "Default Amount" means, the Accreted Value, premium, if any, and accrued and unpaid interest, if any, in respect of the Notes.

               "Designation Amounts" means, at any date of determination, the sum of all US Designation Amounts and all JV Revocation Amounts.

               "Designation" has the meaning set forth under "--Certain Covenants--Designations of Unrestricted Subsidiaries."

               "Disinterested Director" means, with respect to any transaction or series of related transactions, a member of the Board of Directors of RCN other than a director who (i) has any material direct or indirect financial interest in or with respect to such transaction or series of related transactions or (ii) is an employee or officer of RCN or an Affiliate that is itself a party to such transaction or series of transactions or an Affiliate of a party to such transaction or series of related transactions.

               "Disqualified Stock" means, with respect to any person, any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or becomes mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or becomes exchangeable for Indebtedness at the option of the holder thereof, or becomes redeemable at the option of the holder thereof, in whole or in part, on or prior to the final maturity date of the Notes; provided such Capital Stock shall only constitute Disqualified
Stock to the extent it so matures or becomes so redeemable or exchangeable on or prior to the final maturity date of the applicable Notes; provided, further, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the final maturity date of the Notes shall not constitute Disqualified Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in "Disposition of Proceeds of Asset Sales" and "Change of Control" covenants described above and such Capital Stock specifically provides that such person will not repurchase or redeem any such stock pursuant to such provision prior to RCN's repurchase of such Notes as are required to be repurchased pursuant to the "Disposition of Proceeds of Asset Sales" and "Change of Control" covenants described above and at all times subject to the covenant "Limitation on Restricted Payments."

               "Exchange Act" means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

               "Fair Market Value" means, with respect to any asset or property, the price that could be negotiated in an arms-

length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under pressure or compulsion to complete the transaction. Any Asset Sale pursuant to the terms of the deadlock event "buy-sell" arrangements in Section 7.8 of the Amended and Restated Operating Agreement of RCN-BECOCOM, LLC, as in effect on the Issue Date, or Section 7.15 of the Amended and Restated Operating Agreement of Starpower Communications, LLC, as in effect on the Issue Date, shall be deemed to have been made for Fair Market Value. Unless otherwise specified in the Indenture, Fair Market Value shall be determined by the Board acting in good faith and shall be evidenced by a Board Resolution.

               "GAAP" means, at any date of determination, generally accepted accounting principles in effect in the United States and which are applicable as of the date of determination and which are consistently applied for all applicable periods.

               "guarantee" means, as applied to any obligation, (i) a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner, of any part or all of such obligation and (ii) an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of all or any part of such obligation, including, without limiting the foregoing, the payment of amounts drawn down by letters of credit.

               "Indebtedness" means, with respect to any person, without duplication, (i) any liability, contingent or otherwise, of such person (A) for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such person or only to a portion thereof) or (B) evidenced by a note, debenture or similar instrument or letter of credit (including a purchase money obligation) or (C) for the payment of money relating to a Capitalized Lease Obligation or other obligation relating to the deferred purchase price of property or (D) in respect of an Interest Rate Obligation or currency agreement; or (ii) any liability of others of the kind described in the preceding clause (i) which the person has guaranteed or which is otherwise its legal liability; or (iii) any obligation secured by a Lien (other than Liens on Capital Stock or Indebtedness of any Unrestricted Subsidiary) to which the property or assets of such person are subject, whether or not the obligations secured thereby shall have been assumed by or shall otherwise be such person's legal liability (the amount of such obligation being deemed to be the lesser of the value of such property or asset or the amount of the obligation so secured); (iv) all Disqualified Stock valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends; and (v) any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (i), (ii), (iii) or (iv). In no event shall "Indebtedness" include trade payables and accrued liabilities that are current liabilities incurred in the ordinary course of business, excluding the current maturity of any obligation which would otherwise constitute Indebtedness. For purposes of the covenants "Limitation on Additional Indebtedness" and "Limitation on Restricted Payments" and the definition of "Events of Default," in determining the principal amount of any Indebtedness to be incurred by RCN or a Restricted Subsidiary or which is outstanding at any date, the principal amount of any Indebtedness which provides that an amount less than the principal amount at maturity thereof shall be due upon any declaration of acceleration thereof shall be the accreted value thereof at the date of determination. Indebtedness of any person that becomes a Restricted Subsidiary shall be deemed incurred at the time that such person becomes a Restricted Subsidiary.

               "Independent Financial Advisor" means a United States investment banking, consulting or accounting firm of national standing in the United States (i) which does not, and whose directors, officers and employees or Affiliates do not have, a material direct or indirect financial interest in RCN or any of its Subsidiaries or Affiliates and (ii) which, in the judgment of the Board, is otherwise independent and qualified to perform the task for which it is to be engaged.

               "Interest Rate Obligations" means the obligations of any person pursuant to any arrangement with any other person whereby, directly or indirectly, such person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount and shall include without limitation, interest rate swaps, caps, floors, collars, forward interest rate agreements and similar agreements.

               "Investment" means, with respect to any person, any advance, loan, account receivable (other than an account receivable arising in the ordinary course of business), or other extension of credit (including, without limitation, by means of any guarantee) or any capital contribution to (by means of transfers of property to others, payments for property or services for the account or use of others, or otherwise), or any purchase or ownership of any stocks, bonds, notes, debentures or other securities of, any other person. Notwithstanding the foregoing, in no event shall any issuance of Capital Stock (other than Disqualified Stock) of RCN in exchange for Capital Stock, property or assets of another person constitute an Investment by RCN in such other person.

               "Issue Date" means the original date of issuance of the Notes.

               "JV Designation" has the meaning set forth under "--Certain Covenants--Designation of Restricted Affiliates."

               "JV Designation Amount" has the meaning set forth under "--Certain Covenants--Designation of Restricted Affiliates."

               "JV Revocation" has the meaning set forth under "--Certain Covenants--Designation of Restricted Affiliates."

               "Joint Venture" means any person engaged in a Permitted Business in which RCN or one of the Restricted Subsidiaries (the "RCN Partner") owns not less than 50% of the Voting Stock and not less than 50% of each class of Capital Stock and in respect of which (a) there are no more than five other beneficial holders of Capital Stock and Voting Stock (the "Other Partners"), (b) all of its Subsidiaries are wholly owned by such person and
(c) the RCN Partner and the Other Partners have entered into contractual arrangements that require their joint consent to take actions in respect of any of the following: (1) the payment or distribution of any dividends, whether in cash or other property, by such person or any of its Subsidiaries to the RCN Partner; (2) the making of any advance or loan of any cash or other property by such person or any of its Subsidiaries to RCN or any of the Restricted Subsidiaries; (3) the incurrence of any Indebtedness by such person or any of its Subsidiaries; or (4) any other material operating or financial decision with respect to the business of such person or any of its Subsidiaries; provided that customary financial and other restrictive covenants in any loan or advances made by the RCN Partner and the Other Partners to such person or any of its Subsidiaries and not entered into with the purpose of influencing the management of such person or any of its Subsidiaries shall not, by itself, cause such person to not constitute a Joint Venture.

               "Kiewit Holders" means Peter Kiewit Sons' Inc., Level 3 Communications, Inc. and Level 3 Telecom Holdings, Inc. and any of their respective controlled Affiliates.

               "Lien" means any mortgage, charge, pledge, lien (statutory or other), security interest, hypothecation, assignment for security, claim, or preference or priority or other encumbrance upon or with respect to any property of any kind. A person shall be deemed to own subject to a Lien any property which such person has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement.

               "Material Restricted Subsidiary" means any Restricted Subsidiary of RCN, which, at any date of determination, is a "Significant Subsidiary" (as that term is defined in Regulation S-X issued under the Securities Act), but shall, in any event, include (x) any Guarantor or (y) any Restricted Subsidiary of RCN which, at any date of determination, is an obligor under any Indebtedness in an aggregate principal amount equal to or exceeding $10 million.

               "Moody's" means Moody's Investors Service.

               "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds thereof in the form of cash (including assumed liabilities and other items deemed to be cash under the proviso to the first sentence of the covenant "Disposition of Proceeds of Asset Sales") or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (except to the extent that such obligations are financed or sold with recourse to RCN or any Restricted Subsidiary or Restricted Affiliate) net of (i) brokerage commissions and other fees and expenses (including fees and expenses of legal counsel, accountants, consultants and investment bankers) related to such Asset Sale, (ii) provisions for all taxes payable as a result of such Asset Sale, (iii) amounts required to be paid to any person (other than RCN or any Restricted Subsidiary or any Restricted Affiliate) owning a beneficial interest in or having a Permitted Lien on the assets subject to the Asset Sale and (iv) appropriate amounts to be provided by RCN or any Restricted Subsidiary or any Restricted Affiliate, as the case may be, as a reserve required in accordance with GAAP against any liabilities associated with such Asset Sale and retained by RCN or any Restricted Subsidiary or any Restricted Affiliate, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an Officers' Certificate delivered to the Trustee.

               "New Joint Venture" means any Joint Venture (excluding in any event the BECO Joint Venture and the Starpower Joint Venture) formed after the Issue Date and in which no Investment has been made on or prior to the Issue Date.

               "Other Partners" has the meaning set forth in the definition of "Joint Venture."

               "Other Senior Debt Pro Rata Share" means under the Indenture the amount of the applicable Excess Proceeds obtained by multiplying the amount of such Excess Proceeds by a fraction, (i) the numerator of which is the aggregate accreted value and/or principal amount, as the case may be, of all Indebtedness (other than (x) the Notes and (y) Subordinated Indebtedness) of RCN outstanding at the time of the applicable Asset Sale with respect to which RCN is required to use Excess Proceeds to repay or make an offer to purchase or repay and (ii) the denominator of which is the sum of (a) the aggregate principal amount of all Notes that are outstanding at the time of the offer to purchase or repay with respect to the applicable Asset Sale and
(b) the aggregate principal amount or the aggregate accreted value, as the case may be, of all other Indebtedness (other than Subordinated Indebtedness) of RCN outstanding at the time of the applicable Asset Sale Offer with respect to which RCN is required to use the applicable Excess Proceeds to offer to repay or make an offer to purchase or repay.

               "Permitted Business" means any telecommunications business (including, without limitation, the development and provision of voice, video and data transmission products, services and systems), and any business reasonably related to the foregoing.

               "Permitted Credit Facility" means (i) any senior commercial term loan and/or revolving credit facility (including any letter of credit subfacility) entered into principally with commercial banks and/or other financial institutions typically party to commercial loan agreements and (ii) any senior credit facility entered into with any vendor or supplier (or any financial institution acting on behalf of or for the purpose of directly financing purchases from such vendor or supplier) to the extent the Indebtedness thereunder is incurred for the purpose of financing the cost (including the cost of design, development, construction, manufacture or acquisition) of personal property or fixtures used, or to be used, in a Permitted Business.

               "Permitted Indebtedness" means the following Indebtedness (each of which shall be given independent effect):

               (a) Indebtedness under the Notes and the Indenture;

               (b) Indebtedness of RCN and/or any Restricted Subsidiary and/or any Restricted Affiliate outstanding on the Issue Date;

               (c) (i) Indebtedness of any Restricted Subsidiary or Restricted Affiliate owed to and held by RCN or a Restricted Subsidiary or Restricted Affiliates and (ii) Indebtedness of RCN, not secured by any Lien, owed to and held by any Restricted Subsidiary or Restricted Affiliate; provided that an incurrence of Indebtedness shall be deemed to have occurred upon
     (x) any sale or other disposition (excluding assignments as security to financial institutions) of any Indebtedness of RCN or a Restricted Subsidiary or Restricted Affiliate referred to in this clause (c) to a person (other than RCN or a Restricted Subsidiary or Restricted Affiliate) or (y) any sale or other disposition by RCN or any Restricted Subsidiary of Capital Stock of a Restricted Subsidiary or Restricted Affiliate, or Designation of an Unrestricted Subsidiary or JV Revocation of a Restricted Affiliate, which holds Indebtedness of RCN or another Restricted Subsidiary or Restricted Affiliate such that such Restricted Subsidiary or Restricted Affiliate, in any such case, ceases to be a Restricted Subsidiary or Restricted Affiliate, as the case may be;

               (d) Interest Rate Obligations of RCN and/or any Restricted Subsidiary and/or any Restricted Affiliate relating to Indebtedness of RCN and/or such Restricted Subsidiary and/or such Restricted Affiliate, as the case may be (which Indebtedness (x) bears interest at fluctuating interest rates and (y) is otherwise permitted to be incurred under the "Limitation on Additional Indebtedness" covenant), but only to the extent that the notional principal amount of such Interest Rate Obligations does not exceed the principal amount of the Indebtedness (and/or Indebtedness subject to commitments) to which such Interest Rate Obligations relate;

               (e) Indebtedness of RCN and/or any Restricted Subsidiary and/or any Restricted Affiliate in respect of performance bonds of RCN or any Restricted Subsidiary or Restricted Affiliate or surety bonds provided by RCN or any Restricted Subsidiary or Restricted Affiliate incurred in the ordinary course of business;

               (f) Indebtedness of RCN and/or any Restricted Subsidiary and/or any Restricted Affiliate to the extent it represents a replacement, renewal, refinancing or extension (a "Refinancing") of outstanding Indebtedness of RCN and/or of any Restricted Subsidiary and/or any Restricted Affiliate incurred or outstanding pursuant to clause (a), (b),
     (g) or (h) of this definition or the proviso of the covenant "Limitation on Additional Indebtedness"; provided that (1) Indebtedness of RCN may not be Refinanced to such extent under this clause (f) with Indebtedness of any Restricted Subsidiary or Restricted Affiliate, (2) Indebtedness of a Restricted Affiliate may not be Refinanced with Indebtedness of RCN or a Restricted Subsidiary in an amount exceeding the RCN Share of such Indebtedness and (3) any such Refinancing shall only be permitted under this clause (f) to the extent that (x) it does not result in a lower Average Life to Stated Maturity of such Indebtedness as compared with the Indebtedness being Refinanced and (y) it does not exceed the sum of the principal amount (or, if such Indebtedness provides for a lesser amount to be due and payable upon a declaration of acceleration thereof, an amount no greater than such lesser amount) of the Indebtedness being Refinanced plus the amount of accrued interest thereon and the amount of any reasonably determined prepayment premium necessary to accomplish such Refinancing and such reasonable fees and expenses incurred in connection therewith;

               (g) Buildout Indebtedness (including under one or more Permitted Credit Facilities); provided that no Indebtedness may be incurred under this clause (g) on any date on or after October 15, 2002;

               (h) Indebtedness of RCN and/or any Restricted Subsidiary and/or any Restricted Affiliate incurred under one or more Permitted Credit Facilities, and any Refinancings (whether an initial Refinancing or one or more successive Refinancings) of the foregoing otherwise incurred in compliance with clause (f), such that the aggregate principal amount of the Indebtedness of RCN and the Restricted Subsidiaries and the RCN Share of any Indebtedness of a Restricted Affiliate does not exceed $150 million at any time outstanding; provided, however, such amount shall be increased to $200 million if RCN shall designate as a Restricted Affiliate pursuant to the covenant "Designations of Restricted Affiliates" a Joint Venture formed to develop a Permitted Business in a Metropolitan Statistical Area which contains greater than 400,000 households;

               (i) Subordinated Indebtedness of any Restricted Affiliate owed to and held by any of the Other Partners in such Restricted Affiliate to the extent (x) such Indebtedness is incurred to fund the proportionate share (based upon equity ownership) of RCN or any Restricted Subsidiary of any mandatory capital call made by such Restricted Affiliate and in respect of which RCN or such Restricted Subsidiary has defaulted and (y) such Indebtedness is not secured by any Lien; and

               (j) in addition to the items referred to in clauses (a) through
     (j) above, Indebtedness of RCN and/or the Restricted Subsidiaries having an aggregate principal amount not to exceed $10 million at any time outstanding.

               "Permitted Investments" means (a) Cash Equivalents; (b) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers' compensation, performance and other similar deposits; (c) Interest Rate Obligations incurred in compliance with the covenant "Limitation on Additional Indebtedness"; and (d) Investments in RCN or any Restricted Subsidiary or Investments made in any person as a result of which such person becomes a Restricted Subsidiary.

               "Preferred Stock" means, with respect to any person, any and all shares, interests, participations or other equivalents (however designated) of such person's preferred or preference stock whether now outstanding, or issued after the Issue Date, and including, without limitation, all classes and series of preferred or preference stock of such person.

               "RCN Share" means, with respect to the Indebtedness of any Restricted Affiliate, an amount of such Indebtedness determined by reference to the percentage common equity interest of RCN and the Restricted Subsidiaries in such Restricted Affiliate.

               "Refinancing" has the meaning set forth in clause (f) of the definition of "Permitted Indebtedness."

               "Restricted Affiliate" means any Joint Venture designated as such pursuant to and in compliance with the covenant "Designation of Restricted Affiliates," until an effective JV Revocation in respect thereof has been made.

               "Restricted Affiliate Group" means, collectively, any Restricted Affiliate whose Capital Stock is owned directly by RCN or a Restricted Subsidiary and all of its Subsidiaries.

               "Restricted Payment" means any of the following: (i) the declaration or payment of any dividend or any other distribution on Capital Stock of RCN or any payment made to the direct or indirect holders (in their capacities as such) of Capital Stock of RCN (other than dividends or distributions payable solely in Capital Stock (other than Disqualified Stock) of RCN or in options, warrants or other rights to purchase Capital Stock
(other than Disqualified Stock) of RCN; (ii) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of RCN (other than any such Capital Stock owned by RCN or a Wholly Owned Restricted Subsidiary);
(iii) the purchase, redemption, defeasance or other acquisition or retirement for value prior to any scheduled repayment, sinking fund or maturity of any Subordinated Indebtedness (other than any Subordinated Indebtedness held by a Wholly Owned Restricted Subsidiary); or (iv) the making by RCN or any Restricted Subsidiary or any Restricted Affiliate of any Investment (other than a Permitted Investment) in any person.

               "Restricted Subsidiary" means any Subsidiary of RCN that has not been designated by the Board, by a Board Resolution delivered to the Trustee, as an Unrestricted Subsidiary pursuant to and in compliance with the covenant "Designations of Unrestricted Subsidiaries." Any such designation may be revoked by a Board Resolution delivered to the Trustee, subject to the provisions of such covenant.

               "Restricted Subsidiary Indebtedness" means Indebtedness of any Restricted Subsidiary (i) which is not subordinated to any other Indebtedness of such Restricted Subsidiary and (ii) in respect of which RCN is not also obligated (by means of a guarantee or otherwise) other than, in the case of this clause (ii), Indebtedness under any Permitted Credit Facilities.

               "Revocation" has the meaning set forth under "--Certain Covenants--Designations of Unrestricted Subsidiaries."

               "S&P" means Standard & Poor's Corporation.

               "Senior Debt Securities" means any unsubordinated debt securities (including any guarantee of such securities) issued by RCN and/or any Restricted Subsidiary and/or any Restricted Affiliate, whether in a public offering or a private placement; it being understood that the term "Senior Debt Securities" shall not include any Permitted Credit Facility or other commercial bank borrowings or similar borrowings, recourse transfers of financial assets, capital leases or other types of borrowings issued in a manner not customarily viewed as a "securities offering."

               "Starpower Joint Venture" means Starpower Communications LLC, an unregulated limited liability company organized on October 28, 1997 pursuant to a Certificate of Formation and governed by an Amended and Restated Operating Agreement dated as of December 18, 1997 between RCN Telecom Services of Washington, Inc. and Pepco Communications, L.L.C.

               "Subordinated Indebtedness" means any Indebtedness of RCN or any Guarantor which is expressly subordinated in right of payment to any other Indebtedness of RCN or such Guarantor; provided that, for purposes of the covenants "Limitation on Liens Securing Certain Indebtedness" and "Limitation on Certain Guarantees and Indebtedness of Restricted Subsidiaries and Restricted Affiliates," "Subordinated Indebtedness" means any Indebtedness of RCN or any Restricted Subsidiary or Restricted Affiliate that is expressly subordinated in right of payment to any other Indebtedness of such person.

               "Subsidiary" means, with respect to any person, (i) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors shall at the time be owned, directly or indirectly, by such person, or (ii) any other person of which at least a majority of voting interest is at the time, directly or indirectly, owned by such person. In no event shall "Subsidiary" include any Joint Venture.

               "Total Affiliate Indebtedness" means, at any date of determination, with respect to any Restricted Affiliate, the aggregate consolidated amount of all Indebtedness of such Restricted Affiliate and its Subsidiaries outstanding as of the date of determination.

               "Total Consolidated Indebtedness" means, at any date of determination, an amount equal to the sum of (i) the aggregate amount of all Indebtedness of RCN and the Restricted Subsidiaries and (ii) the sum of the RCN Share of the Indebtedness of each of the Restricted Affiliates, in each case outstanding as of the date of determination and determined on a consolidated basis.

               "Total Invested Equity Capital" means, at any time of determination, the sum of, without duplication, (i) $216.6 million plus (ii) the aggregate cash proceeds received by RCN from capital contributions in respect of existing Capital Stock (other than Disqualified Stock) or the issuance or sale of Capital Stock (other than Disqualified Stock but including Capital Stock issued upon conversion of convertible Indebtedness or from the exercise of options, warrants or rights to purchase Capital Stock (other than Disqualified Stock)) on or subsequent to the Issue Date, other than to a Restricted Subsidiary or to a Restricted Affiliate; plus (iii) the aggregate cash proceeds received by RCN or any Restricted Subsidiary from the sale, disposition or repayment of any Investment made after the Issue Date and constituting a Restricted Payment (other than any Investments made pursuant to clause (iv) of the second paragraph of the covenant "Limitation on Restricted Payments") in an amount equal to the lesser of (a) the return of capital with respect to such Investment and (b) the initial amount of such Investment, in either case, less the cost of the disposition of such Investment, plus (iv) in the case of the Revocation of the Designation of a Subsidiary as an Unrestricted Subsidiary, an amount equal to the consolidated Net Investment in such Subsidiary on the date of Revocation but not in an amount exceeding the net amount of any Investments constituting Restricted Payments made (or deemed made) in such Subsidiary after the Issue Date plus (v) in the case of the JV Designation after the Issue Date of a New Joint Venture as a Restricted Affiliate, an amount equal to the consolidated net Investment in such New Joint Venture on the date of such JV Designation but not in an amount exceeding the net amount of any Investments constituting Restricted Payments made (or deemed made) in such New Joint Venture after the Issue Date minus
(vi) the aggregate amount of all Restricted Payments (other than Restricted Payments referred to in clause (iv) or clause (iii)( B) of the second paragraph of the covenant "Limitation on Restricted Payments") declared or made on and after the Issue Date.

               "Unrestricted Subsidiary" means any Subsidiary of RCN designated as such pursuant to and in compliance with the covenant "Designations of Unrestricted Subsidiaries." Any such designation may be revoked by a Board Resolution delivered to the applicable Trustee, subject to the provisions of such covenant.

               "US Designation Amount" has the meaning set forth under "--Certain Covenants--Designation of Unrestricted Subsidiaries."

               "U.S. Government Securities" means securities that are direct obligations of the United States of America for the payment of which its full faith and credit is pledged.

               "Voting Stock" means, with respect to any person, the Capital Stock of any class or kind ordinarily having the power to vote for the election of directors or other members of the governing body of such person.

               "Wholly Owned Restricted Subsidiary" means any Restricted Subsidiary in which all of the outstanding Capital Stock is owned by RCN or another Wholly Owned Restricted Subsidiary. For the purposes of this definition, any directors' qualifying shares or investments by foreign nationals mandated by applicable law shall be disregarded in determining the ownership of a Restricted Subsidiary.

Book-entry; Delivery and Form

               The Notes will be represented by one or more permanent global notes in definitive, fully registered book-entry form (the "Global Securities") which will be registered in the name of a nominee of the Depository Trust Company ("DTC") and deposited on behalf of purchasers of the Notes represented thereby with a custodian for DTC for credit to the respective accounts of the purchasers (or to such other accounts as they may direct) at DTC.

               The Global Securities.   The Company expects that pursuant to
procedures established by DTC (a) upon issuance of the Global Securities, DTC or its custodian will credit on its internal system portions of the Global Securities which shall be comprised of the corresponding respective amounts of the Global Securities to the respective accounts of persons who have accounts with such depositary and (b) ownership of the Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee (with respect to interests of Participants (as defined below)) and the records of Participants (with respect to interests of persons other than Participants). Ownership of beneficial interests in the Global Securities will be limited to persons who have accounts with DTC ("Participants") or persons who hold interests through Participants.

               So long as DTC or its nominee is the registered owner or holder of any of the Notes, DTC or such nominee will be considered the sole owner or holder of such Notes represented by the Global Securities for all purposes under the Indenture and under the Notes represented thereby. No beneficial owner of an interest in the Global Securities will be able to transfer such interest except in accordance with the applicable procedures of DTC in addition to those provided for under the Indenture.

               Payments of the principal of, premium, if any, and interest on the Notes represented by the Global Securities will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the Company, the Trustee or any paying agent under the Indenture will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

               The Company expects that DTC or its nominee, upon receipt of any payment of the principal of, premium, if any, and interest on the Notes represented by the Global Securities, will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the Global Securities as shown on the records of DTC or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in the Global Securities held through such Participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payment will be the responsibility of such Participants.

               Transfers between Participants in DTC will be effected in accordance with DTC rules and will be settled in immediately available funds. If a holder requires physical delivery of a Certificated Security for any reason, including to sell Notes to persons in states which require physical delivery of such securities or to pledge such securities, such holder must transfer its interest in the Global Securities in accordance with the normal procedures of DTC and in accordance with the procedures set forth in the Indenture.

               Any beneficial interest in one of the Global Securities that is transferred to a person who takes delivery in the form of an interest in the other Global Security will, upon transfer, cease to be an interest in such Global Security and, accordingly, will thereafter be subject to all transfer restrictions, if any, and other procedures applicable to beneficial interests in such other Global Security for as long as it remains such an interest.

               DTC has advised the Company that DTC will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more Participants to whose account the DTC interests in the Global Securities are credited and only in respect of the aggregate principal amount of as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Indenture, DTC will exchange the Global Securities for Certificated Securities, which it will distribute to its Participants.

               DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes in accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly.

               Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the Global Securities among Participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither RCN nor either Trustee will have any responsibility for the performance by DTC or its direct or indirect participants of their respective obligations under the rules and procedures governing their operations.

               Certificated Securities.   Interests in the Global Securities
will be exchanged for Certificated Securities if (i) DTC notifies the Company that it is unwilling or unable to continue as depositary for the Global Securities, or DTC ceases to be a "Clearing Agency" registered under the Exchange Act, and a successor depositary is not appointed by the Company within 90 days, or (ii) an Event of Default has occurred and is continuing with respect to the Notes. Upon the occurrence of any of the events described in the preceding sentence, the Company will cause the appropriate Certificated Securities to be delivered.


                 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

               The following is a summary of the material United States federal income tax consequences of the ownership and disposition of the Notes to initial purchasers who are U.S. Holders (as defined below). This summary is based on the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), administrative pronouncements, judicial decisions and existing and proposed Treasury Regulations, changes to any of which subsequent to the date of this Offering Memorandum may affect the tax consequences described herein, possibly with retroactive effect. This summary discusses only Notes held as capital assets within the meaning of Section 1221 of the Code. It does not discuss all of the tax consequences that may be relevant to a holder in light of his particular circumstances or to holders subject to special rules, such as persons who are not U.S. Holders, certain financial institutions, insurance companies, dealers in securities and holders who hold the Notes as part of a straddle or a hedging or conversion transaction. Persons considering the purchase of the Notes should consult their tax advisors with regard to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

               As used herein, the term "U.S. Holder" means a beneficial owner of a Note that for United States federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or
(iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. The term also includes certain former citizens or residents of the United States.

               Original Issue Discount

               The excess of a Note's "stated redemption price at maturity" over its "issue price" will generally constitute OID for federal income tax purposes. The stated redemption price at maturity of a Note will equal the sum of all cash payments (whether denominated as principal or interest) payable on the Notes. The issue price of a Note is equal the first price to the public (not including bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers) at which a substantial amount of the Notes is sold for money. Regardless of their method of accounting, U.S. Holders of the Notes will be required to include such OID in income for federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest, before the receipt of cash payments attributable to such income. Under this method, U.S. Holders of the Notes generally will be required to include in income increasingly greater amounts of OID in successive accrual periods. Payments of stated interest on a Note will not be separately included in income, but rather will reduce a U.S. Holder's basis in a Note, as described below under "Sale, Exchange or Retirement of the Notes."

               The Company does not intend to treat the possibility of an optional redemption or repurchase of the Notes as giving rise to any additional accrual of OID or recognition of ordinary income upon redemption, sale or exchange of a Note. U.S. Holders may wish to consider that United States Treasury Regulations regarding the treatment of certain contingencies were recently issued and may wish to consult their tax advisers in this regard.

               Market Discount and Premium

               If a U.S. Holder purchased a Note for an amount that was less than its "adjusted issue price", the amount of the difference would be treated as "market discount" for federal income tax purposes, unless such difference was less than a specified de minimis amount. The adjusted issue price of a
Note is defined as the sum of the issue price of the Note and the aggregate amount of previously accrued OID, less any prior principal and interest payments on the Note.

               Under the market discount rules of the Code, a U.S. Holder will be required to treat any prior payment on, or any gain on the sale, exchange, retirement or other disposition of, a Note as ordinary income to the extent of the market discount which has not previously been included in income (pursuant to an election by the Holder to include such market discount in income as it accrues) and is treated as having accrued on such Note at the time of such payment or disposition. If such Note is disposed of in a nontaxable transaction (other than as provided in Code Sections 1276(c) and (d)), accrued market discount will be includible as ordinary income to the U.S. Holder as if such Holder had sold the Note at its then fair market value. In addition, the U.S. Holder may be required to defer, until the maturity of the Note or its earlier disposition (including a nontaxable transaction other than as provided in Code Sections 1276(c) and (d)), the deduction of all or a portion of the interest expense on any indebtedness incurred or maintained to purchase or carry such Note.

               A U.S. Holder who purchased a Note for an amount that was greater than its adjusted issue price but less than its stated redemption price at maturity would be considered to have purchased such Note at an "acquisition premium". Under the acquisition premium rules of the Code and the regulations thereunder, unless such Holder makes the election described under "Election to Treat all Interest as Original Issue Discount" below, the amount of OID which such Holder must include in its gross income with respect to such Note for any taxable year will be reduced by the portion of such acquisition premium properly allocable to such year.

               Election to Treat All Interest as Original Issue Discount

               A U.S. Holder may elect to include in gross income all interest that accrues on a Note using the constant-yield method described above under the heading "Original Issue Discount", with the modifications described below. For purposes of this election, interest includes stated interest, OID, de minimis OID, market discount, de minimis market discount and unstated interest, as adjusted by any acquisition premium.

               In applying the constant-yield method to a Note with respect to which this election has been made, the issue price of the Note will equal the electing U.S. Holder's adjusted basis in the Note immediately after its acquisition and the issue date of the Note will be the date of its acquisition by the electing U.S. Holder. This election will generally apply only to the Note with respect to which it is made and may not be revoked without the consent of the Internal Revenue Service.

               If the election to apply the constant-yield method to all interest on a Note is made with respect to a Note with market discount, the electing U.S. Holder will be treated as having made the election discussed above under "Market Discount" to include market discount in income currently over the life of all debt instruments held or thereafter acquired by such U.S. Holder.

               Applicable High Yield Discount Obligations

               The Notes will be "applicable high yield discount obligations" ("AHYDOs"), as defined in the Code, if the yield to maturity of such Notes exceeds the "applicable Federal rate" in effect at the time of their issuance (the "AFR") plus five percentage points. Under the rules applicable to AHYDOs, if the Notes are AHYDOs, a portion of the OID that accrues on the Notes may not be deductible by the Company at any time. The non-deductible portion of the OID will be an amount that bears the same ratio to such OID as
(i) the excess of the yield to maturity of the Notes over the AFR plus six percentage points bears to (ii) the yield to maturity of the Notes. To the extent that the non-deductible portion of OID would have been treated as a dividend if it had been distributed with respect to the Company's stock, it will be treated as a dividend to holders of the Notes for purposes of the rules relating to the dividends received deduction for corporate holders. In addition, if the Notes are AHYDOs, any remaining OID on the Notes will not be deductible by the Company until such OID is paid.

               Sale, Exchange or Retirement of the Notes

               Upon the sale, exchange or retirement of a Note, a U.S. Holder will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and such U.S. Holder's adjusted tax basis in the Note. A U.S. Holder's adjusted tax basis in a Note will generally equal the cost of such Note to the Holder, increased by the amount of any market discount and OID previously included in income by such U.S. Holder with respect to such Note and reduced by any principal and interest payments received by the U.S. Holder. Except as otherwise described under "Market Discount and Premium" above, gain or loss realized on the sale, exchange or retirement of a Note will be capital gain or loss. Recently enacted legislation includes substantial changes to the federal taxation of capital gains recognized by individuals, including a 20% maximum tax rate for certain gains from the sale of capital assets held for more than 18 months. The deduction of capital losses is subject to certain limitations.
Prospective investors should consult their tax advisors regarding the treatment of capital gains and losses.

               Backup Withholding and Information Reporting

               Certain noncorporate U.S. Holders may be subject to backup withholding at a rate of 31% on payments of principal, premium and interest (including OID) on, and the proceeds of a disposition of, a Note. Backup withholding will apply only if the U.S. Holder (i) fails to furnish its Taxpayer Identification Number ("TIN") which, in the case of an individual, would be his or her Social Security Number, (ii) furnishes an incorrect TIN,
(iii) is notified by the IRS that it has failed to properly report payments of interest and dividends or (iv) under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct TIN and has not been notified by the IRS that it is subject to backup withholding. U.S. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption if applicable.

               The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder's United States federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the IRS.

               The Company will furnish annually to the IRS and to record holders of the Notes (other than with respect to certain exempt holders) information relating to the stated interest and the OID accruing during the calender year. Such information will be based on the amount of OID that would have accrued to a U.S. Holder who acquired the Note on original issue.


                                 UNDERWRITING

               Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement") among RCN and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation, NationsBanc Montgomery Securities, Inc. and Salomon Brothers Inc (together, the "Underwriters"), RCN has agreed to sell to each of the Underwriters and each of the Underwriters has agreed to purchase from RCN the aggregate principal amount at maturity of the Notes set forth opposite its name below. The Underwriters will be obligated to purchase all the Notes, if any are purchased.

                                                          Principal Amount at
               Underwriters                              Maturity of the Notes
               ------------                              ---------------------
Merrill Lynch, Pierce, Fenner & Smith
               Incorporated..........................    $
Donaldson, Lufkin & Jenrette Securities Corporation..
NationsBanc Montgomery Securities, Inc...............
Salomon Brothers Inc.................................
                                                         ---------------------
 Total...............................................    $
                                                         =====================

               The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the Notes are subject to, among other conditions, the delivery of certain legal opinions by their counsel.

               The Underwriters propose to offer part of the Notes offered hereby directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a
concession not in excess of $        of the principal amount of the Notes.
Any Underwriter may allow, and such dealers may reallow, a concession not in
excess of $       of the principal amount of the Notes to other Underwriters or to certain other dealers. After the Offering, the offering price and other selling terms may from time to time be varied by the Underwriters.

               The Underwriting Agreement provides that RCN will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and will contribute to payments that the Underwriters may be required to make in respect thereof.

               In connection with the Offering, certain persons participating in the Offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes and after the Offering. Specifically, the Underwriters may bid for and purchase the Notes in the open market to stabilize the price of the Notes. The Underwriters may also overallot the Offering, creating a syndicate short position, and may bid for and purchase the Notes in the open market to cover the syndicate short position. In addition, the Underwriters may bid for and purchase the Notes in market-

making transactions and impose penalty bids. These activities may stabilize or maintain the market price of the Notes above market levels that may otherwise prevail. The Underwriters are not required to engage in these activities and, if commenced, may end these activities at any time.

               The Company has agreed that it will not, for a period of 120 days from the date of the Offering Memorandum, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, directly or indirectly, offer, sell, grant any option to purchase or otherwise dispose of any debt securities of the Company or any of its subsidiaries.

               Certain of the Representatives and their affiliates have provided and are currently providing investment banking and related services to the Company and its affiliates, for which they have received or are receiving customary compensation, and may continue to do so in the future. Each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, NationsBanc Montgomery Securities LLC and Salomon Brothers Inc acted as initial purchasers in the offering of the 1997 Notes and the 1998 Notes and received customary discounts and commissions in connection therewith.

               Prior to the Offering, there has been no active market for the Notes and there can be no assurance as to the development or liquidity of any market for the Notes. The Underwriters have indicated to RCN that they intend to make a market in the Notes, but they are under no obligation to do so and such market-making could be discontinued at any time without notice, at their sole discretion.

                                 LEGAL MATTERS

               The validity of the Notes offered hereby is being passed on for the Company by Davis Polk & Wardwell, New York, New York. Certain legal matters relating to the Notes will be passed upon for the Underwriters by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York.

                                    EXPERTS

               The consolidated financial statements of RCN Corporation as of December 31, 1997 and 1996, and for the years ended December 31, 1997, 1996 and 1995, appearing in this Prospectus and Registration Statement (defined below) have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement and have been so included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

               The financial statements of Erols Internet, Inc. at December 31, 1996 and 1997 and for the period from August 1, 1995 (inception) to December 31, 1995 and for the years ended December 31, 1996 and 1997, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                            ADDITIONAL INFORMATION

               The Company has filed with the Commission a Registration Statement on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act, with respect to the Notes offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Shares, reference is hereby made to such Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

               The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith is required to file reports and other information with the Commission. The Registration Statement, as well as such reports and other information filed by the Company with the Commission, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained by mail from the Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. In addition, such reports and other information concerning the Company may also be inspected at the offices of the National Association of Securities Dealers Automated Quotation at 1735 K Street, N.W., Washington, D.C. 20006.



                         INDEX TO FINANCIAL STATEMENTS

                                RCN Corporation

Report of Independent Accountants...........................................F-1
Consolidated Statements of Operations for the three years
  ended December 31, 1997, 1996 and 1995....................................F-2
Consolidated Balance Sheets at December 31, 1997 and 1996...................F-3
Consolidated Statements of Cash Flows for the three years
  ended December 31, 1997, 1996 and 1995....................................F-4
Consolidated Statements of Changes in Shareholders' Equity
  for the years ended December 31, 1997, 1996 and 1995......................F-7
Notes to Consolidated Financial Statements..................................F-8
Condensed Consolidated Statements of Operations--Quarters
  Ended March 31, 1998 and 1997............................................F-32
Condensed Consolidated Balance Sheets March 31, 1998
  and December 31, 1997....................................................F-33
Condensed Consolidated Statements of Cash Flows--Quarters
  Ended March 31, 1998 and 1997............................................F-34
Notes to Condensed Consolidated Financial Statements.......................F-36

                             Erols Internet, Inc.

Report of Ernst & Young LLP, Independent Auditors..........................F-41
Balance Sheets as of December 31, 1996 and 1997............................F-42
Statements of Operations for the period from August 1, 1995
  (inception) to December 31, 1995 and the years ended
  December 31, 1996 and 1997...............................................F-43
Statements of Stockholders' Deficit for the period
  from August 1, 1995 (inception) to December 31, 1995
  and the years ended December 31, 1996 and 1997...........................F-44
Statements of Cash Flows for the period from
  August 1, 1995 (inception) to December 31, 1995 and
  the years ended December 31, 1996 and 1997...............................F-45
Notes to Financial Statements..............................................F-46


                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Shareholders of RCN Corporation:

               We have audited the accompanying consolidated balance sheets of RCN Corporation and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

               We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial
statements.   An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

               In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of RCN Corporation and Subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Coopers & Lybrand L.L.P.
2400 Eleven Penn Center
Philadelphia, Pennsylvania
March 13, 1998
(except Note 2, as to which
the date is May 20, 1998)


                       RCN CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (Thousands of Dollars Except Per Share Amounts)


                                                                                      For the Years Ended December 31,
                                                                              --------------------------------------------------
                                                                                1997                1996                1995
                                                                                ----                ----                ----
Sales..................................................................          $127,297             $104,910           $91,997
Costs and expenses, excluding depreciation and amortization............           134,967               79,107            75,003
Nonrecurring charges...................................................            10,000                  --                 --
Depreciation and amortization..........................................            53,205               38,881            22,336
                                                                                 --------             --------           -------
Operating (loss).......................................................           (70,875)             (13,078)           (5,342)
Interest income........................................................            22,824               25,602            29,001
Interest expense.......................................................           (25,602)             (16,046)          (16,517)
Other income (expense), net...................................................        131                 (546)             (304)
                                                                                 --------             --------           -------
(Loss) income before income taxes......................................           (73,522)              (4,068)            6,838
(Benefit) provision for income taxes...................................           (20,849)                 979             1,119
(                                                                                 --------             --------           -------
Loss) income before minority interest and equity in unconsolidated
 entities..............................................................           (52,673)              (5,047)            5,719
Minority interest in loss (income) of consolidated entities............             7,296                1,340              (144)
Equity in (loss) of unconsolidated entities............................            (3,804)              (2,282)           (3,461)
                                                                                 --------             --------           -------
(Loss) income before extraordinary item................................           (49,181)              (5,989)            2,114
Extraordinary charge - debt prepayment penalty, net of tax of $1,728...            (3,210)                  --                --
                                                                                 --------             --------           -------
Net (loss) income......................................................          $(52,391)            $ (5,989)           $2,114
                                                                                 ========             ========           =======





Basic earnings per average common share:
Income (loss) before extraordinary charge..............................    $        (0.89)    $          (0.11)    $         0.04
Extraordinary charge - debt prepayment penalty.........................    $        (0.06)                   --                --
Net income (loss) to shareholders......................................    $        (0.95)    $          (0.11)    $         0.04
Weighted average shares outstanding....................................        54,965,716           54,918,394         54,890,334

Diluted earnings per average common share:
Income (loss) before extraordinary charge..............................    $        (0.89)    $          (0.11)    $         0.04
Extraordinary charge - debt prepayment penalty.........................    $        (0.06)                   --                --
Net income (loss) to shareholders......................................    $        (0.95)    $          (0.11)    $         0.04
Weighted average shares and common stock equivalents outstanding               54,965,716           54,918,394         54,890,334




                       RCN CORPORATION AND SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS
                            (Thousands of Dollars)

                                                                                                       December 31,
                                                                                                    -----------------------
                                                                                                      1997           1996
                                                                                                    ----------     --------
ASSETS
Current assets
 Cash and temporary cash investments.........................................................        $222,910       $61,843
 Short-term investments......................................................................         415,603        46,831
 Accounts receivable from related parties....................................................           9,829        12,614
 Accounts receivables, net of reserve for doubtful accounts of $2,134 in 1997 and $861
   in 1996...................................................................................          17,815        10,413
 Unbilled revenues...........................................................................           1,695           844
 Material and supply inventory, at average cost..............................................           2,745         1,140
 Prepayments and other.......................................................................           5,314         4,556
 Deferred income taxes.......................................................................           4,821         4,371
 Investments restricted for debt service.....................................................          22,500            --
                                                                                                   ----------      --------
Total current assets                                                                                  703,232       142,612
                                                                                                   ----------      --------
Notes receivable - affiliates................................................................              --       155,481
Property, plant and equipment, net of accumulated depreciation of $107,419 in 1997
 and $84,529 in 1996.........................................................................         200,340       135,828
Investments restricted for debt service......................................................          39,411            --
Investments..................................................................................          70,424        76,547
Intangible assets, net.......................................................................          96,547        93,471
Deferred charges and other assets............................................................          41,038        24,146
                                                                                                   ----------      --------
Total assets.................................................................................      $1,150,992      $628,085
                                                                                                   ==========      ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
 Accounts payable to related parties.........................................................          $3,748        $4,880
 Accounts payable............................................................................          24,835        13,642
 Advance billings and customer deposits......................................................           7,318         6,859
 Accrued taxes...............................................................................             488         1,950
 Accrued interest............................................................................           5,549         5,041
 Accrued contract settlements................................................................           3,126         3,565
 Accrued cable programming expense...........................................................           3,498         3,188
 Accrued expenses............................................................................          21,143        18,167
                                                                                                   ----------      --------
Total current liabilities....................................................................          69,705        57,292
                                                                                                   ----------      --------
Long-term debt...............................................................................         686,103       131,250
Notes payable - affiliates...................................................................              --        11,854
Deferred income taxes........................................................................          19,612        28,245
Other deferred credits.......................................................................           2,596         3,290
Minority interest............................................................................          16,392         5,389
Commitments and contingencies................................................................
Preferred stock..............................................................................              --            --
Common shareholders' equity..................................................................         356,584       390,765
                                                                                                   ----------      --------
Total liabilities and shareholders' equity...................................................      $1,150,992      $628,085
                                                                                                   ==========      ========



                                                                                        For the Years Ended December 31,
                                                                                    -------------------------------------------
                                                                                      1997             1996            1995
                                                                                      ----             ----            ----
Cash Flows from operating activities
 Net income (loss)...........................................................         $(52,391)        $(5,989)         $2,114
 Gain on pension curtailment/settlement......................................               --          (3,437)             --
 Accretion of discounted debt................................................            8,103              --              --
 Gain on sale of partnership interest........................................             (661)             --              --
 Extraordinary item - debt prepayment penalty................................            3,210              --              --
 Depreciation and amortization...............................................           53,205          38,881          22,336
 Deferred income taxes and investment tax credits, net.......................          (10,503)         (6,477)          6,696
 Provision for losses on accounts receivable.................................            2,732           1,788             614
 Equity in loss of unconsolidated entities...................................            3,804           2,282           3,461
 Minority interest...........................................................           (7,296)         (1,340)            144
 Net change in certain assets and liabilities, net of business acquisitions:
   Accounts receivable and unbilled revenues.................................          (14,979)         (3,780)         (5,550)
   Material and supply inventory.............................................           (1,605)           (814)            777
   Accounts payable..........................................................           11,193           2,954           3,983
   Accrued expenses..........................................................            3,353           4,283           2,783
   Accounts receivable from related parties..................................            3,180           1,572          11,860
   Accounts payable to related parties.......................................           (1,132)         (5,448)           (419)
   Other, net................................................................              367             597             529
 Other.......................................................................            1,081          (1,241)           (769)
                                                                                     ---------        --------        --------
Net cash provided by operating activities....................................            1,661          23,831          48,559
                                                                                     ---------        --------        --------

Cash flows from investing activities
 Additions to property, plant and equipment..................................          (79,042)        (38,548)        (29,854)
 Purchase of short-term investments..........................................         (445,137)        (75,091)       (238,257)
 Sales and maturities of short-term investments..............................           76,923         149,086         245,112
 Acquisitions, net of cash acquired..........................................          (30,490)        (30,090)       (121,147)
 Purchase of loan receivable.................................................              --          (13,088)             --
 Proceeds from sale of partnership interest..................................            1,900              --              --
 Other.......................................................................              (14)         (1,646)         (2,057)
                                                                                     ---------        --------        --------
Net cash used in investing activities........................................         (475,860)         (9,377)       (146,203)
                                                                                     ---------        --------        --------
Cash flows from financing activities
 Redemption of long-term debt................................................         (141,250)        (44,750)        (28,741)
 Issuance of long-term debt..................................................          688,000          19,000          19,300
 Change in affiliate notes, net..............................................           97,624          32,802          (6,130)
 Extraordinary item - debt prepayment penalty................................           (3,210)             --              --
 Payments made for debt financing costs......................................          (19,743)             --              --
 Cash contribution from joint venture partner................................            9,016              --              --
 (Increase) related to investments restricted for debt service...............          (61,250)             --              --
 Proceeds from issuance of stock.............................................              230              --              --
 Transfers from C-TEC........................................................           89,323          78,550         132,707
 Transfers (to) C-TEC........................................................          (23,474)        (76,211)       (148,339)
                                                                                     ---------        --------        --------
Net cash provided by (used in) financing activities..........................          635,266           9,391         (31,203)
                                                                                     ---------        --------        --------
Net increase (decrease) in cash and temporary cash investments...............          161,067          23,845        (128,847)
Cash and temporary cash investments at beginning of year.....................           61,843          37,998         166,845
                                                                                     ---------        --------        --------
Cash and temporary cash investments at end of year...........................        $ 222,910        $ 61,843        $ 37,998
                                                                                     =========        ========        ========

Supplemental disclosures of cash flow information
Cash paid during the periods for:
 Income taxes................................................................        $   1,090       $     549       $     497
                                                                                     =========        ========        ========
 Interest (net of amounts capitalized).......................................         $ 16,536        $ 16,046        $ 16,404
                                                                                     =========        ========        ========



Supplemental Schedule of Non-Cash Investing and Financing Activities

In March 1997, the Company acquired the portion of Freedom which it did not already own. The transaction was accounted for as a purchase. A summary of the transaction is as follows:

 Cash paid....................................................    $40,000
 Non-capitalizable costs .....................................    (10,000)
 Reduction of minority interest...............................     (3,812)
                                                                 --------
Fair value of assets acquired................................     $26,188
                                                                 ========

In 1996, C-TEC acquired an 80.1% interest in Freedom New York, L.L.C. The acquisition was accounted for as a purchase. A summary of the acquisition is as follows:

Cash paid.....................................................    $28,906
Liabilities assumed...........................................      7,621
Deferred tax asset recognized.................................       (167)
Minority interest recognized..................................      6,188
                                                                 --------
Fair value of assets acquired.................................    $42,548
                                                                 ========

In 1995, C-TEC acquired all the outstanding Common Stock of Twin County Trans Video, Inc. and a related covenant not to compete. The consideration for the acquisition was as follows:

Cash paid (including $1,000 deposit in 1994)..................    $37,313
Issuance of 5% Promissory Note................................      4,000
Capital contribution by stockholder...........................     39,493
Liabilities assumed...........................................     16,364
Deferred tax liability incurred...............................     33,797
                                                                 --------
Fair value of assets acquired.................................   $130,967
                                                                 ========

In 1996, the $4,000 promissory note was canceled and the Company paid cash of $500 in settlement of certain purchase price adjustments.

Certain intercompany accounts receivable and payable and intercompany note balances were transferred to Shareholders' Net Investment in connection with the Distribution.

BECO's contribution of the IRU to the RCN-BECOCOM joint venture (Note 7(a)) is reflected as "Advanced Fiber Plant" as its fair value.



                        RCN CORPORATION AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              For the Years Ended December 31, 1997, 1996 and 1995


                            (Thousands of Dollars)

                                      Common Shares              Additional                              Cumulative        Total
                                       Issued and      Common       Paid                  Shareholder's  Translation   Shareholder's
                                       Outstanding     Stock     in Capital     Deficit  Net Investment   Adjustment       Equity
                                      -------------  ---------   -----------  ---------- --------------- ------------  -------------
Balance December 31, 1994 .........         1,400    $       1    $          $    --      $   372,846    $      --      $   372,847
  Net Income ......................                                                             2,114                         2,114
  Transfers from C-TEC ............                                                            21,714                        21,714
  Cumulative translation adjustment                                                                           (2,606)        (2,606)
                                       ----------    ---------    --------   ---------    -----------    -----------    -----------
Balance, December 31, 1995 ........         1,400            1                                396,674         (2,606)       394,069
  Net loss ........................                                                            (5,989)                       (5,989)
  Transfers from C-TEC ............                                                             3,134                         3,134
  Cumulative translation adjustment                                                                             (449)          (449)
                                       ----------    ---------    --------   ---------    -----------    -----------    -----------
Balance, December 31, 1996 ........         1,400            1        --          --          393,819         (3,055)       390,765
  Net loss from 1/1/97 through
    9/30/97 .......................                                                           (35,275)                       35,275
  Net loss from 10/1/97 through
    12/31/97 ......................                                            (17,116)                                     (17,116)
  Transfers from C-TEC ............                                                            17,980                        17,980
  Common stock issued in connection
    with the distribution .........    54,967,952       54,968     321,556                   (376,524)                           --
  Issuance of common stock ........        20,518           20         210                                                      230
                                       ----------    ---------    --------   ---------    -----------    -----------    -----------
Balance, December 31, 1997 ........    54,989,870    $  54,989    $321,766   $ (17,116)   $        --    $    (3,055)   $   356,584
                                       ==========    =========    ========   =========    ===========    ===========    ===========


                                 RCN CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  (Thousands of Dollars Except Per Share Data)




1. BACKGROUND AND BASIS OF PRESENTATION

               Prior to September 30, 1997, RCN Corporation (the "Company" or "RCN") was operated as part of C-TEC Corporation ("C-TEC"). On September 30, 1997, C-TEC distributed 100 percent of the outstanding shares of common stock of its wholly owned subsidiaries, RCN Corporation ("RCN") and Cable Michigan, Inc. ("Cable Michigan") to holders of record of C-TEC's Common Stock and C-TEC's Class B Common Stock as of the close of business on September 19, 1997 (the "Distribution") in accordance with the terms of a Distribution Agreement dated September 5, 1997 among C-TEC, RCN and Cable Michigan. RCN consists primarily of C-TEC's bundled residential voice, video and Internet access operations in the Boston to Washington, D.C. corridor, its existing New York, New Jersey and Pennsylvania cable television operations, a portion of its long distance operations and its international investment in Megacable, S.A. de C.V. ("Megacable"). Cable Michigan, Inc. consists of C-TEC's Michigan cable operations, including its 62% ownership in Mercom, Inc. In connection with the Distribution, C-TEC changed its name to Commonwealth Telephone Enterprises, Inc. ("CTE").

               The consolidated financial statements have been prepared using the historical basis of assets and liabilities and historical results of operations of all wholly and majority owned subsidiaries. However, the historical financial information presented herein reflects periods during which the Company did not operate as an independent company and accordingly, certain assumptions were made in preparing such financial information. Such information, therefore, may not necessarily reflect the results of operations, financial condition or cash flows of the Company in the future or what they would have been had the Company been an independent, public company during the reporting periods. All material intercompany transactions and balances have been eliminated. Investments accounted for by the equity method include a 40% interest in Megacable, a Mexican cable television system operator. Joint ventures which the Company controls and in which the minority investors do not possess significant veto rights are consolidated. Other joint ventures are accounted for by the equity method.

               C-TEC's corporate services group has historically provided substantial support services such as finance, cash management, legal, human resources, insurance and risk management and its financial statements are included in the consolidated financial statements of the Company. Prior to the Distribution, the corporate office allocated the cost for these services pro rata among the business units supported primarily based on assets; contribution to consolidated earnings before interest, depreciation, amortization, and income taxes; and number of employees. In the opinion of management, the method of allocating these costs is reasonable; however, the costs of these services remaining with the Company after allocation to C-TEC's other business units are not necessarily indicative of the costs that would
have been incurred by the Company on a stand-alone basis.   Also included in
the Company's consolidated financial statements are the financial statements of the corporate financial services company which invests excess cash of, and advances funds to the Company and prior to the Distribution, C-TEC. The financial services company charges interest expense on outstanding advances and pays interest income on excess cash invested for affiliates.

               CTE, RCN and Cable Michigan have entered into certain agreements providing for the Distribution, and governing various ongoing relationships, including the provision of support services, between the three companies, including a distribution agreement and a tax-sharing agreement.

               2.  SEGMENT INFORMATION

               The Company has elected to adopt Statement of Financial Accounting Standards No. 131-- "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131") in the first quarter of 1998 and has retroactively restated its segment disclosures.

               The Company's operations involve developing an advanced fiber network to provide a bundled service package of voice, video and data services to new customers in high density markets and migrating as many customers as is economically justified to the single source network, including customers which were served by the Company's previously separate lines of business for which profitability was separately measurable and monitored. While the Company's chief decision makers monitor the revenue streams of the various products, operations are managed and financial performance is evaluated based upon the delivery of multiple services to customers over a single network. This allows the Company to leverage its network costs to maximum profitability. As a result, there are many shared expenses generated by the various revenue streams; because management believes that any allocation of the expenses incurred on a single network to multiple revenue streams would be impractical and arbitrary, management does not currently make such allocations internally. The chief decision makers do, however, monitor financial performance in a way which is different from that depicted in the Company's historical general purpose financial statements.

               The Company manages operations and evaluates operating financial performance on a pro forma total RCN basis, which reflects the consolidation of all domestic joint ventures, including those not consolidated under generally accepted accounting principles. The same net loss results on both a historical and pro forma total RCN basis since the outside ownership of the joint venture, which is consolidated only in the pro forma total RCN information, is reflected as minority interest in the pro forma total RCN information. Such results are as follows:

                                                                                            Pro Forma Total RCN
                                                                                                Year Ended
                                                                                               December 31,
                                                                                     -----------------------------------
                                                                                     1997           1996          1995
Sales:
 Voice........................................................................        $4,007          $830          $237
 Video........................................................................       103,371        87,470        65,699
 Data.........................................................................            41             4            --
 Commercial and other.........................................................        19,878        16,606        26,061
                                                                                     -------       -------       -------
Total Sales...................................................................       127,297       104,910        91,997
Costs and expenses, excluding depreciation and amortization:
 Direct expenses..............................................................        51,757        35,226        39,604
 Operating, selling, general and administrative...............................        83,422        43,881        35,399
                                                                                     -------       -------       -------
EBITDA before nonrecurring charge.............................................        (7,882)       25,803        16,994
Depreciation and amortization.................................................        53,205        38,881        22,336
Nonrecurring charge...........................................................        10,000            --            --
                                                                                     -------       -------       -------
Operating loss................................................................       (71,087)      (13,078)       (5,342)
Interest income...............................................................        22,824        25,602        29,001
Interest expense..............................................................       (25,602)      (16,046)      (16,517)
Other (expense), net..........................................................           131          (546)         (304)
                                                                                     -------       -------       -------
(Loss) income before income taxes.............................................       (73,734)       (4,068)        6,838
(Benefit) provision for income taxes..........................................       (20,849)          979         1,119
                                                                                     -------       -------       -------
(Loss) income before equity in unconsolidated entities, minority interest
 and extraordinary item.......................................................       (52,885)       (5,047)        5,719
Equity in loss of unconsolidated entities.....................................        (3,698)       (2,282)       (3,461)
Minority interest in loss (income) of consolidated entity.....................         7,402         1,340          (144)
                                                                                     -------       -------       -------
(Loss) income before extraordinary item.......................................       (49,181)       (5,989)        2,114
Extraordinary charge -- debt prepayment penalty...............................        (3,210)           --            --
                                                                                     -------       -------       -------
Net (loss) income.............................................................      $(52,391)      $(5,989)       $2,114
                                                                                     =======       =======        ======


3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

               Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

               Cash and Temporary Cash Investments - For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be temporary cash investments. Temporary cash investments are stated at cost which approximates market.

               Short Term Investments and Investments Restricted for Debt Service - Management determines the appropriate classification of its investments in debt and equity securities at the time of purchase and reevaluates such determination at each balance sheet date in accordance with Statement of Financial Accounting Standards No. 115 -- "Accounting for Certain Investments in Debt and Equity Securities." At December 31, 1997 and 1996, marketable debt and equity securities have been categorized as available for sale. The Company states its short term investments at cost, which approximates market. Investments restricted for debt service have been categorized as held to maturity.

               Property, Plant and Equipment and Depreciation - Property, plant and equipment reflects the original cost of acquisition or construction, including payroll and related costs such as taxes, pensions and other fringe benefits, and certain general administrative costs.

               Depreciation is provided on the straight-line method based on the useful lives of the various classes of depreciable property. The average estimated lives of depreciable property, plant and equipment are:



                                                          Lives
                                                          -----
Hybrid fiber/coaxial plant                             5-22 years
Advanced fiber plant                                   10-15 years
Wireless & other plant                                   5 years
Buildings and leasehold improvements                   5-45 years
Furniture, fixtures and vehicles                       3-10 years
Other                                                    3 years

               Repairs of all property, plant and equipment and minor replacements and renewals are charged to expense as incurred. Major replacements and betterments are capitalized. Gain or loss is recognized on major retirements and dispositions.

               Intangible Assets - Intangible assets are amortized on a straight-line basis over the expected period of benefit ranging from 2 to 15 years.

               Accounting for Impairments - The Company follows the provisions of Statement of Financial Accounting Standards No. 121 -- "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of " ("SFAS 121"). SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected net future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of an impairment loss for long-lived assets and identifiable intangibles expected to be held and used is based on the fair value of the asset.

               No impairment losses have been recognized by the Company pursuant to SFAS 121.

               Revenue Recognition - Local telephone service revenue is recorded as earned based on tariffed rates. Long distance telephone service revenue is recorded based on minutes of traffic processed and tariffed rates or contracted fees. Revenues from cable programming services are recorded in the month the service is provided. Internet access service revenues are recorded based on contracted fees.

               Advertising Expense - Advertising costs are expensed as incurred. Advertising expense charged to operations was $12,203, $1,441 and $862 in 1997, 1996 and 1995, respectively.

               Stock Based Compensation - The Company applies Accounting Principles Board Opinion No. 25 -- "Accounting for Stock Issued to Employees" ("APB 25") in accounting for its stock plans. The Company has adopted the disclosure - only provisions of Statement of Financial Accounting Standards No. 123 -- "Accounting for Stock-Based Compensation" ("SFAS 123").

               Earnings (loss) per share - The Company has adopted statement of Financial Accounting Standards No. 128 -- "Earnings Per Share" ("SFAS 128"). Basic earnings (loss) per share is computed based on net income (loss) divided by the weighted average number of shares of common stock outstanding during the period.

               Diluted earnings (loss) per share is computed based on net income (loss) divided by the weighted average number of shares of common stock outstanding during the period after giving effect to convertible securities considered to be dilutive common stock equivalents. The conversion of stock options during periods in which the Company incurs a loss from continuing operations is not assumed since the effect is anti-dilutive. The number of stock options which would have been converted in 1997 and have a dilutive effect if the Company had income from continuing operations is 517,506.

               For periods prior to October 1, 1997, during which the Company was a wholly owned subsidiary of C-TEC, earnings (loss) per share was calculated by dividing net income (loss) by the number of average common shares of C-TEC outstanding, based upon a distribution ratio of one share of Company common equity for each share of C-TEC common equity owned.

                                                                      Years Ended December 31,
                                                           ----------------------------------------------
                                                               1997             1996             1995
                                                               ----             ----             ----
Income (loss) before extraordinary charge..............        $(49,181)         $(5,989)          $2,114
Basic earnings per average common share:
Average shares outstanding.............................      54,965,716       54,918,394       54,890,334
(Loss) income per average common share.................    $      (0.89)     $      (0.11)    $     (0.04)
Diluted earnings per average common share:
Average shares outstanding.............................      54,965,716       54,918,394       54,890,334
Dilutive shares resulting from stock options...........              --               --               --
                                                           ------------     ------------     ------------
                                                             54,965,716       54,918,394       54,890,334
                                                           ============     ============     ============
(Loss) income per average common share.................    $      (0.89)    $      (0.11)    $     (0.04)


               Income Taxes - The Company and its subsidiaries report income for federal tax purposes on a consolidated basis. Prior to the Distribution, the Company and its subsidiaries were included in the consolidated federal income tax return of C-TEC. Income tax expense is allocated to subsidiaries on a separate return basis except that the Company's subsidiaries receive benefit for the utilization of net operating losses and investment tax credits included in the consolidated return even if such losses and credits could not have been used on a separate return basis. The Company accounts for income taxes using Statement of Financial Accounting Standards No. 109 -- "Accounting for Income Taxes." The statement requires the use of an asset and liability approach for financial reporting purposes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between financial reporting basis and tax basis of assets and liabilities. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

               Investment tax credits ("ITC") for the Company have been deferred in prior years and are being amortized over the average lives of the applicable property.

               Foreign Currency Translation - The Company has a 40% interest in Megacable. For purposes of determining its equity in the earnings of Megacable, the Company translates the revenues and expenses of Megacable into U.S. dollars at the average exchange rates that prevailed during the period. Assets and liabilities are translated into U.S. dollars at the rates in effect at the end of the fiscal period. Prior to 1997, the Company's share of the gains or losses that result from this process are shown in the cumulative translation adjustment account in the common shareholders' equity section of the balance sheet. Effective January 1, 1997, since the three-year cumulative rate of inflation at December 31, 1996 exceeded 100%, Mexico is treated for accounting purposes as having a highly inflationary economy. As a result, the financial statements of Megacable are remeasured as if the functional currency were the U.S. dollar. The remeasurement of the Mexican peso into U.S. dollars creates translation adjustments which are included in net income. The Company's proportionate share of gains and losses resulting from transactions of Megacable, which are made in currencies different from its own, are included in income as they occur.

               4.  BUSINESS COMBINATIONS

               The following business combinations were transacted by wholly owned subsidiaries of C-TEC. The acquired businesses were transferred to the Company in connection with the Distribution.

               On August 30, 1996, FNY Holding Company, Inc., formerly a wholly owned subsidiary of C-TEC ("FNY") acquired from Kiewit Telecom Holdings, C-TEC's controlling shareholder at the time, an 80.1% interest in Freedom New York, LLC and all related rights and liabilities ("Freedom") for cash consideration of approximately $29,000. In addition, FNY assumed liabilities of approximately $7,600. (In March 1996, Freedom had acquired the wireless cable television business of Liberty Cable Television). The acquisition was accounted for as a purchase, and accordingly, Freedom is included in the Company's consolidated financial statements since September 1996. The full fair value of assets acquired and liabilities assumed has been reflected in the Company's financial statements with minority interest reflecting the separate 19.9% ownership.

               FNY allocated the purchase price paid on the basis of the fair value of property, plant and equipment and identifiable intangible assets acquired and liabilities assumed. There was no excess cost over fair value of net assets acquired.

               Contingent consideration of $15,000 was payable in cash and was to be based upon the number of net eligible subscribers, as defined in the Acquisition Agreement, in excess of 16,563 delivered to the Company. The contingent consideration is not included in the acquisition cost total above but was to have been recorded when and if the future delivery of subscribers occurred. In addition, FNY paid $922 to Kiewit Telecom Holdings which represents compensation for foregone interest on the amount invested by Kiewit Telecom Holdings in Freedom. This amount has been charged to operations.

               On March 21, 1997, the Company paid $15,000 in full satisfaction of contingent consideration payable for the original acquisition of Freedom. Additionally, pursuant to the terms of the Freedom Operating Agreement, the assets of RCN Telecom Services of New York, Inc., a wholly-owned subsidiary of RCN, were contributed to Freedom, in which the Company had an 80.1% ownership interest prior to such contribution. Subsequent to this contribution, the Company paid $15,000 to acquire the minority ownership of Freedom. These amounts were primarily allocated to excess cost over fair value of net assets acquired and are being amortized over a period of approximately six years. The Company also paid $10,000 to terminate a marketing services agreement between Freedom and an entity controlled by Freedom's former minority owners. The Company charged this amount to operations for the quarter ended March 31, 1997.

               On May 15, 1995, C-TEC Cable Systems, Inc, ("RCN Cable") formerly a wholly owned subsidiary of C-TEC, acquired 40% of the outstanding common stock of Twin County Trans Video, Inc. ("Twin County") in exchange for cash of approximately $26,300, including a $1,000 deposit made in 1994, and a $4,000, 5% promissory note of RCN Cable. In addition, RCN Cable paid $11,000 in consideration of a noncompete agreement and assumed liabilities of approximately $16,400. The remaining shares were subject to an escrow agreement, pending completion of the merger, and were required to be voted under the direction of RCN Cable. As of May 15, 1995, RCN Cable also assumed management of Twin County. As a result, RCN Cable had control of Twin County and accordingly Twin County is consolidated in the Company's financial statements since May 1995, the date of the original acquisition. The remaining outstanding common stock of Twin County was acquired in September 1995 in exchange for $52,000 stated value redeemable convertible preferred stock of C-TEC. The preferred stock has a stated dividend rate of 5%, beginning January 1, 1996. The fair value of the preferred stock, as determined by an independent appraiser was $39,500 which was recorded as additional paid-in capital to the Company. In 1996, the $4,000 promissory note was canceled and RCN Cable paid cash of $500 in settlement of certain purchase price adjustments.

               RCN Cable has allocated the purchase price paid for Twin County on the basis of the fair value of property, plant and equipment and identifiable intangible assets acquired and liabilities assumed. The excess of the consideration for the acquisition over the fair value of the net assets acquired of approximately $16,700 has been allocated to goodwill and is being amortized over a period of approximately 10 years.

               In January 1995, RCN International Holdings, Inc. (formerly C-TEC International, Inc.), formerly a wholly owned subsidiary of C-TEC,
purchased a 40% equity position in Megacable.   The aggregate consideration
for the purchase was cash of $84,115. The Company accounts for its investment by the equity method of accounting. The original excess cost over the underlying equity in the net assets acquired is approximately $94,000, which is being amortized on a straight-line basis over 15 years.

               In January 1995, RCN Cable purchased the assets of Higgins Lake Cable, Inc. for cash of approximately $4,750.

               In June 1995, C-TEC invested approximately $2,220 for a one-third interest in a partnership which intends to provide alternative access telephone service to commercial subscribers. C-TEC transferred this investment to RCN Cable in 1996 at net book value of $1,977. The Company disposed of its investment in 1997 and realized a gain of $661.

               In November 1995, the Company purchased the assets used in the provision of residential telephone services in New York by RealCom Office Communications, Inc. for cash of approximately $1,050.

               The following unaudited pro forma summary presents information as if the acquisitions of Freedom and Twin County had occurred at the beginning of 1996. The pro forma information is provided for information purposes only. It is based on historical information and does not necessarily reflect the actual results that would have occurred nor is it necessarily indicative of future results of operations of the consolidated entities.


                                                                                  Years Ended December 31,
                                                                                  ------------------------
                                                                                  1997               1996
                                                                                  ----               ----
                                                                                        (Unaudited)
Sales....................................................................          $127,297           $110,116
(Loss) from continuing operations before extraordinary items.............          $(72,245)          $(20,189)
Net (loss)...............................................................          $(53,831)          $(16,807)
Pro Forma Earnings Per Share:
(Loss) from continuing operations before extraordinary items.............    $        (1.31)    $        (0.37)
Net (loss)...............................................................    $        (0.98)    $        (0.31)


5.  SHORT-TERM INVESTMENTS

               Short-term investments, stated at cost, include the following at December 31, 1997 and 1996:

                                           1997         1996
                                           ----         ----
Federal Agency notes................      $110,966    $    --
Commercial Paper....................        43,859        8,823
Corporate debt securities...........       222,785       38,008
Certificates of deposit.............        37,993           --
                                          --------      -------
Total...............................      $415,603      $46,831
                                          ========      =======


               At December 31, 1997, short term investments with an amortized cost of $329,714 have contractual maturities of one to three years. All remaining short term investments have contractual maturities under one year.

6.  PROPERTY, PLANT AND EQUIPMENT

               Property, plant and equipment consists of the following at December 31,

                                                     1997           1996
                                                     ----           ----
Hybrid fiber/coaxial plant....................      $157,652       $148,172
Advanced fiber plant..........................        76,572         29,226
Wireless & other plant........................         4,771          4,245
Buildings, leasehold improvements and land....        16,607         10,989
Furniture, fixtures and vehicles..............        23,399         18,119
Construction in process.......................        28,195          9,013
Other.........................................           563            593
                                                    --------       --------
Total property, plant and equipment...........       307,759        220,357
Less accumulated depreciation.................      (107,419)       (84,529)
                                                    --------       --------
Property, plant and equipment, net............      $200,340       $135,828
                                                    ========       ========

               Depreciation expense was $24,257, $19,372 and $13,236 for the years ended December 31, 1997, 1996 and 1995, respectively.

               7.  INVESTMENTS AND JOINT VENTURES

               Investments at December 31, are as follows:

                                    1997         1996
                                    ----         ----
Megacable.....................      $70,363      $74,232
Partnership...................           --        2,315
Other.........................           61           --
                                    -------      -------
Total Investments.............      $70,424      $76,547
                                    =======      =======

               Investments carried on the equity method consist of the following at December 31:

                                                    Percentage Owned
                                               ---------------------------
                                                1997                 1996
                                                ----                 ----
Megacable........................               40.00%               40.00%
Partnership Interest.............                  --                33.33%
Starpower Communications, LLC....               50.00%                  --


               a. In September 1996, RCN and Boston Edison Company ("BECO"), through wholly owned subsidiaries, entered into a letter of intent to form a joint venture to utilize 126 fiber miles of BECO's fiber optic network to deliver RCN's comprehensive communications package in Greater Boston. The venture, in the form of an unregulated entity with a term expiring in the year 2060, was formed pursuant to a joint venture agreement dated December 23, 1996 (the "Boston Joint Venture Agreement") providing for the organization and operation of RCN-BECOCOM, LLC ("RCN-BECOCOM"). RCN-BECOCOM was organized to own and operate an advanced fiber optic telecommunications network and to provide, in the market in and around Boston, Massachusetts , voice, video and data services, as well as the communications support component of energy related customer services offered by BECO. RCN owns 51% of the equity interest in RCN-BECOCOM and BECO, owns the remaining 49% interest. Future capital contributions are required to be made on a 51% and 49% basis for RCN and BECO, respectively.

               The closing of the transactions contemplated by the Boston Joint Venture Agreement occurred on June 17, 1997. RCN will manage the business of RCN-BECOCOM pursuant to the terms of the Management Agreement and, in consideration therefor, will receive reimbursement for its reasonable costs, and a performance-based fee (based on factors including the number of subscribers and operating cash flow) to be determined by agreement of RCN and RCN-BECOCOM. The initial term of the agreement expires on December 31, 2001. The agreement provides for automatic successive three-year renewal periods, unless notice is given ninety days before the end of the period. As a result of its ownership, management and control, this joint venture with BECO is consolidated in RCN's financial statements.

               Pursuant to an Indefeasible Right of Use Agreement ("IRU Agreement") , BECO will, for certain agreed upon fees, (i) provide construction services to build out the Network, (ii) make available to RCN-BECOCOM (a) all of the available capacity of BECO's existing fiber backbone, and (b) the ability to use BECO's real estate, poles, easements and other interests for the construction and operation of the Network and (iii) maintain the Network. BECO's construction obligations expire on June 17, 2007 and the term of the IRU Agreement expires on December 31, 2060. One year before each respective expiration date, BECO agrees to commence good-faith negotiations to extend construction obligations beyond June 17, 2007 and to allow continued use of BECO's facilities beyond December 31, 2060. The fair value of the IRU transferred by BECO to the joint venture is reflected as "Advanced Fiber Plant" in property, plant and equipment.

               BECO will have the right at the time of the Distribution and every two years thereafter to convert its ownership interest in RCN-BECOCOM into the Common Stock of RCN pursuant to specific terms and conditions. If BECO exercises its conversion rights, BECO will remain obligated to make 49% of all cash contributions by the parties and any cash contributions made after conversion will result in it owning a portion of RCN-BECOCOM based on the value of RCN-BECOCOM at the time of the contribution. BECO may exercise its conversion rights in whole or in part from time to time. In January 1998, BECO notified RCN that it has elected to exercise its option to the full extent permitted by the Exchange Agreement with respect to 1997. RCN and BECO are presently in discussions with respect to the calculation of the agreed upon value for the exercise of such option.

               b. On August 1, 1997, RCN and Potomac Capital Investment Corporation ("PCI"), a wholly owned subsidiary of PEPCO, entered into a letter of intent (the "Letter of Intent") to form a joint venture which will own and operate a communications network to provide voice, video, data and other communications services to residential and commercial customers in the greater Washington, D.C., Virginia and Maryland area (the "Washington, D.C. Market"). Starpower, an unregulated limited liability company with a perpetual term, was formed on October 28, 1997 to construct, own, lease, operate and market a network for the selling of voice, video, data and other telecommunications services to all potential commercial and residential customers in the Washington, D.C. Market. RCN owns 50% of the equity interest in Starpower and PCI owns the remaining 50% interest.

               The closing of the Starpower joint venture (the "Starpower Closing") occurred on December 19, 1997.

               Pursuant to the Amended and Restated Operating Agreement, RCN and Pepco Communications are each required to make additional capital contributions in accordance with a schedule set forth in such agreement on a 50%/50% basis. Failure of either RCN or Pepco Communications to make a scheduled capital contribution or to vote in favor of certain additional capital contributions may result in the recalculation of equity interests. The business and affairs of Starpower is to be managed by RCN and Pepco Communications. So long as RCN and Pepco Communications maintain a 50%/50% equity interest in the joint venture, each of RCN and Pepco Communications will appoint three members to the operating committee, the approval of which is required for any business action. Certain fundamental business actions, such as mergers, acquisitions, sales of substantially all of the assets, liquidation and amendments to the certificate of organization or any agreement signed at the Starpower Closing, require the unanimous approval of the operating committee regardless of whether the parties continue to maintain a 50%/50% ownership interest. As a result of the joint control, Starpower is accounted for under the equity method of accounting.

               A subsidiary of RCN will provide support services including customer service, billing, marketing and certain administrative, accounting and technical support services, each of which shall be provided at cost.

               c. The basis of the Company's investment in Megacable exceeded its underlying equity in the net assets of Megacable when acquired by approximately $94,000 which excess is being amortized on a straight-line basis over 15 years. At December 31, 1997, the unamortized excess over the underlying equity in the net assets was $75,886. The Company recorded its proportionate share of (losses) and amortization of excess cost over net assets of ($3,869), ($2,190) and ($3,061) in 1997, 1996 and 1995, respectively.

               Effective January 1, 1997, since the three-year cumulative rate of inflation at December 31, 1996 exceeded 100%, Mexico is being treated for accounting purposes under Statement of Financial Accounting Standards No. 52 -- "Foreign Currency Translation", as having a highly inflationary economy. As a result, the financial statements of Megacable are remeasured as if the functional currency were the U.S. dollar. The remeasurement of the Mexican peso into U.S. dollars creates translation adjustments which are included in net income. Exchange gains (losses) of $(12), $247, and $(932) in 1997, 1996, and 1995, respectively, including translation losses in 1997, are included in the respective statements of operations through the Company's proportionate share of losses of Megacable.

               The following table reflects the summarized financial position and results of operations of Megacable as of and for the years ended December 31, 1997 and 1996:

                                                      1997         1996
                                                      ----         ----
Assets..........................................      76,323       67,672
Liabilities.....................................       8,347        6,455
Stockholders' equity............................      67,976       61,217
Sales...........................................      30,441       23,225
Costs and expenses..............................      23,389       15,689
Foreign currency transaction gains (losses).....         (31)         618
Net income......................................       6,653       10,226


8.  INTANGIBLE ASSETS

               Intangible assets consist of the following at December 31,

                                     Amortization
                                        Period          1997          1996
                                        ------          ----          ----
Franchises and subscriber lists..    2-10.5 years      $79,273      $78,720
Noncompete agreements............      5-8 years        11,209       11,209
Goodwill.........................     5-10 years        42,787       16,830
Building access rights...........      3-4 years        15,197       14,920
Other intangible assets..........     5-15 years         1,469          520
                                                       -------      -------
Total intangible assets..........                      149,935      122,199
Less accumulated amortization....                      (53,388)     (28,728)
                                                       -------      -------
Intangible assets, net...........                      $96,547      $93,471
                                                       =======      =======



               Amortization expense charged to operations in 1997, 1996 and 1995 was $28,948, $19,509 and $9,100, respectively.

9.  DEFERRED CHARGES AND OTHER ASSETS

               Deferred charges and other assets consist of the following at December 31:

                                                                                    1997         1996
                                                                                    ----         ----
Note and interest receivable - Mazon Corporativo, S.A. de C.V.................      $17,682      $15,310
Debt issuance costs...........................................................       19,743          309
Prepaid pension costs.........................................................           --        2,967
Prepaid professional services.................................................          938        3,439
Other.........................................................................        2,675        2,121
                                                                                    -------      -------
Total.........................................................................      $41,038      $24,146
                                                                                    =======      =======


10.  DEBT

     a.  Long-term debt

     Long-term debt outstanding at December 31 is as follows:

                                                     1997          1996
                                                     ----          ----
Senior Secured Notes 9.65% due 1999...........    $     --        $131,250
Revolving Credit Agreement....................         3,000            --
Term Credit Agreement.........................       100,000            --
Senior Notes 10% due 2007.....................       225,000            --
Senior Discount Notes 11 1/8% due 2007.....       358,103            --
                                                    --------      --------
Total.........................................       686,103       131,250
Due within one year...........................            --            --
                                                    --------      --------
Total Long -Term Debt.........................      $686,103      $131,250
                                                    ========      ========


               In October 1997, pursuant to Rule 144A of the Securities Exchange Act of 1933, the Company completed an offering of 10% Senior Notes with an aggregate principal amount of $225,000 and 11 1/8% Senior Discount Notes with an aggregate principal amount at maturity of $601,045, both due 2007, to qualified institutional buyers as defined in Rule 144A. The Senior Discount Notes were issued at a discount and generated gross proceeds to the Company of $350,000. In December 1997, the Company commenced an SEC registered Exchange Offer of its 10% Senior Notes due 2007, Series B for any and all outstanding 10% Senior Notes due 2007, Series A and its 11 1/8% Senior Discount Notes due 2007, Series B for any and all outstanding
11 1/8% Senior Discount Notes due 2007 Series A. The Exchange Offer closed in January of 1998. All outstanding notes were exchanged.

               The 10% Senior Notes were issued under an indenture dated October 17, 1997 (the "10% Indenture") between the Company and The Chase Manhattan Bank, as Trustee. The 10% Senior Notes are general senior obligations of the Company which mature on October 15, 2007 and are collateralized by a pledge of the Escrow Account which contains approximately $61,000 of the net proceeds from the sale of the 10% Senior Notes plus approximately $1,000 of aggregate interest, representing funds that, together with the future proceeds from the investment thereof, will be sufficient to pay interest on the 10% Senior Notes for six scheduled interest payments. Interest on the 10% Senior Notes is payable in cash semi-annually in arrears on each April 15 and October 15, commencing April 15, 1998.

               The 10% Indenture contains certain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur indebtedness, pay dividends, prepay subordinated indebtedness, repurchase capital stock, engage in transactions with stockholders and affiliates, create liens, sell assets and engage in mergers and consolidations.

               The 10% Senior Notes are redeemable, in whole or in part, at any time on or after October 15, 2002 at the option of the Company. The 10% Senior Notes have redemption prices starting at 105% of the principal amount and declining to 100% of the principal amount, plus any accrued interest.

               The 11 1/8% Senior Discount Notes were issued under an indenture dated October 17, 1997 (the "11 1/8% Indenture") between the
Company and The Chase Manhattan Bank, as Trustee.  The 11 1/8% Senior
Discount Notes are general senior obligations of the Company, limited to $601,045 aggregate principal amount at maturity and will mature on October 15, 2007. The 11 1/8% Senior Discount Notes were issued at a discount to yield gross proceeds of $350,000. The 11 1/8% Senior Discount Notes will not bear cash interest prior to October 15, 2002.

               The 11 1/8% Indenture contains certain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur indebtedness, pay dividends, prepay subordinated indebtedness, repurchase capital stock, engage in transactions with stockholders and affiliates, create liens, sell assets and engage in mergers and consolidations.

               The 11 1/8% Senior Discount Notes are redeemable, in whole or in part, at any time on or after October 15, 2002 at the option of the Company. The 11 1/8% Senior Discount Notes have redemption prices starting at 105.562% of the principal amount at maturity and declining to 100% of the principal amount at maturity, plus any accrued interest.

               Certain subsidiaries of the Company, including RCN Cable, have in place a $125,000 credit agreement comprised of two credit facilities. The first is a five year revolving credit facility in the amount of $25,000 which provides credit availability through June 30, 2002. Revolving loans may be repaid and reborrowed from time to time. The second is a term credit facility in the amount of $100,000 which is to be repaid over six years in quarterly installments from September 30, 1999 through June 30, 2005. Interest only is due through June 30, 1999. The interest rate is based on either a LIBOR or Base Rate option, at the election of the Company (6.82% at December 31, 1997). The credit agreement is collateralized by a pledge by the Company of its stock in RCN Cable and may, in the future, be secured by pledges of stock of subsidiaries of the Company. At December 31, 1997, the entire $100,000 term credit facility is outstanding and $3,000 of the revolving credit facility is outstanding. RCN Cable used a portion of its initial borrowings under the credit facilities to prepay higher priced Senior Secured Notes. The early extinguishment of the Senior Secured Notes resulted in an extraordinary charge of $3,210, net of taxes of $1,728. The credit agreement contains restrictive covenants which, among other things, require the Company to maintain certain debt to cash flow and interest coverage ratios and place certain limitations on additional debt and investments. The Company does not believe that these covenants will materially restrict its activities.

               In 1989, in order to complete the August 29, 1989 Michigan Cable Television acquisition, RCN Cable entered into a private placement of Senior Secured Notes for $150,000 and a $70,000 Revolving Secured Credit Agreement, which was voluntarily reduced to $60,000 in 1990 and which, in accordance with its terms, reduced on a quarterly basis, through original scheduled maturity in September 1996. In August 1996, RCN Cable obtained an amendment and waiver related to this Revolving Secured Credit Agreement which extended final maturity to December 1996 and increased the amount of available borrowings. Additionally, the restrictive covenant relating to limitations on the amount of capital expenditures was waived for the year ending December 31,
1996.   The Senior Secured Notes were collateralized by the stock of certain cable subsidiaries of the Company. On September 1, 1996 and on each September 1 thereafter, a mandatory principal repayment was required on the Senior Secured Notes. The Senior Secured Notes contained restrictive covenants which, among other things, required maintenance of a specified debt to cash flow ratio. These notes were prepaid in 1997 as discussed above. The Senior Secured Notes were classified as long-term at December 31, 1996 since the Company had the intent and the ability to refinance this obligation on a long-term basis through the above credit facilities.

               In connection with the acquisition of Twin County Trans Video, Inc., RCN Cable issued a $4,000 promissory note at 5% due in May 2003. The note was unsecured. In September 1996, the note was canceled in settlement of certain purchase price adjustments.

               Contractual maturities of long-term debt are as follows:

                    Year Ending December 31,            Aggregate Amounts
          -----------------------------------------    ------------------
          1998.....................................         $    --
          1999.....................................         $ 3,750
          2000.....................................         $11,250
          2001.....................................         $16,250
          2002.....................................         $20,500


               b.  Short-term debt

               At December 31, 1997, the Company had unused lines of credit for $5,500 at prime (8.50% at December 31, 1997). Short-term unsecured Borrowings may be made under these lines of credit. The amounts available under these lines of credit are reduced by outstanding letters of credit ($3,060 at December 31,1997). All unused lines of credit are cancellable at the option of the banks. There are no commitment or facility fees associated with maintaining availability of the above-mentioned lines of credit.

11.  INCOME TAXES

               The (benefit) provision for income taxes is reflected in the Consolidated Statements of Operations as follows:

                                                 1997        1996        1995
                                                 ----        ----        ----
Current:
 Federal...................................    $(11,795)    $5,730     $(5,713)
 State.....................................       1,449      1,102         375
                                               --------     ------     -------
Total Current..............................     (10,346)     6,832      (5,338)
                                               --------     ------     -------
Deferred:
 Federal...................................     (10,161)    (4,751)      7,016
 State.....................................        (342)    (1,000)       (377)
                                               --------     ------     -------
Total Deferred.............................     (10,503)    (5,751)      6,639
                                               --------     ------     -------
Amortization of ITC........................          --       (102)       (182)
                                               --------     ------     -------
Provision (benefit) for income taxes:
 Before extraordinary item.................     (20,849)       979       1,119
 Extraordinary item........................      (1,728)        --          --
                                               --------     ------     -------
Total (benefit) provision for income taxes.    $(22,577)      $979      $1,119
                                               ========     ======     =======


               At December 31, 1997 and 1995, the Company had tax related balances due from affiliates of $3,186 and $501, respectively. At December 31, 1996, the Company had tax related balances due to affiliates of $817.

               Temporary differences that give rise to a significant portion of deferred tax assets and liabilities at December 31, are as follows:

                                                                                 1997           1996
                                                                                 -------       --------
Net operating loss carryforwards..........................................       $10,078       $  2,130
Alternative minimum tax credits...........................................           167            219
Employee benefit plans....................................................         1,031            882
Reserve for bad debt......................................................           844            693
Start-up costs............................................................           586            959
Investment in unconsolidated entity.......................................         3,985          4,771
Accruals for nonrecurring charges and contract settlements................         2,368          2,299
Other, net................................................................         1,823          1,888
                                                                                 -------       --------
Total deferred tax assets.................................................        20,882         13,841
                                                                                 -------       --------

Property, plant and equipment.............................................       (14,759)       (15,019)
Intangible assets.........................................................       (11,253)       (17,776)
All other.................................................................        (1,257)        (1,229)
                                                                                 -------       --------
Total deferred liabilities................................................       (27,269)       (34,024)
                                                                                 -------       --------
Subtotal..................................................................        (6,387)       (20,183)
Valuation allowance.......................................................        (8,404)        (3,691)
                                                                                 -------       --------
Total deferred taxes......................................................      $(14,791)      $(23,874)
                                                                                ========       ========


               In the opinion of management, based on the future turnaround of existing temporary differences for the consolidated taxpaying group, primarily depreciation, the Company will more likely than not be able to realize substantially all of its deferred tax assets.

               A valuation allowance has been provided for the portion of deferred tax assets which, in the opinion of management is uncertain as to their realization. The valuation allowance relates primarily to state net operating loss carryforwards generated by certain subsidiaries.

               The net change in the valuation allowance for deferred tax assets during 1997 was an increase of $4,713.

               Net operating losses will expire as follows:

                           Federal       State
                           -------       -----
1999..................                    $2,793
2000..................                     3,087
2001..................                    14,532
2002..................                     3,141
2003..................                    10,244
2004..................                     3,767
2011..................                    38,116
2012..................                     8,028
2017..................       $8,218           --
                             ------      -------
Total.................       $8,218      $83,708
                             ======      =======



               The provision (benefit) for income taxes is different from the amounts computed by applying the U.S. statutory federal tax rate of 35%. The differences are as follows:

                                                                                  For the Years Ended December 31,
                                                                                  --------------------------------
                                                                               1997              1996             1995
                                                                               ----              ----             ----
(Loss) income before (benefit) provision for the income taxes and
  extraordinary item..................................................          $(70,030)         $(5,010)          $3,233
                                                                                ========          =======           ======
Federal income tax benefit at statutory rate..........................          $(24,511)         $(1,753)          $1,131
State income taxes net of federal income tax benefit..................               719               66              (33)
Investment tax credits amortized......................................                --             (102)             (50)
Amortization of goodwill..............................................               830              779              388
Estimated nondeductible expenses......................................             1,913            1,564              (93)
Adjustment to prior year accrual......................................              (197)             421             (161)
Other, net............................................................               397                4              (63)
                                                                                --------          -------           ------
Total (benefit) provision for income taxes............................          $(20,849)            $979           $1,119
                                                                                ========          =======           ======

               In 1995, C-TEC received official notification of final settlement from the Internal Revenue Service relating to the examination of C-TEC's consolidated federal income tax returns for 1989, 1990 and 1991. The most significant adjustment relates to the disallowance of the claimed amortization of certain intangible assets. As a result of the disallowance, the Company's taxes payable for prior years increased approximately $580. The amount accrued in previous years was sufficient to satisfy the above adjustment. No additional accrual during 1995 was required.

               In 1997 and 1996, estimated non-deductible expenses relate primarily to charges in connection with the restructuring of the Company.

12. STOCKHOLDERS' EQUITY AND STOCK PLANS

               The Company has authorized 100,000,000 shares of $1 par value
common stock and 200,000,000 shares of    $1 par value Class B nonvoting
common stock. The Company also has authorized 25,000,000 shares of $1 par value preferred stock. At December 31, 1997, 54,989,870 shares of common stock are issued and outstanding.

               In March 1998, the Company's Board of Directors approved a two-for-one stock split, payable in the form of a 100% stock dividend. The record date for the stock split is March 20, 1998. Stockholders of record at the market close on that date will receive an additional share of RCN common stock for each share held. The distribution date for the stock dividend will be April 3, 1998. All share and per share data, stock option data, and market prices of the Company's common stock have been restated to reflect this stock split.

               In connection with the Distribution, the Company Board adopted the 1997 RCN Corporation Stock Option Plan ("the 1997 Plan"), designed to provide equity based compensation opportunities to key employees when shareholders of the Company have received a corresponding benefit through appreciation in the value of RCN Common Stock.

               The 1997 Plan contemplates the issuance of incentive stock options, as well as stock options that are not designated as incentive stock options, performance-based stock options, stock appreciation rights, performance share units, restricted stock, phantom stock units and other stock-based awards (collectively, "Awards"). Up to 5,000,000 shares of Common Stock, plus 3,040,100 shares of Common Stock issuable in connection with the Distribution related option adjustments, may be issued pursuant to Awards granted under the 1997 Plan.

               Unless earlier terminated by the Company Board, the 1997 Plan will expire on the tenth anniversary of the Distribution. The Company Board or the Compensation Committee may, at any time, or from time to time, amend or suspend and, if suspended, reinstate, the 1997 Plan in whole or in part.

               Prior to the Distribution, certain employees of RCN were granted stock option awards under C-TEC's stock option plans. In connection with the Distribution 3,040,100 options covering Common Stock were issued. Each C-TEC option was adjusted so that each holder would currently hold options to purchase shares of CTE Common Stock, RCN Common Stock and Cable Michigan Common Stock. The number of shares subject to, and the exercise price of, such options were adjusted to take into account the Distribution and to ensure that the aggregate intrinsic value of the resulting RCN, Cable Michigan and CTE options immediately after the Distribution was equal to the aggregate intrinsic value of the C-TEC options immediately prior to the Distribution.

               Information relating to stock options is as follows:

                                                               Weighted
                                            Number of           Average
                                             Shares         Exercise Price
                                             ------         --------------
Outstanding December 31, 1994..........      1,431,000
 Granted...............................      1,257,000
 Exercised.............................             --
 Canceled..............................        280,000
                                             ---------
Outstanding December 31, 1995..........      2,408,000
 Granted...............................        190,000
 Exercised.............................         58,000
 Canceled..............................        272,000
                                             ---------
Outstanding December 31, 1996..........      2,268,000                  $7.10
 Granted...............................      4,862,100                 $14.31
 Exercised.............................         20,000                  $8.07
 Canceled..............................          3,000                  $8.36
                                             ---------
Outstanding December 31, 1997..........      7,107,100                 $11.95
                                             =========
Shares exercisable December 31, 1997...      1,221,000                  $7.05

               The following table summarizes stock options outstanding and exercisable at December 31, 1997:

                                       Stock Options Outstanding                            Stock Options Exercisable
                     -----------------------------------------------------------    ---------------------------------------
                                           Weighted
                                           Average                Weighted                                    Weighted
     Range of                             Remaining           Average Exercise                            Average Exercise
 Exercise Prices         Shares        Contractual Life             Price                Shares                 Price
---------------------  -----------    -----------------     --------------------    --------------       ------------------
$6.24 to $8.40           3,017,100        7.5 years                     $7.36          1,221,000               $7.05
$15.32 to $16.82         4,090,000        9.8 years                     15.33                 --                  --
                         ---------                                                     ---------
                         7,107,100                                                     1,221,000
                         =========                                                     =========
Total

               No compensation expense related to stock option grants was recorded in 1997 as the option exercise prices were equal to fair market value on the date granted.

               Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black Scholes option pricing model with weighted average assumptions for dividend yield of 0% for 1997, 1996 and 1995; expected volatility of 38.6% prior to the Distribution and 49.8% subsequent to the Distribution for 1997, 39.5% for 1996, and 35.9% for 1995; risk-free interest rate of 6.52%, 5.95% and 6.32%
for 1997, 1996 and 1995, respectively; and expected lives of 5 years for 1997, 1996 and 1995.

               The weighted-average fair value of options granted during 1997 was $7.46.

               For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net earnings and earnings per share were as follows:

                                                1997         1996        1995
                                                ----         ----        ----
Net earnings - as reported...............    $ (52,391)    $ (5,989)    $ 2,114
Net earnings - pro forma.................    $ (54,419)    $ (6,612)    $ 1,695

Basic earnings per share - as reported...    $   (0.95)    $  (0.11)    $  0.04
Basic earnings per share - pro forma.....    $   (0.99)    $  (0.12)    $  0.03
Diluted earnings per share - as reported.    $   (0.95)    $  (0.11)    $  0.04
Diluted earnings per share - pro forma...    $   (0.99)    $  (0.12)    $  0.03


               In November 1996, the C-TEC shareholders approved a stock purchase plan for certain key executives (the C-TEC "Executive Stock Purchase Plan" or "C-TEC ESPP"). Under the C-TEC ESPP, participants may purchase shares of C-TEC Common Stock in an amount of between 1% and 20% of their annual base compensation and between 1% and 100% of their annual bonus compensation provided, however, that in no event shall the participant's total contribution exceed 20% of the sum of their annual compensation, as defined by the C-TEC ESPP. Participant's accounts are credited with the number of share units derived by dividing the amount of the participant's contribution by the average price of a share of C-TEC Common Stock at approximately the time such contribution is made. The share units credited to a participant's account do not give such participant any rights as a shareholder with respect to, or any rights as a holder or record owner of, any shares of C-TEC Common Stock. Amounts representing share units that have been credited to a participant's account will be distributed, either in a lump sum or in installments, as elected by the participant, following the earlier of the participant's termination of employment or three calendar years following the date on which the share units were initially credited to the participant's account. It is anticipated that, at the time of distribution, a participant will receive one share of C-TEC Common Stock for each share unit being distributed.

               Following the crediting of each share unit to a participant's account, a matching share of Common Stock is issued in the participant's name. Each matching share is subject to forfeiture as provided in the C-TEC ESPP. The issuance of matching shares will be subject to the participant's execution of an escrow agreement. A participant will be deemed to be the holder of, and may exercise all the rights of a record owner of, the matching shares issued to such participant while such matching shares are held in escrow.

               Shares of restricted C-TEC Common Stock awarded under the C-TEC Executive Stock Purchase Plan and share units awarded under the C-TEC ESPP that relate to C-TEC Common Stock were adjusted so that following the Distribution, each such participant was credited with an aggregate equivalent value of restricted shares of common stock of Commonwealth Telephone Enterprises, the Company and Cable Michigan. In 1997, the Company's Board of Directors approved the RCN Corporation Executive Stock Purchase Plan (the "RCN ESPP"), with terms substantially the same as the C-TEC ESPP. The number of shares which may be distributed under the RCN ESPP as matching shares or in payment of share units is 250,000. At December 31, 1997, 61,412 matching shares have been issued under the RCN ESPP, none of which are vested. The Company recognizes the cost of the matching shares over the vesting period. Expense recognized in 1997 and 1996 was $80 and $145, respectively.

13.  PENSIONS AND EMPLOYEE BENEFITS

               Prior to the Distribution, the Company's financial statements reflect the costs experienced for its employees and retirees while included in the C-TEC plans.

               Through December 31, 1996, substantially all employees of the Company were included in a trusteed noncontributory defined benefit pension plan, maintained by C-TEC. Upon retirement, employees are provided a monthly pension based on length of service and compensation. C-TEC funds pension costs to the extent necessary to meet the minimum funding requirements of ERISA. Substantially, all employees of C-TEC's Pennsylvania cable television operations (formerly Twin County Trans Video, Inc.) were covered by an underfunded plan which was merged into C-TEC's overfunded plan on February 28, 1996.

               The information that follows relates to the entire C-TEC noncontributory defined benefit plan. The components of C-TEC's pension cost are as follows:

                                                       1996          1995
                                                       ----          ----
Benefits earned during the year (service cost)...      $2,365        $1,656
Interest cost on projected benefit obligation....       3,412         3,083
Actual return on plan assets.....................      (3,880)      (12,897)
Other components - net...........................      (1,456)        8,482
                                                       ------       -------
Net periodic pension cost........................        $441          $324
                                                       ======       =======

               The following assumptions were used in the determination of the consolidated projected benefit obligation and net periodic pension cost:

                                                                       December 31,
                                                                   -------------------
                                                                   1996           1995
                                                                   ----           ----
Discount rate....................................................   7.5%           7.0%
Expected long-term rate of return on plan assets.................   8.0%           8.0%
Weighted average long-term rate of compensation increases........   6.0%           6.0%


               The Company's allocable share of the consolidated net periodic pension costs, based on the Company's proportionate share of consolidated annualized salaries as of the valuation date, was approximately $158 and $251 for 1996 and 1995, respectively. These amounts are reflected in operating expenses. As discussed below, no pension cost (credit) was recognized in 1997.

               In connection with the restructuring, C-TEC completed a comprehensive study of its employee benefit plans in 1996. As a result of this study, effective December 31, 1996, in general, employees of the Company no longer accrue benefits under the defined benefit pension plans and became fully vested in their benefit accrued through that date. C-TEC notified affected participants in December 1996. In December 1996, C-TEC allocated pension plan assets of $6,984 and the related liabilities to a separate plan for employees who no longer accrue benefits after lump sum distributions. The allocation of assets and liabilities resulted in a curtailment/settlement gain of $4,292. The Company's allocable share of this gain was $3,437. This gain results primarily from the reduction of the related projected benefit obligation. The curtailed plan has assets in excess of the projected benefit obligation. Such excess amounts to $3,917 which, along with unrecognized items of $1,148 results in prepaid pension cost of $2,769, which is included in "Prepayments and other" in the accompanying 1997 and 1996 consolidated balance sheets.

               The following table sets forth the plans' funded status and amounts recognized in C-TEC's balance sheet at December 31, 1996:

Plan assets at fair value.........................................    $55,325
Actuarial present value of benefit obligations:
Accumulated benefit obligations:
Vested............................................................     32,372
Nonvested.........................................................      1,704
                                                                      -------
Total.............................................................     34,076
Effect of increases in compensation...............................      6,042
                                                                      -------
Plan assets in excess of (less than) projected benefit obligation.     15,207
Unrecognized transition asset.....................................     (3,463)
Unrecognized prior service cost...................................      2,438
Unrecognized net gain.............................................    (11,215)
                                                                      -------
Prepaid pension cost..............................................     $2,967
                                                                      =======


               C-TEC's pension plan has assets in excess of the accumulated benefit obligation. Plan assets include cash, equity, fixed income securities and pooled funds under management by an insurance company. Plan assets include common stock of C-TEC with a fair value of approximately $5,835 at December
31, 1996.

               Prepaid pension cost is included in "Deferred Charges and Other Assets" in the accompanying 1996 consolidated balance sheet. The prepaid pension asset was transferred to CTE in connection with the Distribution in 1997.

               C-TEC sponsors a 401(k) savings plan covering substantially all employees of the Company who are not covered by collective bargaining agreements. Contributions made by the Company to the 401(k) plan are based on a specific percentage of employees contributions. Contributions charged to expense were $354 and $268 in 1996 and 1995, respectively. Contributions charged to expense in 1997 prior to the Distribution were $515.

               In connection with the Distribution, RCN established a qualified savings plan under Section 401(k) of the Code that will also qualify as an ESOP under Sections 401(a) and 4975(e)(7) of the Code (the "ESOP"). Eligible active employees under the ESOP, employees of the Company Businesses who make Section 401(k) contributions and certain other employees will be allocated shares of Company Common Stock. Contributions charged to expense in 1997 were $306.

               The Company provides certain postemployment benefits to former or inactive employees of the Company who are not retirees. These benefits are primarily short-term disability salary continuance. The Company accrues the cost of postemployment benefits over employees' service lives. The Company uses the services of an enrolled actuary to calculate the expense. Prior to the Distribution, C-TEC allocated the cost of these benefits to the Company based on the Company's proportionate share of consolidated annualized salaries. The Company reimbursed C-TEC for its allocable share of the consolidated postemployment benefit cost. The net periodic postemployment benefit cost (credit) was approximately $458, $539 and ($106) in 1997, 1996 and 1995, respectively.

14.  COMMITMENTS AND CONTINGENCIES

               a. The Company had various purchase commitments at December 31, 1997 related to its 1998 construction budget.

               b. Total rental expense, primarily for office space and pole rentals, was $3,505, $3,632 and $2,846 for 1997, 1996 and 1995, respectively.
At December 31, 1997, rental commitments under noncancellable leases, excluding annual pole rental commitments of approximately $794 that are expected to continue indefinitely, are as follows:

                                           Aggregate
Year                                        Amounts
----                                        -------
1998..................................       $3,725
1999..................................       $3,314
2000..................................       $2,939
2001..................................       $2,826
2002..................................       $2,848
Thereafter............................       $8,501


               c. The Company has outstanding letters of credit aggregating $3,060 at December 31, 1997.

               d. The Company has entered into various noncancellable contracts for network services. Future obligations under these agreements are as follows:

                                            Network
Year                                        Services
----                                        --------
1998...................................        $3,026
1999...................................        $3,064
2000...................................        $3,012
2001...................................        $2,762
2002...................................           $12
Thereafter.............................           $14


               e. The Company is subject to the provisions of the Cable Television Consumer Protection and Competition Act of 1992, as amended, and the Telecommunications Act of 1996. The Company has either settled challenges or accrued for anticipated exposures related to rate regulation. However, there is no assurance that there will not be additional challenges to its rates.

               f. In the normal course of business, there are various legal proceedings outstanding. In the opinion of management, these proceedings will not have a material adverse effect on the financial position or results of operations or liquidity of the Company.

               g. The Company has agreed to indemnify Cable Michigan and CTE and their respective subsidiaries against any and all liabilities which arise primarily from or relate primarily to the management or conduct of the business of the Company prior to the effective time of the Distribution. The Company has also agreed to indemnify Cable Michigan and CTE and their respective subsidiaries against 30% of any liability which arises from or relates to the management or conduct prior to the effective time of the Distribution of the businesses of C-TEC and its subsidiaries and which is not a true CTE liability, a true Cable Michigan liability or a true Company liability.

               The Tax Sharing Agreement, by and among the Company, Cable Michigan and CTE (the "Tax Sharing Agreement"), governs contingent tax liabilities and benefits, tax contests and other tax matters with respect to tax returns filed with respect to tax periods, in the case of the Company, ending or deemed to end on or before the Distribution Date. Under the Tax Sharing Agreement, Adjustments (as defined in the Tax Sharing Agreement) to taxes that are clearly attributable to the Company Group, the Cable Michigan Group, or the CTE Group will be borne solely by such group. Adjustments to all other tax liabilities will be borne 50% by CTE, 30% by the Company and 20% by Cable Michigan.

               Notwithstanding the above, if as a result of the acquisition of all or a portion of the Capital stock or assets of the Company, the Distribution fails to qualify as a tax-free distribution under Section 355 of the Code, then the Company will be liable for any and all increases in tax attributable thereto.

               h. Under the Starpower Amended and Restated Operating Agreement, the Company is committed to make quarterly capital contributions aggregating the following in the years ended December 31:

1998................................      $56,250
1999................................      $68,750
2000................................      $25,000

               i. If, within five years after the Distribution, the ESOP portion of the 401(k) Plan does not hold shares representing at least 3% of the number of shares of Company Common Stock outstanding immediately after the Distribution as increased by the number of shares issuable to BECO pursuant to the Exchange Agreement (collectively, "Outstanding Company Common Stock") with a market value at such time of not less than $24,000, RCN will issue to the ESOP, in exchange for a note from the ESOP (the "ESOP Note"), the amount of Company Common Stock necessary to increase the ESOP's holdings of Company Common Stock to that level, provided, however, that RCN is not obligated to issue shares to the ESOP in excess of 5% of the number of shares of Outstanding Company Common Stock.

15.  AFFILIATE AND RELATED PARTY TRANSACTIONS

               The Company had the following transactions with affiliates during the years ended December 31, 1997, 1996 and 1995:

                                                                                1997         1996         1995
                                                                                ----         ----         ----
Corporate office costs allocated to affiliates............................      $12,091      $12,362      $10,009
Cable staff and customer service costs allocated to Cable Michigan........        3,489        3,577        2,952
Interest income on affiliate notes........................................        8,688       15,119       17,340
Interest expense on affiliate notes.......................................          537          354          279
Long-distance terminating access charge expense from CTE..................        1,312          728          862
Royalty fees charged by CTE...............................................          669          859          533
Revenue from engineering services.........................................           --          296        2,169
Other affiliate revenues..................................................        1,576           --            6
Other affiliate expenses..................................................        2,199        1,980        2,090



               At December 31, 1997 and 1996, the Company has accounts receivable from related parties of $9,829 and $12,614, respectively, for these transactions. At December 31, 1997 and 1996, the Company has accounts payable to related parties of $3,748 and $4,880, respectively, for these transactions.

               The Company had notes receivable of $7,914 in 1996 from advances by the Company's corporate financial services company to CTE. The Company also had notes receivable of $147,567 at December 31, 1996, from Cable Michigan, Inc. primarily related to the acquisition of the Michigan cable operations and subsequent operations. All intercompany notes receivable were settled in connection with the Distribution.

               The Company had notes payable of $11,854 in 1996 from excess cash advanced by CTE to the Company's corporate financial services company for investment. All intercompany notes payable were settled in connection with the Distribution.

16.  OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

               Certain financial instruments potentially subject the Company to concentrations of credit risk. These financial instruments consist primarily of trade receivables, cash and temporary cash investments, and short-term investments.

               The Company places its cash and temporary investments with high credit quality financial institutions and limits the amount of credit exposure to any one financial institution. The Company also periodically evaluates the creditworthiness of the institutions with which it invests. The Company does, however, maintain unsecured cash and temporary cash investment balances in excess of federally insured limits.

               The Company's trade receivables reflect a customer base primarily centered in the Boston to Washington, D.C. corridor of the United States. The Company routinely assesses the financial strength of its customers. As a consequence, concentrations of credit risk are limited.

17.  DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

               a.  Cash and temporary cash investments

               The carrying amount approximates fair value because of the short maturity of these instruments.

               b.  Short-term investments

               Short-term investments consist of commercial paper, corporate debt securities, certificates of deposit and federal agency notes. Short-term investments are carried at amortized cost which approximates fair value due to the short period of time to maturity.

               c.  Long-term investments

               Long-term investments consist of investments accounted for under the equity method for which disclosure of fair value is not required. The note and interest receivable are carried at cost plus accrued interest which management believes approximates fair value.

               d.  Investments restricted for debt service

               Investments restricted for debt service consists of an amount placed in escrow from the proceeds of the 10% Senior Notes which, together with the proceeds from the investment thereof, will be sufficient to pay interest on the 10% Senior Notes for six scheduled interest payments. Investments restricted for debt service are carried at amortized cost.

               e.  Long-term debt

               The fair value of fixed rate long-term debt was estimated based on the Company's current incremental borrowing rate for debt of the same remaining maturities. The fair value of floating rate debt is considered to be equal to the carrying value since the debt reprices at least every six months and the Company believes that its credit risk has not changed from the time the floating rate debt was borrowed and therefore, it would obtain similar rates in the current market.

               f.  Letter of credit

               The contract amount of letters of credit represents a reasonable estimate of their value since such instruments reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined in the marketplace.

               The estimated carrying fair value of the Company's financial instruments are as follows at December 31:

                                                               1997                          1996
                                                     ------------------------     --------------------------
                                                     Carrying                      Carrying
                                                      Amount       Fair Value       Amount       Fair Value
                                                      ------       ----------       ------       ----------
Financial Assets:
 Cash and temporary cash investments............      $222,910        $222,910       $61,843         $61,843
 Short-term investments.........................      $415,603        $415,603       $46,831         $46,831
 Note and interest receivable...................       $17,682         $17,682       $15,310         $15,310
 Investments restricted for debt service........       $61,911         $61,911            --              --
Financial Liabilities:
 Fixed rate long-term debt:
   Senior Secured Notes.........................            --              --      $131,250        $137,459
   Senior Notes 10%.............................      $225,000        $233,438            --              --
   Senior Discount Notes 11.125%................      $358,103        $377,156            --              --
 Floating rate long-term debt:..................
   Revolving Credit Agreement...................        $3,000          $3,000            --              --
   Term Credit Agreement........................      $100,000        $100,000            --              --
 Unrecognized financial instruments:............
   Letters of credit............................        $3,060          $3,060        $3,060          $3,060



               18.  QUARTERLY INFORMATION (Unaudited)

1997                                                        1st Quarter       2nd Quarter       3rd Quarter      4th Quarter
----                                                        -----------       -----------       -----------      -----------
Sales..................................................          $29,677           $31,029     $      31,148          $35,443
Operating income (loss) before depreciation,
 amortization and nonrecurring charges.................           $4,153              $850     $     (4,332)          ($8,341)
Operating (loss).......................................         $(18,037)         $(12,416)    $    (18,011)         $(22,411)
Loss before extraordinary charge.......................              N/A               N/A               N/A         $(17,116)
Loss before extraordinary charge per average common
 share.................................................              N/A               N/A               N/A    $       (0.31)
Common Stock
High...................................................              N/A               N/A     $       16.63    $        21.63
Low....................................................              N/A               N/A     $       12.44    $        12.50


1996                                                          1st Quarter       2nd Quarter       3rd Quarter      4th Quarter
----                                                          -----------       -----------       -----------      -----------
Sales....................................................          $24,165           $24,852     $      26,746          $29,147
Operating income before depreciation and amortization....           $4,199            $7,777     $       9,188           $4,639
Operating (loss).........................................          $(4,621)          $(1,233)    $        (19)          $(7,205)


               19.  SUBSEQUENT EVENTS

               a. In February 1998, the Company completed an offering of 9.8% Senior Discount Notes with an aggregate principal amount at maturity of $567,000, due February 2008. The 9.8% Senior Discount Notes were issued at a discount and generated gross proceeds to the Company of $350,587.

               The 9.8% Senior Discount Notes are general senior obligations of the Company, limited to $567,000 aggregate principal amount at maturity and will mature on February 15, 2008. The 9.8% Senior Discount Notes were issued at a discount to yield gross proceeds of $350,587. The 9.8% Senior Discount Notes will not pay cash interest prior to February 15, 2003. The yield to maturity of the 9.8% Senior Discount Notes, determined on a semi-annual bond equivalent basis, will be 9.8% per annum.

               The 9.8% Indenture contains certain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur indebtedness, pay dividends, prepay subordinate indebtedness, repurchase capital stock, engage in transactions with stockholders and affiliates, create liens, sell assets and engage in mergers and consolidations.

               The 9.8% Senior Discount Notes are redeemable, in whole or in part, at any time on or after February 15, 2003 at the option of the Company. The 9.8% Senior Discount Notes may be redeemed at redemption prices starting at 104.9% of the principal amount at maturity and declining to 100% of the principal amount at maturity, plus any accrued and unpaid interest.

               b. On January 21, 1998, RCN entered into the Agreement and Plan of Merger (the "Erols Merger Agreement") among RCN, Erols Internet, Inc. ("Erols"), Erol Onaran, Gold & Appel Transfer, S.A., a British Virgin Islands corporation ("Gold & Appel"), and ENET Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of RCN ("ENET"), to acquire all of the outstanding shares of common stock of Erols. The merger was consummated on February 20, 1998. Erols merged with and into ENET (the "Erols Merger"), with ENET as the surviving corporation. The approximate total Erols Merger consideration was $29,200 in cash, 1,730,648 shares of RCN common stock plus the assumption and repayment of $5,800 of debt. Additionally, the Company is converting approximately 999,000 Erols stock options to 699,104 RCN stock
options at an average exercise price of $3.424 per share.   The transaction
was accounted for under the purchase method of accounting.

               RCN expects to contribute to Starpower approximately 60% of the subscribers acquired in the acquisition of Erols.

               c. On January 21, 1998, RCN, UNET Holdings, Inc., a wholly owned subsidiary of RCN, and Ultranet Communications, Inc. ("Ultranet") entered into an Agreement and Plan of Merger (the "Ultranet Merger Agreement"). The total consideration for the acquisition was $7,368 in cash, 890,384 shares of RCN common stock, and $3,000 in deferred compensation. Additionally, the Company is converting 63,500 UltraNet stock options to 117,052 RCN stock options at an average exercise price of $1.825 per share and making cash payments aggregating approximately $503 to certain other holders of UltraNet stock options. The transaction was consummated on February 27, 1998. The transaction was accounted for under the purchase method of accounting.

               RCN expects to contribute to RCN-BECOCOM approximately 30% of the subscribers acquired in the acquisition of Ultranet.

               d. RCN paid $12,500 in cash in January 1998 as its initial capital contribution to Starpower.

               e. In January 1998, BECO notified RCN that it has elected to exercise its option to the full extent permitted by the Exchange Agreement (Note 7) with respect to 1997. RCN and BECO are presently in discussions with respect to the calculation of the agreed upon value for the exercise of such option.

               f. On February 27, 1998, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Lancit Media Entertainment, Ltd. ("Lancit") and LME Acquisition Corporation ("MergerSub"), a wholly owned subsidiary of RCN. Pursuant to the terms of the Merger Agreement, MergerSub will be merged with and into Lancit (the "Merger") such that immediately following the Merger, Lancit will be a wholly-owned subsidiary of RCN. The consummation of the Merger is subject to customary conditions, including the adoption and approval of the Merger and the Merger Agreement by the stockholders of Lancit in accordance with the provisions of applicable law and the filing and effectiveness of a registration statement of RCN. There is no assurance that this transaction will be consummated.



                        RCN CORPORATION AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATION
                    (Dollars in Thousands, Except Per Share)
                                   (Unaudited)


                                                                                              Quarter Ended
                                                                                                March 31,
                                                                                     -----------------------------------
                                                                                         1998                  1997
                                                                                     --------------        -------------
Sales........................................................................        $     40,138          $     29,677
Costs and expenses, excluding depreciation and amortization..................              48,455                25,524
Depreciation and amortization................................................              17,691                12,191
Nonrecurring acquisition costs: In-process technology........................              44,700                    --
Other nonrecurring charges...................................................                  --                10,000
                                                                                     ------------          ------------
Operating (loss).............................................................             (70,708)              (18,038)
Interest income..............................................................              12,815                 5,153
Interest expense.............................................................             (22,735)               (3,431)
Other (expense), net.........................................................                (899)                  (33)
                                                                                     ------------          ------------
(Loss) before income taxes...................................................             (81,527)              (16,349)
(Benefit) for income taxes...................................................             (11,682)               (4,800)
                                                                                     ------------          ------------
(Loss) before equity in unconsolidated entities and minority interest........             (69,845)              (11,549)
Equity in (loss) of unconsolidated entities..................................              (1,493)                 (805)
Minority interest in loss of consolidated entities...........................               3,586                   910
                                                                                     ------------          ------------
 Net (loss)..................................................................        $    (67,752)         $    (11,444)
                                                                                     ============          ============

Basic and Diluted (loss) per average common share:
 Net loss to shareholders....................................................        $      (1.21)         $      (0.21)
                                                                                     ============          ============
 Weighted average shares outstanding.........................................          56,216,310            54,950,914

                 See accompanying notes to Condensed Consolidated Financial
                                  Statements.



                        RCN CORPORATION AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                             (Dollars in Thousands)
                                   (Unaudited)


                                                                                            March 31,         December 31,
                                                                                             1998                 1997
                                                                                            ---------           ---------
ASSETS
Current assets:
 Cash and temporary cash investments..................................................        $511,762                $222,910
 Short-term investments...............................................................         411,238                 415,603
 Accounts receivable from related parties.............................................           4,120                   9,829
 Accounts receivable, net of reserve for doubtful accounts of $3,427 at March 31,
   1998 and $2,134 at December 31, 1997...............................................          24,567                  19,510
 Material and supply inventory, at average cost.......................................           2,613                   2,745
 Prepayments and other................................................................           7,489                   5,314
 Deferred income taxes................................................................           4,913                   4,821
 Investments restricted for debt service..............................................          22,500                  22,500
                                                                                            ----------              ----------
Total current assets..................................................................         989,202                 703,232
 Property, plant and equipment, net of accumulated depreciation of $119,039 at
 March 31, 1998 and $107,419 at December 31, 1997.....................................         247,118                 200,340
Investments restricted for debt service...............................................          41,119                  39,411
Investments...........................................................................         133,384                  70,424
Intangible assets, net................................................................         120,720                  96,547
Deferred charges and other assets.....................................................          46,689                  41,038
                                                                                            ----------              ----------
Total assets..........................................................................      $1,578,232              $1,150,992
                                                                                            ==========              ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Current maturities of long-term debt.................................................          $1,094              $      --
 Accounts payable.....................................................................          36,872                  24,835
 Accounts payable to related parties..................................................             867                   3,748
 Advance billings and customer deposits...............................................          18,999                   7,318
 Accrued taxes........................................................................              --                     488
 Accrued interest.....................................................................          10,970                   5,549
 Accrued contract settlements.........................................................           3,029                   3,126
 Accrued cable programming expense....................................................           3,908                   3,498
 Accrued expenses.....................................................................          30,767                  21,143
                                                                                            ----------              ----------
Total current liabilities.............................................................         106,506                  69,705
Long-term debt........................................................................       1,053,324                 686,103
Deferred income taxes.................................................................          22,985                  19,612
Other deferred credits................................................................           9,358                   2,596
Minority interest.....................................................................          23,776                  16,392
Commitments and contingencies.........................................................
Preferred stock.......................................................................              --                      --
Common shareholders' equity:
 Common stock.........................................................................          57,811                  54,989
 Additional paid-in capital...........................................................         392,148                 321,766
 Cumulative translation adjustments...................................................          (3,055)                 (3,055)
 Unrealized appreciation on investments...............................................             502                      --
 Treasury stock.......................................................................            (255)                     --
 Retained earnings....................................................................         (84,868)                (17,116)
                                                                                             ----------              ----------
Total common shareholders' equity.....................................................          362,283                 356,584
                                                                                             ----------              ----------
Total liabilities and shareholders' equity............................................       $1,578,232              $1,150,992
                                                                                            ==========              ==========



    See accompanying notes to Condensed Consolidated Financial Statements.



                        RCN CORPORATION AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in Thousands)
                                   (Unaudited)


                                                                                      Quarter Ended March 31,
                                                                                      -----------------------
                                                                                      1998               1997
                                                                                      ----               ----
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES........................            $8,277           $(1,107)
                                                                                     --------           -------
 CASH FLOWS FROM INVESTING ACTIVITIES
 Additions to property, plant & equipment..................................           (28,064)           (7,459)
 Investment in unconsolidated joint venture................................           (12,500)               --
 Purchase of short-term investments........................................           (77,614)               --
 Sales and maturities of short-term investments............................            82,014            33,925
 Acquisitions..............................................................           (40,717)          (30,079)
 Other.....................................................................               602            (1,142)
                                                                                     --------           -------
    Net cash used in investing activities...................................          (76,279)           (4,755)
                                                                                     --------           -------
 CASH FLOWS FROM FINANCING ACTIVITIES
 Issuance of long-term debt................................................           350,588                --
 Redemption of long-term debt..............................................              (122)               --
 Purchase of treasury stock................................................              (255)               --
 Payments made for debt financing costs....................................            (5,652)               --
 Contribution from minority interest partner...............................            11,025                --
 Proceeds from the exercise of stock options...............................             1,270                --
 Transfer to CTE...........................................................                --           (16,418)
 Change in affiliate notes.................................................                --               567
                                                                                     --------           -------
 Net cash provided by (used in) financing activities.......................           356,854           (15,851)
                                                                                     --------           -------
 Net increase (decrease) in cash and temporary cash investments............           288,852           (21,713)
 Cash and temporary cash investments at beginning of year..................           222,910            61,843
                                                                                     --------           -------
  Cash and temporary cash investments at March 31...........................         $511,762           $40,130
                                                                                     ========           =======
Supplemental disclosures of cash flow information
 Cash paid during the periods for:
   Interest (net of amounts capitalized)...................................           $16,711            $7,363
                                                                                     ========           =======
   Income taxes............................................................               $75               $25
                                                                                     ========           =======

     See accompanying notes to Condensed Consolidated Financial Statements.



                        RCN CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in Thousands)
                                   (Unaudited)

               Supplemental Schedule of Non-Cash Investing and Financing Activities

               On February 20, 1998, the Merger with Erols was consummated. The transaction was accounted for under the purchase method of accounting.

               A summary of the transaction is as follows:

Cash paid............................................       $35,931
Fair value of RCN stock issued.......................        44,672
Liabilities assumed..................................        58,664
Deferred tax liability incurred......................        14,626
Acquisition cost--In-process technology..............       (31,600)
                                                           --------
Fair value of assets acquired........................      $122,293
                                                           ========


               On February 27, 1998, the Merger with Ultranet was consummated. The transaction was accounted for under the purchase method of accounting.

               A summary of the transaction is as follows:

Cash paid............................................       $7,608
Fair value of RCN stock issued.......................       26,155
Liabilities assumed..................................        5,688
Deferred tax liability incurred......................          683
Acquisition cost--In-process technology..............      (13,100)
                                                           -------
Fair value of assets acquired........................      $27,034
                                                           =======


               The company transferred approximately 60% of the subscribers acquired in the Merger with Erols, and related unearned revenue to the Starpower joint venture. The value of the subscriber contribution was preliminary estimated to be $51,937 and the related unearned revenue was preliminary estimated to be $25,523.


     See accompanying notes to Condensed Consolidated Financial Statements.



                        RCN CORPORATION AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                (Dollars in Thousands, Except Per Share Amounts)

               1. The Condensed Consolidated Financial Statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. However, in the opinion of the Management of the Company, the Condensed Consolidated Financial Statements include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial information. The Condensed Consolidated Financial Statements should be read in conjunction with the financial statements and notes thereto included in the Company's Form 10-K for the year ended December 31, 1997.

               2. Prior to September 30, 1997, the Company was operated as part of C-TEC Corporation ("C-TEC"). RCN consists primarily of C-TEC's high growth, bundled residential voice, video and Internet access operations in the Boston to Washington, D.C. corridor, its existing New York, New Jersey and Pennsylvania cable television operations, a portion of its long-distance operations and its international investment in Megacable, S.A. de C.V. ("Megacable"). In connection with the Distribution, C-TEC changed its name to Commonwealth Telephone Enterprises, Inc. ("CTE").

               The historical financial information presented herein reflects periods during which the Company did not operate as an independent company and accordingly, certain assumptions were made in preparing such financial information. Such information, therefore, may not necessarily reflect the results of operations or the financial condition of the Company which would have resulted had the Company been an independent, public company during the reporting periods, and are not necessarily indicative of the Company's future operating results or financial condition.

               3. The Company owns a 40% equity interest in Megacable. For the quarters ended March 31, 1998 and 1997, the Company recorded equity in the earnings of Megacable which consists of its proportionate share of income and amortization of excess cost over equity in net assets of $709 and $712, respectively.

               Summarized information for the financial position and results of operations of Megacable, as of and for the three months ended March 31, 1998 and 1997, is as follows:

                                                1998         1997
                                                ----         ----
Assets....................................      $76,449      $70,575
Liabilities...............................        6,150        7,185
Shareholders' equity......................       70,299       63,390
Sales.....................................        9,219        6,764
Cost and expenses.........................        6,085        4,530
Foreign currency transaction losses.......          104           --
Net income................................       $2,638       $2,144

               Effective January 1, 1997, since the three-year cumulative rate of inflation at December 31, 1996 exceeded 100%, Mexico is being treated for accounting purposes as having a highly inflationary economy. Therefore, the U.S. dollar is treated as the functional currency and translation adjustments are included in income. The Company's proportionate share of such adjustments were losses of $(41), for the three month period ended March 31, 1998.

               4. During the first quarter of 1998, approximately 1,180,000 options were granted, approximately 227,000 were exercised yielding cash proceeds of $1,270 and approximately 48,000 options were canceled. At March 31, 1998, there are approximately 8,012,000 options outstanding at exercise prices ranging from $1.30 to $25.75 under RCN's 1997 Plan.

               5. On September 30, 1997, the Yee Family Trusts, as holders of CTE's Preferred Stock Series A and Preferred Stock Series B, filed an action against the Company, CTE and Cable Michigan in the Superior Court of New Jersey. The complaint alleges that CTE's distribution of the Common Stock of RCN and Cable Michigan in connection with the Distribution constitutes a fraudulent conveyance. The plaintiff further allege breaches of contract and fiduciary duties in connection with the Distribution. On December 1, 1997, the complaint was amended to allege that CTE's distribution of the common stock of RCN and Cable Michigan was an unlawful distribution in violation of Pa. C.S. 1551 (b)(2). The plaintiffs have asked the Court to set aside the alleged fraudulent conveyance and are seeking unspecified monetary damages alleged to be in excess of $52,000. The Company believes that this lawsuit is without merit and is contesting this action vigorously. On January 9, 1998, the defendants, including RCN, filed a Motion to Dismiss, or in the Alternative, for Summary Judgement ("the Motion"). Response and Reply Briefs have also been filed. At this writing, the Court has not scheduled oral argument on the Motion.

               6. Basic earnings per share is computed based on net (loss) income divided by the weighted average number of shares of common stock outstanding during the period.

               Diluted earnings per share is computed based on net (loss) income divided by the weighted average number of shares of common stock outstanding during the period after giving effect to convertible securities considered to be dilutive common stock equivalents. The conversion of stock options during the periods in which the Company incurs a loss from continuing operations is not assumed since the effect is anti-dilutive. The number of stock options which would have been converted in the first quarter of 1998 and have a dilutive effect if the Company had income from continuing operations is 4,041,754.

               For periods prior to October 1, 1997, during which the Company was a wholly-owned subsidiary of C-TEC, earnings per share was calculated by dividing net (loss) income by the number of average common shares of C-TEC outstanding, based upon a distribution ratio of one share of Company common equity for each share of C-TEC common equity owned.

                                                                                     Quarter Ended March 31,
                                                                                ---------------------------------
                                                                                     1998               1997
Net (loss)..................................................................    $      (67,752)    $     (11,444)
Basic earnings per average common share:
 Weighted average shares outstanding........................................        56,216,310        54,950,914
 Loss per average common share..............................................    $        (1.21)    $        (.21)
Diluted earnings per average common share:
 Weighted average shares outstanding........................................        56,216,310        54,950,914
 Dilutive shares resulting from stock options...............................                --                --
                                                                                --------------     -------------
 Weighted average shares and common stock equivalents outstanding...........        56,216,310        54,950,914
                                                                                ==============     =============
 Loss per average common share..............................................    $        (1.21)    $        (.21)



               7. In August 1997, RCN and Potomac Electric Power Company ("PEPCO"), through wholly-owned subsidiaries, entered into a letter of intent to form a joint venture to own and operate a communications network to provide voice, video, data and other communications services to residential and commercial customers in the Greater Washington, D.C., Virginia and Maryland area. The venture in the form of an unregulated entity with a perpetual term, was formed pursuant to a joint venture agreement providing for the organization and operation of Starpower Communications, LLC ("Starpower").

               RCN owns 50% of the equity interest in Starpower and PEPCO owns the remaining 50% interest.

               RCN paid $12,500 in cash in January 1998 as its initial capital contribution to Starpower.

               8. On January 21, 1998, RCN entered into the Agreement and Plan of Merger (the "Erols Merger Agreement") among RCN, Erols Internet, Inc. ("Erols"), Erol Onaran, Gold & Appel Transfer, S.A., a British Virgin Islands corporation ("Gold & Appel"), and ENET Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of RCN ("ENET"), to acquire all of the outstanding shares of common stock of Erols. The merger was consummated on February 20, 1998. Erols merged with and into ENET (the "Erols Merger"), with ENET as the surviving corporation. The approximate total Erols Merger consideration was $29,200 in cash, 1,730,648 shares of RCN Common Stock plus the assumption and repayment of $5,800 of debt. Additionally, the Company is converting approximately 999,000 of Erols stock options to 699,104 of RCN stock options at an average exercise price of $3.424 per share. The transaction was accounted for under the purchase method of accounting. In connection with the acquisition of Erols, the Company and an independent third party are conducting a study for the purpose of allocating the purchase price paid for Erols. The preliminary results of this study indicate that at least $31,600 will be allocated to in-process technology, which the Company recorded as a charge in the first quarter of 1998.

               RCN expects to contribute to Starpower approximately 60% of the subscribers acquired in the acquisition of Erols.

               9. On January 21, 1998, RCN, UNET Holdings, Inc., a wholly-owned subsidiary of RCN, and Ultranet Communications, Inc. ("Ultranet") entered into an Agreement and Plan of Merger (the "Ultranet Merger Agreement"). The total consideration for the acquisition was $7,368 in cash, 890,384 shares of RCN Common Stock, and $3,000 in deferred compensation. Additionally, the Company is converting 63,500 of Ultranet stock options to 117,052 of RCN stock options at an average exercise price of $1.825 per share and making cash payments aggregating approximately $503 to certain holders of Ultranet stock options. The transaction was consummated on February 27, 1998. The transaction was accounted for under the purchase method of accounting. In connection with the acquisition of Ultranet, the Company and an independent third party are conducting a study for the purpose of allocating the purchase price paid for Ultranet. The preliminary results of this study indicate that at least $13,100 will be allocated to in-process technology, which the Company recorded as a charge in the first quarter of 1998.

               RCN expects to contribute to RCN-BECOCOM approximately 30% of the subscribers acquired in the acquisition of Ultranet.

               10. In January 1998, Boston Edison Company ("BECO") notified RCN that it has elected to exercise its option to the full extent permitted by the Exchange Agreement with respect to 1997. RCN and BECO are presently in discussions with respect to the calculation of the agreed upon value for the exercise of such option.

               11. On February 27, 1998, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Lancit Media Entertainment, Ltd. ("Lancit") and LME Acquisition Corporation ("Merger Sub"), a wholly-owned subsidiary of RCN. Pursuant to the terms of the Merger Agreement, Merger Sub will be merged with and into Lancit (the "Merger") such that immediately following the Merger, Lancit will be a wholly-owned subsidiary of RCN. The consummation of the Merger is subject to customary conditions, including the adoption and approval of the Merger and the Merger Agreement by the stockholders of Lancit in accordance with the provisions of applicable law and the filing and effectiveness of a registration statement of RCN. There is no assurance that this transaction will be consummated.

               12. In February 1998, the Company completed an offering of 9.8% Senior Discount Notes with an aggregate principal amount at maturity of $567,000, due February 2008. The 9.8% Senior Discount Notes were issued at a discount and generated gross proceeds to the Company of $350,588. The 9.8% Senior Discount Notes are general senior obligations of the Company. The 9.8% Senior Discount Notes will not pay cash interest prior to February 15, 2003. The yield to maturity of the 9.8% Senior Discount Notes, determined on a semi-annual bond equivalent basis, will be 9.8% per annum. The 9.8% Indenture contains certain covenants that, among other things, limit the ability to the Company and its subsidiaries to incur indebtedness, pay dividends, prepay subordinate indebtedness, repurchase capital stock, engage in transactions with stockholders and affiliates, create liens, sell assets and engage in mergers and consolidations. The 9.8% Senior Discount Notes are redeemable, in whole or in part, at any time on or after February 15, 2003 at the option of the Company. The 9.8% Senior Discount Notes may be redeemed at redemption prices starting at 104.9% of the principal amount at maturity and declining to 100% of the principal amount at maturity, plus any accrued and unpaid interest.

               13. The Company has elected to adopt Statement of Financial Accounting Standard No. 131--"Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131"). The Company's operations involve developing an advanced fiber network to provide a bundled service package of voice, video and data services to new customers in high density markets and migrating as many customers as is economically justified to the single source network, including customers which were served by the Company's previously separate lines of business, for which profitability was separately measurable and monitored. While the Company's chief decision makers monitor the revenue streams of the various products, operations are managed and financial performance is evaluated based upon the delivery of multiple services to customers over a single network. This allows the Company to leverage its network costs to maximum profitability. As a result, there are many shared expenses generated by the various revenue streams; because management believes that any allocation of the expenses incurred on a single network to multiple revenue streams would be impractical and arbitrary, management does not currently make such allocations internally. The chief decision makers do, however, monitor financial performance in a way which is different from that depicted in the Company's historical general purpose financial statements.

               The Company manages operations and evaluates operating financial performance on a pro forma total RCN basis, which reflects the consolidation of all domestic joint ventures, including those not consolidated under generally accepted accounting principles. The same net loss results on both a historical and pro forma total RCN basis since the outside ownership of the joint venture, which is consolidated only in the pro forma total RCN information, is reflected as minority interest in the pro forma total RCN information. Such results are as follows:

                                                                                              Pro Forma
                                                                                          Total RCN Quarter
                                                                                           Ended March 31,
                                                                                     ----------------------------
                                                                                         1998            1997
                                                                                     ------------     -----------
Sales:
 Voice...........................................................................      $    3,515       $    431
 Video...........................................................................          26,707         24,596
 Data............................................................................           5,732              4
 Commercial & other..............................................................           7,065          4,646
                                                                                       ----------       --------
   Total.........................................................................          43,019         29,677
 Cost and expenses, excluding depreciation and amortization:
     Direct expenses.............................................................          18,837         11,287
     Operating, selling, general and administrative..............................          33,815         14,237
                                                                                        ----------       --------
    EBITDA before nonrecurring charges...........................................          (9,633)         4,153
 Depreciation and amortization...................................................          17,691         12,191
 Nonrecurring charge.............................................................              --         10,000
 Nonrecurring acquisition costs:
   In-process technology.........................................................          44,700             --
                                                                                       ----------       --------
Operating (loss).................................................................         (72,024)       (18,038)
 Interest income.................................................................          13,046          5,153
 Interest expense................................................................         (22,735)        (3,431)
 Other (expense).................................................................          (1,381)           (33)
                                                                                        ----------       --------
(Loss) before income taxes.......................................................         (83,094)       (16,349)
 (Benefit) for income taxes......................................................         (11,682)        (4,800)
                                                                                       ----------       --------
 (Loss) before equity in unconsolidated entities and minority interest...........         (71,412)       (11,549)
 Equity in loss of unconsolidated entities.......................................            (709)          (805)
 Minority interest in loss of consolidated entities..............................           4,369            910
                                                                                       ----------       --------
 Net (loss)......................................................................      $  (67,752)      $(11,444)
                                                                                       ==========       ========
 BALANCE SHEET DATA (AT MARCH 31):
 Cash, temporary cash investments and short-term investments.....................      $  942,304       $ 53,137
 Property, plant and equipment...................................................      $  373,587       $227,635
 Accumulated depreciation........................................................         119,040         89,948
                                                                                       ----------       --------
 Net property, plant and equipment...............................................      $  254,547       $137,687
 Long-term debt..................................................................      $1,054,418       $131,250



               14. In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 130--"Reporting Comprehensive Income" ("SFAS 130"). This statement, which establishes standards for reporting and disclosure of comprehensive income, is effective for interim and annual periods beginning after December 15, 1997. The Company does not currently have any material items subject to disclosure pursuant to SFAS 130.



                Report of Ernst & Young LLP, Independent Auditors


The Board of Directors
Erols Internet, Inc.




               We have audited the accompanying balance sheets of Erols Internet, Inc. as of December 31, 1996 and 1997, and the related statements of operations, stockholders' deficit, and cash flows for the period from August 1, 1995 (inception) to December 31, 1995 and for the years ended December 31, 1996 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

               We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

               In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Erols Internet, Inc. at December 31, 1996 and 1997, and the results of its operations and its cash flows for the period from August 1, 1995 (inception) to December 31, 1995 and years ended December 31, 1996 and 1997, in conformity with generally accepted accounting principles.




                                                         /s/ ERNST & YOUNG LLP





Vienna, Virginia
January 15, 1998, except for Note 10,
as to which the date is February 20, 1998


                              EROLS INTERNET, INC.

                                 BALANCE SHEETS


                                                                                                  December 31,
                                                                                        -------------------------------
                                                                                             1996              1997
                                                                                        ------------      -------------
ASSETS
Current assets:
 Cash and cash equivalents..........................................................      $ 2,540,857       $   103,718
 Accounts receivable, less allowance of $42,000 and $161,000 at December 31,
   1996 and 1997, respectively......................................................          233,508           544,051
 Restricted cash....................................................................               --           150,000
 Note receivable from related parties...............................................          350,000           370,572
 Prepaid expenses and other current assets..........................................           21,815            19,953
                                                                                          -----------       -----------
Total current assets................................................................        3,146,180         1,188,294
Property and equipment, net.........................................................       10,499,332        17,840,969
Restricted cash.....................................................................          850,166           743,353
Deposits............................................................................           63,321           395,711
                                                                                          -----------       -----------
Total assets........................................................................      $14,558,999       $20,168,327
                                                                                          ===========       ===========
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
 Accounts payable...................................................................      $ 9,973,259       $ 8,651,104
 Accrued expenses...................................................................          586,874         1,404,170
 Current portion of unearned revenues...............................................       12,916,864        25,582,996
 Notes payable......................................................................          700,000           700,000
 Current portion of capital lease obligations.......................................          613,506         1,466,701
 Current portion of deferred gain...................................................           42,444            66,079
                                                                                          -----------       -----------
Total current liabilities...........................................................       24,832,947        37,871,050
                                                                                          -----------       -----------
Long-term portion of unearned revenues..............................................        3,440,928         8,906,491
Note payable to stockholder.........................................................               --         5,000,000
Long-term portion of capital lease obligations......................................          994,343         1,852,026
Long-term portion of deferred gain..................................................           60,722            66,580
Deferred rent.......................................................................          120,611           134,376
Commitments.........................................................................               --                --
Stockholders' deficit:
 Preferred Stock, $.001 par value; 10,000,000 shares authorized.....................               --                --
 Common Stock, $.001 par value; 50,000,000 shares authorized; 5,586,492 and
   5,836,779 shares issued and outstanding at December 31, 1996 and 1997,
   respectively.....................................................................            5,586             5,837
 Additional paid-in capital.........................................................        3,127,239         4,066,088
 Deferred stock compensation........................................................         (364,250)         (202,361)
 Accumulated deficit................................................................      (17,659,127)      (37,531,760)
                                                                                          -----------       -----------
Total stockholders' deficit.........................................................      (14,890,552)      (33,662,196)
                                                                                          ===========       ===========
Total liabilities and stockholders' deficit.........................................      $14,558,999       $20,168,327
                                                                                          ===========       ===========



                             EROLS INTERNET, INC.

                           STATEMENTS OF OPERATIONS

                                                        Period from           Year ended December 31,
                                                       August 1, 1995     ------------------------------
                                                      (inception) to
                                                    December 31, 1995         1996               1997
                                                    -----------------     ------------------------------
Net revenues:
 Dial access revenues......................               $125,752        $10,948,863        $33,588,925
 Other revenues............................                     --                 --          2,939,215
                                                       -----------       ------------       ------------
Total net revenues.........................                125,752         10,948,863         36,528,140
                                                       -----------       ------------       ------------
Costs and expenses:
 Cost of dial access revenues..............                 63,030          6,002,155         13,338,452
 Cost of other revenues....................                     --                 --          1,198,837
 Operations and customer support...........                125,095          6,227,011          9,930,114
 Sales and marketing.......................                188,314          9,475,585         19,777,437
 General and administrative................                 90,880          2,092,421          5,584,224
 Depreciation and amortization.............                 16,741          2,013,967          6,360,573
                                                       -----------       ------------       ------------
Total costs and expenses...................                484,060         25,811,139         56,189,637
Loss from operations.......................               (358,308)       (14,862,276)       (19,661,497)
Other income (expense):
 Other expense, net........................               (658,421)        (1,628,201)           (49,157)
 Interest expense, net.....................                 (1,545)          (150,376)          (161,979)
                                                       -----------       ------------       ------------
Net loss...................................            $(1,018,274)      $(16,640,853)      $(19,872,633)
                                                       ===========       ============       ============




                             EROLS INTERNET, INC.

                      STATEMENTS OF STOCKHOLDERS' DEFICIT


                                                           Additional    Deferred                           Total
                                        Common Stock        Paid-in       Stock       Accumulated       Stockholders'
                                    Shares       Amount     Capital    Compensation     Deficit            Deficit
                                   ---------  ---------  -----------   ------------  --------------    --------------
Balance at August 1, 1995.......         --    $   --    $       --      $      --     $         --      $         --

 Net loss.......................         --        --            --             --       (1,018,274)       (1,018,274)
                                  ---------    ------    ----------      ---------     ------------      ------------
Balance at December 31, 1995....         --        --            --             --       (1,018,274)       (1,018,274)

 Contribution of divisional
   equity to Erols Internet,
   Inc. (Note 1)..........              424        --         1,000             --               --             1,000

 Recapitalization of
   Erols Internet, Inc.
   (Note 1):
   Retirement of
     Common Stock of
     Erols Computer, Inc.......        (424)       --        (1,000)            --               --            (1,000)
   Issuance of Common Stock of
     Erols Internet, Inc........  4,272,023     4,272         5,803             --               --            10,075

 Issuance of Common Stock.......  1,314,469     1,314     2,757,186             --               --         2,758,500

 Compensatory stock options.....         --        --       364,250       (364,250)              --                --

 Net loss.......................         --        --            --             --      (16,640,853)      (16,640,853)
                                  ---------    ------    ----------      ---------     ------------      ------------
Balance at December 31, 1996....  5,586,492     5,586     3,127,239       (364,250)     (17,659,127)      (14,890,552)

 Issuance of Common Stock.......    250,287       251       938,849             --               --           939,100

 Compensatory stock options.....         --        --            --        161,889               --           161,889

 Net loss.......................         --       --             --             --      (19,872,633)      (19,872,633)

                                  ---------    ------    ----------      ---------     ------------      ------------
Balance at December 31, 1997....  5,836,779    $5,837    $4,066,088      $(202,361)    $(37,531,760)     $(33,662,196)
                    === =====     =========    ======    ==========      =========     ============      ============





                             EROLS INTERNET, INC.

                           STATEMENTS OF CASH FLOWS


                                                                           Period from
                                                                          August 1, 1995
                                                                          (inception) to            Year ended December 31,
                                                                           December 31,         --------------------------------
                                                                               1995                  1996              1997
                                                                         ------------------     --------------    --------------
OPERATING ACTIVITIES
Net loss..........................................................              $(1,018,274)     $(16,640,853)     $(19,872,633)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
   Depreciation and amortization..................................                   16,741         2,013,967         6,360,573
   Allowance for doubtful accounts................................                       --            42,000           119,000
   Gain related to sale-leaseback transactions....................                                                      (42,444)
   Stock and stock option compensation expense....................                       --                --           161,889
   Changes in operating assets and liabilities:
     Accounts receivable..........................................                  (14,764)         (260,744)         (450,115)
     Prepaid expenses and other current assets....................                       --           (21,815)            1,862
     Restricted cash..............................................                       --          (850,166)          (43,187)
     Deposits.....................................................                       --           (63,321)         (332,390)
     Accounts payable.............................................                   92,400         9,880,859        (1,322,155)
     Accrued expenses.............................................                   29,241           557,633           817,296
     Unearned revenues............................................                  743,496        15,614,296        18,131,695
     Deferred rent................................................                   68,105            52,506            13,765
                                                                                -----------      ------------      ------------
Net cash (used in) provided by operating activities...............                  (83,055)       10,324,362         3,543,156
INVESTING ACTIVITIES
Purchases of property and equipment...............................                 (416,945)      (10,174,143)      (11,350,440)
Proceeds from disposal of property and equipment..................                       --                --            12,172
Advance under note receivable from related parties................                       --          (350,000)               --
                                                                                -----------      ------------      ------------
Net cash used in investing activities.............................                 (416,945)      (10,524,143)      (11,338,268)
FINANCING ACTIVITIES
Proceeds from notes payable to bank...............................                  500,000           700,000           600,000
Proceeds from notes payable to related party......................                       --                --         5,000,000
Payments of notes payable to bank.................................                       --          (500,000)         (600,000)
Payments on obligations under capital leases......................                       --          (227,937)         (581,127)
Net proceeds from issuance of Common Stock........................                       --         2,768,575           939,100
                                                                                -----------      ------------      ------------
Net cash provided by financing activities.........................                  500,000         2,740,638         5,357,973
                                                                                -----------      ------------      ------------
Net increase (decrease) in cash and cash equivalents..............                       --         2,540,857        (2,437,139)
Cash and cash equivalents at beginning of period..................                       --                --         2,540,857
                                                                                -----------      ------------      ------------
Cash and cash equivalents at end of period........................              $        --      $  2,540,857      $    103,718
                                                                                ===========      ============      ============
SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid.....................................................              $     1,545      $    159,196      $    281,085
                                                                                ===========      ============      ============

                              EROLS INTERNET, INC.

                         NOTES TO FINANCIAL STATEMENTS


1.    Organization

               Erols Internet, Inc. (the "Company") began operations on August 1, 1995 as a division of OEO, Inc., which changed its name to Erols Internet, Inc. on December 2, 1996. The Company is an Internet service provider ("ISP"), offering a combination of low priced, high quality Internet access in targeted markets located throughout the corridor stretching from Massachusetts to Virginia.

               From its inception on August 1, 1995 through December 2, 1996, the Company operated as a division of OEO, Inc., a company that had two divisions consisting of the Company's ISP operations and a computer, television and video cassette recorder repair division. On December 2, 1996, OEO, Inc. reincorporated in the State of Delaware and changed its name to Erols Internet, Inc. Shortly thereafter, on December 28, 1996, the assets and liabilities of the computer, television and video cassette recorder repair division were spun-off to a newly formed Virginia corporation named Erol's Computer & TV/VCR, Inc.

               The financial statements of Erols Internet, Inc. as of and for the five month period ended December 31, 1995 have been prepared on the basis that Erols Internet, Inc. operated as a division of OEO, Inc. and accordingly, there are no equity accounts such as common stock or paid in capital related to the Internet division. The financial statements of Erols Internet, Inc. as of December 31, 1996 have been prepared on the basis that Erols Internet, Inc. operated as a separately incorporated company and accordingly, reflect the shares of Common Stock issued to the former stockholder of OEO, Inc. as a result of the reincorporation and recapitalization of Erols Internet, Inc. Additionally, the statements of operations for the period from August 1, 1995 (inception) to December 31, 1995 and for the period from January 1, 1996 to December 28, 1996 have been prepared from the historical books and records of the Internet division and include all amounts directly attributable and identifiable to the Internet business as well as indirect expenses, such as physical operating costs and management salaries. The physical operating costs and management salaries were charged based on square feet and hours attributable to the Internet business, respectively.

               The Company has experienced operating losses since its inception as a result of efforts to build its network infrastructure, increase internal staffing, develop its systems and expand into new markets. The Company expects to continue to focus on increasing its subscriber base and geographic coverage. Accordingly, the Company expects its cost and operating expenses and capital expenditures to continue to increase significantly, all of which will have a negative impact on short-term operating results. The online services and Internet markets are highly competitive. The Company believes that existing competitors, Internet-based services, Internet service providers, Internet directory services and telecommunication companies are likely to enhance their service offerings resulting in greater competition for the Company. The competitive conditions could have the following effects: require additional pricing programs, increase spending on marketing, limit the Company's ability to expand its subscriber base and result in increase attrition in the existing subscriber base. There can be no assurance that growth in the Company's revenues or subscriber base will continue or that the Company will be able to achieve or sustain profitability or positive cash flow.

2.    Summary of Significant Accounting Policies

Use of Estimates

               The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

               For purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. On December 31, 1997, the Company had purchased $5,125,000 of U.S. Government securities under agreements to resell on January 1, 1998. Due to the short-term nature of the agreements, the Company did not take possession of the securities which were held by the Company's asset managers. The market value of the securities approximated the carrying amount at December 31, 1997.

Restricted Cash

               Certain capital lease agreements generally require the Company to maintain restricted cash deposit accounts with a bank which amounted to $850,166 and $893,353 as of December 31, 1996 and 1997, respectively.

Impairment of Long-Lived Assets

               At each balance sheet date, management determines whether any property and equipment or any other assets have been impaired based on the criteria established in Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of." The Company made no adjustments to the carrying values of the assets during the period from August 1, 1995 (inception) to December 31, 1995 and during the years ended December 31, 1996 and 1997.

Stock Compensation

               The Company accounts for its stock-based compensation in accordance with APB No. 25 "Accounting for Stock Issued to Employees" ("APB 25") using the intrinsic value method. The Company has made pro forma disclosures required by SFAS No. 123 "Accounting for Stock Based Compensation" ("SFAS 123") using the fair value method.

Revenue Recognition

               The Company recognizes Internet access revenue when the services are provided. During the period from August 1, 1995 (inception) to December 31, 1995 and the years ended December 31, 1996 and 1997, the Company offered one, two and three year contracts for Internet access that are generally paid for in advance by customers. The Company has deferred recognizing revenue on these advance payments and amortizes the amounts to revenue on a straight-line basis as the services are provided.

               The Company allows for cancellations of up to thirty days after service is initiated for a full refund. Any cancellations in the period subsequent to the first thirty days of service are refunded on a pro-rata schedule. The Company reviews its history of cancellations periodically and, when appropriate, records a reserve for estimated amount of returns.

               The Company recognizes web page hosting revenues when the services are rendered. During the year ended 1997, the Company offered monthly and one year contracts to host customers' web pages. The revenues related to these contracts were recognized on the straight line basis over the
term of the contract.   Revenues from internet classes and product sales are
recognized as the service is performed or product shipped.

Costs of Revenues

               Cost of dial access revenues primarily consists of telecommunication expenses inherent in the network infrastructure. Cost of dial access revenues also includes fees paid for lease of the Company's backbone, as well as license fees for Web browser software based on a per user charge, other license fees paid to third-party software vendors, product costs, and contractor fees for distribution of software to new subscribers.

Advertising Costs

               All advertising and promotion costs are expensed as incurred. During the period from August 1, 1995 (inception) to December 31, 1995 and for the years ended December 31, 1996 and 1997, the Company expensed $121,451, $6,530,877 and $12,267,445, respectively, as advertising costs.

Income Taxes

               Prior to December 28, 1996, the Internet Business operated as a division of OEO, Inc. and accordingly, a consolidated tax return for OEO, Inc. was filed. Since OEO, Inc. generated consolidated net losses for the period from August 1, 1995 to December 28, 1996, no provision for income taxes would have been recorded for the consolidated company and, as such, no additional disclosure has been made as to the Internet division's portion of the net losses for tax purposes. In connection with the reincorporation of OEO, Inc. and the spin-off of Erol's Computer & TV/VCR, Inc., the provision for income taxes and the resulting deferred tax asset (see Note 8) for the Company using the liability method was calculated for the period December 2, 1996 through December 31, 1996. There was no provision for income taxes required for this period.

Financial Instruments and Concentration of Credit Risk

               Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, restricted cash and accounts receivable. The cash and restricted cash are held by a high credit quality financial institution. For accounts receivable, the Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral. The Company maintains reserves for credit losses, and such losses have been within management's expectations. The concentration of credit risk is mitigated by the large customer base. The carrying amount of the receivables approximates their fair value.

Sources of Supplies

               The Company relies on local telephone companies and other companies to provide data communications. Although management feels alternative telecommunications facilities could be found in a timely manner, any disruption of these services could have an adverse effect on operating results. Although the Company attempts to maintain multiple vendors for each required product, its modems, terminal servers, and high-performance routers, which are important components of its network, are currently acquired from two sources. In addition, some of the Company's suppliers have limited resources and production capacity. If the suppliers are unable to meet the Company's needs as it builds out its network infrastructure, then delays and increased costs in the expansion of the Company's network infrastructure could result, which would affect operating results adversely.

Recent Pronouncements

               In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Comprehensive Income", which is required to be adopted for the year ended December 31, 1998. SFAS 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in the financial statements and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the Statements of Stockholders' Deficit. The Company will be required to restate earlier periods provided for comparative purposes. The disclosure for comprehensive income is not expected to be material.

3.    Property and Equipment

               Property and equipment, including leasehold improvements, are stated at cost. Depreciation is calculated using the straight-line method over estimated useful lives ranging between three and seven years. Leasehold improvements are amortized over the lesser of the related lease term or the useful life.

               Property and equipment consisted of the following:

                                                         December 31,
                                                  ----------------------------
                                                    1996             1997
                                                  -----------      -----------
Computer equipment..........................      $11,570,218      $24,517,954
Furniture, fixtures, and office equipment...          721,218        1,378,768
Leasehold improvements......................          238,604          335,528
                                                  -----------      -----------
                                                   12,530,040       26,232,250
Less accumulated depreciation...............        2,030,708        8,391,281
                                                  -----------      -----------
                                                  $10,499,332      $17,840,969
                                                  ===========      ===========


4. Notes Payable

               Pursuant to a promissory note agreement dated December 20, 1995, the Company owed $500,000 to a financial institution as of December 31, 1995. The loan bore interest at an annual rate of 1.5% plus prime rate (10% at December 31, 1995). Prior to the repayment of the loan balance, the loan was collateralized by certain assets of the Company and was guaranteed by an officer and stockholder of the Company. During 1996, the Company repaid the balance of the note plus unpaid interest totaling $16,131.

               As of December 31, 1996 and 1997, the Company had a short-term line of credit arrangement with a bank which allowed for aggregate borrowings up to $700,000. As of December 31, 1996 and 1997, $700,000 was outstanding under this arrangement. The line of credit bears interest at the bank prime rate plus 1 1/2 % per annum (10% as of December 31, 1997). As of December 31, 1996 and 1997, the Company has accrued $2,051 and $7,158, respectively, of interest related to this line of credit. The note is due on September 25, 1998. The line of credit is personally guaranteed by an officer and stockholder of the Company. See Note 6.

               During December 1997, the Company entered into a subordinated revolving line of credit agreement, with a maximum borrowing amount of $5,000,000, and a $5,000,000 subordinated note payable agreement with a stockholder. The Company received the proceeds from the $5,000,000 note payable in December 1997 and utilized the proceeds to repay certain accounts payable. The subordinated revolving line of credit and note payable bear interest at a fluctuating rate equal to the greater of 11% per annum or 4 1/2 per annum over the prime rate. The subordinated revolving line of credit agreement provides for an unused facility fee equal to 1/2% of the difference between the average daily balance outstanding and the $5,000,000 maximum borrowing amount, payable quarterly. The revolving line of credit and the note payable are secured by certain assets of the Company. The balance of the note payable, as well as any outstanding borrowings under the line of credit facility, are due upon the acquisition of more than 50% of the Company's outstanding Common Stock or the sale in an underwritten public offering of debt or equity securities issued by the Company.

5.    Commitments

Operating Leases

               The Company leases office space and various office and computer equipment under non-cancelable operating lease agreements. The leases generally provide for renewal terms and the Company is required to pay a portion of the common areas' expenses including maintenance, real estate taxes and other expenses. Rent expense for the period from August 1, 1995 (inception) to December 31, 1995 and for the years ended December 31, 1996 and 1997, was $12,601, $843,615 and $2,236,183, respectively. The Company is also required to pay additional rent based on certain percentages of revenues recorded by the various stores (kiosks) when the revenues exceed certain predetermined amounts. The Company has not incurred any significant additional rent charges to date.

               As of December 31, 1997, payments due under non-cancelable operating leases are as follows:

1998...............................      $1,301,609
1999...............................         914,082
2000...............................         578,203
2001...............................         461,561
2002...............................         314,831
                                         ----------
                                         $3,570,286
                                         ==========


Capital Leases

               The Company leases certain office and computer equipment as a result of sales-leaseback agreements, which will be accounted for as capital leases. The Company recorded approximately $192,000 of deferred gain related to the difference between the sale price of the equipment and present value of the minimum lease payments. The Company will amortize the deferred gain to other income over the lease term. Computer equipment held under capital leases at December 31, 1996 and 1997 amounted to $1,956,407 and $4,320,349,
respectively.   Accumulated amortization related to this equipment amounted to
$480,384 and $1,329,551 at December 31, 1996 and 1997, respectively.
Amortization related to capital leased equipment is included in depreciation and amortization expense. The non-cash portion of these transactions has been excluded from the Statements of Cash Flows.

               As of December 31, 1997, future minimum lease payments under the capital leases are as follows:

1998...............................................      $1,805,933
1999...............................................       1,487,236
2000...............................................         536,826
                                                         ----------
                                                          3,829,995
Less interest......................................        (511,268)
                                                         ----------
Present value of net minimum payments..............       3,318,727
Less current portion...............................       1,466,701
                                                         ----------
                                                         $1,852,026
                                                         ==========


Letters of Credit

               During 1996 and 1997, in connection with capital lease agreements, the Company obtained several letters of credit with a financial institution in the amounts of the lease obligations. As collateral for these letters of credit, the financial institution required that the Company invest certain amounts in certificate of deposits at the financial institution. The total amount of cash restricted in connection with these letters of credit is approximately $905,000 and $837,000 at December 31, 1996 and 1997, respectively. The certificates of deposit bear interest at a rate of 4.7%, mature in one year and are renewable at the option of the financial institution. The letters of credit expire in 1998 and will be automatically renewed, subject to certain withdrawal privileges by the Company, by the financial institution for an additional one year period for each year under which the capital lease obligations are outstanding.

Employment Agreements

               During 1996 and 1997, the Company executed employment agreements with certain key executives under which the Company is required to pay the following base salaries annually over the next two years:

1998...............................        $840,000
1999...............................         225,000
                                         ----------
                                         $1,065,000
                                         ==========


Other Commitments

               Effective January 31, 1997, the Company entered into an ISP License Agreement with a vendor. The Company agreed to license a minimum of 1,000,000 software mailbox products in exchange for $3,000,000, which is to be paid in quarterly installments over the next three years. After exceeding the 1,000,000 software mail box products, the Company may license additional mailbox products for a fee of $3.00 per mailbox.

6.    Related Party Transactions

               Since inception, the Company has shared common facilities and operating costs such as executive management salaries, accounting, supplies, marketing, etc., with Erol's Computer & TV/VCR, Inc. (the "Affiliated Company") which shares common ownership with the Company. During the period from August 1, 1995 (inception) to December 31, 1995 and the years ended December 31, 1996 and 1997, $11,530, $721,557 and $0 were charged to operations related to shared facilities and operating costs, respectively.

               The Company executed a promissory note agreement with an Individual (the "Individual"), an officer and stockholder of the Company, and the Affiliated Company, whereby the Company agreed to loan $350,000 to the Individual and the Affiliated Company. The note bears annual interest at a rate equivalent to the federal rate, defined by the Internal Revenue Code.
The balance of the note plus compounded interest will become due to the Company three weeks after the date on which the short-term line of credit arrangement expires and the Individual has been released as a guarantor of the line of credit arrangement with the bank.

               Since inception in August 1995 through December 31, 1996, Erols Internet paid certain expenses related to the Affiliated Company on behalf of the Affiliated Company. These expenses amounted to $658,422 and $1,645,511 during the period from August 1, 1995 (inception) to December 31, 1995 and during the year ended December 31, 1996, respectively. Since there is no intention to repay these amounts to the Company, the Company has written off the receivable and has included the amount in other expense in the Statements of Operations.

               Effective January 1, 1997, the Company entered into a five year management agreement with Erol's Computer & VCR (the "Affiliated Company"). Pursuant to this agreement, the Company will provide office space, general and administrative services, sales services and print advertising services to the Affiliated Company in exchange for a management fee. The management fee is based on actual direct labor charges to the Affiliated Company and an allocation of facilities costs based on square feet used by the Affiliated Company. During the year ended December 31, 1997, the management fee amounted to $58,784. The $58,784 is included in accounts receivable as of December 31, 1997. During December 1997, the parties agreed to terminate the agreement effective December 31, 1997.

               The Company purchased computer equipment for resale and internal use from the Affiliated Company. During the year ended December 31, 1997, purchases amounted to $532,714.

7.    Stockholders' Deficit

Equity transactions

               During 1995, the Company operated as a division of OEO, Inc. and accordingly, had no Common Stock outstanding. During 1996, as a part of the reorganization, the sole common stockholder was issued 4,272,023 shares of voting Common Stock, par value $0.001 in Erols Internet, Inc.

               In December 1996, the Company completed a private placement to raise total proceeds of approximately $3,000,000 from an outside investor (the "Minority Stockholder"). The Company sold 1,314,469 shares of voting Common Stock at $2.29 per share.

               In May 1997, the Company completed a private placement to raise total proceeds of approximately $500,000 from the Minority Stockholder. The Company sold 131,447 shares of voting Common Stock at $3.80 per share.

               In September 1997, the Company completed a private placement to raise total proceeds of approximately $500,000 from the Minority Stockholder. The Company sold 114,600 shares of voting Common Stock at $4.36 per share.

               On December 4, 1997, the Board of Directors and stockholders of the Company approved a 1 for 2.3583672 reverse stock split of the Company's $0.001 par value voting Common Stock, which became effective on December 5, 1997. In addition, the Company eliminated the authorized non-voting Common Stock. All references in the accompanying financial statements to the number of shares of Common Stock and per-share amounts have been restated to reflect these transactions.

Stock Option Plan

               During 1996, the Company adopted a stock option plan (the "Option Plan") which permits the Company to grant up to 657,234 voting Common Stock options to employees, board members and others who contribute materially to the success of the Company. During 1997, the Company increased the number of options available for grant under the plan to 826,843. Stock options are generally granted at prices which the Company's Board of Directors believes approximates the fair market value of its Common Stock at the date of grant. Individual grants generally become exercisable ratably over a period of three years from the date of hire. The contractual term of the options is ten years from the date of grant.

               In December 1996, the Company issued 328,617 options to a certain officer at an exercise price of $1.18 which was considered to be below fair market value at the time of the option grant. Accordingly, the Company recorded deferred stock compensation of $364,250 which will be amortized to expense over the vesting period of three years beginning in January 1997, of which $161,889 was recognized as expense during 1997.

               Common stock option activity was as follows:

                                                                   Year ended December 31,
                                                         1996                                  1997
                                           ----------------------------------   ---------------------------------
                                                              Weighted                               Weighted-
                                           Number of           Average                                Average
                                            Shares         Exercise Price          Shares         Exercise Price
                                            ------         --------------          ------         --------------
Outstanding at beginning of year......              -            $    -           455,823               $1.49
Options granted.......................        455,823                 1.49        675,611                3.04
Options exercised.....................              -                 -            (4,240)               3.32
Options canceled or expired...........              -                 -           (75,333)               2.29
                                              -------            ---------      ---------               -----
Outstanding at end of year............        455,823            $    1.49      1,051,861               $2.42
                                              =======            =========      =========               =====
Exercisable at year-end...............              -            $    -           264,278               $1.91
                                              =======            =========      =========               =====


               As of December 31, 1997, there were 95,119 options available for future grants under the Option Plan.

               The following table summarizes information about fixed-price stock options outstanding at December 31, 1997:

                                                 Options Outstanding                           Options Exercisable
                                 ---------------------------------------------------     -----------------------------
                                     Number             Average          Weighted-          Number          Weighted-
                                 Outstanding at        Remaining          Average         Exercisable        Average
                                  December 31,        Contractual         Exercise        at December        Exercise
Range of Exercise Prices              1997               Life              Price           31, 1997           Price
------------------------        ------------------  ----------------   -------------     --------------   ------------
Less than $2.30.............             784,238           9.0             $1.82          253,332             $1.81
$2.30 - $4.75...............             267,623           9.0              4.18           10,946              4.17
                                       ---------                           -----          -------             -----
$1.18 - $4.55...............           1,051,861                            2.42          264,278              1.91
                                       =========                           =====          =======             =====


               Had compensation expense related to the stock option plan been determined based on the fair value at the grant date for options granted during the period from August 1, 1995 to December 31, 1995 and for the years ended December 31, 1996 and 1997 consistent with the provisions of SFAS 123, the Company's net loss would have been as follows:

                           Period from
                          August 1, 1995
                          to December 31,        Years Ended December 31,
                               1995               1996              1997
                          ---------------     -------------     -------------
Net loss--pro forma..        $(1,018,274)     $(16,690,399)     $(20,086,156)
                             ===========      ============      ============


               The effect of applying SFAS 123 on 1995, 1996 and 1997 pro forma net loss as stated above is not necessarily representative of the effects on reported net loss for future years due to, among other things, the vesting period of the stock options and the fair value of additional stock options in future years.

               The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing fair value model with the following weighted-average assumptions used for grants in 1996 and 1997: dividend yield of 0%, expected volatility of 70%; risk-free interest rate of 6.5%; and expected terms from 3 to 4 years. The weighted average fair values of the options granted in 1996 and 1997 with a stock price equal to the exercise price is $1.31 and $1.79, respectively. The weighted average fair value of the options granted in 1996 with a stock price greater than the exercise price in 1996 is $0.38.

Reserve for Issuance

               As of December 31, 1997, the Company had reserved 11,151,220, respectively, shares of non-voting common stock, preferred stock and voting Common Stock options.

8.    Income Taxes

               Net deferred income tax assets are as follows:

                                                 December 31,
                                        ------------------------------------
                                             1996                    1997
                                        ------------            ------------
Unearned revenue                         $ 1,307,553             $ 7,766,210
Operating loss carryforwards               1,913,864               2,793,213
Provision for bad debts                       15,960                  61,305
Accrued vacation                                  --                  50,005
Deferred rent                                     --                  51,009
Stock options                                     --                  61,452
Depreciation                                (228,000)               (267,131)
                                         -----------             -----------
Deferred tax assets                        3,009,377              10,516,063
Valuation allowance                       (3,009,377)            (10,516,063)
                                         -----------             -----------
Net deferred tax assets                  $        --            $         --
                                         ===========             ===========


               At December 31, 1997, the Company has net operating loss carryforwards amounting to approximately $7,358,305. Operating loss carryforwards expire in 2010 and 2011.

9.    Contingencies

               On September 1, 1997, a motion for judgment was filed against the Company in Virginia state court by the Company's former Vice President, Marketing. The motion for judgment alleges breach of contract and wrongful termination and seeks punitive and compensatory damages of approximately $1,000,000. Additionally, the Company's former Vice President, Marketing seeks to exercise certain stock options. Discovery has just been initiated and, therefore, it is premature to reach an opinion on liability or the extent of exposure. However, the Company believes that it has a meritorious defense and is conducting a vigorous defense. The Company doesn't believe that the conclusion of this matter will materially affect the Company's financial position or results of operations.

10.   Subsequent Event

               On January 21, 1998, the Company entered into an Agreement and Plan of Merger with RCN Corporation ("RCN"). In the transaction, RCN will issue common stock and replacement stock options valued at $48,500,000 and pay $35,000,000 in cash, including the assumption and repayment of the $5,700,000 note payable, in exchange for all of the outstanding equity securities of Erols Internet, Inc. The Agreement and Plan of Merger was closed on February 20, 1998.

               In conjunction with the merger agreement with RCN, certain outstanding options held by two employees of the Company became fully vested. Additionally, all outstanding options held by non-employees will fully vest and be repurchased by the Company at a price equal to the difference between $14 and the option exercise price multiplied by the number of outstanding options.


================================================================================


               No person has been authorized to give any information or make any representations, other than those contained in this Prospectus, in connection with the offering made hereby, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, or any other person. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.


                                TABLE OF CONTENTS
                                                         Page
                                                         ----

               Summary................................... 1
               Risk Factors.............................. 11
               Use of Proceeds........................... 25
               Capitalization............................ 26
               Unaudited Pro Forma Consolidated Financial
                     Statements.......................... 27
               Selected Historical Consolidated Financial
                     Data................................ 32
               Management's Discussion and Analysis of
                     Financial Condition and Results of
                     Operations.......................... 34
               Business.................................. 48
               Management................................ 77
               Security Ownership of Management,
                     Principal Stockholders and Selling
                     Stockholders........................ 85
               Description of Certain Indebtedness....... 88
               Description of the Notes.................. 92
               Certain U.S. Federal Income Tax
                     Consequences........................ 119
               Underwriting.............................. 122
               Legal Matters............................. 123
               Experts................................... 123
               Additional Information.................... 123
               Index to Financial Statements............. F-i

================================================================================



                                     [LOGO]



                           $250,000,000 Gross Proceeds
                             % Senior Discount Notes
                                    Due 2008



                                 RCN Corporation




                                   ----------


                                   PROSPECTUS


                                   ----------

                               Merrill Lynch & Co.

                          Donaldson, Lufkin & Jenrette
                             Securities Corporation

                             NationsBanc Montgomery
                                 Securities LLC

                              Salomon Smith Barney

                                 June    , 1998



================================================================================




                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 13.  Other Expenses of Issuance and Distribution

               The following table sets forth the costs and expenses payable by the Company in connection with the sale of the securities being registered hereby. All amounts are estimates except the Registration Fee.


                                         Amount to be Paid
                                         -----------------
Registration fee......................    $   73,750.00
NASD fee..............................    $   25,500.00
Printing..............................    $           *
Legal fees and expenses...............    $           *
Accounting fees and expenses..........    $           *
Miscellaneous.........................    $           *
                                          -------------
    TOTAL.............................    $           *
                                          =============
----------
* To be filed by amendment.

Item 14.  Indemnification of Directors and Officers

               Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or it stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for the unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

               Section 145 of the DGCL empowers the Company to indemnify, subject to the standards set forth therein, any person in connection with any action, suit or proceeding brought before or threatened by reason of the fact that the person was a director, officer, employee or agent of such company, or is or was serving as such with respect to another entity at the request of such company. The DGCL also provides that the Company may purchase insurance on behalf of any such director, officer, employee or agent.

               The Company's Amended and Restated Articles of Incorporation provides in effect for the elimination of the personal liability of RCN directors for breaches of fiduciary duty and for the indemnification by the Company of each director and officer of the Company, in each case, to the fullest extent permitted by applicable law.

Item 15.  Recent Sales of Unregistered Securities

               1. Issuance of Notes. On October 10, 1997, RCN issued $225,000,000 aggregate principal amount of 10% Senior Notes due 2007 and $601,045,000 aggregate principal amount at maturity of 11 1/8% Senior Discount Notes due 2007. On February 6, 1998, RCN issued $567,000,000 aggregate principal amount at maturity of 9.80% Senior Discount Notes due 2008. The underwriters for each of the issuances were Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Brothers Inc and NationsBanc Montgomery Securities LLC. The notes were sold under Rule 144A under the Securities Act to qualified institutional buyers.

                                                         Principal
                                                         Amount at          Offering        Underwriting
                  Title of Notes                          Maturity           Price           Commission
                  --------------                          --------           -----           ----------
10% Senior Notes due 2007..........................     $225,000,000      $225,000,000        $6,750,000
11 1/8% Senior Discount Notes due 2007.............     $601,045,000      $350,000,524       $12,250,018
9.80% Senior Discount Notes due 2008...............     $567,000,000      $350,587,440        $5,732,370

               2. Issuance of Common Stock. On February 20, 1998, RCN issued 1,730,648 shares of RCN Common Stock in connection the merger of Erols Internet, Inc. with and into a wholly owned subsidiary of RCN. On February 27, 1998, RCN issued 890,384 shares of RCN Common Stock in connection with the merger of UltraNet Communications, Inc. with and into a wholly owned subsidiary of RCN. Both of these issuances were made pursuant to the exemption from registration under Section 4(2) of the Securities Act.


Item 16.  Exhibits and Financial Statement Schedules

              (a) Exhibits

     Exhibit No.                                                        Document
               1.1*       Form of Underwriting Agreement

               2.1        Form of Distribution Agreement among C-TEC Corporation, Cable Michigan, Inc. and RCN
                          Corporation (incorporated by reference to Exhibit 2.1 to Amendment No. 2 to the Company's
                          Information Statement on Form 10/A ("Form 10A") filed on September 5, 1997)

               2.2        Agreement and Plan of Merger dated as of January 21, 1998 among Erols Internet, Inc., Erol
                          Onaran, Gold & Appel Transfer, S.A., RCN Corporation and ENET Holding, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K ("Form 8-K") filed on
                          March 6, 1998)

               2.3        Amendment No. 1 to Agreement and Plan of Merger dated as of January 21, 1998 among Erols
                          Internet, Inc., Erol Onaran, Gold & Appel Transfer, S.A., RCN Corporation and ENET Holding,
                          Inc. (incorporated by reference to Exhibit 2.2 to the Company's Form 8-K)

               3.1        Amended and Restated Articles of Incorporation of the Company (incorporated by reference to
                          Exhibit 3.1 to Amendment No. 1 to the Company's Form 10A)

               3.2        By-laws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Form 10A)

               4.1        Indenture dated as of February 6, 1998 between the Company, as Issuer, and The Chase Manhattan
                          Bank, as Trustee, with respect to the 9.80% Senior Discount Notes due 2008 (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-4 ("1998 Form S-4")
                          filed on March 23, 1998)

               4.2        Form of the 9.80% Senior Discount Notes due 2008, Series B (included in Exhibit 4.1)
                          (incorporated by reference to Exhibit 4.2 to the Company's 1998 Form S-4)

               4.3        Indenture dated as of October 17, 1997 between the Company, as Issuer, and The Chase Manhattan
                          Bank, as Trustee, with respect to the 10% Senior Notes due 2007 (incorporated by reference to
                          Exhibit 4.1 to the Company's Registration Statement on Form S-4 ("Form S-4") filed on November
                          26, 1997)

               4.4        Form of the 10% Senior Exchange Notes due 2007 (included in Exhibit 4.4) (incorporated by reference to Exhibit 4.2 to the Company's Form S-4)

               4.5        Indenture dated as of October 17, 1997 between the Company, as Issuer, and The Chase Manhattan
                          Bank, as Trustee, with respect to the 11 1/8% Senior Discount Notes due 2007 (incorporated by reference to Exhibit 4.3 to the Company's Form S-4)

               4.6        Form of the 11 1/8% Senior Discount Exchange Notes due 2007 (included in Exhibit 4.6)
                          (incorporated by reference to Exhibit 4.4 to the Company's Form S-4)

               4.7        Escrow Agreement dated as of October 17, 1997 among The Chase Manhattan Bank, as escrow agent, The Chase Manhattan Bank, as Trustee under the Indenture (as defined therein), and the
                          Company (incorporated by reference to Exhibit 4.6 to the Company's Form S-4)

               4.8*       Indenture dated as of                , 1998 between the Company, as Issuer, and The Chase Manhattan
                          Bank, as Trustee, with respect to the      % Senior Discount Notes due 2008

               4.9*       Form of the      % Senior Discount Notes due 2008 (included as an exhibit to 4.8)

               5.1*       Opinion re legality

              10.1        Tax Sharing Agreement by and among C-TEC Corporation, Cable Michigan, Inc. and the Registrant
                          (incorporated by reference to Exhibit 10.1 to the Company's Form 10A)

              10.2        Dark Fiber IRU Agreement dated as of May 8, 1997 among Metropolitan Fiber Systems/McCourt,
                          Inc. and RCN Telecom Services of Massachusetts, Inc. (incorporated by reference to Exhibit 10.2 to the Company's Form 10A)

              10.3        Dark Fiber IRU Agreement dated as of May 8, 1997 among Metropolitan Fiber Systems of New
                          York, Inc. and RCN Telecom Services of New York, Inc. (incorporated by reference to Exhibit 10.3 to the Company's Form 10A)

              10.4        Telephone Service to Reseller Agreement for Boston among Metropolitan Fiber Systems/McCourt,
                          Inc. and RCN Telecom Services of Massachusetts, Inc. (incorporated by reference to Exhibit 10.4 to the Company's Form 10A)

              10.5        Telephone Service to Reseller Agreement for New York among Metropolitan Fiber Systems of New
                          York, Inc. and RCN Telecom Services of New York, Inc. (incorporated by reference to Exhibit 10.5 to the Company's Form 10A)

              10.6        OVS Agreement dated May 8, 1997 between RCN Telecom Services, Inc. and MFS
                          Communication Company, Inc. (incorporated by reference to Exhibit 10.6 of the Company's Form
                          10A)

              10.7        Joint Venture Agreement dated as of December 23, 1996 between RCN Telecom Services, Inc. and
                          Boston Energy Technology Group, Inc. (incorporated by reference to Exhibit 10.7 to the
                          Company's Form 10A)

              10.8        Amended and Restated Operating Agreement of RCN-BECOCOM, LLC dated as of June 17, 1997
                          (incorporated by reference to Exhibit 10.8 to the Company's Form 10A)

              10.9        Management Agreement dated as of June 17, 1997 among RCN Operating Services, Inc. and
                          BECOCOM, Inc. (incorporated by reference to Exhibit 10.9 to the Company's Form 10A)

              10.10       Construction and Indefeasible Right of Use Agreement dated as of June 17, 1997 between
                          BECOCOM, Inc. and RCN-BECOCOM, LLC (incorporated by reference to Exhibit 10.10 to the
                          Company's Form 10A)

              10.11       License Agreement dated as of June 17, 1997 between Boston Edison Company and BECOCOM,
                          Inc. (incorporated by reference to Exhibit 10.11 to the Company's Form 10A)

              10.12       Joint Investment and Non-Competition Agreement dated as of June 17, 1997 among RCN Telecom
                          Services of Massachusetts, Inc., BECOCOM, Inc. and RCN-BECOCOM, LLC (incorporated by reference to Exhibit 10.12 to the Company's Form 10A)

              10.13       Credit Agreement dated as of July 1, 1997 among C-TEC Cable Systems, Inc., ComVideo Systems,
                          Inc., C-TEC Cable Systems of New York, Inc. and First Union National Bank, as agent**
                          (incorporated by reference to Exhibit 4.1 to the Company's Information Statement on Form 10
                          ("Form 10") filed on July 9, 1997)

              10.14       Amended and Restated Operating Agreement of Starpower Communications, LLC dated as of
                          December 18, 1997 by and between Pepco Communications, L.L.C. and RCN Telecom Services
                          of Washington, D.C., Inc. (incorporated by reference to Exhibit 10.M to RCN's Annual Report on
                          Form 10-K filed on March 31, 1998 ("10-K"))

              11.1        Statement regarding Computation of Per Share Earnings (included in the Notes to the Consolidated
                          Financial Statements)

              21.1        Subsidiaries (incorporated by reference to Exhibit 21 to the Company's 10-K)

              23.1        Consent of Coopers & Lybrand L.L.P. with respect to RCN Corporation

              23.2        Consent of Ernst & Young LLP, Independent Auditors, with respect to Erols Internet, Inc.

              24.1        Power of Attorney (included on the signature page of the Registration Statement)

              99.1        Financial Statement Schedule -- Schedule I: Condensed Financial Information of RCN for the Year
                          Ended December 31, 1997 (incorporated by reference to Item 14(a)(2) to RCN's 10-K)

              99.2        Financial Statement Schedule -- Schedule II: Valuation and Qualifying Accounts and Reserves for
                          the Years Ended December 31, 1997, 1996 and 1995 (incorporated by reference to Item 14(a)(2)
                          to RCN's 10-K)

----------
* To be filed by amendment.

**Exhibits and schedules which have not been filed with Exhibit 10.13 will be provided to the Commission by the Registrant upon request.


(b) Financial Statement Schedules

      Description

   Condensed Financial Information of RCN for the Year Ended December 31, 1997 (Schedule I) (incorporated by reference to Item 14(a)(2) to RCN's 10-K)

   Valuation and Qualifying Accounts and Reserves for the Years Ended December 31, 997, 1996 and 1995 (Schedule II) (incorporated by reference to Item 14(a)(2) to RCN's 10-K)

Item 17.  Undertakings

     (a) The undersigned Registrant hereby undertakes that:

               (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

               (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



                                  SIGNATURES

               Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on this 1st day of June, 1998.

                                    RCN CORPORATION




                                    By: /s/ Bruce C. Godfrey
                                        ---------------------------------
                                        Bruce C. Godfrey
                                        Executive Vice President and Chief
                                        Financial Officer

               The registrant and each person whose signature appears below constitutes and appoints Michael J. Mahoney and Bruce Godfrey his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign and file any and all amendments (including post-effective amendments) to this registration statement and any supplemental registration statement filed pursuant to rule 462(b) under the Securities Act of 1933, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

               Pursuant to the requirements of the Securities Act of 1933, the registration statement has been signed below by the following persons in the capacities and on the dates indicated.



       Signature                            Title                     Date
       ---------                            -----                     ----

   /s/ David C. McCourt            Director, Chairman and Chief    June 1, 1998
-----------------------------           Executive Officer
       David C. McCourt

  /s/ Michael J. Mahoney          Director, President and Chief    June 1, 1998
-----------------------------            Operating Officer
      Michael J. Mahoney

   /s/ Bruce C. Godfrey       Director, Executive Vice President   June 1, 1998
-----------------------------     and Chief Financial Officer
       Bruce C. Godfrey

     /s/ Dennis Spina              Director, Vice Chairman and     June 1, 1998
-----------------------------      President Internet Services
         Dennis Spina

    /s/ Alfred Fasola                        Director              June 1, 1998
-----------------------------
      Alfred Fasola

   /s/ Stuart E. Graham                      Director              June 1, 1998
-----------------------------
     Stuart E. Graham

   /s/ Richard R. Jaros                      Director              June 1, 1998
-----------------------------
     Richard R. Jaros

      /s/ Thomas May                         Director              June 1, 1998
-----------------------------
        Thomas May

/s/ Thomas P. O'Neill, III                   Director              June 1, 1998
-----------------------------
  Thomas P. O'Neill, III

     /s/ Eugene Roth                         Director              June 1, 1998
-----------------------------
       Eugene Roth

  /s/ Walter Scott, Jr.                      Director              June 1, 1998
-----------------------------
    Walter Scott, Jr.

  /s/ Michael B. Yanney                      Director              June 1, 1998
-----------------------------
    Michael B. Yanney

    /s/ Ralph Hromisin              Vice President and Chief       June 1, 1998
-----------------------------           Accounting Officer
      Ralph Hromisin


                                 EXHIBIT INDEX

Exhibit
  No.          Description                                            Page
  ---          -----------                                            ----

 1.1*       Form of Underwriting Agreement

 2.1 Form of Distribution Agreement among C-TEC Corporation, Cable Michigan, Inc. and RCN Corporation (incorporated by reference to Exhibit 2.1 to Amendment No. 2 to the Company's Information Statement on Form 10/A ("Form 10A") filed on September 5, 1997)

 2.2 Agreement and Plan of Merger dated as of January 21, 1998 among Erols Internet, Inc., Erol Onaran, Gold & Appel Transfer, S.A., RCN Corporation and ENET Holding, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K ("Form 8-K") filed on March 6, 1998)

 2.3 Amendment No. 1 to Agreement and Plan of Merger dated as of January 21, 1998 among Erols Internet, Inc., Erol Onaran, Gold & Appel Transfer, S.A., RCN Corporation and ENET Holding, Inc. (incorporated by reference to Exhibit
            2.2 to the Company's Form 8-K)

 3.1        Amended and Restated Articles of Incorporation of the
            Company (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to the Company's Form 10A)

 3.2 By-laws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Form 10A)

 4.1 Indenture dated as of February 6, 1998 between the Company, as Issuer, and The Chase Manhattan Bank, as Trustee, with respect to the 9.80% Senior Discount Notes due 2008 (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-4 ("1998 Form S-4") filed on March 23, 1998)

 4.2 Form of the 9.80% Senior Discount Notes due 2008, Series B (included in Exhibit 4.1) (incorporated by reference to Exhibit 4.2 to the Company's 1998 Form S-4)

 4.3 Indenture dated as of October 17, 1997 between the Company, as Issuer, and The Chase Manhattan Bank, as Trustee, with respect to the 10% Senior Notes due 2007 (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-4 ("Form S-4") filed on November 26, 1997)

 4.4 Form of the 10% Senior Exchange Notes due 2007 (included in Exhibit 4.4) (incorporated by reference to Exhibit
            4.2 to the Company's Form S-4)

 4.5 Indenture dated as of October 17, 1997 between the Company, as Issuer, and The Chase Manhattan Bank, as Trustee, with respect to the 11 1/8% Senior Discount Notes due 2007 (incorporated by reference to Exhibit 4.3 to the Company's Form S-4)

 4.6 Form of the 11 1/8% Senior Discount Exchange Notes due 2007 (included in Exhibit 4.6) (incorporated by reference to Exhibit 4.4 to the Company's Form S-4)

 4.7 Escrow Agreement dated as of October 17, 1997 among The Chase Manhattan Bank, as escrow agent, The Chase Manhattan Bank, as Trustee under the Indenture (as defined therein), and the Company (incorporated by reference to Exhibit 4.6 to the Company's Form S-4)

 4.8* Indenture dated as of , 1998 between the Company, as Issuer, and The Chase Manhattan Bank, as Trustee, with respect to the % Senior Discount Notes due 2008

 4.9*       Form of the          % Senior Discount Notes due 2008 (included
            as an exhibit to 4.8)

 5.1*       Opinion re legality

10.1        Tax Sharing Agreement by and among C-TEC Corporation,
            Cable Michigan, Inc. and the Registrant (incorporated by reference to Exhibit 10.1 to the Company's Form 10A)

10.2 Dark Fiber IRU Agreement dated as of May 8, 1997 among Metropolitan Fiber Systems/McCourt, Inc. and RCN Telecom Services of Massachusetts, Inc. (incorporated by reference to Exhibit 10.2 to the Company's Form 10A)

10.3 Dark Fiber IRU Agreement dated as of May 8, 1997 among Metropolitan Fiber Systems of New York, Inc. and RCN Telecom Services of New York, Inc. (incorporated by reference to Exhibit 10.3 to the Company's Form 10A)

10.4 Telephone Service to Reseller Agreement for Boston among Metropolitan Fiber Systems/McCourt, Inc. and RCN Telecom Services of Massachusetts, Inc. (incorporated by reference to Exhibit 10.4 to the Company's Form 10A)

10.5 Telephone Service to Reseller Agreement for New York among Metropolitan Fiber Systems of New York, Inc. and RCN Telecom Services of New York, Inc. (incorporated by reference to Exhibit 10.5 to the Company's Form 10A)

10.6        OVS Agreement dated May 8, 1997 between RCN Telecom
            Services, Inc. and MFS Communication Company, Inc.
            (incorporated by reference to Exhibit 10.6 of the Company's Form 10A)

10.7 Joint Venture Agreement dated as of December 23, 1996 between RCN Telecom Services, Inc. and Boston Energy
            Technology Group, Inc. (incorporated by reference to
            Exhibit 10.7 to the Company's Form 10A)

10.8 Amended and Restated Operating Agreement of RCN-BECOCOM, LLC dated as of June 17, 1997 (incorporated by reference to Exhibit 10.8 to the Company's Form 10A)

10.9 Management Agreement dated as of June 17, 1997 among RCN Operating Services, Inc. and BECOCOM, Inc. (incorporated by reference to Exhibit 10.9 to the Company's Form 10A)

10.10 Construction and Indefeasible Right of Use Agreement dated as of June 17, 1997 between BECOCOM, Inc. and RCN-BECOCOM, LLC (incorporated by reference to Exhibit
            10.10 to the Company's Form 10A)

10.11       License Agreement dated as of June 17, 1997 between
            Boston Edison Company and BECOCOM, Inc. (incorporated by reference to Exhibit 10.11 to the Company's Form 10A)

10.12 Joint Investment and Non-Competition Agreement dated as of June 17, 1997 among RCN Telecom Services of
            Massachusetts, Inc., BECOCOM, Inc. and RCN-BECOCOM, LLC (incorporated by reference to Exhibit 10.12 to the Company's Form 10A)

10.13 Credit Agreement dated as of July 1, 1997 among C-TEC Cable Systems, Inc., ComVideo Systems, Inc., C-TEC Cable Systems of New York, Inc. and First Union National Bank, as agent** (incorporated by reference to Exhibit 4.1 to the Company's Information Statement on Form 10 ("Form 10") filed on July 9, 1997)

10.14 Amended and Restated Operating Agreement of Starpower Communications, LLC dated as of December 18, 1997 by and between Pepco Communications, L.L.C. and RCN Telecom Services of Washington, D.C., Inc. (incorporated by reference to Exhibit 10.M to RCN's Annual Report on Form 10-K filed on March 31, 1998 ("10-K"))

11.1        Statement regarding Computation of Per Share Earnings
            (included in the Notes to the Consolidated Financial
            Statements)

21.1 Subsidiaries (incorporated by reference to Exhibit 21 to the Company's 10-K)

23.1        Consent of Coopers & Lybrand L.L.P. with respect to RCN Corporation

23.2 Consent of Ernst & Young LLP, Independent Auditors, with respect to Erols Internet, Inc.

24.1 Power of Attorney (included on the signature page of the Registration Statement)

99.1        Financial Statement Schedule -- Schedule I: Condensed
            Financial Information of RCN for the Year Ended December 31, 1997 (incorporated by reference to Item 14(a)(2) to RCN's 10-K)

99.2 Financial Statement Schedule -- Schedule II: Valuation and Qualifying Accounts and Reserves for the Years Ended December 31, 1997, 1996 and 1995 (incorporated by reference to Item 14(a)(2) to RCN's 10-K)
----------
* To be filed by amendment.

**Exhibits and schedules which have not been filed with Exhibit 10.13 will be provided to the Commission by the Registrant upon request.